    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 1996



                                                      REGISTRATION NO. 333-08065

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                   INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
             (Exact name of registrant as specified in its charter)

                         ------------------------------

           DELAWARE                          5088                  59-2223025
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                             8095 N.W. 64TH STREET
                              MIAMI, FLORIDA 33166
                                 (305) 593-2658
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------


                              ALEXIUS A. DYER III
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
                             8095 N.W. 64TH STREET
                              MIAMI, FLORIDA 33166
                                 (305) 593-2658

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:
                               PHILIP A. THEODORE
                                KING & SPALDING
                              191 PEACHTREE STREET
                             ATLANTA, GEORGIA 30303
                                 (404) 572-4600
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.


    If any securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                   INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
                             CROSS REFERENCE TABLE

             LOCATION IN PROXY STATEMENT/PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-4

ITEM NUMBER AND CAPTION IN FORM S-4                                              LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of Registration Statement and Outside Front
            Cover Page of Prospectus............................  Outside Front Cover of Proxy Statement/ Prospectus;
                                                                   Facing Page of the Registration Statement

       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Available Information; Table of Contents

       3.  Risk Factors, Ratio of Earnings to Fixed Charges and
            Other Information...................................  Summary

       4.  Terms of the Transaction.............................  Summary; The Restructuring

       5.  Pro Forma Financial Information......................  Summary; Historical and Pro Forma Capitalization; Pro
                                                                   Forma Combined Financial Information

       6.  Material Contacts with the Company Being Acquired....  Not Applicable

       7.  Additional Information Required for Reoffering by
            Persons and Parties Deemed to be Underwriters.......  Not Applicable

       8.  Interests of Named Experts and Counsel...............  Not Applicable

       9.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not Applicable

      10.  Information With Respect to S-3 Registrants..........  Not Applicable

      11.  Incorporation of Certain Information by Reference....  Not Applicable

      12.  Information With Respect to S-2 or S-3 Registrants...  Not Applicable

      13.  Incorporation of Certain Information by Reference....  Not Applicable

      14.  Information With Respect to Registrants Other Than
            S-3 or S-2 Registrants..............................  Summary; Selected Historical Financial Data;
                                                                   Management's Discussion and Analysis of Financial
                                                                   Condition and Results of Operations; Business;
                                                                   Description of Capital Stock; Index to Financial
                                                                   Statements

      15.  Information With Respect to S-3 Companies............  Not Applicable

      16.  Information With Respect to S-2 or S-3 Companies.....  Not Applicable

      17.  Information With Respect to Companies Other Than S-2
            or S-3 Companies....................................  Not Applicable

ITEM NUMBER AND CAPTION IN FORM S-4                                              LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
      18.  Information if Proxies, Consents or Authorizations
            are to be Solicited.................................  Summary; The Restructuring; The Exchange Offer;
                                                                   Stockholders' Meeting, Voting Rights and Proxies;
                                                                   Management; Security Ownership of Certain Beneficial
                                                                   Owners and Management; Stockholder Proposals

      19.  Information if Proxies, Consents or Authorizations
            are not to be Solicited, or in an Exchange Offer....  Summary; The Restructuring; The Exchange Offer;
                                                                   Stockholders' Meeting, Voting Rights and Proxies;
                                                                   Management; Security Ownership of Certain Beneficial
                                                                   Owners and Management

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 16, 1996


                           PROXY STATEMENT/PROSPECTUS

                   INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
                                ----------------


           OFFER TO EXCHANGE COMMON STOCK, PAR VALUE $.001 PER SHARE,
                FOR AND SOLICITATION OF CONSENTS FROM HOLDERS OF


           8% CONVERTIBLE SUBORDINATED DEBENTURES DUE AUGUST 31, 2003
                   ($10 MILLION PRINCIPAL AMOUNT OUTSTANDING)

    This Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") describes the proposed financial restructuring (the "Restructuring") of International Airline Support Group, Inc. (the "Company"). Pursuant to the Restructuring, the Company hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Proxy Statement/Prospectus and in the accompanying Consent and Letter of Transmittal (the "Letter of Transmittal"), to issue 224.54 shares of its Common Stock, par value $.001 per share (the "Common Stock"), after giving effect to the proposed reverse stock split described below, for each $1,000 of principal amount of its outstanding 8% Convertible Subordinated Debentures due August 31, 2003 (the "Convertible Debentures"). Holders of Convertible Debentures whose securities are accepted in the Exchange Offer will not be entitled to receive any consideration other than the shares of Common Stock for any interest accrued subsequent to February 28, 1995. The last trade of the Convertible Debentures known to the Company occurred in October, 1995, when the largest single holder of the Convertible Debentures sold all the Convertible Debentures held by it for a cash price of $150 per $1,000 principal amount of the Convertible Debentures, to one or more other substantial holders of the Convertible Debentures.


    This Proxy Statement/Prospectus also constitutes a consent solicitation statement in connection with the solicitation (the "Solicitation") of consents (the "Consents") to certain amendments (the "Amendments") to the several Securities Purchase Agreements, each dated as of September 8, 1993 (collectively, the "Purchase Agreements"), pursuant to which the Convertible Debentures were issued. HOLDERS OF CONVERTIBLE DEBENTURES WHO TENDER THEIR CONVERTIBLE DEBENTURES IN THE EXCHANGE OFFER WILL BE REQUIRED TO CONSENT TO THE AMENDMENTS. The Exchange Offer and the Solicitation will expire at 5:00 p.m.,
New York City time on             , 1996, unless extended (the "Expiration
Date"). Tenders of the Convertible Debentures may be withdrawn, in accordance with the withdrawal provisions described herein, at any time prior to the Expiration Date. A Consent may be revoked, in accordance with the revocation provisions described herein, prior to the date the Amendments become effective.

                            ------------------------


       SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON               , 1996
                 RELATING TO THE APPROVAL OF CERTAIN AMENDMENTS
                 TO THE COMPANY'S CERTIFICATE OF INCORPORATION

                            ------------------------

    THE COMMON STOCK OFFERED HEREBY IS SUBJECT TO CERTAIN MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 18 OF THIS PROXY STATEMENT/PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE RESTRUCTURING. THE RESTRUCTURING DESCRIBED HEREIN WILL RESULT IN SUBSTANTIAL DILUTION TO HOLDERS OF THE COMPANY'S COMMON STOCK.

    NEITHER THE TRANSACTIONS DESCRIBED HEREIN NOR THE SECURITIES OFFERED HEREBY HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                             (COVER CONTINUED ON FOLLOWING PAGE)
                         ------------------------------

        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS           , 1996

(COVER PAGE CONTINUED)


    This Proxy Statement/Prospectus is also being furnished to the stockholders of the Company as a proxy statement in connection with the solicitation of proxies for a special meeting of stockholders (the "Meeting") at which proposals relating to the Restructuring and certain other matters are to be voted on by the stockholders. The items to be voted on include (a) a proposal to combine each 27 shares of the Common Stock outstanding after the closing of the Exchange Offer into one share of Common Stock (the "Reverse Stock Split"); (b) a proposal to fix the number of directors comprising the Company's Board of Directors at seven and to provide that the number of Directors constituting the Board shall not be changed without the affirmative vote of the holders of at least 75% of the issued and outstanding shares of the Common Stock (collectively, the "Board Amendments"); (c) a proposal to increase to 2,000,000 the number of authorized shares of Preferred Stock and to provide that these shares may be issued without further consent of the stockholders with such terms as may be designated by the Board of Directors (the "Preferred Stock Authorization"); (d) a proposal to amend and restate the Company's Certificate of Incorporation to amend provisions regarding corporate governance to require supermajority voting with respect to certain matters of corporate governance (the "Charter Amendments") and (e) the approval of a stock option plan for the Company's directors, officers and employees (the "Stock Option Plan").


    Consummation of the Restructuring is conditioned upon, among other things, the following: (i) the holders of at least 95% of the outstanding principal amount of the Convertible Debentures (the "Minimum Debt Tenders") shall have validly tendered and shall not have withdrawn their Convertible Debentures prior to the Expiration Date; (ii) the Company shall have received Consents from the holders of at least a majority of the principal amount of the Convertible Debentures (disregarding the principal amount of any Convertible Debentures held by the Company or its affiliates); (iii) the Company's stockholders shall have approved the Reverse Stock Split, the Board Amendments, the Preferred Stock Authorization, the Charter Amendments and the Stock Option Plan; (iv) the Credit Agreement to be negotiated and executed by and between the Company and the bank named therein (the "Credit Agreement") shall have been negotiated and executed, the conditions to the effectiveness thereof shall have been satisfied or waived and the Company shall have the ability to borrow at least $2.5 million pursuant to the Credit Agreement immediately following the consummation of Restructuring; and (v) the Company shall have received consents from the holders of at least a majority of the Stock Units represented by the Warrants, dated July 17, 1992 (the "Old Warrants"), to the amendment of the expiration date of the Old Warrants (the "Old Warrant Amendment").


    If the foregoing conditions are satisfied, the Restructuring will be consummated at a closing (the "Closing") to be held promptly following the Meeting. At the Closing, (a) the Reverse Stock Split, the Board Amendments, the Preferred Stock Authorization, the Charter Amendments, the Stock Option Plan and the Credit Agreement would become effective; (b) the Company would accept all valid tenders of Convertible Debentures and would issue shares of Common Stock in exchange therefor; (c) the Amendments would become effective; (d) the Company's 12% Senior Notes due July 17, 1997 (the "Senior Notes") would be redeemed using advances under the Credit Agreement; (e) the Company would issue options to purchase shares of Common Stock to the Company's directors, officers and employees pursuant to the Stock Option Plan in settlement of options and/or warrants previously awarded to them or in connection with employment agreements to be entered into by them; and (f) the Old Warrant Amendment would become effective. None of the foregoing will become effective unless all are consummated at the Closing.



    Only holders of record of Common Stock at the close of business on the Record Date for the Meeting are entitled to receive notice of and to vote at the Meeting and any adjournments or postponements thereof. The Meeting may be adjourned from time to time without notice other than by announcement. Any such adjournment will require the affirmative vote of a majority of the voting power present or represented at the Meeting. The persons named as proxies will vote in favor of such

                                             (COVER CONTINUED ON FOLLOWING PAGE)

(COVER PAGE CONTINUED)

adjournment, if proposed, those proxies which they are entitled to vote in favor of any one of the Reverse Stock Split, the Board Amendments, the Preferred Stock Authorization, the Charter Amendments or to approve the Stock Option Plan, and the persons named as proxies will vote against such adjournment those proxies required to be voted against all such proposals. A list of stockholders entitled to vote at the Meeting will be available for inspection by any stockholder for any purpose germane to the Meeting during ordinary business hours, during the ten days prior to the Meeting, at the Company's headquarters at the address set forth herein.


    THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING OF STOCKHOLDERS ARE OF GREAT IMPORTANCE TO THE COMPANY'S STOCKHOLDERS, ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

    Your vote is important. Whether or not you intend to be present at the Special Meeting, please complete, sign, date and return the accompanying proxy in the enclosed envelope, which requires no postage if mailed in the United States. If you choose to attend the Meeting, you may of course revoke your proxy and personally cast your votes.

                 THIS PROXY STATEMENT/PROSPECTUS IS FIRST BEING
                MAILED TO HOLDERS OF THE CONVERTIBLE DEBENTURES
                              AND THE COMMON STOCK
                             ON            , 1996.

                             AVAILABLE INFORMATION

    The Company has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended ("the Securities Act"), with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission in the manner set forth below. For further information with respect to the securities offered hereby and the Company, reference is made to the Registration Statement and the financial schedules and exhibits filed as a part thereof. Statements contained in this Proxy Statement/Prospectus as to the terms of any contract or other document are not necessarily complete, and, in each case, reference is made to the copy of each such contract or other document that has been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission, as well as the Registration Statement, can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site at http:\\www.sec.gov which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Copies of such reports, proxy statements and other information may also be obtained from the Company upon request to the Company at its principal executive offices.


                            ------------------------

    No person has been authorized to give any information or make any representation not contained in this Proxy Statement/Prospectus and, if given or made, such information or representation must not be relied upon. This Proxy Statement/Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than those to which it relates, or an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor the distribution of any securities hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or in the information contained herein since the date hereof.

                               TABLE OF CONTENTS


                                                                          PAGE
                                                                          ----
SUMMARY...................................................................    1
  General.................................................................    1
  The Company.............................................................    1
  Operating Strategy......................................................    2
  Background and Purpose of the Restructuring.............................    3
  Conditions to the Restructuring.........................................    5
  Certain Significant Effects of the Restructuring........................    5
  Risk Factors............................................................    6
  Interest of Certain Persons in the Restructuring........................    7
  The Exchange Offer......................................................    7
  The Meeting.............................................................    9
  Proposed Amendments to the Company's Certificate of Incorporation.......   10
  The Stock Option Plan...................................................   12
  Exchange of Stock Certificates; Fractional Shares.......................   13
  Federal Income Tax Considerations.......................................   13
  Financial Forecast......................................................   13
  Summary Consolidated Historical Financial Data..........................   14
  Summary Pro Forma Financial Data........................................   15
  Market Prices of and Dividends Paid on Common Stock and Market Prices of
   Convertible Debentures.................................................   16
  Market and Trading Information..........................................   17

RISK FACTORS..............................................................   18
  Risk Factors Relating to Failure of the Restructuring to Occur..........   18
  Risk Factors Associated with Ownership of the Common Stock..............   20

THE RESTRUCTURING.........................................................   24
  Background..............................................................   24
  Certain Defaults........................................................   25
  Negotiations with Debentureholders......................................   26
  The Standstill Agreement................................................   28
  Overview of the Restructuring...........................................   29
  Certain Significant Effects of the Restructuring........................   30
  Conditions to the Restructuring.........................................   32
  Projection of Certain Financial Data....................................   33
  General Assumptions.....................................................   34
  Operating Assumptions...................................................   35
  Interests of Certain Persons in the Restructuring.......................   39

THE EXCHANGE OFFER........................................................   39
  General.................................................................   39
  Acceptance of Convertible Debentures and Delivery of Common Stock.......   40
  Expiration Date; Extensions; Amendments.................................   41
  How to Tender and Consent in the Exchange Offer.........................   41
  Tenders and Consents -- General.........................................   42
  Guaranteed Delivery Procedures..........................................   43
  Withdrawal of Tenders and Revocation of Consents........................   44
  Conditions..............................................................   45
  Depositary..............................................................   46
  Fees and Expenses.......................................................   47

                                                                          PAGE
                                                                          ----
STOCKHOLDERS' MEETING, VOTING RIGHTS AND PROXIES..........................   47
  Solicitation of Proxies.................................................   47
  Voting of Proxies.......................................................   47
  Record Date.............................................................   48
  Voting Rights...........................................................   48
  Revocation of Proxies...................................................   48
  Proposed Amendment to the Company's Certificate of Incorporation:
    Reverse Stock Split Amendment.........................................   48
  Proposed Amendment to the Company; Certificate of Incorporation:
    Preferred Stock Authorization.........................................   48
  Proposed Amendment to the Company's Certificate of Incorporation:
    Board of Directors....................................................   49
  Proposed Amendments to the Company Certificate of Incorporation:
    Provisions Affecting Corporate Governance.............................   49
  The Stock Option Plan...................................................   50
  Dilution................................................................   51
  Exchange of Stock Certificates; Fractional Shares.......................   51
  Other Matters to be Considered..........................................   52

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.................................   52
  General.................................................................   52
  Tax Consequences to the Company.........................................   52
  Tax Consequences to the Holders of the Convertible Debentures...........   53

ACCOUNTING TREATMENT......................................................   54

HISTORICAL AND PRO FORMA CAPITALIZATION...................................   55

SELECTED HISTORICAL FINANCIAL DATA........................................   56

PRO FORMA FINANCIAL INFORMATION...........................................   57

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................   60
  Liquidity and Capital Resources.........................................   60
  Results of Operations...................................................   62

BUSINESS..................................................................   67
  General.................................................................   67
  Operating Strategy......................................................   67
  History.................................................................   68
  Industry Overview.......................................................   69
  Operations of the Company...............................................   70
  Customers...............................................................   72
  Additional Services.....................................................   73
  Government Regulation and Traceability..................................   73
  Product Liability.......................................................   73
  Competition.............................................................   73
  Employees...............................................................   74
  Legal Proceedings.......................................................   74

MANAGEMENT................................................................   74
  Composition of the Board................................................   75
  Committees of the Board.................................................   75
  Executive Compensation..................................................   75

                                                                          PAGE
                                                                          ----
  Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End
   Option/SAR Value.......................................................   76
  Compensation Committee Interlocks and Insider Participation.............   76
  Compensation of Directors...............................................   76
  The Stock Option Plan...................................................   76
  Employment Agreement....................................................   80
  Certain Transactions....................................................   80

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT............   81

DESCRIPTION OF THE AMENDMENTS.............................................   82

DESCRIPTION OF THE CREDIT AGREEMENT.......................................   82

DESCRIPTION OF THE CONVERTIBLE DEBENTURES.................................   85
  General.................................................................   85
  Redemption..............................................................   85
  Conversion..............................................................   86
  Subordination of Convertible Debentures.................................   87
  Purchase Convertible Debentures Upon a Change of Control................   88
  Certain Covenants.......................................................   89
  Events of Default.......................................................   94
  Market Information......................................................   96
  Modifications of the terms of the Convertible Debentures or the rights
   of the Holders of the Convertible Debentures...........................   96

DESCRIPTION OF CAPITAL STOCK..............................................   98
  General.................................................................   98
  Common Stock............................................................   98
  Preferred Stock.........................................................   98
  Certain Effects of Authorized but Unissued Stock........................   98
  Directors' Liability....................................................   98
  Anti-takeover Effects of Certain Provisions of the Company's Restated
   Certificate of Incorporation and Bylaws................................   99

LEGAL MATTERS.............................................................  100

EXPERTS...................................................................  100

STOCKHOLDER PROPOSALS.....................................................  100

INDEX TO FINANCIAL STATEMENTS.............................................  F-1

APPENDIX A -- PROPOSED RESTATED CERTIFICATE OF INCORPORATION

APPENDIX B -- PROPOSED STOCK OPTION PLAN

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. CERTAIN TERMS USED IN THE FOLLOWING SUMMARY ARE DEFINED ON THE COVER PAGE OF THIS PROXY STATEMENT/PROSPECTUS.


    THIS PROXY STATEMENT/PROSPECTUS CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND
SECTION 21E OF THE EXCHANGE ACT. SUCH STATEMENTS APPEAR THROUGHOUT THIS PROXY STATEMENT/PROSPECTUS, INCLUDING WITHOUT LIMITATION UNDER THE HEADING "THE RESTRUCTURING -- PROJECTION OF CERTAIN FINANCIAL DATA," AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR EXPECTATIONS OF THE COMPANY, ITS DIRECTORS OR ITS OFFICERS WITH RESPECT TO, AMONG OTHER THINGS: (I) FUTURE OPERATING RESULTS;
(II) POTENTIAL ACQUISITIONS; (III) THE COMPANY'S FINANCING PLANS; (IV) TRENDS AFFECTING THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF OPERATIONS; AND (V) THE COMPANY'S GROWTH AND OPERATING STRATEGY. RECIPIENTS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED THAT ANY SUCH FORWARD LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. THE ACCOMPANYING INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, INCLUDING WITHOUT LIMITATION THE INFORMATION SET FORTH UNDER THE HEADINGS "THE RESTRUCTURING -- PROJECTION OF CERTAIN FINANCIAL DATA," "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND "BUSINESS," IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES.


GENERAL


    This Proxy Statement/Prospectus describes the Restructuring of the Company. In such regard, it sets forth the terms and conditions of the Exchange Offer, which is part of the Restructuring. This Proxy Statement/Prospectus also constitutes a consent solicitation statement in connection with the Solicitation of Consents to the Amendments. Holders of Convertible Debentures who wish to accept the Exchange Offer as set forth herein must tender their Convertible Debentures in accordance with the procedures set forth herein and in the accompanying Letter of Transmittal. HOLDERS OF CONVERTIBLE DEBENTURES WHO WISH TO ACCEPT THE EXCHANGE OFFER WILL BE REQUIRED TO CONSENT TO THE AMENDMENTS. HOLDERS OF CONVERTIBLE DEBENTURES MAY CONSENT TO THE AMENDMENTS WITHOUT TENDERING THEIR CONVERTIBLE DEBENTURES. The Exchange Offer will expire at 5:00
p.m., New York City time, on         , 1996, unless extended by the Company, in
its sole discretion, to permit the satisfaction of all conditions for such Exchange Offer (such date or such later date and time to which such offer has been extended, the "Expiration Date"). For a discussion of the conditions required to be satisfied to enable the Company to consummate the Exchange Offer, see "The Exchange Offer -- Conditions." At the Closing, to be held promptly after the Expiration Date, the Company will acquire, to the extent validly tendered, all of the Convertible Debentures.



    This Proxy Statement/Prospectus is also furnished in connection with the solicitation by the Board of Directors of the Company of proxies to be voted at the Special Meeting of the Company's stockholders (the "Meeting") to be held at the offices of King & Spalding, 50th Floor, 191 Peachtree Street, Atlanta,
Georgia, 30303, on         , 1996 at 9:00 a.m., Atlanta time. Stockholders who
wish to vote at the Meeting must execute and return a proxy in accordance with the procedures set forth herein and in the accompanying proxy or attend the Meeting.


THE COMPANY


    The Company is a worldwide supplier of aircraft spare parts to the aviation redistribution market. The Company sells spare parts to major commercial passenger airlines, air cargo carriers, maintenance and repair facilities and other redistributors. The parts sold by the Company include avionics, rotable and expendable airframe and engine components for commercial aircraft, including Airbus, Boeing and McDonnell Douglas aircraft and Pratt & Whitney and Rolls-Royce jet engines. During the fiscal year ended May 31, 1996 ("fiscal 1996"), the Company supplied parts to over 771 customers worldwide, approximately 676 of which were domestic customers and approximately 95 of which were foreign customers. Currently, the Company specializes in replacement parts for McDonnell Douglas DC-9 aircraft. Management believes that the Company has one of the most extensive inventories of aftermarket DC-9 parts in the industry. For fiscal 1996, the Company's operating revenues were approximately $23.2 million and its pretax income was approximately $2.3 million.


    The Company believes that the annual worldwide market for aircraft spare parts is approximately $10 billion, of which approximately $1.3 billion represents sales of aircraft spare parts to the redistribution market. The redistribution market is highly fragmented, with a limited number of large, well capitalized companies selling a broad range of aircraft spare parts, and numerous smaller competitors serving distinct market niches. The Company believes that significant trends affecting the redistribution market will continue to increase its overall size while reducing the number of competitors. Factors causing the expansion of the redistribution market include the increasing size and age of the world-wide airline fleet and the increasing pressures on airlines and maintenance and repair facilities to control their costs.

    Although the Company's current financial condition is weak, the Company has been successful over the last two years in positioning itself as one of the premier redistributors of aircraft spare parts. Upon the successful implementation of the Restructuring, the Company believes that it will have the financial viability to implement its operating strategy to become one of the select number of redistributors well positioned to fully service the aircraft spare parts requirements of its customers.


    The Company's principal executive offices are located at 8095 N.W. 64th Street, Miami, Florida 33166. Its telephone number is (305) 593-2658.


OPERATING STRATEGY

    The Company is, therefore, undertaking the Restructuring to improve its financial flexibility and allow it to more fully implement its operating strategy. The Company's operating strategy has two components. First, the Company intends to increase its revenues and operating income through continued customer penetration in its existing markets and expansion into new markets. The Company intends to achieve this by continuing to increase its share of the market for spare parts for certain widely operated aircraft models, including, in particular, the DC-9 (which is no longer in production) and the MD-80. Although the MD-80 is still in production, many of the DC-9's parts are interchangeable with the MD-80, which, given the Company's experience and knowledge with the DC-9, gives it a competitive advantage. The Company intends to capitalize on the limited availability of spare parts for such aircraft models, which are either out of production or have a high degree of parts interchangeability with other model aircraft, by acquiring (i) pools of inventory from airlines that cease to operate such aircraft or that desire to reduce their levels of parts inventory and (ii) aircraft for parting out when the purchase price justifies doing so. The Company believes that its knowledge of the fleets of DC-9 and MD-80 aircraft currently in operation and its worldwide contacts in the commercial aviation industry will permit it to acquire inventory pools and aircraft for parting out on favorable terms in the future.

    The second component of the Company's operating strategy is to achieve revenue and earnings growth by acquiring other companies engaged in the sale of aircraft parts as well as companies with product lines that would complement the Company's existing redistribution business. The Company competes in a fragmented market in which numerous small companies serve distinct market niches. The Company believes that small aircraft parts redistributors, many of which are family owned and capital constrained, are unable to provide the extensive inventory and quality control necessary to comply with applicable regulatory and customer requirements and will provide acquisition opportunities for the Company. The Company believes that such acquisitions will permit it to expand its customer base by selling aircraft parts to airlines and others that are not now customers, to expand its product line with respect to aircraft in which the Company currently specializes, to strengthen its relationships with existing customers and to expand the types of aircraft in which the Company specializes. The Company, however, has not entered into an agreement to acquire any such company, and there can be no assurance that the Company will be able to do so. Further, the Company will be unable to make acquisitions if the Restructuring is not consummated.


BACKGROUND AND PURPOSE OF THE RESTRUCTURING

    The Company issued the Convertible Debentures during fiscal 1994 on September 8, 1993. The proceeds of the Convertible Debentures were used for the following purposes: (i) to repurchase a portion of the Senior Notes ($3.4 million); (ii) to repay certain other indebtedness ($1.9 million); (iii) to pay fees and expenses of the offering ($1.1 million); and (iv) to purchase four DC-9 aircraft for parting out ($3.6 million). Also during fiscal 1994, the Company, in an attempt to more vertically integrate its business, invested approximately $3 million to establish a repair facility certified by the Federal Aviation Administration ("FAA"). The principal business of the repair facility, which commenced operations in fiscal 1994, was to perform FAA-required maintenance checks on certain narrow body aircraft. The facility was operated by a wholly-owned subsidiary of the Company, International Airline Service Center, Inc. ("IASC").

    However, during fiscal 1994, while the Company was undertaking its diversification and expansion program, its financial performance was adversely affected by several factors. First, sales to Transafrik Corp., a cargo carrier operating in Africa, declined significantly, from approximately $6.0 million in fiscal 1993 to approximately $1.5 million in fiscal 1994. Transafrik had accounted for a significant portion of the Company's revenue prior to fiscal 1994. During fiscal 1994, Transafrik underwent a change in ownership and made other significant management and operational changes, including a downsizing of its fleet and changes in fleet mix. Second, the Company was unable to operate the repair facility profitably, losing approximately $1.9 million on its operations of the facility during fiscal 1994. Principally as the result of the establishment of the repair facility, the number of persons employed by the Company grew from approximately 80 in fiscal 1993 to approximately 160 in fiscal 1994, and sales, general and administrative expense increased to approximately 37.1% of total revenue in fiscal 1994 from approximately 19.3% of total revenue in fiscal 1993. Third, the overall market for used aircraft and parts weakened and this, combined with a diminished cash position, reduced the Company's ability to purchase additional aircraft and inventory for resale and led to a 43.9% decline in total revenues for fiscal 1994, from $33.5 million in fiscal 1993 to $18.7 million.

    As a result of the weak demand in the marketplace and the Company's need to increase its liquidity to meet its obligations as they became due, it became necessary for the Company to sell an aircraft at an inopportune time and price, resulting in a $2.1 million loss. This loss related primarily to the aircraft being sold to raise cash at an amount substantially below cost, as well as the write-off of an aircraft because its Nigerian lessee defaulted under the lease and the Company did not believe it could recover possession of the aircraft. In addition, during the fourth quarter of fiscal 1994, the Company accrued to cost of sales a charge of $2.4 million for the partial writedown of three aircraft to reflect net realizability of the aircraft. The unanticipated cost of overhauling these aircraft at IASC for delivery eliminated the economic benefit that the Company had negotiated under their sales contract.


    In February 1994, the Company's President and Chief Financial Officer left the Company and in January 1995, the Company's Chief Executive Officer was replaced by the current Chief Executive Officer. In an effort to address the Company's financial problems, current senior management made the strategic decision to refocus the Company on its core business-parts sales. The costs of implementing this strategy were largely recognized in fiscal 1994. Accordingly, the Company recorded a net loss of $17.4 million in fiscal 1994, substantially all of which was related to non-core businesses and, to the extent related to the core business, was nonrecurring. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    As part of its strategic decision to refocus on its core business, in late fiscal 1994 and early fiscal 1995, the Company sought aggressively to reduce its expenses. As a result, the total number of persons employed by the Company was reduced by approximately 85%, to 24 by the end of fiscal 1995, and operations at the service center were terminated. Further, the Company sold a subsidiary that was engaged in air cargo transport. In addition, during fiscal 1995, the Company sought to reduce its vulnerability to a decrease in sales to any single customer by focusing its marketing on the identification and solicitation of new customers. The Company obtained approximately 80 new parts customers during fiscal 1995. Also in fiscal 1995, the Company instituted new compensation policies for its parts sales force. Pursuant to the new policies, all salesman are paid strictly on commission, sales to new customers are encouraged and commissions are not paid until accounts are collected. Furthermore, the Company has continued to decrease its exposure to more volatile international markets. Its domestic revenues as a percentage of total revenues has increased in each of the last four fiscal years, to approximately 85% in fiscal 1996 from 72% in fiscal 1995, 59% in fiscal 1994, and 40% in fiscal 1993.


    On May 26, 1995, the Company received a notice of payment blockage from the majority holder (the "Majority Noteholder") of the Senior Notes. Citing a continuing Event of Default under the agreement governing the Senior Notes as a result of the Company's noncompliance with certain financial covenants, the Majority Noteholder demanded that the scheduled interest payment that would otherwise have been payable on May 31, 1995 to holders of the Convertible Debentures not be paid. As a result of the Company's receipt of the notice of payment blockage, the Company did not make the interest payments due to holders of the Convertible Debentures on May 31 and August 31, 1995, totaling $.4 million. Pursuant to terms of the Senior Notes, the Company was prohibited from making any other payments with respect to the Convertible Debentures prior to the expiration of the payment blockage period on November 22, 1995. Notwithstanding the expiration of the payment blockage period, the Company did not make the November 30, 1995 and the February 29 and May 31, 1996 interest payments on the Convertible Debentures. The Company does not intend to resume making payments of interest on the Convertible Debentures.


    The Company did not make its scheduled July 17, 1995 principal payment on the Senior Notes in the approximate amount of $1.8 million. The Company cured the default in part by making a principal payment of $1.45 million on December 12, 1995. The Company made an additional principal payment of $.7 million on May 13, 1996, which cured such principal payment default and prepaid, without penalty, approximately $.35 million of the $4.1 million principal payment due on the Senior Notes on July 17, 1996. The Company did not make the July 17, 1996 principal payment on the Senior Notes, which was due in the amount of approximately $3.7 million, pending redemption of the Senior Notes in connection with the Restructuring. If the Restructuring is not consummated, the Company will be unable to make such principal payment.



    The failure to make the interest payments to the holders of the Convertible Debentures and the principal payment to the holders of the Senior Notes due on July 17, 1996 referred to above constituted an Event of Default under the agreements governing the Senior Notes and Convertible Debentures. Further, the Company is in default in the observance of certain financial covenants applicable to the Senior Notes and the Convertible Debentures. If the Company remains in default under the terms of the Senior Notes and Convertible Debentures, the holders of such instruments could accelerate the debt, resulting in principal of approximately $17.7 million becoming immediately due and payable. The Company would have no ability to repay such indebtedness if it were to be accelerated. The foregoing circumstances most likely would require the Company to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code. In addition, if the holders of any of the Senior Notes or Convertible Debentures demand repayment or if the holders of the Senior Notes seek to realize upon the collateral securing the Senior Notes, there is a substantial likelihood that the Company will be forced to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code.



    The terms of the Restructuring result from an analysis of the Company's financial condition and operations conducted by the Company. The Company is proposing the Restructuring to achieve changes in its financial structure that it believes are necessary to help alleviate the problems caused by the Company's current debt service levels and debt repayment obligations, to help assure its long-term viability and to permit it to implement its operating strategies. The success of the Restructuring does not depend on the Company's meeting the financial forecasts included elsewhere in this Proxy

Statement/Prospectus or on the Company's consummating any acquisitions as part of its operating strategy. However, the Company will not be able to implement its operating strategy fully if it is unable to obtain advances pursuant to the Credit Agreement. If the Company fails to meet the financial forecasts, depending on the magnitude of the departures from forecasted performance, the Company might be unable to comply with the financial covenants imposed on it pursuant to the Credit Agreement. Noncompliance with such financial covenants would prevent the Company from obtaining advances pursuant to the Credit Agreement. The Company will be in compliance with such financial covenants upon consummation of the Restructuring. See "Description of the Credit Agreement."


    If the Restructuring is not consummated, the financial condition of the Company will necessitate the development of alternative actions. In view of the Company's limited financial resources and the existence of unwaived defaults with respect to the Senior Notes and the Convertible Debentures, there can be no assurance that the Company would succeed in formulating and consummating an alternative financial restructuring. In such case, the Company most likely would be forced to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code. See "Risk Factors -- Risk Factors Relating to Failure of the Restructuring to Occur."

CONDITIONS TO THE RESTRUCTURING

    Consummation of the Restructuring is conditioned upon, among other things, the following: (i) the Minimum Tenders shall have been validly tendered and not withdrawn by the holders of the Convertible Debentures prior to the Expiration Date; (ii) the requisite Consents shall have been received and such Consents shall not have been revoked and the Amendments shall have become effective;
(iii) the Company's stockholders shall have approved the amendments to the Company's Certificate of Incorporation to effect the Reverse Stock Split, the Board Amendments, the Preferred Stock Authorization and the Charter Amendments and shall have approved the Stock Option Plan; (iv) the Company and the Bank (as defined herein) shall have negotiated and executed the Credit Agreement, the conditions to the effectiveness thereof shall have been satisfied or waived and the Company shall have the ability to borrow at least $2.5 million pursuant to the Credit Agreement immediately following the consummation of the Restructuring; and (v) the Old Warrant Amendment shall have become effective. See "The Restructuring -- Conditions to the Restructuring."

    The Company reserves the right to amend the terms of the Restructuring (including changes in the consideration being offered in the Exchange Offer to holders of the Convertible Debentures), if and to the extent that the Company determines that such amendments are necessary or desirable to complete the Restructuring. The Company will give holders of the Common Stock and the Convertible Debentures notice of such amendments as may be required by applicable law. Holders of the Convertible Debentures may withdraw their tenders of the Convertible Debentures at any time prior to the Expiration Date of the Exchange Offer, including during any period of time the Exchange Offer is extended because of amendments to the terms of the Restructuring.

CERTAIN SIGNIFICANT EFFECTS OF THE RESTRUCTURING

    Implementation of the Restructuring would have significant effects on the financial obligations of the Company and on the current holders of the Common Stock, the Senior Notes and the Convertible Debentures. The Restructuring would result in significant changes in the Company's financial obligations, including
(a) the elimination of future interest and principal payment obligations with respect to at least 95% of the aggregate principal amount of the Convertible Debentures, (b) the repayment of the Senior Notes, (c) the incurrence of approximately $7.9 million of indebtedness under the Credit Agreement, (d) the increased sensitivity of the Company to prevailing interest rates because indebtedness under the Credit Agreement will bear interest at a floating rate, and (e) the deferral of principal payments on the Company's long-term indebtedness because the final maturity of the Credit Agreement is later than the maturity date of the Senior Notes. The Restructuring would also result in the modification of certain restrictive covenants now applicable to the Company pursuant to the instruments creating the Convertible Debentures and the elimination of the restrictive covenants now applicable to the Company pursuant to the instruments creating the Senior Notes.


    On a pro forma basis, the Restructuring would have reduced the amount of the Company's outstanding indebtedness, at May 31, 1996, from $18.1 million to $8.1 million, based on the assumptions that the Restructuring occurred on such date and that all the Convertible Debentures were accepted for exchange. Total interest expense, on a pro forma basis, would have been reduced from $2.2 million to $1.2 million during fiscal 1996, based on the assumptions that the Restructuring occurred on the first day of the period presented, that all the Convertible Debentures were accepted for exchange and that amounts outstanding pursuant to the Credit Agreement bore interest at 10.25% throughout the period.


    If the Restructuring were implemented, approximately 2.2 million shares of Common Stock (after giving effect to the Reverse Stock Split) would be issued in the Exchange Offer, assuming that all of the Convertible Debentures are accepted for exchange. Issuance of such numbers of shares of Common Stock would dilute substantially the ownership percentage of the existing holders of the Common Stock. The percentage ownership of the Company on an actual and on a fully-diluted basis and the effect of the issuance of such numbers of shares of Common Stock on the percentage ownership of the common equity of the Company is shown in the following table:


                                                                             RESTRUCTURING             RESTRUCTURING
                                               PRE-RESTRUCTURING (1)        NO DILUTION (2)          FULL DILUTION (3)
                                              ------------------------  ------------------------  ------------------------
                                               NUMBER OF                 NUMBER OF                 NUMBER OF
                                                SHARES       PERCENT      SHARES       PERCENT      SHARES       PERCENT
                                              -----------  -----------  -----------  -----------  -----------  -----------
Significant Holders of Convertible
 Debentures (4):
  Cardinal Recovery Partners................      --           --           263,385        10.0       263,385         8.8
  Northeast Investors Trust.................      --           --           224,540         9.4       224,540         7.5
  Deltec Asset Management Corp..............      --           --           224,540         9.4       224,540         7.5
Other Convertible Debenture Holders.........      --           --         1,532,935        65.0     1,532,935        51.2
                                              -----------       -----   -----------       -----   -----------       -----
Total Convertible Debenture Holders.........      --           --         2,245,400        93.8     2,245,400        75.0
Existing Common Stockholders................    4,041,779       100.0       149,704         6.2       149,704         5.0
Warrant and Option Holders..................      --           --           --           --           598,782        20.0
                                              -----------       -----   -----------       -----   -----------       -----
                                                4,041,779       100.0     2,395,104       100.0     2,993,886       100.0
                                              -----------       -----   -----------       -----   -----------       -----
                                              -----------       -----   -----------       -----   -----------       -----


- ------------------------
(1) Assumes no (i) conversion of the Convertible Debentures; (ii) exercise of the Old Warrants; and (iii) exercise of certain outstanding stock options and warrants, prior to giving effect to the Reverse Stock Split. The Old Warrant Amendment will provide for the expiration of the Old Warrants at the Closing and the options outstanding pursuant to the Company's existing stock option plan will be canceled as part of the Restructuring.

(2) Assumes that 2,245,400 shares of Common Stock are issued to the Holders of the Convertible Debentures, after giving effect to the Reverse Stock Split.


(3) Incorporates the assumptions set forth in (2) and further assumes the exercise of certain outstanding options and warrants, other than the Old Warrants, and the issuance of all options to be granted under the Stock Option Plan.



(4) Significant holders of Convertible Debentures are those Convertible Debenture holders who would receive 5% or more of the Common Stock to be outstanding upon consummation of the Restructuring.

RISK FACTORS

    The Common Stock offered hereby pursuant to the Exchange Offer is subject to certain material risks. In addition, in the event the Restructuring is not consummated, there are additional risks to the ownership of Common Stock and Convertible Debentures primarily as a result of the Company's financial condition. Before deciding whether or not to tender any Convertible Debentures pursuant to the Exchange Offer, or to vote in favor of the matters to be brought before the Meeting, each stockholder and each holder of the Convertible Debentures should consider carefully all of the information contained in this Proxy Statement/Prospectus. See "Risk Factors."

INTERESTS OF CERTAIN PERSONS IN THE RESTRUCTURING


    In considering the Restructuring, holders of Common Stock and the Convertible Debentures should be aware that the executive officers and directors of the Company have certain interests that may present them with potential conflicts of interests with respect to the Restructuring. See "The Restructuring
- -- Interests of Certain Persons in the Restructuring." The conflicts result from the following factors: (i) the employment agreement between Mr. Alexius A. Dyer III, the Chairman of the Board, President and Chief Executive Officer of the Company, will be extended for an additional five-year term effective upon consummation of the Restructuring and Mr. George Murnane III, the Executive Vice President and Chief Financial Officer of the Company, will enter into a five-year employment agreement with the Company having terms, other than salary and bonus, substantially similar to those of Mr. Dyer's employment agreement
(see "Management -- Employment Agreement"); (ii) Mr. Dyer's annual compensation will increase from $135,000 to $175,000 upon consummation of the Restructuring;
(iii) Messrs. Dyer and Murnane will be granted restricted stock and/or options representing 7.5% and 3.5%, respectively, of the shares of Common Stock to be outstanding following the Restructuring on a fully-diluted basis (see
"Management -- The Stock Option Plan"); (iv) Messrs. Kyle R. Kirkland and E.
James Mueller, who are non-employee directors of the Company, will be granted restricted stock and/or options, which, together with shares reserved for issuance to non-employee directors pursuant to the Stock Option Plan, will represent up to 2.5% of the shares of Common Stock to be outstanding following the Restructuring on a fully-diluted basis (see "Management -- The Stock Option Plan"); and (v) Kirkland Messina, Inc., an investment banking firm of which Mr. Kirkland is a principal, will receive a placement agent's fee in connection with the origination of the Credit Agreement (see "Management -- Certain Transactions").


THE EXCHANGE OFFER

    In exchange for the Convertible Debentures, the Company will issue 224.54 shares of Common Stock, after giving effect to the Reverse Stock Split, for each $1,000 of principal amount of its outstanding Convertible Debentures. As of the date of this Proxy Statement/Prospectus, there were outstanding $10 million aggregate principal amount of Convertible Debentures. The Company has not made an interest payment on the Convertible Debentures since February 28, 1995. The Company does not intend to make any subsequent payment of accrued interest with respect to any Convertible Debentures accepted for exchange in the Exchange Offer. Holders of Convertible Debentures whose Convertible Debentures are accepted in the Exchange Offer will not be entitled to receive any consideration other than shares of Common Stock for any interest accrued subsequent to February 28, 1995, on such Convertible Debentures. See "The Exchange Offer -- General."


    In connection with the Exchange Offer, the Company is also soliciting the Requisite Consents from the "Holders" (as defined below) of the Convertible Debentures in the Solicitation. HOLDERS OF CONVERTIBLE DEBENTURES WHO TENDER THEIR CONVERTIBLE DEBENTURES IN THE EXCHANGE OFFER WILL BE REQUIRED TO CONSENT TO THE AMENDMENTS. Holders of Convertible Debentures may consent to the Amendments without tendering their Convertible Debentures in the Exchange Offer. The Company will make no separate payment for Consents. The Amendments will not become effective unless and until the Restructuring is consummated. The term "Holder," when used with respect to a Convertible Debenture, means the registered owner of such Convertible Debenture on August 20, 1996 (the "Debt Record Date") or any person who has obtained a properly completed bond power and proxy from the registered owner on the Debt Record Date. The Company serves as the registrar for the Convertible

Debentures and will advise any purchaser of Convertible Debentures who was not a registered owner of the Convertible Debentures on the Debt Record Date as to the procedures to be followed in order to obtain a properly completed bond power and proxy and effectively to tender their Convertible Debentures and consent to the Amendments. See "The Exchange Offer -- General."



    The Exchange Offer will expire at 5:00 p.m., New York City time, on
        , 1996, unless the Exchange Offer is extended by the Company, in its sole discretion, to permit the satisfaction of all conditions to the Exchange Offer, in which case the term "Expiration Date" shall mean the last date and time to which the Exchange Offer is extended. See "The Exchange Offer -- Expiration Date; Extensions; Amendments."


    A Holder electing to tender Convertible Debentures in the Exchange Offer and to consent to the Amendments should either (i) complete and sign the Letter of Transmittal, have the signatures thereon guaranteed if required by Instruction 6 thereof, and mail or deliver such Letter of Transmittal together with a properly completed and duly executed Notice of Guaranteed Delivery or the Convertible Debentures and any other required documents to the Depository at one of its addresses set forth on the back cover page of this Proxy Statement/Prospectus, or effect the tender of Convertible Debentures pursuant to the procedures for book-entry transfer as set forth under "The Exchange Offer -- How to Tender and Consent in the Exchange Offer" or (ii) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Holders will not be obligated to pay any brokerage commissions or solicitation fees in connection with the Exchange Offer. HOLDERS OF CONVERTIBLE DEBENTURES WHO TENDER THEIR CONVERTIBLE DEBENTURES IN THE EXCHANGE OFFER WILL BE REQUIRED TO CONSENT TO THE AMENDMENTS. Holders of Convertible Debentures may consent to the Amendments without tendering their Debentures in the Exchange Offer.

    Tenders of any Convertible Debentures may be withdrawn, in accordance with the withdrawal provisions described herein, at any time prior to the Expiration Date for the Exchange Offer. In addition, tenders of Convertible Debentures may be withdrawn after the expiration of 40 business days from the commencement of the Exchange Offer, if not yet accepted by the Company. A Consent may be revoked only by the Holder of the Convertible Debenture with respect to which the Consent was given and only if the Company receives written notice of revocation from the Holder prior to the date the Amendment becomes effective. However, the revocation of a Consent will, unless waived by the Company, render the tender of the related Convertible Debenture defective. See "The Exchange Offer -- Withdrawal of Tenders and Revocation of Consents."

    No fractional shares of Common Stock will be issued upon consummation of the Exchange Offer. The Company expects to enter into an agreement with the Depositary whereby the Depositary will aggregate and sell in the open market all fractional shares of Common Stock otherwise issuable in the Exchange Offer. The proceeds of such sales would be distributed by the Depositary to the persons who would otherwise have received such fractional amounts. There can be no assurance as to the price at which such sales will be affected. See "The Exchange Offer -- Acceptance of Convertible Debentures and Delivery of Common Stock."

    If the Restructuring is consummated, at least 95% of the outstanding Convertible Debentures will be exchanged for shares of Common Stock. Holders of Convertible Debentures who do not exchange may experience a significant reduction in their ability to sell their Convertible Debentures and will not have the benefit of certain restrictive covenants now contained in the Purchase Agreements. However, the Company's reduced leverage as a result of the Restructuring should increase the likelihood that the Company will be able to pay the principal of and interest on the outstanding Convertible Debentures.

    Requests for additional copies of this Proxy Statement/Prospectus or the Letter of Transmittal should be directed to the Company at the address set forth on the back of this Proxy Statement/ Prospectus or to the telephone number set forth above. First Union National Bank, Charlotte, North Carolina has been appointed as Depositary for the Exchange Offer. Questions and requests for assistance may be directed to the Depositary at (800) 829-8432. For further information regarding any of the foregoing, contact George Murnane III, Chief Financial Officer of the Company, at (305) 593-2658.


    THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CONVERTIBLE DEBENTURES TENDER THEIR SECURITIES IN THE EXCHANGE OFFER AND CONSENT TO THE AMENDMENTS.

THE MEETING

    At the Meeting, the Company's stockholders will be asked to approve amendments to the Company's Certificate of Incorporation to effect the Reverse Stock Split, the Preferred Stock Authorization and the Charter Amendments and to approve the Stock Option Plan. The Company will restate its Certificate of Incorporation (the "Restated Certificate") in connection with these amendments. See "Appendix A" for the proposed Restated Certificate. Adoption of the proposed amendments to the Company's Certificate of Incorporation is a condition to the Exchange Offer and an essential part of the Restructuring.

    THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF THE COMMON STOCK VOTE IN FAVOR OF THE PROPOSED AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION AND APPROVE THE STOCK OPTION PLAN.


    Only stockholders of record at the close of business on August 20, 1996 will be entitled to notice of and to vote at the Meeting. As of the date of this Proxy Statement/Prospectus, there were 4,041,779 shares of Common Stock outstanding, of which there were 105 holders of record and approximately 950 beneficial owners. There are no shares of Preferred Stock outstanding. Stockholders have no appraisal or dissenters' rights with respect to the proposals to amend the Company's Certificate of Incorporation.



    Each share of Common Stock is entitled to one vote with respect to the proposed amendments to effect the Reverse Stock Split, the Preferred Stock Authorization, the Board Amendments, and the Charter Amendments and with respect to the approval of the Stock Option Plan. Stockholders have no appraisal or dissenters' rights with respect to any of the proposed amendments to the Company's Certificate of Incorporation or the approval of the Stock Option Plan. See "Stockholders' Meeting, Voting Rights and Proxies."


    As of the date of this Proxy Statement/Prospectus, without giving effect to the Reverse Stock Split, Alexius A. Dyer III, the Chairman of the Board, President and Chief Executive Officer of the Company, owned of record or beneficially approximately 1,000 shares of the Company's Common Stock (disregarding any shares of Common Stock beneficially owned by him by reason of his ownership of stock options or warrants), which represents approximately
 .025% of the aggregate number of shares of Common Stock outstanding. At such date, without giving effect to the Reverse Stock Split, Mr. and Mrs. Richard R. Wellman, formerly the Chairman of the Board and Secretary, respectively, of the Company owned of record or beneficially approximately 1,999,700 shares of Common Stock, or 49.48% of the shares of Common Stock outstanding. Mr. and Mrs. Wellman executed an irrevocable proxy, in connection with their resignation of their positions with the Company on January 31, 1995, authorizing the Board of Directors of the Company to vote 1,980,000 shares of the Company's Common Stock (representing approximately 48.99% of the shares of Common Stock outstanding) owned by the Wellmans. The irrevocable proxy was affirmed by the Wellmans in October 1995. Accordingly, the executive officers and directors of the Company possess the power to vote approximately 49.02% of the outstanding shares of Common Stock with respect to the Reverse Stock Split, the Board Classification, the Preferred Stock Authorization, the Charter Amendments and approval of the Stock Option Plan. Messrs. Dyer, Mueller and Kirkland have informed the Company that they intend to vote in favor of the proposed amendments to the Company's Certificate of Incorporation and for approval of the Stock Option Plan.

    Stockholders are encouraged to mark, sign and date the appropriate proxy card and mail it promptly in the enclosed return envelope. A stockholder who has executed and returned a proxy may revoke it at any time before it is voted by executing and returning a proxy bearing a later date, by giving notice of revocation to the Secretary of the Company or by attending the Meeting and voting in person. See "Stockholders' Meeting, Voting Rights and Proxies -- Solicitation of Proxies," "-- Voting of Proxies," "-- Record Date," "-- Voting Rights" and "-- Revocation of Proxies."

PROPOSED AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

    REVERSE STOCK SPLIT

    The Board of Directors has approved an amendment to the Company's Certificate of Incorporation to effect the Reverse Stock Split (the "Reverse Stock Split Amendment"). Pursuant to the Reverse Stock Split Amendment, each 27 outstanding shares of Common Stock will be combined into one share of Common Stock. If adopted, the Reverse Stock Split Amendment will not become effective unless and until the Closing occurs. The authorized capitalization of the Company will not be affected by the Reverse Stock Split. Adoption of the Reverse Stock Split Amendment requires the affirmative vote of the holders of a majority of the shares of Common Stock outstanding. See "Stockholders' Meeting, Voting Rights and Proxies -- Proposed Amendment to the Company's Certificate of
Incorporation: Reverse Stock Split Amendment."

    BOARD OF DIRECTORS

    The Board of Directors has approved the Board Amendments, pursuant to which
(i) the number of directors of the Company shall be fixed at seven members and
(ii) the number of directors constituting the Board shall not be changed without the affirmative vote of at least 75% of the issued and outstanding shares of Common Stock.


    If the Board Amendments are adopted, three members of the Company's initial Board of Directors will be members of the Company's management (each, a "Management Director"). The remaining four directors will be persons nominated by certain representatives of holders of the Convertible Debentures after consultation with the Company's Board of Directors (each, an "Independent Director"). The Management Directors will be Alexius A. Dyer III; George Murnane III; and E. James Mueller. The Independent Directors will be Kyle R. Kirkland,
       ,        and        .



    If adopted, the Board Amendment will not become effective unless and until the Closing occurs. Adoption of the Board Amendments requires the affirmative vote of the holders of a majority of the shares of Common Stock outstanding. See "Stockholders' Meeting, Voting Rights and Proxies -- Proposed Amendment to the Company's Certificate of Incorporation: Board of Directors," "Management" and Description of Capital Stock."


    PREFERRED STOCK AUTHORIZATION

    The Board of Directors has approved an amendment to the Company's Certificate of Incorporation (i) to increase the number of authorized shares of Preferred Stock $.001 par value (the "Preferred Stock") to 2,000,000, (ii) to provide that such shares may be issued from time to time by the Board of Directors without further stockholder approval and (iii) to provide that a series of Preferred Stock may be issued with such designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption as are determined by the Board of Directors (the "Preferred Stock Authorization"). If adopted, the Preferred Stock Authorization will not become effective unless and until the Closing occurs. Adoption of the Preferred Stock Authorization requires the affirmative vote of the holders of a majority of the shares of Common Stock outstanding. See "Stockholders' Meeting, Voting Rights and Proxies -- Proposed Amendments to the Company's Certificate of Incorporation: Preferred Stock Authorization" and "Description of Capital Stock."

    CHARTER AMENDMENTS

    The Board of Directors has approved amendments to the Company's Certificate of Incorporation and Bylaws to add certain provisions with respect to stockholder action (the "Charter Amendments"). Certain of those provisions may make an acquisition of the Company more difficult for an acquiror.

    SECTION 203 OF THE DELAWARE LAW. Pursuant to the Charter Amendments, the Company's Certificate of Incorporation would be amended to make the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") inapplicable to the Company. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date such stockholder became an "interested stockholder," unless (a) prior to such date the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," or (b) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by
(i) persons who are directors and also officers and (ii) by employee stock plans, in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at the annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes certain mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Under the terms of Section 203, this amendment will not be effective until 12 months after adoption by the stockholders and shall not apply to any "business combination" between the Company and any person who becomes an "interested stockholder" on or prior to such adoption.

    STOCKHOLDER ACTION BY WRITTEN CONSENT. The Certificate of Incorporation will be amended to provide that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, and the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action is specifically denied. This provision of the Certificate of Incorporation may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.


    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws will be amended to provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 30 days nor more than 60 days prior to the meeting; provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provision may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting. As set forth below, this provision of the Bylaws may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.

    ADJOURNMENT OF MEETINGS OF STOCKHOLDERS. The Bylaws will be amended to provide that when a meeting of stockholders of the Company is convened, the presiding officer, if directed by the Board of Directors, may adjourn the meeting if no quorum is present for the transaction of business or if the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders or to otherwise effectively exercise their voting rights. This provision will, under certain circumstances, make more difficult or delay actions by the stockholders opposed by the Board of Directors. The effect of such provision could be to delay the timing of a stockholders' meeting, including in cases where stockholders have brought proposals before the stockholders which are in opposition to those brought by the Board of Directors and therefore may provide the Board of Directors with additional flexibility in responding to such stockholder proposals. As set forth below, the Bylaw provisions regarding holding of meetings of stockholders may not be amended or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.

    AMENDMENT OF THE BYLAWS. The Certificate of Incorporation will be amended to provide that no provision of the Bylaws may be amended, modified or repealed by the stockholders of the Company, nor any provision of the Bylaws inconsistent with such provision be adopted by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock. This provision will make it more difficult for stockholders to make changes to the Bylaws that are opposed by the Board of Directors. This provision of the Certificate of Incorporation may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.

    If adopted, the Charter Amendments will not become effective unless and until the Closing occurs. Adoption of the Charter Amendments requires the affirmative vote of the holders of a majority of the shares of Common Stock outstanding. See "Stockholders' Meeting, Voting Rights and Proxies -- Proposed Amendment to the Company's Certificate of Incorporation: Provisions Affecting Corporate Governance" and "Description of Capital Stock."

THE STOCK OPTION PLAN

    The Board of Directors has approved the adoption of the Stock Option Plan for the Company's directors, officers and employees. The Stock Option Plan is intended to provide a means to attract, retain and motivate selected employees of the Company and non-employee directors of the Company. The Stock Option Plan provides for the grant to eligible employees of incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares, performance share and performance units, dividend equivalents and other share based awards. All employees and directors are eligible to participate in the Stock Option Plan. The portion of the Stock Option Plan applicable to employees will be administered by the Compensation Committee of the Company's Board of Directors. The Compensation Committee will have the full and final authority to select employees to whom awards may be granted, to determine the type of awards to be granted to such employees and to make all administrative determinations required by the Stock Option Plan. The Compensation Committee also will have authority to waive conditions relating to an award or accelerate vesting of awards. The Stock Option Plan provides for certain grants of nonqualified stock options to non-employee directors, and, in the case of such grants, is intended to operate automatically and not require administration. An aggregate of 598,782 shares of Common Stock have been reserved for issuance under the Stock Option Plan, subject to anti-dilution adjustments in the event of certain changes in the Company's capital structure.


    In connection with the Restructuring, the Company intends to grant restricted stock and/or options to purchase the following numbers of shares of Common Stock to the following persons or groups: Alexius A. Dyer III, 224,543 shares, representing 7.5% of the Common Stock to be outstanding following the Restructuring on a fully-diluted basis; George Murnane III, 104,787 shares, representing 3.5% of such outstanding Common Stock; and the non-executive employees of the Company,

119,756 shares, representing 4.0% of such outstanding Common Stock. Forty percent of such options or shares will vest immediately with 15% vesting annually, over the four years following the date of grant. In addition, shares representing 2.5% of the outstanding Common Stock will be reserved for future issuance pursuant to the Stock Option Plan, each grant to vest equally, over three years after being awarded. The Company also intends to grant options representing up to 2.5% of the outstanding Common Stock to non-employee directors. The number of options to be granted to the non-employee directors will be determined by the Company prior to the consummation of the Restructuring. The Company intends to reserve for future issuance to the non-employee directors any shares not granted as restricted stock and not covered by options issued upon consummation of the Restructuring. See "Management -- The Stock Option Plan."


EXCHANGE OF STOCK CERTIFICATES; FRACTIONAL SHARES

    As soon as practicable after the Closing, the Company's stockholders will be notified and requested to surrender their present Common Stock certificates for replacement certificates representing the number of shares of Common Stock into which their shares of Common Stock were combined pursuant to the Reverse Stock Split. Until so surrendered, each existing certificate for 27 shares of Common Stock prior to the Closing will be deemed to represent a certificate for one share of Common Stock.

    No certificates or scrip representing fractional shares of Common Stock will be issued in connection with the Restructuring. The Company expects to enter into an agreement with the Depositary whereby the Depositary will aggregate and sell in the open market all fractional shares of Common Stock otherwise issuable in connection with the Restructuring. There can be no assurance as to the price at which such sales will be effected. Market conditions or other factors could cause the fractional shares to be sold at depressed prices, including prices substantially below fair market value. The proceeds of such sales will be distributed by the Depositary to the persons who would otherwise have received such fractional amount. See "Certain Risk Factors -- Market for Common Stock" and "Stockholders' Meeting, Voting Rights and Proxies -- Exchange of Stock Certificates; Fractional Shares."

FEDERAL INCOME TAX CONSIDERATIONS


    The Restructuring is expected to result in the recognition by the Company of a certain amount of cancellation of debt ("COD") income. As a result of such income, the Company's available federal net operating loss carryforwards ("NOLs") will be reduced accordingly. Following the Restructuring, the Company's ability to use its remaining NOLs will be significantly limited by Section 382 of the Tax Code, except to the extent the Company recognizes certain built-in gains in its assets during the five-year period following the Restructuring.


    The exchange of the Convertible Debentures for Common Stock should constitute a tax-free recapitalization for federal income tax purposes. Accordingly, except to the extent that the consideration received by the holder of Convertible Debentures is attributable to accrued interest, a holder of Convertible Debentures should not recognize any gain or loss as a result of the Restructuring. Under the terms of the Exchange Offer, a holder of Convertible Debentures will be deemed to have been paid, and thus will be required to include in income the amount of unpaid interest that has accrued with respect to such Convertible Debentures as of the date of the Restructuring which has not previously been included in such holder's income.

    See "Certain Federal Income Tax Considerations."

FINANCIAL FORECAST


    For information with respect to the Company's projected financial performance, see "The Restructuring -- Projection of Certain Financial Data."

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA


    The following table sets forth selected historical financial information of the Company for the five years ended May 31, 1996. The historical operating data and historical balance sheet data for the five years ended May 31, 1996 presented below have been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements and the related notes thereto. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company included elsewhere in this Proxy Statement/Prospectus. See "Selected Historical Financial Data."



                                                                        YEAR ENDED MAY 31,
                                                    ----------------------------------------------------------
                                                       1992        1993        1994        1995        1996
                                                    ----------  ----------  ----------  ----------  ----------
                                                         (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
OPERATING DATA:
Total revenues....................................  $   26,527  $   33,505  $   18,733  $   24,983  $   23,205
Income from operations............................       4,360       4,049     (16,199)      1,170       4,458
Interest expense..................................         871       2,569       2,953       2,564       2,192
Interest and other income.........................         (94)        (66)        (87)       (603)        (34)
Unusual and non-recurring items...................      --          --          --            (177)     --
                                                    ----------  ----------  ----------  ----------  ----------
Earnings (loss) before income taxes, equity in
 loss of joint venture and extraordinary item.....       3,583       1,546     (19,065)       (614)      2,300
Provision for income taxes (benefit)..............       1,370         510      (2,476)     --              14
Equity in loss of joint venture...................        (229)        (59)       (424)     --          --
Extraordinary loss on extinguishment of debt......      --          --            (363)     --          --
                                                    ----------  ----------  ----------  ----------  ----------
Net earnings (loss)...............................  $    1,984  $      977  $  (17,376) $     (614) $    2,286
                                                    ----------  ----------  ----------  ----------  ----------
                                                    ----------  ----------  ----------  ----------  ----------

PER SHARE DATA:
Primary earnings (loss) per common and common
 equivalent shares
  Earnings (loss) before extraordinary item.......  $     0.52  $     0.22  $    (4.21) $    (0.15) $     0.57
  Extraordinary item..............................      --          --           (0.09)     --          --
                                                    ----------  ----------  ----------  ----------  ----------
    Net earnings (loss)...........................  $     0.52  $     0.22  $    (4.30) $     0.15  $     0.57
                                                    ----------  ----------  ----------  ----------  ----------
                                                    ----------  ----------  ----------  ----------  ----------
Weighted average shares outstanding used in
 primary calculation..............................   3,849,852   5,312,046   4,041,779   4,041,779   4,041,779

Fully diluted earnings (loss) per common and
 common equivalent shares
  Earnings (loss) before extraordinary item.......  $     0.52  $     0.22  $    (4.21) $    (0.15) $     0.47
  Extraordinary item..............................      --          --           (0.09)     --          --
                                                    ----------  ----------  ----------  ----------  ----------
    Net earnings (loss)...........................  $     0.52  $     0.22  $     4.30  $     0.15  $     0.47
                                                    ----------  ----------  ----------  ----------  ----------
                                                    ----------  ----------  ----------  ----------  ----------
Weighted average shares outstanding used in fully
 diluted calculation..............................   3,849,852   5,312,046   4,041,779   4,041,779   6,541,779
Ratio of earnings to fixed charges (1)............        5.01        1.58      --          --            2.03



                                                                            AT MAY 31,
                                                    ----------------------------------------------------------
                                                       1992        1993        1994        1995        1996
                                                    ----------  ----------  ----------  ----------  ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Working capital (deficit).........................  $    2,938  $   17,088  $  (18,312) $  (13,489) $  (10,841)
Total assets......................................      20,303      35,709      25,553      14,511      16,132
Total debt........................................       7,605      23,484      26,173      20,335      18,144
Stockholder's equity (deficit)....................       7,080       8,173      (9,088)     (9,702)     (7,416)
Book value per share..............................  $     1.78  $     2.04  $    (2.25) $    (2.40) $    (1.83)


- --------------------------

(1) For purposes of this item, "fixed charges" represent interest expense and "earnings" represent income (loss) from operations. Earnings were insufficient to cover fixed charges by $17.2 million and $.7 million for the years ended May 31, 1994, and 1995, respectively.

                        SUMMARY PRO FORMA FINANCIAL DATA


    The summary pro forma results of operations and financial position of the Company set forth below have been derived from the Pro Forma Financial Information appearing elsewhere in this Proxy Statement/Prospectus. The pro forma operating data have been prepared assuming that the Restructuring occurred on the first day of the period presented and the pro forma balance sheet data have been prepared assuming that the Restructuring occurred on the balance sheet date.



    For purposes of presenting pro forma results, the Company's historical consolidated financial statements have been adjusted to give effect to the Restructuring, assuming that all of the Convertible Debentures are accepted for exchange, that the Senior Notes are redeemed on the Closing Date with the proceeds of an advance pursuant to the Credit Agreement, that amounts outstanding pursuant to the Credit Agreement bear interest at the rate currently applicable (10.25%) throughout the periods and that the Reverse Stock Split is completed. See "Accounting Treatment." The pro forma financial information does not purport to be indicative of the results that would actually have been obtained had such transactions been consummated as of the date and for the period presented or that may be obtained in the future. The information set forth below should be read in conjunction with the Company's consolidated historical financial statements and the notes thereto included elsewhere in this Proxy Statement/Prospectus. See "Financial Statements." For an explanation of the adjustments and assumptions made to prepare the pro forma financial data, see "Pro Forma Financial Information."



                                                                                          YEAR ENDED MAY 31, 1996
                                                                                         -------------------------
                                                                                           (IN THOUSANDS, EXCEPT
                                                                                                  RATIOS
                                                                                            AND PER SHARE DATA)
OPERATING DATA:
Total revenue..........................................................................         $    23,205
Total operating costs (1)..............................................................              18,747
                                                                                                -----------
Income from operations (2).............................................................               4,458
Interest expense.......................................................................               1,123
Interest and other income..............................................................                 (34)
                                                                                                -----------
Earnings before income taxes...........................................................               3,369
Provision for income taxes (3).........................................................                  14
                                                                                                -----------
Net earnings...........................................................................         $     3,355
                                                                                                -----------
                                                                                                -----------
Ratio of earnings to fixed charges (4).................................................                3.97

PER SHARE DATA:
Primary earnings per common and common equivalent share................................         $      1.40
Weighted average shares outstanding used in primary calculation........................           2,395,104
Fully diluted earnings per common and common equivalent share..........................         $      1.40
Weighted average shares outstanding used in fully diluted calculation..................           2,395,104



                                                                                              AT MAY 31, 1996
                                                                                         -------------------------
BALANCE SHEET DATA:
Working Capital........................................................................         $     6,742
Total assets...........................................................................              15,459
Total debt.............................................................................               8,144
Stockholders' equity...................................................................               2,193
Book value per share...................................................................                0.92


- ------------------------------

(1) Total operating costs is defined as Cost of sales, Selling, general and administrative expenses, Provision for doubtful accounts, and Depreciation and amortization.



(2) Income from operations is defined as total revenue less total operating costs.



(3) As of May 31, 1996 after giving effect to the Restructuring, the Company would have had net operating loss carryforwards of approximately $4.9 million available to offset future income. The Company's ability to use such net operating loss carryforwards to offset future income will be limited. See "Certain Federal Income Tax Considerations."



(4) For purposes of this item, "fixed charges" represent interest expense and "earnings" represent income from operations.

MARKET PRICES OF AND DIVIDENDS PAID ON COMMON STOCK AND MARKET PRICES OF CONVERTIBLE DEBENTURES

    COMMON STOCK

    The Company's Common Stock has been publicly traded since April 2, 1990. From April 2, 1990 through July 22, 1994, the Common Stock was listed and traded on the Nasdaq/National Market System under the symbol IASG. Effective July 22, 1994, the Nasdaq Qualifications Committee delisted the Company's Common Stock from quotation on the Nasdaq/National Market System. Since that time, the Common Stock has been traded through the National Quotation Bureau's National Daily Quotation Price Sheets (the "Pink Sheets"). The following table sets forth the high and low closing prices of the Common Stock for the fiscal periods indicated below as reported by Nasdaq/ National Market System, prior to July 22, 1994, and the high and low bid quotations as reported by the National Quotation Bureau thereafter.

Fiscal 1995            HIGH    LOW
- --------------------  ------  ------
First Quarter
 (through July
 22)................  $ 15/16 $ 5/16
First Quarter (from
 July 22)...........     3/8     1/4
Second Quarter......     3/8    1/16
Third Quarter.......   13/32    1/32
Fourth Quarter......     1/2    5/32


Fiscal 1996            HIGH    LOW
- --------------------  ------  ------
First Quarter.......  $ 7/16  $ 9/32
Second Quarter......    9/32    5/32
Third Quarter.......    3/16     1/8
Fourth Quarter......    7/32     1/8

Fiscal 1997            HIGH    LOW
- --------------------  ------  ------
First Quarter
 (through August 15,
 1996)..............  $  1/4  $ 3/16



    At May 31, 1996, there were 105 holders of record and approximately beneficial owners of the Company's Common Stock and no holders of the Company's Preferred Stock. After consummation of the Restructuring, there will be approximately 950 beneficial owners of Common Stock, assuming all of the Convertible Debentures are tendered in the Exchange Offer.



    The Company has not paid dividends on the Common Stock. The Company's financial condition and the existence of defaults pursuant to the Senior Notes and the Convertible Debentures make it unlikely that the Company will be able to pay dividends on the Common Stock in the foreseeable future in the event the Restructuring is not consummated. If the Restructuring is consummated, covenants to be contained in the Credit Agreement will prohibit the Company from paying dividends on the Common Stock as long as indebtedness issued pursuant to the Credit Agreement remains outstanding.



    The last sale of the Common Stock prior to the announcement of the Restructuring known to the Company occurred on July 9, 1996 at a price of $.1875 per share.

    CONVERTIBLE DEBENTURES


    No active trading market for the Convertible Debentures exists. The Convertible Debentures were not registered pursuant to the Securities Act prior to issuance and are not listed on any exchange. Because of their lack of public registration and there are only approximately 50 holders of the Convertible Debentures, trading in the Convertible Debentures is extremely limited and sporadic. The last trade of the Convertible Debentures known to the Company occurred in October, 1995, when the largest single holder of the Convertible Debentures sold all the Convertible Debentures held by it for a cash price equal to $150 per $1,000 principal amount of the Convertible Debentures, to one or more other substantial holders of the Convertible Debentures.


MARKET AND TRADING INFORMATION


    The Company intends to apply for inclusion of the Common Stock in The Nasdaq Stock Market's Small Cap Market under the symbol "IFLY" upon consummation of the Restructuring. The Company will use its best efforts to have the Common Stock included in The Nasdaq Stock Market's Small Cap Market. However, there can be no assurance that such application will be granted or that an active trading market for the Common Stock will develop and no assurance can be given as to the price at which the Common Stock might trade. See "Certain Risk Factors -- Market for Common Stock."

                                  RISK FACTORS

    The Common Stock offered hereby pursuant to the Exchange Offer is subject to certain material risks. In addition, in the event the Restructuring is not consummated, there are additional risks to the ownership of Common Stock and Convertible Debentures primarily as a result of the Company's financial condition. Before deciding whether or not to tender any Convertible Debentures pursuant to the Exchange Offer, or to vote in favor of the matters to be brought before the Meeting, each stockholder and each holder of the Convertible Debentures should consider carefully all of the information contained in this Proxy Statement/Prospectus.

RISK FACTORS RELATING TO FAILURE OF THE RESTRUCTURING TO OCCUR


    FINANCIAL CONDITION OF THE COMPANY. The Company faces significant liquidity problems caused by its substantial debt burden. The Company had outstanding indebtedness of approximately $18.1 million at May 31, 1996, consisting primarily of $7.7 million principal amount of the Senior Notes, $10 million principal amount of the Convertible Debentures and $.4 million principal amount of a mortgage loan secured by its corporate headquarters. The Company has scheduled debt service obligations (principal and interest) of approximately $5.05 million during fiscal 1997. Cash flow from operations and cash on hand will not be sufficient to cover the Company's scheduled cash debt service obligations during fiscal 1997. See "The Restructuring -- Forecast of Certain Financial Data." The Company has not made any interest payments on the Convertible Debentures since February 28, 1995 and there is currently an interest arrearage of approximately $1 million on the Convertible Debentures. On July 17, 1995 the Company did not make its scheduled principal payment totaling approximately $1.8 million to the holders of the Senior Notes. The Company made a principal payment of $1.45 million on the Senior Notes on December 12, 1995 and a subsequent payment of $.7 million on May 13, 1996, which cured such principal payment default and prepaid, without penalty, approximately $.35 million of the $4.1 million principal payment due on the Senior Notes on July 17, 1996. The Company did not make its July 17, 1996 principal payment on the Senior Notes, which was due in the amount of approximately $3.7 million, pending redemption of the Senior Notes in connection with the Restructuring. If the Restructuring is not consummated, the Company will be unable to make such principal payment, the only remaining principal payment on the Senior Notes due during the current fiscal year, and will continue to be unable to make interest payments on the Convertible Debentures for the remainder of the current fiscal year.


    If the Restructuring is not consummated, the financial condition of the Company will necessitate the development of alternative actions. In view of the Company's limited financial resources and the existence of unwaived defaults with respect to the Senior Notes and the Convertible Debentures, there can be no assurance that the Company would succeed in formulating and consummating an alternative financial restructuring. In such case, the Company most likely would be forced to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code.

    The Company projects that it will have insufficient funds to make all of its scheduled principal and interest payments with respect to the Senior Notes and Convertible Debentures during fiscal 1997 through 2002, as set forth in the table below:

                                                                                             FISCAL YEAR
                                                                   ----------------------------------------------------------------
                                                                     1997       1998       1999       2000       2001       2002
                                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                                                        (DOLLARS IN MILLIONS)
Scheduled principal payments under the Senior Notes..............  $    3.70  $    4.00     --         --         --         --
Scheduled interest payments under the Senior Notes...............        .50        .10     --         --         --         --
Scheduled interest payments on the Convertible Debentures (1)....        .80        .80        .80        .80        .80        .80
                                                                   ---------  ---------        ---        ---        ---        ---
  Totals.........................................................  $    5.00  $    4.90  $     .80  $     .80  $     .80  $    ..80
                                                                   ---------  ---------        ---        ---        ---        ---
                                                                   ---------  ---------        ---        ---        ---        ---

- ------------------------
(1) No principal repayments with respect to the Convertible Debentures are due until August 31, 2003.

    CERTAIN DEFAULTS. On May 26, 1995, the Company received a notice of payment blockage from the Majority Noteholder. Citing a continuing Event of Default under the agreement governing the Senior Notes as a result of the Company's noncompliance with certain financial covenants, the Majority Noteholder demanded that the scheduled interest payment which would otherwise have been payable on May 31, 1995 to holders of the Convertible Debentures not be paid. As a result of the Company's receipt of the notice of payment blockage, the Company did not make the interest payments due to holders of Convertible Debentures on May 31, 1995 and August 31, 1995, totaling $.4 million. Pursuant to terms of the Senior Notes, the Company was prohibited from making any other payments with respect to the Convertible Debentures prior to the expiration of the payment blockage period on November 22, 1995. Notwithstanding the expiration of the payment blockage period, the Company did not pay the November 30, 1995 and the February 29 and May 31, 1996 interest payments on the Convertible Debentures. The Company does not intend to resume making payments of interest on the Convertible Debentures.


    The Company did not make its scheduled July 17, 1995 principal payment on the Senior Notes in the approximate amount of $1.8 million. The Company cured the default in part by making a principal payment of $1.45 million on December 12, 1995. The Company made an additional principal payment of $.7 million on May 13, 1996, which cured such principal payment default and prepaid, without penalty, approximately $.35 million of the $4.1 million principal payment due on the Senior Notes on July 17, 1996. The Company did not make its July 17, 1996 principal payment on the Senior Notes, which was due in the amount of approximately $3.7 million, pending redemption of the Senior Notes in connection with the Restructuring. If the Restructuring is not consummated, the Company will be unable to make such principal payment.



    The failure to make the interest payments to the holders of the Convertible Debentures and the principal payment to the holders of the Senior Notes due on July 17, 1996 referred to above constituted an Event of Default under the agreements governing the Senior Notes and Convertible Debentures. Further, the Company is in default in the observance of certain financial covenants applicable to the Senior Notes and the Convertible Debentures. If the Company remains in default under the terms of the Senior Notes and Convertible Debentures, the holders of such instruments could accelerate the debt, resulting in principal of $17.7 million becoming immediately due and payable. The Company would have no ability to repay such indebtedness if it were to be accelerated. The foregoing circumstances most likely would require the Company to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code. In addition, if the holders of any of the Senior Notes or Convertible Debentures demand repayment or if the holders of the Senior Notes seek to realize upon the collateral securing the Senior Notes, there is a substantial likelihood that the Company will be forced to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code. See "The Restructuring -- Certain Defaults."


    CONSEQUENCES OF FAILURE TO CONSUMMATE THE RESTRUCTURING. If the Restructuring is not consummated, the Company's highly leveraged financial position will result in the continuation of the defaults described above with respect to the Senior Notes and the Convertible Debentures and may result in a number of other serious financial and operational problems, including the following: (i) the Company will experience a severe liquidity crisis; (ii) the Company will be unable to invest adequate capital in its business or maintain its current capital assets; (iii) the Company will have little, if any, ability to access capital markets; (iv) the Company's senior management will be required to spend an excessive amount of time and effort dealing with the Company's financial problems, instead of focusing on the operation of its business; (v) the Company may be unable to retain top managers and other key personnel and build the value of its business; (vi) the Company may lose business if customers become concerned about the Company's ability to supply quality replacement parts in a timely manner or to comply with applicable regulatory requirements; and
(vii) suppliers to the Company may stop providing supplies or may provide supplies only on shortened payment or cash terms. If these problems occur, the Company believes that the value of its business will deteriorate.

    Accordingly, if the Restructuring is not consummated, the Company will have little choice but to devise alternative actions. Considering the Company's limited financial resources and the existence of unwaived defaults with respect to the Senior Notes and the Convertible Debentures, there can be no assurance that the Company would succeed in formulating and consummating an acceptable alternative financial restructuring. In such case, the Company most likely would be forced to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code. In addition, because payment defaults currently exist under the Senior Notes and Convertible Debentures (see "-- Certain Defaults"), it is possible that creditors of the Company could file an involuntary petition seeking to place the Company in bankruptcy. There can be no assurance that a bankruptcy proceeding would result in a reorganization of the Company rather than a liquidation, or that any reorganization would be on terms as favorable to the holders of the Convertible Debentures, Senior Notes and Common Stock as the terms of the Restructuring. If a liquidation or a protracted reorganization were to occur, there is a risk that there would be no cash or property available for distribution to holders of the Convertible Debentures and the Common Stock and that the holders of Senior Notes would incur a significant discount on their claims. See "The Restructuring -- Certain Defaults."


    CONDITIONS TO THE RESTRUCTURING. The Restructuring will not be consummated unless the following things, among others, occur: (i) the Minimum Tenders shall have been validly tendered and not withdrawn by the holders of the Convertible Debentures prior to the Expiration Date; (ii) the requisite Consents shall have been received and such Consents shall not have been revoked and the Amendments shall have become effective; (iii) the Company's stockholders shall have approved the amendments to the Company's Certificate of Incorporation to effect the Reverse Stock Split, the Board Amendments, the Preferred Stock Authorization and the Charter Amendments and shall have approved the Stock Option Plan; (iv) the Company and the Bank shall have negotiated and executed the Credit Agreement, the conditions to the effectiveness thereof shall have been satisfied or waived and the Company shall have the ability to borrow at least $2.5 million pursuant to the Credit Agreement immediately following the Restructuring; and
(v) the Old Warrant Amendment shall have become effective. See "The Restructuring -- Conditions to the Restructuring." There can be no assurance that the foregoing conditions will be satisfied.

RISK FACTORS ASSOCIATED WITH OWNERSHIP OF THE COMMON STOCK


    EFFECTS OF THE ECONOMY ON THE OPERATIONS OF THE COMPANY. Since the Company's customers consist of airlines, maintenance and repair facilities that service airlines and other aircraft spare parts redistributors, the Company's business can be impacted by the economic factors that affect the airline industry. When such factors adversely affect the airline industry, they tend to cause downward pressure on the pricing for aircraft spare parts and increase the credit risk associated with doing business with airlines. Additionally, factors such as the price of fuel affect the aircraft spare parts market for older aircraft, since older aircraft become less competitive with newer model aircraft as the price of fuel increases. There can be no assurance that economic and other factors which might affect the airline industry will not have an adverse impact on the Company's results of operations. See "Business -- Industry Overview."



    RISKS REGARDING THE COMPANY'S INVENTORY. The Company's inventory consists principally of new, overhauled, serviceable and repairable aircraft parts that are purchased from many sources. Before parts may be installed in an aircraft, they must meet certain standards of condition established by the Federal Aviation Administration ("FAA") and/or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries generally coincide with FAA requirements. Parts must also be traceable to sources deemed acceptable by such agencies. Parts owned or acquired by the Company may not meet applicable standards or standards may change in the future, causing parts which are already contained in the Company's inventory to be scrapped or modified. Aircraft manufacturers may also develop new parts to be used in lieu of parts already contained in the Company's inventory. In all such cases, to the extent that the Company has such parts in its inventory, their value may be reduced. See "Business -- Operations of the Company."

    FLUCTUATIONS IN OPERATING RESULTS. The Company's operating results are affected by many factors, including the timing of orders from large customers, the timing of expenditures to purchase inventory in anticipation of future sales, the timing of bulk inventory purchases, and the mix of available aircraft spare parts contained, at any time, in the Company's inventory. Since the Company typically does not obtain long-term purchase orders or commitments from its customers, it must anticipate the future volume of orders based upon the historic purchasing patterns of its customers and upon its discussions with its customers as to their future requirements. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Operations of the Company."


    GOVERNMENT REGULATION. The aviation industry is highly regulated in the United States by the FAA and in other countries by similar agencies. While the Company's business is not regulated, the aircraft spare parts which it sells to its customers must be accompanied by documentation that enables the customer to comply with applicable regulatory requirements. There can be no assurance that new and more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have an adverse impact on the Company. See "Business -- Government Regulation."

    CONCENTRATION OF SALES. During a given fiscal year, one or more customers may account for a significant portion of the Company's parts sales. The Company's parts customers operate in a segment of the airline industry that is volatile and it is not unusual for a carrier that uses the types of aircraft for which the Company stocks parts to fail. In addition, in the past the Company's sales have been concentrated with a small number of customers. For example, in fiscal 1994 ADC Airlines and Transafrik accounted for approximately 25% of the Company's total revenue and in fiscal 1995, Aeroservicios Carabobo C.A. and Ajax Leasing Ltd., accounted for more than 34% of the Company's total revenue. During fiscal 1996, other than ValuJet Airlines, Inc., no customer represented more than 4% of the Company's total revenue.


    For fiscal 1996 and the first seven months of calendar year 1996, the Company's parts sales to ValuJet represented approximately 21% and 25%, respectively, of the Company's total revenues. ValuJet has been the subject of intense scrutiny by the FAA since the crash of one of its aircraft in early May 1996. On June 17, 1996, ValuJet entered into a consent decree with the FAA. Pursuant to the consent decree, ValuJet agreed to ground all of its aircraft until it demonstrates compliance with specified safety and maintenance procedures. Although ValuJet officials have publicly stated their intentions to resume operations in the near future, there can be no assurance that ValuJet will be able to do so. Further, the consent decree provides that ValuJet may operate no more than 15 aircraft when it initially resumes operations, which is less than half of its fleet. The failure of ValuJet to resume operations or eventually to resume operations to substantially the level conducted prior to the grounding could have a material adverse effect on the Company by reducing the Company's sales and earnings from ValuJet. Furthermore, to the extent that a number of ValuJet's aircraft are not returned to service with ValuJet and become available for sale and/or lease, short-term disruptions may occur in the DC-9 market, temporarily diminishing the value of the Company's inventory and aircraft. The Company believes that any aircraft previously operated by ValuJet and not placed back in service will eventually be acquired by other carriers who will need spare parts, but there can be no assurance in this regard. The Company also conducts business with other customers who provide services to ValuJet. Management cannot estimate the effect that the grounding of ValuJet will have on sales to such other customers.



    To reduce the Company's future vulnerability to a decrease in sales to any single customer, the Company focused its marketing efforts on the identification and solicitation of new customers. As a result, the Company obtained approximately 240 new parts customers during fiscal 1995 and approximately 300 during fiscal 1996. See "Business -- Customers."

    RISKS REGARDING SALES AND LEASES TO FOREIGN CUSTOMERS. A substantial number of the Company's customers are located outside the United States. During fiscal 1996, the Company supplied parts to 771 customers worldwide, of which 95 were foreign customers. The Company's sales and leases abroad entail numerous financial, legal and political risks for the Company's business, including restrictions on the convertibility of payments to the Company in foreign currencies, the difficulty in effecting a legal repossession of aircraft leased to foreign customers, the difficulty in ascertaining the creditworthiness of foreign customers, and the difficulty in instituting legal action to collect receivables owed to the Company by foreign customers. In addition, conducting business in such foreign jurisdictions exposes the Company to risks of currency fluctuations, political instability and other risks inherent in operating in foreign countries. These include controls, expropriation, nationalization and other policies of local governments as well as the laws and policies of the United States affecting foreign trade and investment. The Company's sales to foreign customers are subject to the risks customarily associated with such activities. Prior to fiscal 1995, a significant portion of the Company's sales were to foreign customers. Beginning in fiscal 1995, as part of the new senior management's strategic refocusing, the Company sought to reduce its exposure to the more volatile international markets. As a result, its foreign revenues as a percentage of total revenues have decreased in each of the last four years, to approximately 15% in fiscal 1996 from 28% in fiscal 1995, 41% in fiscal 1994, and 60% in fiscal 1993. Furthermore, during fiscal 1996, all of the Company's sales were transacted in U.S. dollars. As of May 31, 1996 the Company owned no assets outside the United States. See "Business -- Customers."



    PRODUCT LIABILITY. The Company's business exposes it to possible claims for personal injury or death which may result from the failure of an aircraft spare part sold by it. In this regard, the Company maintains liability insurance in the amount of $10 million. While the Company maintains what it believes to be adequate liability insurance to protect it from such claims, and while no lawsuit has ever been filed against the Company based upon a products liability theory, no assurance can be given that claims will not arise in the future or that such insurance coverage will be adequate. Additionally, there can be no assurance that insurance coverages can be maintained in the future at an acceptable cost. Any such liability not covered by insurance could have a material adverse effect on the financial condition of the Company. See "Business
- -- Product Liability."



    GROWTH STRATEGY AND RISKS RELATING TO FUTURE ACQUISITIONS. A key element of the Company's strategy involves growth through the acquisition of additional inventories of aircraft spare parts and the acquisition of other companies, assets or product lines that would complement or expand the Company's existing aircraft spare parts business. The Company's ability to grow by acquisition is dependent upon, and may be limited by, the availability of suitable aircraft parts inventories, acquisition candidates, capital, and by restrictions contained in the Credit Agreement. In addition, acquisitions involve risks that could adversely affect the Company's operating results, including the assimilation of the operations and personnel of acquired companies, the potential amortization of acquired intangible assets and the potential loss of key employees of acquired companies. There can be no assurance that the Company will be able to consummate acquisitions on satisfactory terms. See "Business -- Operating Strategy."



    RELIANCE ON EXECUTIVE OFFICERS AND KEY EMPLOYEES. The continued success of the Company is dependent to a significant degree upon the services of its executive officers and upon the Company's ability to attract and retain qualified personnel experienced in the various phases of the Company's business. The Company has or will, upon consummation of the Restructuring, have, employment agreements with all of its executive officers. The ability of the Company to operate successfully could be jeopardized if one or more of its executive officers were unavailable and capable successors were not found. The employment agreements between the Company and its executive officers will be individually terminable by each executive officer upon a change of control of the Company. See "Management."



    COMPETITION. The aircraft spare parts redistribution market is highly fragmented. Customers in need of aircraft parts have access, through computer-generated inventory catalogues, to a broad array of suppliers, including aircraft manufacturers, airlines and aircraft services companies. The dominant companies in the aircraft parts aftermarket are AAR Corp., Aviation Sales Company and Banner Aerospace. These companies are larger than the Company and have greater financial resources. The Company also competes with numerous smaller, independent dealers, which generally participate in niche markets. The Company believes that none of its competitors account for a significant amount of the spare parts market for DC-8, DC-9 and MD-80 aircraft, the types of narrow-bodied aircraft in which the Company specializes. Competition in the redistribution market is generally based on price, availability and quality of product, including traceability. There can be no assurance that competitive pressures will not materially and adversely affect the Company's business, financial condition or results of operations. See "Business -- Competition."



    DILUTION. The issuance of a significant number of shares of Common Stock in connection with the Restructuring will result in a significant dilution of the equity interests of the existing holders of Common Stock. Immediately following the consummation of the Restructuring, the equity interests of the holders of Common Stock will be diluted to approximately 5% of the total number of shares outstanding, assuming that all of the Convertible Debentures are accepted for exchange, and that all options to purchase shares of Common Stock to be issued to the Company's management are exercised. See "The Restructuring -- Certain Significant Effects of the Restructuring."



    MARKET FOR COMMON STOCK. The Company intends to apply for inclusion of the Common Stock in The Nasdaq Stock Market's Small Cap Market upon consummation of the Restructuring. The Company will use its best efforts to have the Common Stock included in The Nasdaq Stock Market's Small Cap Market. However, there can be no assurance that such application will be granted or that an active trading market for the Common Stock will develop and no assurance can be given that a holder of Common Stock will be able to sell such Common Stock in the future or as to the price at which the Common Stock might trade. Further, there can be no assurance that the Company will be able to maintain its inclusion on such market. The Company expects to enter into an agreement with the Depositary whereby the Depositary will aggregate and sell in the open market all fractional shares of Common Stock otherwise issuable in the Exchange Offer. The Company can give no assurance that the price at which such sales will be made will not be at a substantial discount from the fair value of the securities sold. See "The Exchange Offer -- Acceptance of Convertible Debentures and Delivery of Common Stock."


    NO DIVIDENDS. The Company does not anticipate that it will pay any dividends on the Common Stock in the foreseeable future. The Credit Agreement will contain provisions prohibiting the Company from paying dividends without the consent of the lender. See "Description of the Credit Agreement."


    CERTAIN BANKRUPTCY AND INSOLVENCY CONSIDERATIONS. Consummation of the Restructuring will have significant consequences in the event of a subsequent bankruptcy for exchanging holders of Convertible Debentures. To the extent exchanging holders of the Convertible Debentures receive Common Stock, such holders will have only an equity interest in the Company, which will rank below all debt claims in a subsequent bankruptcy, including the claims of non-exchanging holders of Convertible Debentures. Further, the Convertible Debentures are subordinated to the Senior Notes and to all of the Company's other secured and unsecured debt. Following the Restructuring, any Convertible Debentures that have not been exchanged will be subordinated to the Company's obligations under the Credit Agreement and all of the Company's other secured and unsecured debt. See "The Restructuring -- Overview of the Restructuring."

    The relative rankings of the Company's debt claims and equity interests both before and after the Restructuring are summarized in the following table.

                 PRE-RESTRUCTURING                          POST-RESTRUCTURING
           ------------------------------             ------------------------------

       1.  Secured Debt(a)                        1.  Secured Debt(a)
           Senior Notes                               Credit Agreement
           Other Secured Debt                         Other Secured Debt

       2.  Unsecured Debt(b)                      2.  Unsecured Debt(b)   Trade Debt
           Trade Debt                                 Convertible Debentures
           Convertible Debentures

       3.  Equity(c)                              3.  Equity(c)
           Common Stock                               Common Stock

- ------------------------
(a) All "Secured Debt" ranks ahead of all "Equity" and, to the extent of the value of the security interests securing any such "Secured Debt," all "Unsecured Debt." In addition, the debt under the Senior Notes has, and the debt under the Credit Agreement will have, a contractual priority over all "Unsecured Debt." To the extent any amount of the "Secured Debt" is under secured or becomes unsecured, any such amount will have the relative priority of "Unsecured Debt," except that debt under the Credit Agreement and Convertible Debentures would retain its contractual priority over all "Unsecured Debt."

(b) All "Unsecured Debt" ranks ahead of all "Equity." The Convertible Debentures rank below all indebtedness of the Company other than "Trade Debt" and indebtedness that by its express terms is not superior to the Convertible Debentures.

(c) The Common Stock would constitute all the outstanding "Equity" of the Company. In the event of a liquidation of the Company, all Secured and Unsecured Debt of the Company, as well as Preferred Stock, if any, would be paid or provided for and any amounts remaining would be available for the "Equity."

                               THE RESTRUCTURING

    The following sections of this Proxy Statement/Prospectus set forth certain information regarding the events leading to the Restructuring, the terms of the Restructuring, and the effects of the Restructuring on the Company and the holders of its securities.

BACKGROUND

    The Company issued the Convertible Debentures during fiscal 1994 on September 8, 1993. The proceeds of the Convertible Debentures were used for the following purposes: (i) to repurchase a portion of the Senior Notes ($3.4 million); (ii) to repay certain other indebtedness ($1.9 million); (iii) to pay fees and expenses of the offering ($1.1 million); and (iv) to purchase four DC-9 aircraft for parting out ($3.6 million). Also during fiscal 1994, the Company, in an attempt to more vertically integrate its business, invested approximately $3 million to establish a repair facility certified by the FAA. The principal business of the repair facility, which commenced operations in fiscal 1994, was to perform FAA-required maintenance checks on certain narrow body aircraft. The facility was operated by IASC.

    However, during fiscal 1994, while the Company was undertaking its diversification and expansion program, its financial performance was adversely affected by several factors. First, sales to Transafrik Corp., a cargo carrier operating in Africa, declined significantly, from approximately $6.0 million in fiscal 1993 to approximately $1.5 million in fiscal 1994. Transafrik had accounted for a significant portion of the Company's revenue prior to fiscal 1994. During fiscal 1994, Transafrik underwent a change in ownership and made other significant management and operational changes, including a downsizing of its fleet and changes in fleet mix. Second, the Company was unable to operate the repair facility profitably, losing approximately $1.9 million on its operations of the facility during fiscal 1994. Principally as the result of the establishment of the repair facility, the number of persons employed by the Company grew from approximately 80 in fiscal 1993 to approximately 160 in fiscal 1994, and sales, general and administrative expense increased to approximately 37.1% of total revenue in fiscal 1994 from approximately 19.3% of total revenue in fiscal 1993. Third, the overall market for used aircraft and parts weakened and this, combined with a diminished cash position, reduced the Company's ability to purchase additional aircraft and inventory for resale and lead to a 43.9% decline in total revenues in fiscal 1994, from $33.5 million in fiscal 1993 to $18.7 million.

    As a result of the weak demand in the marketplace and the Company's need to increase its liquidity to meet its obligations as they became due, it became necessary for the Company to sell an aircraft at an inopportune time and price, resulting in a $2.1 million loss. This loss related primarily to the aircraft being sold to raise cash at an amount substantially below cost, as well as the write-off of an aircraft because its Nigerian lessee defaulted under the lease and the Company did not believe it could recover possession of the aircraft. In addition, during the fourth quarter of fiscal 1994, the Company accrued to cost of sales a charge of $2.4 million for the partial write-down of three aircraft to reflect net realizability of the aircraft. The unanticipated cost of overhauling these aircraft at IASC eliminated the economic benefit that the Company had negotiated under their sales contract.


    In February 1994, the Company's President and Chief Financial Officer left the Company and in January 1995, the Company's Chief Executive Officer was replaced by the current Chief Executive Officer. In an effort to address the Company's financial problems, current senior management made the strategic decision to refocus the Company on its core business -- parts sales. The costs of implementing this strategy were largely recognized in fiscal 1994. Accordingly, the Company recorded a net loss of $17.4 million in fiscal 1994, substantially all of which was related to non-core businesses and, to the extent related to the core business, was nonrecurring. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



    As part of its strategic decisions to refocus on its core business, in late fiscal 1994 and early fiscal 1995, the Company sought aggressively to reduce its expenses. As a result, the total number of persons employed by the Company was reduced by approximately 85%, to 24 by the end of fiscal 1995, and operations at the service center were terminated. Further, the Company sold a subsidiary that was engaged in air cargo transport. In addition, during fiscal 1995, the Company sought to reduce its vulnerability to a decrease in sales to any single customer by focusing its marketing on the identification and solicitation of new customers. The Company obtained approximately 240 new parts customers during fiscal 1995. Also in fiscal 1995, the Company instituted new compensation policies for its parts sales force. Pursuant to the new policies all salesman are paid strictly on commission, sales to new customers are encouraged and commissions are not paid until accounts are collected. Furthermore, the Company has continued to decrease its exposure to more volatile international markets. Its domestic revenues as a percentage of total revenues has increased in each of the last four fiscal years, to approximately 85% in fiscal 1996 from 72% in fiscal 1995, 59% in fiscal 1994, and 40% in fiscal 1993.


CERTAIN DEFAULTS

    On May 26, 1995, the Company received a notice of payment blockage from the Majority Noteholder. Citing a continuing Event of Default under the agreement governing the Senior Notes as a result of the Company's noncompliance with certain financial covenants, the Majority Noteholder demanded that the scheduled interest payment which would otherwise have been payable on May 31, 1995 to holders of the Convertible Debentures not be paid. As a result of the Company's receipt of the notice of payment blockage, the Company did not make the interest payments on the Convertible Debentures due on May 31 and August 31, 1995, totaling $.4 million. Pursuant to terms of the Senior Notes, the Company was prohibited from making any other payments with respect to the Convertible Debentures prior to the expiration of the payment blockage period on November 22, 1995. Notwithstanding the expiration of the payment blockage period, the Company did not pay the November 30, 1995 and the February 29 and May 31, 1996 interest payments on the Convertible Debentures. The Company does not intend to resume making payments of interest on the Convertible Debentures.

    The Company did not make its scheduled July 17, 1995 principal payment on the Senior Notes in the approximate amount of $1.8 million. The Company cured the default in part by making a principal payment of $1.45 million on December 12, 1995. The Company made an additional principal payment of $.7 million on May 13, 1996, which cured such principal payment default and prepaid, without penalty, approximately $.35 million of the $4.1 million principal amount due on the Senior Notes on July 17, 1996. The Company did not make its July 17, 1996 principal payment on the Senior Notes, which was due in the amount of approximately $3.7 million, pending redemption of the Senior Notes in connection with the Restructuring. If the Restructuring is not consummated, the Company will be unable to make such principal payment, the only remaining principal payment on the Senior Notes due during the current fiscal year, and will continue to be unable to make interest payments on the Convertible Debentures for the remainder of the current fiscal year.



    The failure to make the interest payments to holders of the Convertible Debentures and the principal payment to the holders of the Senior Notes due on July 17, 1996 referred to above constituted an Event of Default under the agreements governing the Senior Notes and Convertible Debentures. Further, the Company is in default in the observance of certain financial covenants applicable to the Senior Notes and the Convertible Debentures. If the Company remains in default under the terms of the Senior Notes and Convertible Debentures, the holders of such instruments could accelerate the debt, resulting in principal of approximately $17.7 million becoming immediately due and payable. The Company would have no ability to repay such indebtedness if it were to be accelerated. The foregoing circumstances most likely would require the Company to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code. In addition, if the holders of any of the Senior Notes or Convertible Debentures demands repayment or if the holders of the Senior Notes seek to realize upon the collateral securing the Senior Notes, there is a substantial likelihood that the Company will be forced to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code.


NEGOTIATIONS WITH DEBENTUREHOLDERS

    In late fiscal 1995, the Company conducted preliminary meetings with certain holders of the Senior Notes and Convertible Debentures and representatives of Dabney/Resnick, Incorporated ("D/ R"), which served as the Company's placement agent for the offering of the Convertible Debentures and whose clients include several holders of the Convertible Debentures, regarding a restructuring of the Company's debt. In July 1995, the Company formulated a restructuring proposal that contemplated (among other things) (i) the issuance of shares of Common Stock representing approximately 63.55% of the total shares of Common Stock to be outstanding on a fully diluted basis following implementation of the proposal to the holders of the Convertible Debentures in exchange for their debt claims against the Company; (ii) a deferral of the repayment of approximately $1 million of the principal of the Senior Notes for one year; and (iii) the sale of up to $2 million of new subordinated debt securities and shares of Common Stock representing up to 12.5% of the Common Stock outstanding on a fully diluted basis following the implementation of the proposal to certain holders of the Convertible Debentures for cash. Pursuant to such restructuring proposal, the Company's management would have received options representing 8.95% of the total shares of Common Stock to be outstanding on a fully diluted basis following implementation of the proposal and options equal to 2% of such Common Stock with respect to each year during the five fiscal years following implementation of the proposal that the Company achieved certain earnings projections. Following the implementation of such proposal, the outstanding shares of Common Stock would have represented approximately 5% of the total outstanding on a fully diluted basis. The restructuring proposal was presented to certain major holders of the Convertible Debentures and D/R in July, 1995. The Company understands that, after the presentation of the restructuring proposal, the largest holder of the Convertible Debentures sold all of the Convertible Debentures then held by it, for a cash price equal to $150 per $1,000 principal amount of the Convertible Debentures, to one or more substantial holders of Convertible Debentures that had also been participating in the restructuring discussions.

    In November 1995, a major Convertible Debenture holder and D/R held discussions with the Company regarding a possible counterproposal to the Company's restructuring proposal. Pursuant to the counterproposal, the holders of the Convertible Debentures would have exchanged their debt claims against the Company for $4.85 million aggregate principal amount of new debt instruments and shares of Common Stock representing 60% of the Common Stock outstanding on a fully diluted basis following implementation of the counterproposal. The new debt instrument would have been non-interest bearing through fiscal 2000 and thereafter would have borne interest at the rate of 15% per annum until maturity in fiscal 2003. The counterproposal also contemplated that management would receive Common Stock, or options to acquire shares of Common Stock, representing 10% of the Common Stock outstanding on a fully diluted basis following the implementation of the counterproposal. Shares of Common Stock representing 20% of the total outstanding on a fully diluted basis were to be issued to the holders of a new series of debt instruments contemplated by the counterproposal. The new debt instruments were to be issued for $1.5 million cash. Finally, under the counterproposal, the outstanding shares of Common Stock would have represented approximately 5% of the total outstanding on a fully diluted basis. The Company rejected the counterproposal and it was retracted.

    The Convertible Debenture holder then engaged, at the Company's expense, an aviation consulting firm and an investment banking firm to review the Company's restructuring proposal. These experts completed their review and issued a report dated December 12, 1995. The report concluded (i) that the value of the Company's aircraft and parts inventory exceeded the then outstanding principal amount of the Senior Notes; (ii) that the Company's gross margins were likely to decline from current levels and that, therefore, the Company should consider selling its aircraft to obtain working capital; and (iii) that the recovery that the Convertible Debenture holders could expect by retaining an equity interest in the Company should significantly exceed the recovery from a quick sale of assets or the current sale of the Company's business to a third party. On February 1, 1996, the Company again met with the major holder of the Convertible Debentures and D/R. At this meeting, the Company, the Convertible Debenture holder and D/R discussed the Company's proposal that the Convertible Debentures be converted into shares of the Company's common stock. The Convertible Debenture holder and D/R requested that the Company update certain information included in its original restructuring proposal and provide a revised restructuring proposal.

    The Company presented the updated financial information to the Convertible Debenture holder and D/R on June 10, 1996. At the June 10 meeting, the Convertible Debenture holder agreed to exchange the Convertible Debentures held by it for shares of Common Stock representing 75% of the shares of Common Stock to be outstanding following the Restructuring, on a fully-diluted basis, and D/R agreed to recommend to its clients that they do so, subject to the following conditions: (i) that, following the consummation of the Restructuring, the Company would be permitted to borrow at least $2.5 million pursuant to the Credit Agreement; (ii) that the Company agree to use its best efforts to have the Common Stock included in The Nasdaq Stock Market following the consummation of the Restructuring; (iii) that the Company, such Debenture holder and D/R negotiate final terms regarding the composition of the Board of Directors of the Company and the terms and distribution of the restricted shares of Common Stock and options to be issued to management upon consummation of the Restructuring; and (iv) that the amount of the expenses of consummating the Restructuring be reduced.

    On June 26, 1996, the Company again met with D/R. At that meeting, the D/R representative indicated that D/R would be supportive of a restructuring plan that satisfied each of the conditions discussed at the June 10 meeting. Also on June 26, 1996, the Company met with the Majority Noteholder. At the meeting, the Majority Noteholder agreed to accept prepayment of its Senior Notes upon consummation of the Restructuring without receipt of prepayment penalty or penalty interest on overdue interest and to consent to the Old Warrant Amendment. The Company proposed to the Majority Noteholder that it enter into a standstill agreement with the Company and provided a draft of such an agreement to the Majority Noteholder. The Restructuring is the Company's revised restructuring proposal provided in response to its negotiations with the Majority Noteholder, such Convertible Debenture holder and D/R representatives. The terms of the Restructuring were approved by the Directors of the Company at
a meeting held on August   , 1996.


THE STANDSTILL AGREEMENT


    As a result of the negotiations described above, the Company entered into a Standstill Agreement with the Majority Noteholder on July 11, 1996. Pursuant to the Standstill Agreement, the Majority Noteholder has agreed to refrain (to the extent provided therein) from exercising any rights or remedies it may have with respect to the Event of Default with respect to the Senior Notes that occurred upon the Company's failure to pay the installment of principal due on the Senior Notes on July 17, 1996. The obligations of the Majority Noteholder pursuant to the Standstill Agreement terminate on the earlier of (i) the 120th day following the date of the Standstill Agreement; (ii) the consummation of the Restructuring; and (iii) the Termination Date (as defined below). Such agreement, however, does not constitute a waiver of the Event of Default. In the event that the Termination Date occurs, the Majority Noteholder will be entitled to exercise any and all of its rights and remedies with respect to such Event of Default. The Company has agreed, pursuant to the Standstill Agreement, to continue to pay non-default rate interest with respect to the Senior Notes in accordance with their terms prior to the consummation of the Restructuring.



    For purposes of the Standstill Agreement, the "Termination Date" is defined as the first to occur of the following: (i) the occurrence of any "Standstill Event of Default" (as defined below); (ii) the exercise by any creditor of the Company of any remedies against the Company with respect to the Company's obligations to such creditor; and (iii) the first date on which, in the reasonable determination of the Majority Noteholder, any one of the conditions precedent to the Restructuring (see "-- Conditions to the Restructuring") is no longer capable of being satisfied. The Standstill Agreement provides that the Company shall promptly give notice to the Majority Noteholder of the occurrence of any event or circumstance of which it is aware that would constitute grounds for the Majority Noteholder to declare that the Termination Date has occurred and that if the Termination Date shall occur, the holders of a majority of the principal amount of the Notes shall give the Company notice of the occurrence. The "Standstill Events of Default" are the following: (i) the Company, pursuant to or within the meaning of any bankruptcy law, commences a voluntary case or proceeding, consents to the entry of an order for relief against it in an involuntary case or proceeding, consents to the entry of an order for relief against it in an involuntary case or proceeding, consents to the appointment of a custodian of it or for all or substantially all of its property, makes a general assignment for the benefit of its creditors or admits in writing its inability to pay its debts as they come due; (ii) pursuant to or within the meaning of any bankruptcy law, an involuntary case or proceeding is commenced with respect to the Company, and an order against the debtor is entered in such case or proceeding or the court in such case or proceeding appoints a custodian for or orders the liquidation of the debtor or any substantial part of its assets and such order or appointment remains unstayed and in effect for 60 days; or (iii) the Company defaults in its obligation to make interest payment with respect to the Senior Notes.


    The Majority Noteholder has also agreed that, prior to the Termination Date, it will not voluntarily transfer Senior Notes or Old Warrants unless the transferee agrees to be bound by the terms and conditions set forth in the Standstill Agreement. The Majority Noteholder has also agreed to refrain, prior to the Termination Date, from collecting from the Company, and from asserting any right to collect, payment of penalty interest on overdue payments of principal and interest on the Notes. Further, the Majority Noteholder has agreed that the provisions of the Senior Notes Purchase Agreement that require the payment by the Company of a prepayment premium upon the optional prepayment of the Senior Notes shall be waived in connection with the prepayment of the Notes upon consummation of the Restructuring. Pursuant to the Standstill Agreement, the provisions of the Senior Notes that provide for the payment of interest and interest on overdue installments of interest will again be in full force and effect upon the occurrence of the Termination Date (other than a Termination Date that results from the consummation of the Restructuring).

OVERVIEW OF THE RESTRUCTURING


    GENERAL. The Company is proposing the Restructuring to achieve changes in its financial structure that it believes are necessary to help alleviate the problems caused by the Company's excessive debt service levels and debt repayment obligations, to help assure its long-term viability and to permit it to implement its operating strategy. If the Restructuring is consummated, the Company expects that it will have the financial flexibility and liquidity it requires to implement its operating strategy. The success of the Restructuring does not depend on the Company's meeting the financial forecasts included elsewhere in this Proxy Statement/Prospectus or on the Company's consummating any acquisitions as part of its operating strategy. However, consummation of the Restructuring is subject to a number of conditions and the Company has no assurance that such conditions will be satisfied. See "-- Conditions to the Restructuring."


    In the absence of the Restructuring, the Company will be unable to make the scheduled principal payments on the Senior Notes and the Convertible Debentures. In addition, in the absence of the Restructuring, although the Company expects to be able to make scheduled interest payments on the Senior Notes, it would be unable to make scheduled interest payments on the Convertible Debentures. If the holders of any of the Company's Senior Notes or Convertible Debentures demand repayment or if the holders of the Senior Notes seek to realize upon the collateral securing the Senior Notes, the Company most likely would be forced to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code.

    Upon consummation of the Restructuring, (a) the Reverse Stock Split, the Board Classification, the Preferred Stock Authorization, the Charter Amendments, the Stock Option Plan and the Credit Agreement would become effective; (b) the Company would accept all valid tenders of Convertible Debentures and would issue shares of Common Stock in exchange therefor; (c) the Amendments would become effective; (d) the Senior Notes would be redeemed using advances under the Credit Agreement; (e) the Company would issue options to purchase shares of Common Stock to the Company's directors, officers and employees pursuant to the Stock Option Plan in settlement of options and/or warrants previously awarded to them or in connection with employment agreements to be entered into by them; and
(f) the Old Warrant Amendment would become effective. None of the foregoing will become effective unless all are consummated. The consummation of the Restructuring is conditioned upon the occurrence of certain events. See "-- Conditions to the Restructuring."


    On a pro forma basis, the Restructuring would have reduced the amount of the Company's outstanding indebtedness, at May 31, 1996, from $18.1 million to $8.1 million, based on the assumptions that the Restructuring occurred on such date and that all Convertible Debentures were accepted for exchange. Total interest expense, on a pro forma basis, would have been reduced from $2.2 million to $1.2 million during fiscal 1996, based on the assumptions that the Restructuring occurred on the first day of the period presented, that all Convertible Debentures were accepted for exchange and that amounts outstanding on the Credit Agreement bore interest at 10.25% throughout the periods.


    If the Restructuring does not receive the required approvals, the highly leveraged financial condition of the Company will necessitate the development of alternative actions. In view of the Company's limited financial resources and the existence of unwaived defaults under the Senior Notes and the Convertible Debentures, there can be no assurance that the Company would succeed in formulating and consummating an alternative financial restructuring. In such case, the Company would most likely be forced to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code. See "Risk Factors -- Consequences of Failure to Consummate the Restructuring."


    THE CREDIT AGREEMENT. The Restructuring is conditioned upon the execution of the Credit Agreement with the Bank and the Company's ability to borrow at least $2.5 million pursuant to the Credit Agreement immediately following the consummation of the Restructuring. See "Description of the Credit Agreement."

    RETIREMENT OF THE SENIOR NOTES; AMENDMENT OF OLD WARRANTS. The Senior Notes will be redeemed upon consummation of the Restructuring. It is a condition to the Restructuring that the holders of the Old Warrants agree to amend the expiration date of the Old Warrants upon consummation of the Restructuring.


    EQUITY RESTRUCTURING. The amendment to the Company's Certificate of Incorporation authorizing the Reverse Stock Split must be adopted by the stockholders prior to the consummation of the Restructuring. Pursuant to the Reverse Stock Split Amendment, the Reverse Stock Split will cause each 27 shares of Common Stock outstanding to be combined into one share of Common Stock. In the course of the negotiations described in "-- Negotiations with Debentureholders," the Company agreed with a major holder of the Convertible Debentures that the shares of Common Stock to be issued in the Exchange Offer would represent 75% of the total shares of Common Stock to be outstanding after the Restructuring, on a fully-diluted basis. The Company further determined that, in order to facilitate liquidity in the Common Stock post-Restructuring, it would be appropriate for it to have approximately 3 million shares of Common Stock outstanding after the Restructuring and calculated the size of the Reverse Stock Split accordingly. If the Reverse Stock Split were not implemented, the Company would have in excess of 80 million shares of Common Stock outstanding after the Restructuring. Adoption of the Reverse Stock Split requires the affirmative vote of the holders of a majority of the shares of Common Stock outstanding. See "Stockholders' Meeting, Voting Rights and Proxies -- Exchange of Stock Certificates; Fractional Shares" for a discussion of the treatment of fractional shares of Common Stock.


CERTAIN SIGNIFICANT EFFECTS OF THE RESTRUCTURING

    Implementation of the Restructuring would have significant effects on the financial obligations of the Company and on the current holders of the Common Stock, the Senior Notes and the Convertible Debentures. Certain of the anticipated effects are described below.

    SIGNIFICANT CHANGES IN FINANCIAL OBLIGATIONS. The Restructuring would result in significant changes in the Company's financial obligations, including
(a) the elimination of future interest and principal payment obligations with respect to at least 95% of the aggregate principal amount of the Convertible Debentures, (b) the repayment of the Senior Notes, (c) the incurrence of approximately $7.9 million of indebtedness under the Credit Agreement, (d) the increased sensitivity of the Company to prevailing interest rates because indebtedness under the Credit Agreement will bear interest at a floating rate, and (e) the deferral of principal payments on the Company's long-term indebtedness because the final maturity of the Credit Agreement is later than the maturity date of the Senior Notes. The Restructuring would also result in the modification of certain restrictive covenants now applicable to the Company pursuant to the instruments creating the Convertible Debentures and the elimination of the restrictive covenants now applicable to the Company pursuant to the instruments creating the Senior Notes. Certain effects of the Restructuring, assuming, in the case of outstanding indebtedness, that the Restructuring was consummated on May 31, 1996, and, in the case of interest expense, that the Restructuring was consummated on June 1, 1995, are set forth in the tables below. In addition, the information set forth in the tables below has been prepared based on the assumption that all of the Convertible Debentures are accepted for exchange. The information set forth in the tables below and the assumptions upon which such information is based are more fully described in the section entitled "Pro Forma Financial Information." The discussion herein is qualified in its entirety by the information set forth in such section.


                                                                              OUTSTANDING INDEBTEDNESS
                                                                                  AT MAY 31, 1996
                                                                              ------------------------
                                                                              HISTORICAL   PRO FORMA
                                                                              ---------  -------------
                                                                                   (IN THOUSANDS)

Senior Notes................................................................  $   7,700    $  --
Convertible Debentures......................................................     10,000       --
Credit Agreement............................................................     --            7,700
Other Debt..................................................................        400          400
                                                                              ---------  -------------
  Total.....................................................................  $  18,100    $   8,100
                                                                              ---------  -------------
                                                                              ---------  -------------



                                                                                INTEREST REQUIREMENTS
                                                                                  FOR THE YEAR ENDED
                                                                                     MAY 31, 1996
                                                                              --------------------------
                                                                              HISTORICAL     PRO FORMA
                                                                              -----------  -------------
                                                                                    (IN THOUSANDS)
Senior Notes................................................................   $   1,100     $  --
Convertible Debentures......................................................         800        --
Credit Agreement............................................................      --               900
Other Debt..................................................................         100           100
                                                                              -----------  -------------
  Total.....................................................................   $   2,000     $   1,000
                                                                              -----------  -------------
                                                                              -----------  -------------


    The Company's scheduled obligations to pay interest and principal under the instruments creating the Senior Notes and the Convertible Debentures during fiscal years 1997 through 2001 in the absence of the Restructuring are set forth in the following table. In the absence of the Restructuring, the Company will be unable to make the scheduled principal payments on the Senior Notes and the Convertible Debentures. In addition, in the absence of the Restructuring, although the Company expects to be able to make scheduled interest payments on the Senior Notes, it would be unable to make scheduled interest payments on the Convertible Debentures.

                                                                                 NO RESTRUCTURING
                                                                                    FISCAL YEAR
                                                               -----------------------------------------------------
                                                                 1997       1998       1999       2000       2001
                                                               ---------  ---------  ---------  ---------  ---------
                                                                                   (IN MILLIONS)
Scheduled principal and interest payments on the Senior
 Notes.......................................................  $    4.25  $    4.10  $  --      $  --      $  --
Scheduled principal and interest payments on the Convertible
 Debentures..................................................  $     .80  $     .80  $     .80  $     .80  $     .80
                                                               ---------  ---------  ---------  ---------  ---------
  Totals.....................................................  $    5.05  $    4.90  $     .80  $     .80  $     .80
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------

    If the Restructuring does not occur, no interest or other payments will be due under the Credit Agreement because it is a condition precedent to the effectiveness of the Credit Agreement that the Restructuring occur. The Credit Agreement will establish a revolving line of credit facility and a term loan facility in the Company's favor. The Company may borrow up to the lesser of $11.0 million and an amount based on the level of the Company's eligible receivables and inventory pursuant to the revolving line of credit facility. All borrowings pursuant to the revolving line of credit facility must be repaid by the Company on or before the fifth anniversary of the effectiveness of the Credit Agreement. The Company may borrow up to the lesser of $3.0 million and an amount based on a percentage of the liquidation value of its aircraft pursuant to the term loan facility. To the extent that the entire $3 million is borrowed pursuant to the term loan facility, such amount must be repaid in monthly installments of $33,333 during the first fiscal year the term loan is outstanding, $41,666 during the second year, $50,000 during the third year, $58,333 during the fourth year and $66,666 during the fifth year. See "Description of the Credit Agreement" and "-- Forecast of Certain Financial Data" for a discussion of the Company's estimates regarding borrowings pursuant to the Credit Agreement.

    SIGNIFICANT DILUTION OF EQUITY INTERESTS. If the Restructuring were implemented, approximately 2.2 million shares of Common Stock (after giving effect to the Reverse Stock Split) would be issued in the Exchange Offer, assuming that all of the Convertible Debentures are accepted for exchange. Issuance of such number of shares of Common Stock would dilute substantially the equity ownership percentage of the existing holders of the Common Stock. The percentage ownership of the Company on an actual and on a fully diluted basis and the effect of the issuance of such number of shares of Common Stock on the percentage ownership of the equity of the Company is shown in the following table:


                                                        PRE-                 RESTRUCTURING             RESTRUCTURING
                                                  RESTRUCTURING(1)           NO DILUTION(2)           FULL DILUTION(3)
                                              ------------------------  ------------------------  ------------------------
                                               NUMBER OF                 NUMBER OF                 NUMBER OF
                                                SHARES       PERCENT      SHARES       PERCENT      SHARES       PERCENT
                                              -----------  -----------  -----------  -----------  -----------  -----------
Holders of Convertible Debentures...........      --           --         2,245,400        93.8     2,245,400        75.0
Existing Common Stockholders................    4,041,779       100.0       149,704         6.2       149,704         5.0
Warrant and Option Holders..................      --           --           --           --           598,782        20.0
                                              -----------       -----   -----------       -----   -----------       -----
                                                4,041,779       100.0     2,395,104       100.0     2,993,886       100.0
                                              -----------       -----   -----------       -----   -----------       -----
                                              -----------       -----   -----------       -----   -----------       -----


- ------------------------

(1) Assumes no (i) conversion of the Convertible Debentures; (ii) exercise of the Old Warrants; and (iii) exercise of certain outstanding stock options and warrants, prior to giving effect to the Reverse Stock Split. The Old Warrant Amendment will provide for the expiration of the Old Warrants at the Closing and the options outstanding pursuant to the Company's existing stock option plan will be canceled as part of the Restructuring.


(2) Assumes that 2,245,400 shares of Common Stock are issued to the Holders of the Convertible Debentures, after giving effect to the Reverse Stock Split.


(3) Incorporates the assumptions set forth in (2) and further assumes the exercise of certain outstanding warrants, other than the Old Warrants, and the exercise of all options to be granted under the Stock Option Plan.



    OTHER SIGNIFICANT EFFECT. In accordance with the principles of SFAS 15, entitled "Accounting by Debtors and Creditors for Troubled Debt Restructurings," upon completion of the Restructuring, assuming all Convertible Debentures are accepted for exchange, the Company expects to record an extraordinary gain of approximately $1.8 million. This represents the difference between the aggregate outstanding principal amount of the Convertible Debentures and related accrued interest, less the fair value of the equity interest granted (net of direct costs), and write-off of the unamortized deferred debt costs associated with the Convertible Debentures.


CONDITIONS TO THE RESTRUCTURING

    Consummation of the Restructuring is conditioned upon, among other things, the following: (i) the Minimum Tenders shall have been validly tendered and not withdrawn by the holders of the Convertible Debentures prior to the Expiration Date; (ii) the requisite Consents shall have been received and such Consents shall not have been revoked and the Amendments shall have become effective;
(iii) the Company's stockholders shall have approved the amendments to the Company's Certificate of Incorporation to effect the Reverse Stock Split, the Board Amendments, the Preferred Stock Authorization and the Charter Amendments and shall have approved the Stock Option Plan; (iv) the Company and the Bank shall have negotiated and executed the Credit Agreement, the conditions to the effectiveness thereof shall have been satisfied or waived and the Company shall have the ability to borrow at least $2.5 million pursuant to the Credit Agreement immediately following the consummation of the Restructuring; and (v) the Old Warrant Amendment shall have become effective.

    The Company reserves the right to amend the terms of the Restructuring (including changes in the consideration being offered in the Exchange Offer to Holders of the Convertible Debentures), if and to the extent that the Company determines that such amendments are necessary or desirable to complete the Restructuring. The Company will give holders of Convertible Debentures and Common Stock notice of such amendments as may be required by applicable law. Holders of the Convertible Debentures may withdraw their tenders of the Convertible Debentures at any time prior to the Expiration Date of the Exchange Offer, including during any period of time the Exchange Offer is extended because of amendments to the terms of the Restructuring.


PROJECTION OF CERTAIN FINANCIAL DATA



    The projected data contained herein were prepared by the management of the Company and are qualified by, and are subject to, the assumptions set forth below and the other information contained in this Proxy Statement/Prospectus. The following projection was not prepared with a view toward compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding projections or generally accepted accounting principles. Grant Thornton LLP, the independent auditors of the Company, have neither examined, reviewed nor compiled the projection and, consequently, do not express an opinion or any other form of assurance with respect thereto. The Company believes, however, that the projection is presented on a basis consistent with generally accepted accounting principles as applied to the Company's historical financial statements.



    The projection is forward-looking financial information within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In preparing the projection, the Company made numerous assumptions with respect to industry performance, general business and economic conditions, taxes and other matters, many of which are beyond the Company's control. All the material assumptions made in the projection are set forth below or are referenced in the notes that accompany the projection. The Company believes that all such assumptions are reasonable; however, such projection and assumptions are not necessarily indicative of current values or future performance, which may be significantly less favorable or more favorable than as set forth below. Although the projection represents the best estimate of the Company, for which the Company believes it had a reasonable basis as of the time of the preparation thereof, of the results of operations and financial position of the Company after giving effect to the Restructuring, it is only an estimate, and actual results may vary considerably from the projection. The projection also reflects assumptions as to certain business decisions that are subject to change.



    The Company's future results of operations and the other forward looking statements contained in the projection, in particular the projections of parts sales and aircraft sale and lease information, gross margin and selling, general and administrative expenses, involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are business conditions and the general economy, competitive factors such as the demand for older aircraft, the Company's ability to maintain inventory that meets applicable regulatory standards and client demand, the availability of new parts and general risks of inventory obsolescence, the ongoing trend for customers to use fewer suppliers causing a loss of customers, and the loss of a principal customer in a given period if the Company is unable to replace sales to such customers. See "Risk Factors."



    The projection was materially completed in June 1996. The Company is not aware of any events subsequent to such date that would materially impact the projection. The Company does not intend to update or otherwise revise the projection to reflect circumstances existing after the date hereof or to reflect the occurrence of unanticipated events, even in the event that the assumptions underlying the forecast are shown to be in error, except as required by applicable law, prior to the consummation of the Restructuring. Furthermore, the Company does not intend to update or revise the projection to reflect changes in general economic or industry conditions. The projection should not be relied on for any purpose other than in consideration of the Restructuring. The projection should be read together with the information contained in "Pro Forma Unaudited Financial Information," "Business" and the Consolidated Financial Statements of the Company and the related notes included elsewhere in this Proxy Statement/Prospectus. The Company's regular quarterly and annual financial statements are included in the Company's Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, which are filed with the Commission. Information contained in such financial statements shall be deemed to supersede the projection. See "Available Information."



    The inclusion of the projection herein should not be regarded as a representation by the Company, and there can be no assurance that the results reflected in the projection will be realized. The forecast and actual results will vary, and those variations may be material. Neither the Company nor any of its agents or representatives assume responsibility for the accuracy or adequacy of the projections contained herein. HOLDERS OF COMMON STOCK AND CONVERTIBLE DEBENTURES ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORECAST.


GENERAL ASSUMPTIONS


    The projection is based upon assumptions which the Company's management believes provide a reasonable basis for presenting the effects of the Restructuring. The general assumptions used to prepare the projection include the following:


    1. The projections give effect to the Restructuring, assuming that all the Convertible Debentures are accepted for exchange, that the Restructuring was consummated on May 31, 1996, that all conditions to the Restructuring have been satisfied and that the Restructuring was accounted for as a restructuring of troubled indebtedness pursuant to SFAS 15.

    2. The Restructuring generates $.7 million in earnings.


    3. The interest expense on the Credit Agreement is based on the lender's prime rate plus 2% and is assumed to equal 10.25% throughout the projection period.


    4. The Senior Notes are redeemed without the payment of a prepayment penalty or penalty interest on overdue principal or interest.


    5. The Company will pay an additional $.4 million of fees and expenses associated with the Restructuring at or prior to the Closing in addition to $.3 million of costs incurred to date relating to the Restructuring. These fees and expenses are expected to consist of the following:



Fees and Expenses Incurred to Date:
  Legal Expenses.................................................  $ 146,059
  Accounting.....................................................     16,100
  Outside Consultants:...........................................    172,700
                                                                   ---------
  Total Consultant Expenses......................................    172,700
                                                                   ---------
Total Fees and Expenses Incurred to Date.........................  $ 334,859

Estimated Additional Fees and Expenses to be Incurred:
  Printing and Other.............................................  $ 100,000
  Accountants....................................................     50,000
  Legal..........................................................    250,000
                                                                   ---------
Total Estimated Additional Fees and Expenses to be Incurred......  $ 400,000


        The accounting for the fees and expenses will be as provided under "Accounting Treatment."

    6. Following the Restructuring, the Company will have net operating loss carryforwards of $5.2 million. As a result of built-in gains in the Company's inventory, the Company expects (outside of the annual Section 382 limitation), to be able to use net operating loss carryforwards of $4.2 million in respect to 50% of its pretax income. Deferred income taxes have not been provided because the differences between book and taxable incomes are not expected to be significant.

    7. The Company will make no acquisitions during the periods presented.

OPERATING ASSUMPTIONS


    The Company expects to sell one aircraft during fiscal 1997 for approximately $550,000 (at a cost of $450,000) and that at any given time two of the three remaining aircraft will be leased for total monthly lease rentals of $80,000. The Company does not expect to sell any other aircraft during the projection period.



    Parts sales are projected in fiscal 1997 to be the same as in fiscal 1996 (primarily as a result of an expected reduction in sales to ValuJet from fiscal 1996 levels); thereafter, parts sales are expected to increase 7.5% per annum. The projected growth in parts sales is principally attributed to the Company's improved financial flexibility, its ability to implement its operating strategy, primarily through the use of advances obtained pursuant to the Credit Agreement to acquire new inventory and management's estimate of the effect of such additional inventory on the level of parts sales, as well as general increased demand for aircraft spare parts. The gross margin for parts is projected to remain at approximately 35% in fiscal 1997 and to remain constant thereafter.


    Selling, general and administrative costs are expected to increase in fiscal 1997 to approximately 21% of total revenues, principally due to the reduction in aircraft sales and lease revenue. Thereafter, selling, general and administrative costs are expected to remain at approximately 22% of total revenues.

                        PROJECTED INCOME STATEMENT DATA



                                                                  FISCAL YEAR ENDING MAY 31,
                                           -------------------------------------------------------------------------
                                               1997           1998           1999           2000           2001
                                           -------------  -------------  -------------  -------------  -------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
    Aircraft sales.......................  $         550  $    --        $    --        $    --        $    --
    Parts sales..........................         18,885         20,301         21,824         23,461         25,220
    Lease revenue........................            960            960            960            960            960
                                           -------------  -------------  -------------  -------------  -------------
        Total revenue....................  $      20,395  $      21,261  $      22,784  $      24,421  $      26,180
Cost of goods sold:
    Parts................................         12,300         13,196         14,186         15,250         16,393
    Aircraft.............................            450       --             --             --             --
                                           -------------  -------------  -------------  -------------  -------------
        Total cost of goods sold.........  $      12,725  $      13,196  $      14,186  $      15,250  $      16,393
                                           -------------  -------------  -------------  -------------  -------------
Gross profit.............................          7,670          8,065          8,598          9,171          9,787
Credit agreement commitment fee..........             90             90             90             90             90
S, G & A expenses........................          4,306          4,629          4,976          5,349          5,750
                                           -------------  -------------  -------------  -------------  -------------
    EBITDA (1)...........................  $       3,274  $       3,346  $       3,532  $       3,732  $       3,947
Depreciation and amortization............            736            726            717            496            204
                                           -------------  -------------  -------------  -------------  -------------
    EBIT (2).............................  $       2,538  $       2,620  $       2,815  $       3,236  $       3,743
Interest expense, net....................            852            948            899            830            743
                                           -------------  -------------  -------------  -------------  -------------
Earnings before taxes....................  $       1,686  $       1,672  $       1,916  $       2,406  $       3,000
Provision for income taxes...............            294            292            337            429            803
                                           -------------  -------------  -------------  -------------  -------------
Net earnings.............................  $       1,392  $       1,380  $       1,578  $       1,977  $       2,197
                                           -------------  -------------  -------------  -------------  -------------
                                           -------------  -------------  -------------  -------------  -------------
Earnings per common share................  $        0.58  $        0.58  $        0.66  $        0.83  $        0.92
                                           -------------  -------------  -------------  -------------  -------------
                                           -------------  -------------  -------------  -------------  -------------
Weighted average number of shares
 outstanding.............................      2,395,104      2,395,104      2,395,104      2,395,104      2,395,104



                    NOTES TO PROJECTED INCOME STATEMENT DATA


1. EBITDA is defined as earnings before interest, income taxes, depreciation and amortization.

2.  EBIT is defined as earnings before interest and income taxes.

                            PROJECTED CASH FLOW DATA



                                                                         FISCAL YEAR ENDING MAY 31,
                                                            -----------------------------------------------------
                                                              1997       1998       1999       2000       2001
                                                            ---------  ---------  ---------  ---------  ---------
                                                                               (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings..............................................  $   1,392  $   1,380  $   1,578  $   1,977  $   2,197
Adjustments to reconcile Net Income to Net cash provided
 by operating activities
    Depreciation..........................................        620        610        601        380         88
    Amortization of fees and expenses.....................        116        116        116        116        116
    Increase in working capital (1).......................     (3,022)    (1,530)    (1,513)    (1,515)    (1,516)
                                                            ---------  ---------  ---------  ---------  ---------
        Total adjustments.................................     (2,286)      (804)      (796)    (1,019)    (1,312)
                                                            ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) operating activities:......  $    (894) $     576  $     782  $     958  $     885
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures..................................        (96)       (99)      (102)      (106)      (108)
CASH FLOWS FROM FINANCING ACTIVITIES:
    Term loan.............................................       (400)      (500)      (600)      (700)      (800)
    Revolving Credit Facility.............................      1,355         50        (54)      (126)        49
    Other (2).............................................        (39)       (27)       (26)       (26)       (26)
                                                            ---------  ---------  ---------  ---------  ---------
    Net cash provided by (used in) financing activities...        916       (477)      (680)      (852)      (777)
                                                            ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash...........................  $     (74) $       0  $       0  $       0  $       0
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------



                       NOTES TO PROJECTED CASH FLOW DATA


(1) Represents changes in accounts receivables plus inventories and other current assets less accounts payable and accrued and other liabilities. Inventory purchases are projected to be $1 million in fiscal 1997 and $1.5 million annually thereafter.

(2) Represents principal repayments under the Company's mortgage note, equipment notes and capitalized lease obligations.

                         PROJECTED CAPITALIZATION DATA



                                                                              FISCAL YEAR ENDING MAY 31,
                                                                 -----------------------------------------------------
                                                                   1997       1998       1999       2000       2001
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                               (IN THOUSANDS)
Cash...........................................................  $       0  $       0  $       0  $       0  $       0
  Revolver.....................................................      6,285      6,335      6,281      6,155      6,204
Long-term liabilities:
  Term Loan....................................................      2,600      2,100      1,500        800          0
  Mortgage payable.............................................        403        377        351        325        299
  Notes payable................................................          1          0          0          0          0
                                                                 ---------  ---------  ---------  ---------  ---------
    Total long-term debt.......................................      3,004      2,477      1,851      1,125        299
Stockholders' equity:
  Common stock.................................................          2          2          2          2          2
  Additional paid-in capital...................................     11,563     11,563     11,563     11,563     11,563
  Accumulated deficit..........................................     (8,037)    (6,657)    (5,079)    (3,102)      (905)
                                                                 ---------  ---------  ---------  ---------  ---------
    Total stockholders' equity.................................      3,528      4,908      6,487      8,464     10,687
                                                                 ---------  ---------  ---------  ---------  ---------
Total capitalization...........................................  $  12,817  $  13,720  $  14,618  $  15,743     17,163
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------



                          PROJECTED BALANCE SHEET DATA



                                                                      FISCAL YEAR ENDING MAY 31,
                                                         -----------------------------------------------------
ASSETS:                                                    1997       1998       1999       2000       2001
                                                         ---------  ---------  ---------  ---------  ---------
                                                                            (IN THOUSANDS)
Current Assets:
  Cash.................................................  $       0  $       0  $       0  $       0  $       0
  Accounts receivable..................................      3,353      3,495      3,745      4,014      4,304
  Aircraft inventory...................................        889        889        889        889        889
  Parts inventory......................................      8,938     10,438     11,938     13,438     14,938
  Other current assets.................................        102        106        114        122        131
                                                         ---------  ---------  ---------  ---------  ---------
    Total current assets...............................     13,281     14,928     16,686     18,463     20,261
  Property, plant & equipment..........................      4,830      4,929      5,031      5,137      5,245
Accumulated depreciation...............................     (2,672)    (3,283)    (3,884)    (4,264)    (4,352)
                                                         ---------  ---------  ---------  ---------  ---------
    Net property, plant & equipment....................      2,158      1,646      1,147        873        893
Capitalized fees & expenses............................        515        397        283        167        159
                                                         ---------  ---------  ---------  ---------  ---------
    Total assets.......................................  $  15,954  $  16,974  $  18,116  $  19,503  $  21,205
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------
LIABILITIES:
Total current liabilities..............................  $   3,138  $   3,254  $   3,498  $   3,760  $   4,042
Revolver...............................................      6,285      6,335      6,281      6,155      6,204
Long-term debt:
  Term Loan............................................      2,600      2,100      1,500        800          0
  Mortgage (Bank)......................................        403        377        351        325        299
  Notes payable........................................          1          0          0          0          0
                                                         ---------  ---------  ---------  ---------  ---------
    Total long-term debt...............................      3,004      2,477      1,831      1,225        299
STOCKHOLDERS' EQUITY:
  Common stock.........................................          2          2          2          2          2
  Additional paid-in capital...........................     11,563     11,563     11,563     11,563     11,563
  Accumulated deficit..................................     (8,037)    (6,657)    (5,079)    (3,102)      (905)
                                                         ---------  ---------  ---------  ---------  ---------
    Total stockholders' equity.........................      3,528      4,908      6,487      8,464     10,661
                                                         ---------  ---------  ---------  ---------  ---------
Total liabilities & stockholders' equity...............  $  15,954  $  16,974  $  18,116  $  19,503  $  21,205
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------

INTERESTS OF CERTAIN PERSONS IN THE RESTRUCTURING


    In considering the Restructuring, holders of Common Stock and the Convertible Debentures should be aware that the executive officers and directors of the Company have certain interests that may present them with potential conflicts of interests with respect to the Restructuring. The conflicts result from the following factors: (1) the employment agreement between Mr. Alexius A. Dyer III, the Chairman of the Board, President and Chief Executive Officer of the Company, will be extended for an additional five-year term effective upon consummation of the Restructuring and Mr. George Murnane III, the Executive Vice President and Chief Financial Officer of the Company, will enter into a five-year employment agreement with the Company having terms, other than salary and bonus, substantially similar to those of Mr. Dyer's employment agreement (see "Management -- Employment Agreement"); (ii) Mr. Dyer's annual compensation will increase from $135,000 to $175,000 upon consummation of the Restructuring;
(iii) Messrs. Dyer and Murnane will be granted restricted stock and/or options which, together with shares reserved for issuance to non-employee directors pursuant to the Stock Option Plan, will represent 7.5% and 3.5%, respectively, of the shares of Common Stock to be outstanding following the Restructuring on a fully-diluted basis (see "Management -- The Stock Option Plan"); (iv) Messrs. Kyle R. Kirkland and E. James Mueller, who are non-employee directors of the Company, will be granted restricted stock and/or options representing up to 2.5% of the shares of Common Stock to be outstanding following the Restructuring on a fully-diluted basis (see "Management -- The Stock Option Plan"); and (v) Kirkland Messina, Inc., an investment banking firm of which Mr. Kirkland is a principal, will receive a placement agent's fee in connection with the origination of the Credit Agreement (See "Management -- Certain Transactions").


                               THE EXCHANGE OFFER

GENERAL

    Upon the terms and subject to the conditions set forth in this Proxy Statement/Prospectus and in the accompanying Letter of Transmittal, the Company is offering in the Exchange Offer to issue 224.54 shares of the Company's Common Stock, after giving effect to the Reverse Stock Split, for each $1,000 principal amount of its outstanding Convertible Debentures. Convertible Debentures not accepted by the Company in the Exchange Offer will be returned. As of the date of this Proxy Statement/Prospectus, there were outstanding $10 million aggregate principal amount of Convertible Debentures. No executive officer, director or affiliate of the Company owned or owns of record or beneficially any Convertible Debentures.

    The Company has not made an interest payment on the Convertible Debentures since December 28, 1995. The Company does not intend to make any subsequent payment of accrued interest with respect to any Convertible Debentures accepted for exchange in the Exchange Offer. Holders of Convertible Debentures whose Convertible Debentures are accepted in the Exchange Offer will not be entitled to receive any consideration other than shares of Common Stock for any interest accrued subsequent to February 28, 1995 on such Convertible Debentures. Under the terms of the Exchange Offer, the fair market value of the Common Stock exchanged for Convertible Debentures will be allocated first to accrued interest and then to the principal amount of such Convertible Debentures. See "Certain Federal Income Tax Considerations -- Exchange of Convertible Debentures."


    In connection with the Exchange Offer, the Company is also soliciting the requisite Consents to the applicable Amendments. HOLDERS OF CONVERTIBLE DEBENTURES WHO TENDER THEIR CONVERTIBLE DEBENTURES IN THE EXCHANGE OFFER WILL BE REQUIRED TO CONSENT TO THE AMENDMENTS. Holders of Convertible Debentures may consent to the Amendments without tendering their Convertible Debentures in the Exchange Offer. The Company will make no separate payment for Consents. The purpose of the Amendments is to amend or eliminate from the Purchase Agreement covenants and other provisions. The Amendments will reduce the covenant protection available to holders thereof. The Purchase Agreement with respect to the Convertible Debentures will be amended, upon consummation of the Restructuring, by deleting covenants requiring the Company to (i) maintain a specified interest coverage ratio,

(ii) maintain a specified consolidated net worth, (iii) provide demand registration rights with respect to the Common Stock issuable upon conversion and the covenant that limits the ability of the Company to engage in certain lines of business.

    If the Exchange Offer is consummated, Holders of Convertible Debentures who do not tender pursuant to the Exchange Offer will hold the Convertible Debentures under the Purchase Agreement as amended by the Amendments. The Amendments will not affect the Company's obligation to pay the principal of the Convertible Debentures at maturity and interest on the Convertible Debentures when due; and, in connection with the Closing, the Holders of the Convertible Debentures remaining outstanding will be paid amounts sufficient to cure all interest payment defaults with respect to such Convertible Debentures. Further, the Company's reduced leverage as a result of the Restructuring should increase the likelihood that the Company will be able to pay the principal of and interest on the outstanding Convertible Debentures. See "Description of Convertible Debentures -- Certain Covenants" and "Description of the Amendments."

    Holders of Convertible Debentures who do not exchange may also experience a significant reduction in their ability to sell their Convertible Debentures because, if the Exchange Offer is consummated, at least 95% of the outstanding Convertible Debentures will be exchanged for shares of Common Stock.

    Holders of Convertible Debentures who tender in the Exchange Offer will not be required to pay brokerage commissions or solicitation fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of securities pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses." All references herein to the Exchange Offer shall be deemed to include the Solicitation, unless otherwise specified.

    Subject to limitations imposed by applicable law and the Company's debt instruments, the Company may, in the future, seek to acquire any outstanding Convertible Debentures in open market purchases, optional redemptions, subsequent exchange offers or otherwise. The Company does not have any current plans to make any such acquisitions and the Credit Agreement will preclude such acquisition, absent the consent of the Bank.

ACCEPTANCE OF CONVERTIBLE DEBENTURES AND DELIVERY OF COMMON STOCK


    The Company will accept, promptly after the Expiration Date, all Convertible Debentures that were validly tendered and not withdrawn on or prior to the applicable Expiration Date. The shares of Common Stock will be delivered in exchange for the applicable Convertible Debentures accepted in the Exchange Offer promptly after the Expiration Date.



    The Company shall be deemed to have accepted validly tendered Convertible Debentures in the Exchange Offer and validly delivered Consents in the Solicitation when, as and if the Company has given oral or written notice thereof to the Depositary. The Depositary will act as agent for the tendering Holders of Convertible Debentures for the purposes of receiving the Common Stock from the Company. The Common Stock will be delivered in exchange for Convertible Debentures accepted in the Exchange Offer promptly after the Expiration Date. No fractional shares of Common Stock will be issued upon consummation of the Exchange Offer.


    The Company expects to enter into an agreement with the Depositary whereby the Depositary will aggregate all fractional shares of Common Stock otherwise issuable in the Exchange Offer and sell them in the open market. Each person otherwise entitled to a fractional share of Common Stock will receive a payment in cash in lieu of such fractional share equal to such person's proportionate interest in the proceeds of sales of all such fractional shares in the open market, net of the costs of the Depositary in effecting such sales. The Company intends to cause such payments to be made promptly after the Expiration Date, but in any event not later than five business days after the Expiration Date.

The Company can give no assurance that the price at which such sales will be made will not be at a substantial discount from the fair value of the securities sold. See "Risk Factors -- Risk Factors Associated with Ownership of the Common Stock -- Market for Common Stock."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


    The Exchange Offer will expire at 5:00 p.m., New York time on             ,
1996, unless extended by the Company, in its sole discretion, to permit the satisfaction of all conditions to the Exchange Offer, in which case the term "Expiration Date" shall mean the last date and time to which the Exchange Offer is extended. In order to extend the Expiration Date, the Company will notify the Depositary of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period or on a daily basis.


    The Company expressly reserves the right to (i) delay accepting any Consents or Convertible Debentures, to extend the Exchange Offer or to terminate the Exchange Offer and not accept Consents or Convertible Debentures not previously accepted if any of the conditions set forth herein under "-- Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Depositary, or (ii) amend at any time, or from time to time, the terms of the Exchange Offer in any respect. If the Company exercises any such right, the Company will give written or oral notice to the Depositary and make a public announcement thereof. Without limiting the manner in which the Company may choose to make such a public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service. The Commission has taken the position that the minimum period during which an exchange offer must remain open following material changes in the terms of such exchange offer or in the information concerning such exchange offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances of such change, including the relative materiality of the terms or information changes. With respect to any change in price or percentage of securities sought, a minimum ten business day period is required to allow for adequate dissemination of such change. Except for the press release described above and except as required by the Exchange Act and the rules and regulations thereunder, the Company does not intend to give written notification of any such changes to Holders of Convertible Debentures.

HOW TO TENDER AND CONSENT IN THE EXCHANGE OFFER

    A Holder electing to tender Convertible Debenture in the Exchange Offer and to consent to the Amendments should either (i) complete and sign the Letter of Transmittal or a facsimile thereof, have the signatures thereon guaranteed if required by Instruction 6 thereof, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with a properly completed and duly executed Notice of Guaranteed Delivery or the Convertible Debentures and any other required documents to the Depositary at one of its addresses set forth on the back cover page of this Proxy Statement/ Prospectus, or effect the tender of Convertible Debentures pursuant to the procedure for book-entry transfer as set forth below or (ii) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him.

    Pursuant to the terms of the Letter of Transmittal, the completion, execution and delivery thereof will constitute consent to the Amendments. However, as set forth in the Letter of Transmittal, a defective tender may, under circumstances where the Holder has otherwise properly completed, executed and delivered the Letter of Transmittal, constitute a valid Consent and will be counted for purposes of determining whether requisite approval of the Amendments has been obtained even if the accompanying Convertible Debentures are not accepted for exchange by reason of such defect. In addition, if a Letter of Transmittal is properly executed, delivered and dated prior to the Expiration

Date, but no box with respect to the Amendments on the Letter of Transmittal is marked, the Holder of Convertible Debentures who executed such Letter of Transmittal shall be deemed to have consented to the Amendments.

    Holders of Convertible Debentures who do not tender their Convertible Debentures but wish to consent to the Amendments should complete the Letter of Transmittal in accordance with the instructions thereto and return it promptly to the Depositary.


    In order for a tender of Convertible Debentures to constitute a valid tender, Holders should complete the Letter of Transmittal in accordance with the instructions set forth therein and deliver such Letter of Transmittal to the Depositary on or prior to 5:00 p.m., New York time, on the Expiration Date. The term "Holder," when used with respect to a Convertible Debenture means the registered owner of such a Convertible Debenture on the Debt Record Date or any person who has obtained a properly completed bond power and proxy from the registered holder.



    Pursuant to the Purchase Agreement, only the registered owner of a Convertible Debenture on the Debt Record Date (or his duly designated proxy) shall be entitled to consent to an Amendment or to revoke any Consent, whether or not such person continues to be the registered owner of such Convertible Debenture after the Debt Record Date. The Company serves as the registrar for the Convertible Debentures and will advise any purchaser of Convertible Debentures who was not a registered owner of the Convertible Debentures on the Debt Record Date as to the procedures to be followed in order to obtain a properly completed bond power and proxy and effectively to tender their Convertible Debentures and consent to the Amendments.


TENDERS AND CONSENTS -- GENERAL

    The tender or Consent by a Holder pursuant to one of the procedures set forth herein will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.


    THE METHOD OF DELIVERY OF CONVERTIBLE DEBENTURES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY IS AT THE ELECTION AND RISK OF EACH HOLDER. Except as otherwise provided herein, such delivery will be deemed made only when actually received by the Depositary. Instead of effecting delivery by mail, it is recommended that Holders use an overnight or hand delivery service. If Convertible Debentures are sent by mail, registered mail, with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery. No documents should be sent to the Company.


    Any beneficial holder of Convertible Debentures whose Convertible Debentures are registered or held of record in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender his Convertible Debentures should contact such registered holder or record holder promptly and instruct such holder to tender on his behalf. If such beneficial holder wishes to tender Convertible Debentures and consent to the Amendments on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Convertible Debentures, make appropriate arrangements to obtain a properly completed bond power and proxy from the registered holder.

    Signatures on each Letter of Transmittal must be guaranteed unless the Convertible Debentures delivered pursuant thereto are delivered (i) by a registered holder of Convertible Debentures who has not completed the boxes on the Letter of Transmittal entitled "Special Issuance Instructions" or "Special Delivery Instructions;" (ii) for the account of an Eligible Institution (as defined below); or (iii) a Consent is being given by the registered holder of Convertible Debentures that are not being tendered in the Exchange Offer. In the event that signatures are required to be guaranteed, such guarantees must be by a firm that is a participant in the Medallion Signature Guarantee Program (an "Eligible Institution").

    If the Letter of Transmittal with respect to any Convertible Debenture is signed by a person other than the registered holder of any certificate(s) listed therein, such certificate(s) must be endorsed or accompanied by appropriate bond powers and proxies, signed exactly as the name or names of the registered holder or holders appear on the certificate(s). If the Letter of Transmittal or any certificates, bond powers, proxies or other instruments of transfer are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance, withdrawal and revocation of tendered Convertible Debentures and delivered Consents will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders and withdrawals of Convertible Debentures and deliveries and revocation of Consents that are not in proper form or the acceptance of which would, in the opinion of the Company or counsel for the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tenders or Consents as to particular Convertible Debentures. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letters of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders and withdrawals of Convertible Debentures and deliveries and revocations of Consents must be cured within such time as the Company shall determine. Neither the Company nor the Depositary shall be under any duty to give notification of defects in such tenders, withdrawals, deliveries or revocations or shall incur any liability for failure to give such notification. Tenders and withdrawals of Convertible Debentures and deliveries and revocation of Consents will not be deemed to have been made until such irregularities have been cured or waived. Any Convertible Debentures received by the Depositary that are not properly tendered or delivered and as to which the irregularities have not been cured or waived will be returned by the Depositary to the tendering Holders of Convertible Debentures unless otherwise provided in the Letter of Transmittal as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES


    If a Holder of Convertible Debentures desires to tender such Convertible Debentures and the certificate(s) representing such Convertible Debentures are not immediately available, or time will not permit such Holder's certificate(s) or other required documents to reach the Depositary before 5:00 p.m., New York time, on the Expiration Date, a tender may be effected if:


       (a) the tender is made through an Eligible Institution;


       (b) prior to 5:00 p.m., New York time on the Expiration Date, the Depositary receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by telegram, telex, facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder of Convertible Debentures, and the principal amount of Convertible Debentures to be delivered, as the case may be, stating that the delivery is being made thereby and guaranteeing that within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the duly executed Letter of Transmittal (or facsimile thereof) and the certificate(s) representing the Convertible Debentures, and any other documents required thereby will be deposited by the Eligible Institution with the Depositary; and



       (c) the certificate(s) for all tendered Convertible Debentures, the Letter of Transmittal (or facsimile thereof), and all other documents required thereby are received by the Depositary within five New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.


    Failure to complete the guaranteed delivery procedures outlined above will not, of itself, affect the validity of, or effect a revocation of, any Consent properly executed by a Holder of Convertible Debentures who attempted to use the guaranteed delivery procedures.

WITHDRAWAL OF TENDERS AND REVOCATION OF CONSENTS

    Tenders of Convertible Debentures may be withdrawn at any time prior to the Expiration Date for the Exchange Offer. In addition, tenders of Convertible Debentures may be withdrawn after the expiration of 40 business days from the commencement of the Exchange Offer, if not yet accepted by the Company. Any Holder of Convertible Debentures who has tendered Convertible Debentures may withdraw such Convertible Debentures by delivery of a written notice of withdrawal to the Depositary. To be effective, a written or facsimile transmission notice of withdrawal must (i) be timely received by the Depositary at one of its addresses specified on the back cover of this Proxy Statement/Prospectus before the expiration of the Exchange Offer, (ii) specify the name of the registered holder of the Convertible Debentures to be withdrawn,
(iii) contain a description of the Convertible Debentures to be withdrawn, the certificate numbers shown on the particular certificates evidencing such Convertible Debentures and the aggregate principal amount represented by such Convertible Debentures, and (iv) be signed by the registered holder of such Convertible Debentures in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees), or be accompanied by documents of transfer sufficient to have the transfer of such Convertible Debenture registered pursuant to the Purchase Agreement. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Convertible Debentures have been tendered (i) by a registered holder of Convertible Debentures who has not completed the boxes on the Letter of Transmittal entitled "Special Issuance Instructions" or "Special Delivery Instructions" or (ii) for the account of an Eligible Institution. If the Convertible Debentures to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon receipt of written or facsimile transmission notice of withdrawal even if physical release is not yet effected.


    Any Convertible Debentures which have been tendered for exchange but which are not exchanged will be returned to the Holder thereof without cost to such Holder promptly following the Expiration Date. Properly withdrawn Convertible Debentures may be retendered at any time prior to 5:00 p.m., New York time, on the Expiration Date by following one of the procedures described under "-- How to Tender and Consent in the Exchange Offer."


    All questions as to the validity (including time of receipt) of notices of withdrawal will be determined by the Company, whose determination will be final and binding. None of the Company, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation or incur any liability for failure to give any such notification.


    A Consent may be revoked only by the Holder of the Convertible Debentures with respect to which the Consent was given and only if the Company receives written notice of revocation from the Holder, prior to the date the Amendments become effective. However, if a Holder who has tendered Convertible Debentures subsequently effects a valid revocation of a Consent, such action will render the prior tender of the Convertible Debentures with respect to which the Consent was given defective. The Company reserves the right to waive any such defect.


    In order to withdraw a Consent, the Holder of the Convertible Debentures with respect to which the Consent was given must provide the Company written notice of revocation, at the applicable address as provided below, prior to the date the Consent becomes effective.

    The Purchase Agreement provides that any notice or communication sent to the Company shall be sufficiently given if in writing and delivered in person, telecopied or mailed by first-class mail addressed to the President of the Company at the address set forth above. Notices to the Company are deemed given only when received by the Company. Holders of Convertible Debentures who wish to revoke their Consents should allow sufficient time for the notice of revocation to reach the Company.

CONDITIONS



    Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange any Convertible Debentures not theretofore accepted for exchange or exchanged, and may terminate, extend or amend the Exchange Offer as provided herein, before the acceptance of such Convertible Debentures for exchange, if any of the following conditions are not satisfied:


       (a) the Minimum Tenders shall have been validly tendered by the Holders of Convertible Debentures pursuant to the Exchange Offer and not withdrawn prior to the Expiration Date;

       (b) the Company shall have received Consents from the holders of at least a majority of the principal amount of the Convertible Debentures
    (disregarding the principal amount of any Convertible Debenture held by the Company or its affiliates);

       (c) the Company's stockholders shall have approved the Reverse Stock Split, the Board Amendments, the Preferred Stock Authorization, the
    Charter Amendments and the Stock Option Plan;


       (d) the Company and the Bank shall have negotiated and executed the Credit Agreement, the conditions to the effectiveness thereof shall have been satisfied or waived and the Company shall have the ability to borrow at least $2.5 million pursuant to the Credit Agreement immediately following the consummation of the Restructuring;



       (e) the Company shall have received Consents from the holders of at least a majority of the Stock Units represented by the Old Warrants to the
    Old Warrant Amendment;



       (f) no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the
    Exchange Offer which, in the sole judgment of the Company, may materially impair the contemplated benefits of the Exchange Offer to the Company;



       (g) there shall not have occurred (i) any general suspension of, or limitation on prices for, trading in securities traded on the New
    York Stock Exchange; (ii) a declaration of a banking moratorium by United States, New York, Delaware, Florida or Georgia authorities; or (iii) commencement or escalation of a war or armed hostilities or other international or national emergency that, in the sole judgment of the Company, would or might have a material adverse effect on the market prices of the Company's securities;



       (h) there shall not have occurred any change or development involving a prospective change in the general economic, financial or market conditions in the United States or abroad that, in the sole judgment of the Company, would or might have a material adverse effect upon the market prices of the Company's securities;



       (i) there shall not have occurred any change or development involving a prospective change in or affecting the business, condition (financial or otherwise) or prospects of the Company which in the sole judgment of the Company, would or might prohibit, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company;



       (j) there shall not exist, in the sole judgment of the Company, any actual or threatened legal impediment (including a default under a material agreement, indenture or other instrument or obligation to which the Company is a party or by which it is bound) to the acquisition of the Convertible Debentures or the issuance of the Common Stock; or



       (k) (i) no person shall have publicly disclosed an acquisition proposal with respect to the Company or any of its securities or assets; and
    (ii) no tender or exchange offer for Convertible Debentures and/or Common Stock shall have been commenced by any person, if such tender or exchange offer could result in such other person and its affiliates beneficially owning directly or indirectly more than 15% of the then outstanding shares of Common Stock that would be outstanding upon consummation of the Restructuring; and (iii) it shall not have been publicly disclosed and the Company shall not have learned that any person or "group" (within the meaning of Section 13(d)(3) of the Exchange
    Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 15% of the outstanding shares of Common Stock and/or Convertible Debentures which would constitute more than 15% of the shares of Common Stock that would be outstanding upon consummation of the Restructuring;



which, in the sole judgment of the Company in any case, and regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, makes it inadvisable to consummate the Exchange Offer or to proceed with such acceptance for exchange.



    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such conditions or may be waived by the Company in whole or in part at any time, and from time to time, in its sole discretion. [If any of the conditions listed above is not satisfied, the Company may (i) refuse to accept any Convertible Debentures or Consents and return all tendered Convertible Debentures to tendering Holders, (ii) extend the Exchange Offer and retain all Convertible Debentures tendered and Consents delivered prior to the expiration of the Exchange Offer, or (iii) waive or modify any of such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Convertible Debentures or properly delivered Consents. There can be no assurance that the foregoing conditions will be satisfied. In the event that the foregoing conditions are not satisfied or waived, the Restructuring will not occur, the Company will not accept for exchange any of the Convertible Debentures and the Amendments will not become effective.] Any determination by the Company concerning such conditions described above will be final and binding upon all parties.



    If a modification or waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such modification or waiver in a manner reasonably calculated to inform Holders of Convertible Debentures of such modification, and the Company will extend the Exchange Offer for a period which the Company in its discretion deems appropriate, subject to any applicable laws, depending on the significance of the modification or waiver and the manner of disclosure to Holders of Convertible Debentures. The Commission has taken the position that the minimum period during which an exchange offer must remain open following material changes in the terms of such exchange offer or in the information concerning such exchange offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances of such change, including the relative materiality of the terms or information changes. With respect to any change in price or percentage of securities sought, a minimum ten business day period is required to allow for adequate determination of such change. IN THE EVENT THE COMPANY MODIFIES OR WAIVES ANY OF SUCH CONDITIONS, THE COMPANY AND/OR HOLDERS OF CONVERTIBLE DEBENTURES MAY BE EXPOSED TO ADDITIONAL RISKS WHICH CANNOT PRESENTLY BE PREDICTED OR EVALUATED.



    In addition to the foregoing, the Company will not be required to accept for exchange any Convertible Debentures not theretofore accepted for exchange or exchanged, and may terminate, extend or amend the Exchange Offer as provided herein, if, at any time prior to the time of acceptance for exchange of any Convertible Debentures pursuant to the Exchange Offer, the Company shall have been advised, or shall otherwise have reason to believe, that any necessary consent or approval will be denied or substantially delayed, or will not be given other than upon terms or conditions which would, in the opinion of the Company, make it impractical to proceed with the Exchange Offer.


DEPOSITARY

    First Union National Bank, Charlotte, North Carolina has been appointed as Depositary for the Exchange Offer. Questions and requests for assistance may be directed to the Depositary at one of its addresses and telephone numbers set forth on the back cover of this Proxy Statement/Prospectus.

FEES AND EXPENSES

    The expenses of soliciting tenders of Convertible Debentures and of obtaining Consents will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates, who will not receive additional compensation. Such officers may solicit tenders of Convertible Debentures and seek to obtain Consents. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries to forward the material regarding the Exchange Offer to the beneficial owners of Convertible Debentures. The Company will reimburse such forwarding agents for reasonable out-of-pocket expenses incurred by them but no compensation will be paid for their services.


    The total cash expenditures to be incurred by the Company in connection with the Exchange Offer are estimated to be approximately $.4 million.


                STOCKHOLDERS' MEETING, VOTING RIGHTS AND PROXIES

SOLICITATION OF PROXIES


    This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of the Company of proxies to be voted at the Meeting, which will be held at the offices of King & Spalding, 50th Floor,
191 Peachtree Street, Atlanta, Georgia 30303, on             , 1996 at 9:00
a.m., Atlanta time, to consider the proposals set forth in this Proxy Statement/Prospectus to approve the Reverse Stock Split, the Board Amendments, the Preferred Stock Authorization, the Charter Amendments and the Stock Option Plan.


    WHETHER OR NOT YOU ARE TO ATTEND THE MEETING, YOUR VOTE BY PROXY IS VERY IMPORTANT. STOCKHOLDERS ARE ENCOURAGED TO MARK, SIGN AND DATE THE APPROPRIATE PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

    The expenses of soliciting proxies will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates, who will not receive additional compensation. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries to forward the material regarding the Meeting to the beneficial owners of Common Stock. The Company will reimburse such forwarding agents for reasonable out-of-pocket expenses incurred by them, but no compensation will be paid for their services.

VOTING OF PROXIES


    All shares represented by a properly executed proxy will be voted at the Meeting in accordance with the directions on such proxy. If no direction is indicated on a properly signed proxy, the shares covered thereby will be voted in favor of the Reverse Stock Split, the Board Amendments, the Preferred Stock Authorization, the Charter Amendments and to approve the Stock Option Plan. Abstentions and "broker non-votes" are counted for purposes of determining the presence or absence of a quorum for the transaction of business, and will therefore have the effect of a "no" vote on all proposals brought before the Meeting. The Board of Directors recommends that you vote, according to your voting rights, "FOR" such proposals by checking the appropriate box on the accompanying proxy.



    In the event that sufficient votes in favor of any of the proposals set forth in the Notice of Special Meeting of Stockholders are not received by the time scheduled for the Meeting, or if any of the other conditions to the Restructuring are not satisfied, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies with respect to any such proposal or to permit the satisfaction of any such condition. Any such adjournment will require the affirmative vote of a majority of the voting power present or represented at the Meeting. The persons named as proxies will vote in favor of such adjournment, if proposed, those proxies which they are entitled to vote in favor of any one of the Reverse Stock Split, the Board Amendments, the Preferred

Stock Authorization, the Charter Amendments, or to approve the Stock Option Plan and persons named as proxies will vote against such adjournment those proxies required to be voted against all such proposals.


RECORD DATE


    Only stockholders of record at the close of business on August 20, 1996 will be entitled to notice of and to vote at the Meeting. As of the date of this Proxy Statement/Prospectus, there were 4,041,779 shares of Common Stock outstanding, of which there were 105 holders of record and approximately 950 beneficial owners. There are no shares of Preferred Stock outstanding.


    As of the date of this Proxy Statement/Prospectus, without giving effect to the Reverse Stock Split, Alexius A. Dyer III, the Chairman of the Board, President and Chief Executive Officer of the Company, owned of record or beneficially approximately 1,000 shares of the Company's Common Stock (disregarding any shares of Common Stock beneficially owned by him by reason of his ownership of stock options or warrants), which represents approximately
 .025% of the aggregate number of shares of Common Stock outstanding. At such date, without giving effect to the Reverse Stock Split, Mr. and Mrs. Richard R. Wellman, formerly the Chairman of the Board and Secretary, respectively, of the Company, owned of record or beneficially approximately 1,999,700 shares of Common Stock, or 49.48% of the shares of Common Stock outstanding. Mr. and Mrs. Wellman executed an irrevocable proxy, in connection with their resignation of their positions with the Company on January 31, 1995, authorizing the Board of Directors of the Company to vote 1,980,000 shares of the Company's Common Stock (representing approximately 48.99% of the shares of Common Stock outstanding) owned by the Wellmans. The irrevocable proxy was affirmed by the Wellmans in October 1995. Accordingly, the executive officers and directors of the Company possess the power to vote approximately 49.02% of the outstanding shares of Common Stock with respect to the Reverse Stock Split, the Board Amendments, the Charter Amendments, the Preferred Stock Authorization and approval of the Stock Option Plan. Messrs. Dyer, Mueller and Kirkland have informed the Company that they intend to vote in favor of the proposed amendments to the Company's Certificate of Incorporation and for approval of the Stock Option Plan.

VOTING RIGHTS

    Each share of Common Stock is entitled to one vote with respect to the Reverse Stock Split Amendment, the Board Amendments, the Preferred Stock Authorization, the Charter Amendments and the Stock Option Plan. Stockholders have no appraisal or dissenters' rights with respect to the proposals to amend the Company's Certificate of Incorporation.

REVOCATION OF PROXIES

    A stockholder who has executed and returned a proxy may revoke it at any time before it is voted by executing and returning a proxy bearing a later date, by giving written notice of revocation to the Secretary of the Company or by attending the Meeting and voting in person.

PROPOSED AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION:
REVERSE STOCK SPLIT AMENDMENT

    The Board of Directors has approved the Reverse Stock Split Amendment whereby each 27 outstanding shares of Common Stock will be combined into one share of Common Stock. See "Description of Capital Stock" and Appendix A. If adopted, the Reverse Stock Split Amendment will not become effective unless and until the Closing occurs. The authorized capitalization of the Company will not be affected by the Reverse Stock Split. Adoption of the Reverse Stock Split Amendment requires the affirmative vote of the holders of a majority of the shares of Common Stock outstanding.

PROPOSED AMENDMENT TO THE COMPANY; CERTIFICATE OF INCORPORATION:
PREFERRED STOCK AUTHORIZATION

    The Board of Directors has approved the Preferred Stock Authorization. The Preferred Stock Authorization would increase the number of authorized shares of Preferred Stock to 2,000,000 from 500,000 and would allow the Board of Directors to fix the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption for a particular series of Preferred Stock. The Board of Directors does not currently intend to issue a series of Preferred Stock. If adopted, the Preferred Stock Authorization will not become effective unless and until the Closing occurs. Adoption of the Preferred Stock Authorization requires the affirmative vote of the holders of a majority of the shares of Common Stock outstanding.

PROPOSED AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION:
BOARD OF DIRECTORS


    The Board of Directors has approved the Board Amendments, pursuant to which
(i) the number of directors of the Company shall be fixed at seven members and
(ii) the number of directors constituting the Board shall not be changed without the affirmative vote of at least 75% of the issued and outstanding shares of Common Stock. If adopted, the Board Amendments will not become effective unless and until the Closing occurs. Adoption of the Board Amendments requires the affirmative vote of the holders of a majority of the shares of Common Stock outstanding.


PROPOSED AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION:
PROVISIONS AFFECTING CORPORATE GOVERNANCE


    The Board of Directors has approved the Charter Amendments to add certain provisions to the Company's Certificate of Incorporation and Bylaws with respect to stockholder action. Certain of those provisions may make an acquisition of the Company more difficult for an acquiror.


    SECTION 203 OF THE DELAWARE LAW. Pursuant to the Charter Amendments, the Company's Certificate of Incorporation would be amended to make the provisions of Section 203 of the DGCL inapplicable to the Company. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date such stockholder became an "interested stockholder," unless (a) prior to such date the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," or (b) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by an employee stock plan in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at the annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes certain mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Under the terms of Section 203, this amendment will not be effective until 12 months after its adoption by the stockholders and shall not apply to any "business combination" between the Company and any person who becomes an "interested stockholder" on or prior to such adoption.

    STOCKHOLDER ACTION BY WRITTEN CONSENT. The Certificate of Incorporation will be amended to provide that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, and the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action is specifically denied. This provision of the Certificate of Incorporation may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws will be amended to provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 30 days nor more than 60 days prior to the meeting; provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provision may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting. This provision of the Bylaws may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.


    ADJOURNMENT OF MEETINGS OF STOCKHOLDERS. The Bylaws will be amended to provide that when a meeting of stockholders of the Company is convened, the presiding officer, if directed by the Board of Directors, may adjourn the meeting if no quorum is present for the transaction of business or if the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders or to otherwise effectively exercise their voting rights. This provision will, under certain circumstances, make more difficult or delay actions by the stockholders opposed by the Board of Directors. The effect of such provision could be to delay the timing of a stockholders' meeting, including in cases where stockholders have brought proposals before the stockholders which are in opposition to those brought by the Board of Directors and therefore may provide the Board of Directors with additional flexibility in responding to such stockholder proposals. As set forth below, this provision of the Bylaws may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.

    AMENDMENT OF THE BYLAWS. The Certificate of Incorporation will be amended to provide that no provision of the Bylaws may be amended, modified or repealed by the stockholders of the Company, nor may any provision of the Bylaws inconsistent with such provision be adopted by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock. This provision will make it more difficult for stockholders to make changes to the Bylaws that are opposed by the Board of Directors. This provision of the Certificate of Incorporation may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.

    If adopted, the Charter Amendments will not become effective unless and until the Closing occurs. Adoption of the Charter Amendments requires the affirmative vote of the holders of a majority of the shares of Common Stock outstanding.

THE STOCK OPTION PLAN

    The Board of Directors has approved the adoption of the Stock Option Plan for the Company's directors, officers and employees. The Stock Option Plan is intended to provide a means to attract, retain and motivate selected employees of the Company and non-employee directors of the Company. The Stock Option Plan provides for the grant to eligible employees of incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares, performance share and performance units, dividend equivalents and other share based awards. All employees and directors are eligible to participate in the Stock Option Plan. The portion of the Stock Option Plan applicable to employees will be administered by the Compensation Committee of the Company's Board of Directors. The Compensation Committee will have the full and final authority to select employees to whom awards may be granted, to determine the type of awards to be granted to such employees and to make all administrative determinations required by the Stock Option Plan. The Compensation Committee also will have authority to waive conditions relating to an award or accelerate vesting of awards. The Stock Option Plan provides for certain grants of nonqualified stock options to non-employee directors, and, in the case of such grants, is intended to operate automatically and not require administration. An aggregate of 598,782 shares of Common Stock have been reserved for issuance under the Stock Option Plan, subject to anti-dilution adjustments in the event of certain changes in the Company's capital structure.


    In connection with the Restructuring, after the adoption of the Stock Option Plan, the Company intends to grant restricted stock and/or options to purchase the following numbers of shares of Common Stock to the following persons or groups: Alexius A. Dyer III, 224,543 shares, representing 7.5% of the Common Stock to be outstanding following the Restructuring on a fully-diluted basis; George Murnane III, 104,787 shares, representing 3.5% of such outstanding Common Stock; and the non-executive employees of the Company, 119,756 shares, representing 4.0% of such outstanding Common Stock. Forty percent of such options will vest immediately with 15% vesting annually, over the four years following the date of grant. In addition, shares representing 2.5% of the outstanding Common Stock will be reserved for future issuance pursuant to the Stock Option Plan, each grant to vest equally, over three years after being awarded. The Company also intends to grant options representing up to 2.5% of the outstanding Common Stock to non-employee directors. The number of options to be granted to the non-employee directors will be determined by the Company prior to the consummation of the Restructuring. The Company intends to reserve for future issuance to the non-employee directors any shares not granted as restricted stock and not covered by options issued upon consummation of the Restructuring.


    For a complete description of the Stock Option Plan, see "Management -- The Stock Option Plan."

DILUTION

    The Restructuring will result in significant dilution of the equity interests of the existing holders of Common Stock. See "Risk Factors -- Dilution" and "The Restructuring -- Certain Significant Effects of the Restructuring -- Significant Dilution of Equity Interests."

EXCHANGE OF STOCK CERTIFICATES; FRACTIONAL SHARES

    As soon as practicable after the Closing, the Company's stockholders will be notified and requested to surrender their Common Stock certificates for replacement certificates representing the number of shares of Common Stock into which their shares of Common Stock were combined pursuant to the Reverse Stock Split. Until so surrendered, each existing certificate for 27 shares of Common Stock prior to the Closing will be deemed to represent a certificate for one share of Common Stock.

    No certificates or scrip representing fractional shares of Common Stock will be issued in connection with the Restructuring. The Company expects to enter into an agreement with the Depositary whereby the Depositary will aggregate and sell all fractional shares of Common Stock otherwise issuable in connection with the Restructuring. There can be no assurance as to the price at which sales will be effected. Market conditions or other factors could cause the fractional shares or holdings to be sold at depressed prices, including prices substantially below fair market value. The proceeds of such sales will be distributed by the Depositary to the persons who would otherwise have received such fractional amount. See "The Exchange Offer -- Acceptance of Convertible Debentures and Delivery of Common Stock" and "Risk Factors -- Market for Common Stock."

OTHER MATTERS TO BE CONSIDERED

    It is not anticipated that any matter other than the approval of the Stock Option Plan, the Reverse Stock Split, the Board Amendments, the Preferred Stock Authorization and the Charter Amendments will be brought before the Meeting. If other matters are properly presented, proxies will be voted in accordance with the best judgment of the proxy holders.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL


    In the opinion of the Company's counsel, King & Spalding ("Counsel"), the material federal income tax consequences of the Restructuring to the Company and to the holders of Convertible Debentures are as described herein. Such opinion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code"), final, temporary and proposed Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change (perhaps retroactively) by legislation, administrative action or judicial decision. Such opinion is also based on certain factual representations and warranties. There can be no assurance that the Internal Revenue Service (the "Service") will not challenge one or more of the tax consequences of the Restructuring described herein, and no ruling from the Service has been or will be requested as to any of such tax consequences.


    The following discussion does not include all matters that may be relevant to any particular holder in light of such holder's particular facts and circumstances. Certain holders, including financial institutions, broker-dealers, tax-exempt entities, insurance companies and foreign persons may be subject to special treatment not described below.

    THE FEDERAL INCOME TAX CONSEQUENCES OF THE RESTRUCTURING ARE COMPLEX. ALL HOLDERS OF CONVERTIBLE DEBENTURES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RESTRUCTURING AND THE OWNERSHIP AND DISPOSITION OF THE COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND FOREIGN TAX LAWS.

TAX CONSEQUENCES TO THE COMPANY

    CANCELLATION OF INDEBTEDNESS. If a taxpayer satisfies its outstanding debt obligation for less than its principal amount, such taxpayer generally realizes cancellation of debt ("COD") income for federal income tax purposes. In the case of an exchange such as that contemplated by the Restructuring, where outstanding indebtedness is canceled in exchange for Common Stock, the amount of such COD income is, in general, equal to the excess of the adjusted issue price (including accrued but unpaid interest) of the indebtedness satisfied over the fair market value of such Common Stock. Such COD income is recognized and included in the taxpayer's taxable income except to the extent that Section 108 of the Tax Code applies.

    Section 108 of the Tax Code provides an exception to the recognition of COD income for taxpayers who are insolvent (but only to the extent of their insolvency) or where the discharge occurs in a Chapter 11 or similar case under the Bankruptcy Code. Section 108(b) of the Tax Code provides that certain tax attributes of the taxpayer must be reduced by the amount of the taxpayer's COD income that is excluded under Section 108(a) of the Tax Code. In general, net operating loss carryovers, tax credit and capital loss carryforwards are reduced first, and then the tax basis of the Company's property is reduced (but not below the remaining amount of its liabilities). In lieu of the generally required order of attribute reduction, the taxpayer may elect instead to reduce first, its tax basis in its depreciable property, and then its remaining tax attributes. Such attribute reductions are made after the determination of the Company's tax liability for the taxable year in which the Restructuring occurs.

    If the cancellation of indebtedness does not occur pursuant to a federal bankruptcy case, the exclusion from income provided by Section 108 of the Tax Code applies only to the extent that the taxpayer is insolvent for purposes of that section. To the extent that the COD income exceeds the amount by which the taxpayer is insolvent prior to the debt discharge, such excess is included in the taxpayer's taxable income. A taxpayer is insolvent to the extent of the excess of (i) the aggregate amount of all the taxpayer's liabilities over (ii) the fair market value of all of the taxpayer's assets immediately prior to the debt cancellation transaction.


    The Company may recognize COD income in the Restructuring, depending on the value of the Company's Common Stock following the Restructuring. Based on the Company's estimate of the Common Stock that will be issued to the holders of the Convertible Debentures, the Company currently expects that it will recognize $2,375,000 of COD income in the Restructuring. Any such COD income will be excluded from the Company's taxable income to the extent of its pre-Restructuring insolvency (with correlative reduction of its tax attributes under Section 108(b) of the Tax Code), and the remainder will be included in the Company's taxable income. There can be no assurance that the IRS or a court will agree with the Company's determination of its insolvency or the value of the Common Stock after the Restructuring is effected. As a result, it is possible that the Company could be required to recognize a significant amount of taxable income in connection with the Restructuring.


    LIMITATION ON UTILIZATION OF NET OPERATING LOSS CARRYFORWARDS. Section 382 of the Tax Code generally limits a corporation's use of its net operating loss carryforwards ("NOLs") and certain built-in losses if the corporation undergoes an "ownership change." An ownership change generally occurs when a percentage of the corporation's stock by value held by certain persons (identified in Tax Code
Section 382 as "5% shareholders") increases in the aggregate by more than 50 percentage points over the lowest level held by such persons during a three-year testing period. If an ownership change occurs, the corporation's annual utilization of its NOLs is limited to the product of the corporation's equity value immediately before the ownership change multiplied by the applicable long-term federal tax-exempt rate. The Company believes that the Restructuring will result in an ownership change of the Company for purposes of Section 382 of the Tax Code.

    However, under a special rule, the Company will be entitled to use its NOL carryforwards to fully offset, without any limitation, any "built-in gains" that are recognized during the five-year period following the Restructuring. In order to take advantage of the recognized built-in gain rule, the Company must have an aggregate net unrealized built-in gain in its assets (i.e., excess of aggregate fair market value over aggregate tax basis) on the date of the Restructuring which exceeds the lesser of $10 million or 15% of the total gross fair market value of its assets (excluding cash and cash items). The Company is permitted to increase its annual Section 382 limitation by the amount of "recognized built-in gains" attributable to the disposition of assets held on the date of the Restructuring within the five-year period following the Restructuring. The Company presently believes it will have a net unrealized built-in gain in assets in excess of the statutory threshold.


    Without taking into account the COD income attributable to the Restructuring, the Company presently estimates that it will have NOL carryforwards following the Restructuring of approximately $5.2 million, although there can be no assurance that the IRS will concur in the reporting positions on which the Company's NOL calculations are based. Such NOLs will be reduced or consumed by the COD income recognized in the Restructuring. The application of Section 382 of the Tax Code could severely limit the Company's ability to use such carryforwards. Except to the extent that the Company has a net unrealized built-in gain and recognizes such gains during such five-year period, the Company's annual limitation under Section 382 may be small.


TAX CONSEQUENCES TO THE HOLDERS OF THE CONVERTIBLE DEBENTURES

    The exchange of the Convertible Debentures for Common Stock pursuant to the Exchange Offer will constitute a recapitalization under Section 368(a)(1)(E) of the Tax Code, and therefore, no gain or loss will be recognized by the holders except to the extent provided in Section 354(c)(2)(B) with respect to accrued interest that is treated as paid by Common Stock. The terms of the Exchange Offer provide that the fair market value of the Common Stock exchanged for Convertible Debentures will be allocated first to accrued interest and then to the principal amount of such Convertible Debentures. The Company will report interest in its information filings to holders and to the Service in a manner consistent with the above allocations.

    If the Company's allocations are accepted by the Service or ultimately sustained by the courts, then a holder of Convertible Debentures should recognize ordinary interest income equal to the fair market value of the Common Stock that is allocated to interest which accrued during the holder's holding period for such Convertible Debentures to the extent that such interest has not previously been included in the holder's income.

    In general, a holder's tax basis in such Common Stock received pursuant to the Restructuring (and not allocable to accrued and unpaid interest) would equal the holder's adjusted tax basis in the Convertible Debentures surrendered, and such holder's holding period in the Common Stock received (and not allocable to accrued and unpaid interest) would include its holding period for the Convertible Debentures surrendered. The holder's tax basis in that portion of the Common Stock allocable to accrued and unpaid interest would be equal to the amount of interest deemed received, and the holder's holding period in such portion of the Common Stock allocable to accrued and unpaid interest would begin on the day after the exchange.

    This discussion assumes that holders hold their Convertible Debentures as capital assets within the meaning of Section 1221 of the Tax Code and will hold the Common Stock received in the exchange therefor as capital assets. Based on this assumption and except as specifically noted herein, any gain or loss recognized by a holder on the disposition of any such securities would be capital gain or loss. Such gain or loss would be long-term capital gain or loss if the holding period with respect to such security exceeds one year, and otherwise would be short-term capital gain or loss. The use of capital losses to offset other income is subject to significant limitations. Moreover, gain on the disposition of Common Stock acquired by a holder in exchange for Convertible Debentures will generally be treated as ordinary income to the extent that the holder was allowed an ordinary loss on such exchange.

    BACKUP WITHHOLDING. A holder of Common Stock may, under certain circumstances, be subject to "backup withholding" at the rate of 31% with respect to dividends paid on Common Stock or the proceeds of a sale, exchange or redemption of such Common Stock unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding provisions. A holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Service. Any amount withheld under these rules will be creditable against the holder's federal income tax liability.

                              ACCOUNTING TREATMENT

    The Company proposes to account for the Restructuring using the principles of SFAS 15, entitled "Accounting by Debtors and Creditors for Troubled Debt Restructurings." Pursuant to such principles, a debtor, such as the Company, that issues an equity interest to a creditor in discharge of the creditor's debt claim is required to account for the equity interest at its fair value and to recognize as a gain the difference between the fair value of the equity interest and the carrying amount of the debt discharged.


    Upon completion of the Restructuring, assuming all Convertible Debentures are accepted for exchange, the Company will record an extraordinary gain of approximately $1.8 million. This represents the difference between the aggregate outstanding principal amount of the Convertible Debentures and related accrued interest, less the fair value of the equity interest granted (net of direct costs), and write-off of the unamortized deferred debt costs associated with the Convertible Debentures.

                    HISTORICAL AND PRO FORMA CAPITALIZATION


    The following unaudited tables set forth the consolidated capitalization of the Company at May 31, 1996 and the consolidated pro forma capitalization of the Company as of such date as adjusted to give effect to the Restructuring as if it became effective on such date. The pro forma information presented below assumes that all of the Convertible Debentures are accepted for exchange. The information presented below should be read in conjunction with the Consolidated Financial Statements and the unaudited Pro Forma Financial Information and related notes appearing elsewhere herein. See "Financial Statements" and "Pro Forma Financial Information."



                                                                                                MAY 31, 1996
                                                                                            ---------------------
                                                                                              ACTUAL    PRO FORMA
                                                                                            ----------  ---------
                                                                                               (IN THOUSANDS)
Short-term debt...........................................................................  $    3,695  $     437
Long-term debt in default classified as current...........................................      14,042     --
Long-term debt............................................................................         407      7,707
Stockholders' equity:
  Preferred stock, $.001 par value, 500,000 shares authorized; 2,000,000 shares authorized
   pro forma; no shares issued and outstanding, actual or pro forma.......................      --         --
  Common stock, $.001 par value; 20,000,000 shares authorized; 4,041,779 shares issued and
   outstanding; 2,395,104 shares issued and outstanding pro forma (1).....................           4          2
  Additional paid-in capital..............................................................       2,654     10,546
  Accumulated deficit.....................................................................     (10,074)    (8,355)
                                                                                            ----------  ---------
    Total stockholders' equity (deficit)..................................................      (7,416)     2,193
                                                                                            ----------  ---------
    Total capitalization..................................................................  $   10,727  $  10,337
                                                                                            ----------  ---------
                                                                                            ----------  ---------


- ------------------------

(1) Represents shares issued after the Restructuring and the Reverse Stock Split but does not include 2,116,410 shares of Common Stock issuable under certain outstanding warrants and options pursuant to the existing stock option plan and the Old Warrants, actual, and 598,782 shares of Common Stock subject to options under the Stock Option Plan, pro forma. See "Management -- Stock Option Plan."

                       SELECTED HISTORICAL FINANCIAL DATA


    The following table sets forth selected historical financial information of the Company for the five years ended May 31, 1996. The historical operating data and historical balance sheet data for the five years ended May 31, 1996 presented below have been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements and the related notes thereto. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company included elsewhere in this Proxy Statement/Prospectus.



                                                                                     YEAR ENDED MAY 31,
                                                                 ----------------------------------------------------------
                                                                    1992        1993        1994        1995        1996
                                                                 ----------  ----------  ----------  ----------  ----------
                                                                      (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
OPERATING DATA:
Net sales......................................................  $   26,527  $   32,032  $   16,747  $   21,999  $   21,410
Lease revenue..................................................      --           1,473       1,986       2,984       1,795
                                                                 ----------  ----------  ----------  ----------  ----------
Total revenues.................................................      26,527      33,505      18,733      24,983      23,205
Cost of sales..................................................      16,311      21,494      22,104      17,712      13,208
Selling, general and administrative expenses...................       5,281       6,469       6,943       4,358       3,922
Provision (recovery) for doubtful accounts.....................         374         493       1,488        (335)        464
Depreciation and amortization..................................         201       1,000       2,474       1,402       1,153
Losses of service center subsidiary............................      --          --           1,923         676      --
                                                                 ----------  ----------  ----------  ----------  ----------
Total operating expenses.......................................      22,167      29,456      34,932      23,813      18,747
                                                                 ----------  ----------  ----------  ----------  ----------
Income from operations.........................................       4,360       4,049     (16,199)      1,170       4,458
Interest expense...............................................         871       2,569       2,953       2,564       2,192
Interest and other income, net.................................         (94)        (66)        (88)       (603)        (34)
Unusual and nonrecurring items.................................      --          --          --            (177)     --
                                                                 ----------  ----------  ----------  ----------  ----------
Earnings (loss) before income taxes, equity in loss of joint
 venture and extraordinary item................................       3,583       1,546     (19,065)       (614)      2,300
Provision for income taxes (benefit)...........................       1,370         510      (2,476)     --              14
Equity in loss of joint venture................................        (229)        (59)       (424)     --          --
Extraordinary loss on extinguishment of debt...................      --          --            (363)     --          --
                                                                 ----------  ----------  ----------  ----------  ----------
Net earnings (loss)............................................  $    1,984  $      977  $  (17,376) $     (614) $    2,286
                                                                 ----------  ----------  ----------  ----------  ----------
                                                                 ----------  ----------  ----------  ----------  ----------
PER SHARE DATA:
Primary earnings (loss) per common and common equivalent shares
  Earnings (loss) before extraordinary item....................  $     0.52  $     0.22  $    (4.21) $    (0.15) $     0.57
  Extraordinary item...........................................      --          --           (0.09)     --          --
                                                                 ----------  ----------  ----------  ----------  ----------
    Net earnings (loss)........................................  $     0.52  $     0.22  $    (4.30) $     0.15  $     0.57
                                                                 ----------  ----------  ----------  ----------  ----------
                                                                 ----------  ----------  ----------  ----------  ----------
Weighted average shares outstanding used in primary
 calculation...................................................   3,849,852   5,312,046   4,041,779   4,041,779   4,041,779
Fully diluted earnings (loss) per common and common equivalent shares
  Earnings (loss) before extraordinary item....................  $     0.52  $     0.22  $    (4.21) $    (0.15) $     0.47
  Extraordinary item...........................................      --          --           (0.09)     --          --
                                                                 ----------  ----------  ----------  ----------  ----------
    Net earnings (loss)........................................  $     0.52  $     0.22  $     4.30  $     0.15  $     0.47
                                                                 ----------  ----------  ----------  ----------  ----------
                                                                 ----------  ----------  ----------  ----------  ----------
Weighted average shares outstanding used in fully diluted
 calculation...................................................   3,849,852   5,312,046   4,041,779   4,041,779   6,541,779
Ratio of earnings to fixed charges (1).........................        5.01        1.58      --          --            2.03



                                                                                         AT MAY 31,
                                                                 ----------------------------------------------------------
                                                                    1992        1993        1994        1995        1996
                                                                 ----------  ----------  ----------  ----------  ----------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Working capital (deficit)......................................  $    2,938  $   17,088  $  (18,312) $  (13,489) $  (10,841)
Total assets...................................................      20,303      35,709      25,553      14,511      16,132
Short-term debt................................................       7,296       4,905       3,531       1,812       3,695
Long-term debt in technical default classified as current......      --          --          22,157      18,083      14,042
Long-term debt.................................................         309      18,579         485         440         407
Stockholder's equity (deficit).................................       7,080       8,173      (9,088)     (9,702)     (7,416)
Book value per share...........................................  $     1.78  $     2.04  $    (2.25) $    (2.40) $    (1.83)


- ------------------------------

(1) For purposes of this item, "fixed charges" represent interest expense and "earnings" represent income (loss) from operations. Earnings were insufficient to core fixed charges by $17.2 million and $.7 million for the years ended May 31, 1994 and 1995, respectively.

                        PRO FORMA FINANCIAL INFORMATION


    The unaudited Pro Forma Condensed Consolidated Balance Sheet as of May 31, 1996 and the unaudited Pro Forma Condensed Consolidated Statements of Operations for the fiscal year ended May 31, 1996 set forth below, have been prepared using the principles of SFAS 15, entitled "Accounting by Debtors and Creditors for Troubled Debt Restructurings" and are based on the historical consolidated financial statements of the Company, adjusted to give effect to the Restructuring, assuming all of the Convertible Debentures are accepted for exchange, that the Senior Notes are redeemed on the Closing Date with the proceeds of an advance pursuant to the Credit Agreement and that the amounts outstanding pursuant to the Credit Agreement bear interest at 10.25%. The Pro Forma Condensed Consolidated Balance Sheet reflects adjustments as if the Restructuring had occurred as of the date of such balance sheet. The Pro Forma Condensed Consolidated Statement of Operations reflects adjustments as if the Restructuring had occurred on the first day of the applicable period, excluding the effect of the estimated extraordinary gain of $1.8 million to be realized upon completion of the Restructuring. The pro forma financial information should be read in conjunction with the historical financial statements, including the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, all of which are included in this Proxy Statement/Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Financial Statements." The pro forma financial information does not purport to be indicative of the results which would actually have been obtained had such transactions been completed as of the date and for the period presented or which may be obtained in the future.



                       PRO FORMA STATEMENT OF OPERATIONS
                (in thousands, except ratios and per share data)



                                                                   HISTORICAL
                                                                   YEAR ENDED                     PRO FORMA YEAR
                                                                     MAY 31,       PRO FORMA       ENDED MAY 31,
                                                                      1996        ADJUSTMENTS          1996
                                                                   -----------  ----------------  ---------------
Revenues
  Net sales......................................................   $  21,410          --         $     21,410
  Lease revenue..................................................       1,795          --                1,795
                                                                   -----------                    ---------------
    Total revenue................................................      23,205          --               23,205
Cost of sales....................................................      13,208          --               13,208
SG&A expenses....................................................       3,922          --                3,922
Provision for doubtful accounts..................................         464          --                  464
Depreciation and amortization....................................       1,153          --                1,153
                                                                   -----------  ----------------  ---------------
    Total operating expenses.....................................      18,747          --               18,747
Income from operations...........................................       4,458          --                4,458
Interest expense.................................................       2,192           (213)(1)         1,123
                                                                                        (800)(2)
                                                                                        (162)(3)
                                                                                         106(4)
Interest and other income........................................         (34)         --                  (34)
                                                                   -----------  ----------------  ---------------
Earnings before income taxes.....................................       2,300          1,069             3,369
Provision for income taxes.......................................          14          --   (9)             14
                                                                   -----------  ----------------  ---------------
Net earnings (loss)..............................................   $   2,286   $      1,069      $      3,355
                                                                   -----------  ----------------  ---------------
                                                                   -----------  ----------------  ---------------
Ratio of earnings to fixed charges...............................        2.03                             3.86
PER SHARE DATA (10)(11):
Primary earnings per common and common equivalent share             $   15.27                     $       1.40
                                                                   -----------                    ---------------
                                                                   -----------                    ---------------
Weighted average shares outstanding used in primary
 calculation.....................................................     149,704                        2,395,104
                                                                   -----------                    ---------------
Fully diluted earnings per common and common equivalent share       $   12.74                     $       1.40
                                                                   -----------                    ---------------
                                                                   -----------                    ---------------
Weighted average shares outstanding used in fully diluted
 calculation.....................................................     242,288                        2,395,104
                                                                   -----------                    ---------------

                       PRO FORMA CONDENSED BALANCE SHEET
                                 (in thousands)



                                                                     HISTORICAL
                                                                     YEAR ENDED                       PRO FORMA
                                                                       MAY 31,       PRO FORMA       YEAR ENDED
                                                                        1996        ADJUSTMENTS     MAY 31, 1996
                                                                     -----------  ----------------  -------------
Cash and cash equivalents..........................................   $     940          --         $     940
Accounts receivable, net...........................................       2,015          --             2,015
Inventories........................................................       9,277          --             9,277
Other current assets...............................................          69          --                69
                                                                     -----------     --------       -------------
  Total current assets.............................................      12,301          --            12,301
Property and equipment, net........................................       2,682                         2,682
Deferred debt costs, net...........................................         762           374(4)          424
                                                                                         (611)(5)
                                                                                         (101)(7)
Deferred restructuring fees........................................         335          (335)(8)        --
Other assets.......................................................          52          --                52
                                                                     -----------     --------       -------------
Total assets.......................................................   $  16,132   $      (673)      $  15,459
                                                                     -----------     --------       -------------
                                                                     -----------     --------       -------------
Current liabilities
  Current maturities of long-term obligations......................   $   3,695   $       400(6)    $     437
                                                                                       (3,658)(6)
  Long-term obligations in default classified as current...........      14,042        (4,042)(6)        --
                                                                                      (10,000)(5)
  Accounts payable.................................................       2,171          --             2,171
  Accrued expenses.................................................       3,233          (162)(3)       2,951
                                                                                          480(4)
                                                                                          400(8)
                                                                                       (1,000)(5)
                                                                     -----------     --------       -------------
  Total current liabilities........................................      23,141       (17,582)          5,559
Long-term obligations, less current maturities.....................         407         7,300(6)        7,707
Common stock and additional paid in capital........................       2,658         8,625(5)       10,548
                                                                                         (735)(8)
Accumulated deficit................................................     (10,074)          162(3)       (8,355)
                                                                                         (106)(4)
                                                                                        1,764(5)
                                                                                         (101)(7)
                                                                     -----------     --------       -------------
Total stockholders' equity (deficit)...............................      (7,416)        9,609           2,193
                                                                     -----------     --------       -------------
Total liabilities and stockholders' equity.........................   $  16,132   $      (673)      $  15,459
                                                                     -----------     --------       -------------
                                                                     -----------     --------       -------------

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


    The following notes set forth an explanation of the assumptions used in preparing the unaudited pro forma condensed financial statements. The pro forma adjustments are based on the best estimates of the Company's management using information currently available.


(1) Reflects elimination of amortization of deferred debt costs included in the historical financial statements related to the Senior Notes and Convertible Debentures.



(2) Reflects elimination of interest expense on Convertible Debentures.



(3) Reflects the net differential between the stated interest rate on the 12% Senior Notes and the assumed rate of 10.25%, based on the current prime rate plus 2%, as defined in the Credit Agreement, on amounts borrowed during fiscal 1996.



(4) Represents amortization for year of placement agent fees and other such debt costs associated with the Credit Agreement. Such fees are expected to be amortized over a period of 5 years. Such costs are estimated to total $530, which includes $50 included in the historical financial statements and incurence of an additional $480 of such costs.



(5) Upon completion of the Restructuring, assuming all Debentures are converted, the Company estimates that they will recognize an extraordinary gain, pursuant to SFAS 15, on this troubled debt restructuring. The extraordinary gain is computed based upon the amount of the Debentures ($10,000) and related accrued interest ($1,000), less the write-off of the unamortized deferred debt costs on the Debentures ($611) and the fair value of the equity interest granted ($8,625). The fair value of the equity interest granted was determined based upon a multiple of 6 times the projected 1997 EBITDA of $3,274, less pro forma debt of $8,143, multiplied by 75%. Such percentage represents the percentage of ownership to be held by the Convertible Debenture holders on a fully diluted basis. This is not reflected in the Pro Forma Statement of Operations as this is not a recurring charge.



(6) Reflects the prepayment, without penalty, of the Senior Notes with the proceeds of a concurrent advance pursuant to the Credit Agreement.



(7) Reflects write-off of deferred debt costs on Senior Notes upon prepayment. This is not reflected in the Pro Forma Statement of Operations as this is not a recurring charge.



(8) Reduction in paid-in capital for direct costs associated with granting of equity interest described in Note (5). Such costs are estimated to total $735, which includes the $335 in restructuring costs presented in the historical financial statements and the incurring of an additional $400 of such costs.



(9) The Company has sufficient net operating losses available to offset pro forma adjustments. Accordingly, the adjustments described herein are without tax effect.



(10)Historical weighted average shares and resulting primary and fully-diluted earnings per share amounts reflect the proposed 1:27 reverse stock split.



(11)Weighted average shares used in computing pro forma primary and fully diluted earnings per share was computed based upon existing outstanding shares and shares to be issued upon conversion of the Debentures. Such calculation excludes stock options and warrants to be issued upon completion of the restructuring. The following table sets forth a reconciliation of weighted average shares used in computing historical primary and fully-diluted earnings per share and pro forma weighted average shares.



                                                                                    FULLY
                                                                      PRIMARY      DILUTED
                                                                    -----------  ------------
Historical........................................................      149,704      242,288
Common Stock Equivalents eliminated upon restructuring............                   (92,593)
Shares issued in connection with restructuring....................    2,245,400    2,245,400
                                                                    -----------  ------------
                                                                      2,395,104    2,395,104
                                                                    -----------  ------------
                                                                    -----------  ------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES


    THE RESTRUCTURING. As of August 15, 1996, the Company had entered into Standstill Agreements with holders of approximately 94.2% of the outstanding principal amount of the Senior Notes and had reached an agreement in principle with the single largest holder of the Convertible Debentures and D/R providing for the Restructuring. See "The Restructuring -- Background" and "Negotiations with Debentureholders." The Company expects that consummation of the Restructuring will result in the following:



    -A reduction of its indebtedness from approximately $18.1 million to approximately $8.4 million and reclassification of long-term debt from a current to a long-term obligation.


    -A capital structure that will permit the Company to implement its operating strategy.

    -Reduced debt service obligations and adequate cash flow to fund such obligations and operations.

    -An improved operating income to fixed charge ratio.


See "The Restructuring -- Certain Significant Effects of the Restructuring" and "The Restructuring -- Projection of Certain Financial Data."


    If the Restructuring is not consummated, the Company's highly leveraged financial position will result in the continuation of the defaults with respect to the Senior Notes and the Convertible Debentures and may result in a number of other serious financial and operational problems, including the following: (i) the Company will experience a severe liquidity crisis; (ii) the Company will be unable to invest adequate capital in its business or maintain its current capital assets; (iii) the Company will have little, if any, ability to access capital markets; (iv) the Company's senior management will be required to spend an excessive amount of time and effort dealing with the Company's financial problems, instead of focusing on the operation of its business; (v) the Company may be unable to retain top managers and other key personnel and build the value of its business; (vi) the Company may lose business if customers become concerned about the Company's ability to supply quality replacement parts in a timely manner or to comply with applicable regulatory requirements; and (vii) suppliers to the Company may stop providing supplies or may provide supplies only on shortened payment or cash terms. If these problems occur, the Company believes that the value of its business will deteriorate.

    Accordingly, if the Restructuring is not consummated, the Company will have little choice but to devise alternative actions. Considering the Company's limited financial resources and the existence of unwaived defaults with respect to the Senior Notes and the Convertible Debentures, there can be no assurance that the Company would succeed in formulating and consummating an acceptable alternative financial restructuring. In such case, the Company most likely would be forced to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code. In addition, because payment defaults currently exist under the Senior Notes and Convertible Debentures (see "Risk Factors -- Risk Factors Relating to Failure of the Restructuring to Occur -- Certain Defaults"), it is possible that creditors of the Company could file an involuntary petition seeking to place the Company in bankruptcy. There can be no assurance that a bankruptcy proceeding would result in a reorganization of the Company rather than a liquidation, or that any reorganization would be on terms as favorable to the holders of the Convertible Debentures, Senior Notes and Common Stock as the terms of the Restructuring. If a liquidation or a protracted reorganization were to occur, there is a risk that there would be no cash or property available for distribution to holders of the Convertible Debentures and the Common Stock and that the holders of Senior Notes would incur a significant discount on their claims.


    THE COMPANY'S CURRENT FINANCIAL CONDITION. At May 31, 1996, the Company's total long-term debt amounted to $18.1 million, consisting primarily of $7.7 million principal amount of the Senior

Notes, $10.0 million principal amount of the Convertible Debentures and $.4 million principal amount of a mortgage loan secured by its corporate headquarters. The entire principal amount of the Senior Notes and the Convertible Debentures was classified as current at May 31, 1996, because of the existence of defaults under the governing documents. The Senior Notes, which were issued during fiscal 1993, bear interest at the fixed rate of 12% per annum, payable quarterly, and mature in 1997. The Convertible Debentures, which were issued during fiscal 1994, bear interest at the fixed rate of 8% per annum, payable quarterly, are convertible into shares of the Company's Common Stock at $4.00 per share and mature in 2003.



    On May 26, 1995, the Company received a notice of payment blockage from the Majority Noteholder. Citing a continuing Event of Default under the agreement governing the Senior Notes as a result of the Company's noncompliance with certain financial covenants, the Majority Noteholder demanded that the scheduled interest payment which would otherwise have been payable on May 31, 1995 to holders of the Convertible Debentures not be paid. As a result of the Company's receipt of the notice of payment blockage, the Company did not make its scheduled May 31, 1995 and August 31, 1995 interest payments due to holders of the Convertible Debentures, totaling $400,000. Pursuant to the terms of the Senior Notes, the Company was prohibited from making any other payments with respect to the Convertible Debentures prior to the expiration of the payment blockage period on November 22, 1995. Notwithstanding the expiration of the payment blockage period, the Company did not pay the November 30, 1995 and the February 29 and May 31, 1996 interest payments on the Convertible Debentures. The Company does not intend to resume making payments of interest on the Convertible Debentures.



    The Company did not make its scheduled July 17, 1995 principal payment on the Senior Notes in the approximate amount of $1.8 million. The Company cured the default in part by making a principal payment of $1.45 million on the Senior Notes on December 12, 1995. The Company made an additional principal payment of $.7 million, on May 13, 1996 which cured such principal payment default and prepaid, without penalty, approximately $.35 million of the $4.1 million principal payment due on the Senior Notes on July 17, 1996. The Company did not make its July 17, 1996 principal payment on the Senior Notes, which was due in the amount of approximately $3.7 million, pending redemption of the Senior Notes in connection with the Restructuring. If the Restructuring is not consummated, the Company will be unable to make such principal payment, the only remaining principal payment on the Senior Notes due during the current fiscal year, and will continue to be unable to make interest payments on the Convertible Debentures for the remainder of the current fiscal year.


    The failure to make the interest payments to the holders of the Convertible Debentures and the principal payment to the holders of the Senior Notes due on July 17, 1996 referred to above constitutes an Event of Default under the agreements governing the Senior Notes and Convertible Debentures. Further, the Company is in default in the observance of certain financial covenants applicable to the Senior Notes and the Convertible Debentures. If the Company remains in default under the terms of the Senior Notes and Convertible Debentures, the holders of such instruments could accelerate the debt, resulting in principal of $17.7 million becoming immediately due and payable. The Company would have no ability to repay such indebtedness if it were to be accelerated. The foregoing circumstances most likely would require the Company to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code. In addition, if the holders of any of the Company's Senior Notes or Convertible Debentures demand repayment or if the holders of the Senior Notes seek to realize upon the collateral securing the Senior Notes, there is a substantial likelihood that the Company will be forced to cease operations or to file for protection under Chapter 11 of the Bankruptcy Code.


    At May 31, 1996, the Company had a working capital deficit of $10.8 million and a current ratio of .5 to 1.0, compared to a working capital deficit of $13.5 million and a current ratio of .4 to 1.0 at May 31, 1995. The $2.7 million reduction in the working capital deficit was primarily the result of proceeds from the sale of certain aircraft (that were previously leased), being used to pay down current liabilities. This is reflected in the Company's cash flows which show cash flow provided by operating activities of approximately $2.1 million, but cash flows from financing activities using approximately $2.6 million.



    The Company does not have any bank lines of credit or other sources of liquidity beyond cash flows from operating activities due to profitable operations, if any, or further asset sales. However, the Company does not currently have any significant commitments for capital outlays. The Company has received a commitment for a Credit Facility consisting of (i) a revolving line of credit in an amount equal to the lesser of (a) $11.0 million and (b) an amount based on the sum of eligible receivables plus eligible inventory and (ii) a term loan in an amount equal to the lesser of (a) $3.0 million and (b) an amount based on a percentage of the liquidation value of aircraft approved by such bank owned by the Company. The Company expects to enter into the Credit Facility in connection with the Restructuring.


RESULTS OF OPERATIONS

    OVERVIEW.

    The following table sets forth percentage relationships of expense items to total revenues for the periods indicated:


                                                                         PERCENTAGE OF TOTAL REVENUES
                                                                              YEARS ENDED MAY 31,
                                                                     -------------------------------------
                                                                        1994         1995         1996
                                                                     -----------  -----------  -----------
Operating Data:
  Net Sales........................................................       89.4%        88.1%        92.3%
  Lease Revenue....................................................       10.6         11.9          7.7
                                                                     -----------      -----        -----
  Total revenues...................................................      100.0%       100.0%       100.0%
                                                                     -----------      -----        -----
  Cost of sales....................................................      118.0         70.9         56.9
  Selling, general and administrative expenses.....................       37.1         17.4         16.9
  Provision (recovery) for doubtful accounts.......................        7.9         (1.3)         2.0
  Depreciation and amortization expense............................       13.2          5.6          5.0
  Losses of service center subsidiary..............................       10.3          2.7        --
                                                                     -----------      -----        -----
    Total operating expense........................................     (186.5)        95.3         80.8
                                                                     -----------      -----        -----
  Income from operations...........................................      (86.5)         4.7         19.2
  Interest expense.................................................       15.8         10.3          9.4
  Interest and other income, net...................................        (.5)        (2.4)         (.1)
  Unusual and nonrecurring items...................................      --             (.7)       --
                                                                     -----------      -----        -----
  Earnings (loss) before income taxes, equity in loss of joint
   venture and extraordinary item..................................     (101.8)        (2.5)         9.9
  Provision for income taxes (benefit).............................      (13.2)       --              .1
  Equity in loss of joint venture..................................       (2.3)       --           --
  Extraordinary loss on extinguishment of debt.....................       (1.9)       --           --
                                                                     -----------      -----        -----
    Net earnings (loss)............................................      (92.8)%       (2.5)%        9.9%
                                                                     -----------      -----        -----
                                                                     -----------      -----        -----



    Inventories are valued at the lower of cost or market. The cost of aircraft spare parts purchased individually or in lots, as opposed to whole aircraft purchases, is determined on a specific identification basis. As of May 31, 1996, such parts represented approximately 83% of the inventory cost value. The cost of parts acquired through whole aircraft purchases is assigned to the pool of parts (the aircraft) based on the purchase price of the aircraft. As parts are sold from the pool, the amount of cost amortized is based upon the relationship of the cost basis of the pool to the estimated sales value of the pool. As parts sales take place, the costs are charged to cost of sales based on the estimated cost of sales percentage. As of May 31, 1996, such parts represented approximately 3% of the inventory cost value. The revenue estimates for the pool of parts (the aircraft) is determined by management based upon the individual sales values of all the parts in the pool. The revenue estimates are then projected by quarter over a five-year period beginning with the date on which management determines the aircraft is to be parted out. Management monitors its initial estimates and may make adjustments if warranted by market conditions. If the actual revenue exceeds the quarterly estimates, no amortization adjustment is required. The amortization schedule is established to write the pool of parts to zero over a five-year period even though there may be parts in the pool remaining for future sale after such period.


    Certain aircraft held for sale, which were previously leased, are accounted for as inventory. As of May 31, 1996, such aircraft represented approximately 14% of the inventory cost value.



    FISCAL 1996 COMPARED WITH FISCAL 1995.



    Net parts sales increased by 37% or $5.1 million, from $13.8 million in fiscal 1995 to $18.9 million in fiscal 1996. The increase in net parts sales is primarily attributable in part to the Company's sales to ValuJet Airlines, which sales amounted to $4.8 million in fiscal 1996 compared to $1.4 million in 1995. Additionally, an improved operating environment within the airline industry led to increased parts sales to new and existing customers. Aircraft sales decreased to $2.5 million in fiscal 1996, compared to $8.1 million in fiscal 1995. Aircraft sales are unpredictable transactions and may fluctuate significantly from year to year, dependent, in part, upon the Company's ability to purchase an aircraft at an attractive price and resell it within a relatively brief period of time, as well as the overall market for used aircraft. During fiscal 1996, the Company acquired one aircraft and sold three aircraft, as compared to fiscal 1995, during which the Company sold eight aircraft and acquired none. Lease revenue decreased to $1.8 million in fiscal 1996 from $3.0 million in fiscal 1995, as certain leases that were in existence during the prior year were terminated and not renewed (two of the aircraft under such terminated leases were sold during fiscal 1996). The increase in parts sales was insufficient to offset the decrease in aircraft sales and lease revenue and, as a result, total revenues for fiscal 1995 decreased 7% to $23.2 million from $25.0 million for fiscal 1995.



    Fiscal 1996 lease revenues include $139,000 in revenues arising from a fiscal 1995 transaction. During fiscal 1995 the Company accepted lease payments from a foreign customer in the customer's local currency because conversion restrictions precluded the customer from obtaining and paying U.S. dollars. Due to uncertainties regarding when and at what rate the local currency could be converted to U.S. dollars, the Company valued the local currency at an estimated value of $200,000 as of May 31, 1995 (included in cash), such amount being less than the then current U.S. equivalent amount at the official exchange rate. The Company subsequently was able to convert the funds to U.S. dollars in the amount of $339,000, resulting in a gain of $139,000, which is included in lease revenues during fiscal 1996.



    In addition, fiscal 1996 revenues were increased as a result of the settlement of certain disputes with a customer. Pursuant to the settlement, the customer paid the Company $660,000 and the Company canceled a note receivable from the customer. The Company also released all claims it had against the customer, which included, among other things, claims for the purchase price of parts purchased by the customer on open account or pursuant to a consignment arrangement. The customer released certain claims it had against the Company as part of the settlement. The transaction resulted in a net gain to the Company of approximately $345,000, consisting of the excess of cash received over the net carrying value of the note receivable and cost of inventory. The Company recorded as net sales the cost of the inventory plus the amount of the net gain.



    As noted above, the Company's net parts sales to ValuJet Airlines amounted to $4.8 million, or 21% of total revenues, and $1.4 million, or 6% of total revenues, during fiscal 1996 and 1995, respectively. On June 17, 1996, ValuJet Airlines entered into a consent decree with the FAA, pursuant to which ValuJet Airlines agreed to ground all of its aircraft until it demonstrates compliance with specified safety and maintenance procedures. The failure of ValuJet Airlines to resume operations or eventually to resume operations to substantially the level conducted prior to the grounding could have a material adverse effect on the Company. The Company also conducts business with other customers who provide services to ValuJet Airlines. Management cannot estimate the effect that the grounding of ValuJet Airlines has had or will have on sales to such other customers.



    Cost of sales decreased 25.4% from $17.7 million in fiscal 1995 to $13.2 million in fiscal 1996, primarily as a result of lower sales. In addition, cost of sales as a percentage of total revenues also decreased from 70.9% to 56.9% respectively. The decrease in cost of sales as a percentage of total revenues from fiscal 1995 to fiscal 1996 was primarily due to higher margin aircraft sales in fiscal 1996 as compared to fiscal 1995. Cost of aircraft sales was 34.8% of total revenues in fiscal 1996 compared to 98.6% in fiscal 1995. The cost of aircraft sales during fiscal 1995 was in excess of normal levels as the result of the sale at cost of three DC-9 aircraft during fiscal 1995. Cost of parts sales as a percentage of total parts sales was 63.4% in fiscal 1996 compared to 66.0% in fiscal 1995.


    Selling, general and administrative expenses decreased $.5 million, amounting to $3.9 million, or 16.9% of total revenues in fiscal 1996, compared to $4.4 million, or 17.4% of total revenues in fiscal 1995, primarily as a result of the Company's ongoing cost reduction program.

    Provision (recovery) for doubtful accounts was $464,000 in fiscal 1996 compared to $(335,000) in fiscal 1995. During fiscal 1995, the Company, primarily through litigation, recovered approximately $700,000 of accounts receivable which had been written off or reserved during fiscal 1994. The recoveries were offset during fiscal 1995 by a provision for doubtful accounts of $350,000. During fiscal 1996, the Company instituted a policy whereby it records a provision of approximately 2% of total revenues for estimated future write-off's of accounts receivable. There were no other significant provisions or recoveries made during fiscal 1996.


    Depreciation and amortization were $1.2 million in fiscal 1996 compared to $1.4 million in fiscal 1995. Included in fiscal 1996 depreciation is a writedown of $190,000 to the Company's headquarters facility to reduce its cost to estimated market value. On August 8, 1996, the Company entered into a contract to sell its headquarters facility. The Company anticipates that the sale will be consummated during the second quarter of fiscal 1997. The net reduction from fiscal 1995 to fiscal 1996 was due primarily to a decrease in depreciation of aircraft held for lease, resulting from the sale of certain of the Company's aircraft which were previously held for lease during fiscal 1995.


    The Company incurred losses from its service center subsidiary of $676,000 in fiscal 1995. The amounts recorded relate to the Company's wholly owned subsidiary, International Airline Service Center, Inc., which ceased operations in fiscal 1995.


    Interest expense in fiscal 1996 was $2.2 million, compared to $2.6 million in fiscal 1995. The decrease in interest expense from fiscal 1995 to fiscal 1996 was due to a net reduction in total debt outstanding, to $18.1 million at May 31, 1996 compared to $20.3 million at May 31, 1995.



    Interest and other income for fiscal 1996 was $34,000, compared to $.6 million in fiscal 1995. Included in the fiscal 1995 amounts were several non-recurring transactions, including approximately $340,000 of interest income collected on notes receivable (such notes were retired during the first quarter of fiscal 1996), a $66,000 gain on the sale of certain land located in Kentucky, and approximately $120,000 received in connection with consulting and other services provided to an insurance company.


    During fiscal 1995, the Company incurred unusual and nonrecurring items of $177,000. Included in these unusual and nonrecurring items is an expense of $180,000 incurred in connection with the transactions between the Company and Richard R. Wellman and Lynda Wellman and an affiliate of the Wellmans, and a gain of $375,000 relating to settlement of litigation which had previously been accrued in an amount in excess of the settlement amount. There were no unusual and nonrecurring items in fiscal 1996.


    Although the Company had net operating loss carryforwards sufficient to offset income during fiscal 1996 it recorded a provision for income taxes of $14,000. The Company has fully exhausted its carryback benefits and recorded a one hundred percent (100%) valuation allowance against the deferred tax asset for net operating loss carryforwards. The $14,000 provision recorded in fiscal 1996 relates to alternative minimum taxes and amendments of certain prior year state and federal tax returns.


    Net earnings during fiscal 1996 were $2,286,000, or $.57 per share, compared to a loss of $614,000 or $.15 per share during fiscal 1995. On a fully-diluted basis, earnings (loss) per share were $(.47) and $(.15) per share during fiscal 1996 and 1995, respectively.


    FISCAL 1995 COMPARED WITH FISCAL 1994.


    Total revenues for fiscal 1995 increased 33.4% from total revenues for fiscal 1994, to $25.0 million from $18.7 million. The increase in total revenues is primarily attributable to an increase in aircraft sales, from $4.1 million in fiscal 1994 to $8.2 million in fiscal 1995. During fiscal 1995, the Company sold three DC-9 aircraft to a leasing company for $5.6 million pursuant to a contract entered into during fiscal 1994. Aircraft sales are unpredictable transactions and may fluctuate significantly from year to year, dependant, in part, upon the Company's ability to purchase an aircraft at an attractive price and resell it within a relatively brief period of time. Lease revenue increased to $3.0 million in fiscal 1995 from $2.0 million in fiscal 1994.



    Cost of sales decreased 19.9% from $22.1 million in fiscal 1994 to $17.7 million in fiscal 1995, while cost of sales as a percentage of revenues decreased from 118.0% in fiscal 1994 to 70.9% in fiscal 1995. During fiscal 1994, the Company recorded charges to cost of sales totaling $9.5 million for writedowns and valuation adjustments to certain parts inventory and aircraft (see "-- Fiscal 1994 Compared With Fiscal 1993"), thus making a comparison of cost of sale percentages between fiscal 1994 and fiscal 1995 not meaningful. During fiscal 1995, the Company realized no profit on the $5.6 million sale of three DC-9 aircraft to a leasing company because the carrying value of such aircraft equaled the sales price. Excluding the $5.6 million from sales and cost of sales during fiscal 1995, the Company's cost of sales as a percentage of fiscal 1995 revenues was 66.0% compared to 64.0% and 61.2% in fiscal 1993 and 1992, respectively.


    Selling, general and administrative expenses ("SG&A") for fiscal 1995 decreased 37.2% to $4.4 million in fiscal 1995 compared to $6.9 million in fiscal 1994. As a percentage of revenues, SG&A expense was 17.4% in fiscal 1995 compared to 37.1% in fiscal 1994. The reduction in SG&A expense of $2.6 million from fiscal 1994 to fiscal 1995 was due to several factors, including reductions in the number of management personnel and ongoing efforts to reduce operating costs. Payroll and commission costs were $1.3 million in fiscal 1995 compared to $2.2 million in fiscal 1994. Travel and entertainment costs were $261,000 in fiscal 1995 compared to $610,000 in fiscal 1994. Additionally, in the fourth quarter of fiscal 1994 the Company accrued a charge of $825,000 in connection with an unfavorable judgment arising from a lawsuit relating to commissions owed on the sale of an aircraft in 1989.


    Provision (recovery) for doubtful accounts was $(335,000) in fiscal 1995 compared to $1.5 million in fiscal 1994. During fiscal 1995, the Company, primarily through litigation, recovered approximately $700,000 of accounts receivable which had been written off or reserved during fiscal 1994. The recoveries were offset during fiscal 1995 by a provision for doubtful accounts of $350,000. During fiscal 1994, the Company wrote off approximately $900,000 of accounts receivable which were determined to be uncollectible, and reserved additional funds for accounts that may not be collectible.



    Depreciation and amortization was $1.4 million in fiscal 1995 compared to $2.5 million in fiscal 1994. The net reduction from 1994 to 1995 was due primarily to a decrease in depreciation of aircraft held for lease, as several of the Company's aircraft that were being depreciated in fiscal 1994 were sold either during the latter part of fiscal 1994 or during fiscal 1995.



    Loss of the service center subsidiary was approximately $.7 million in fiscal 1995 compared to a loss of $1.9 million in fiscal 1994. The subsidiary ceased operations in fiscal 1995.

    Interest expense for fiscal 1995 was $2.6 million compared to $3.0 million in fiscal 1994. The decrease in interest expense is due to a net reduction in total debt outstanding, from $26.2 million at May 31, 1994 to $20.3 million at May 31, 1995. During fiscal 1995, the Company repaid $4.7 million of the principal due on the Senior Notes.



    Interest and other income was $.6 million in fiscal 1995 compared to $88,000 in fiscal 1994. Included in interest and other income during fiscal 1995 is approximately $340,000 interest income collected on notes receivable, a $66,000 gain on the sale of certain land located in Kentucky, and approximately $120,000 received in connection with consulting and other services provided to an insurance company.



    Included in unusual and non-recurring items in fiscal 1995 is an expense of $180,000 incurred in connection with the transactions between the Company and Richard R. Wellman and Lynda Wellman and an affiliate of the Wellmans and a gain of $375,000 relating to settlement of litigation which had previously been accrued in an amount in excess of the settlement amount.



    The net loss for fiscal 1995 was $614,000, or $(.15) per share, compared to a net loss of $17.4 million or $(4.30) per share for fiscal 1994.

                                    BUSINESS


GENERAL


    The Company is a worldwide supplier of aircraft spare parts to the aviation redistribution market. The Company sells spare parts to major commercial passenger airlines, air cargo carriers, maintenance and repair facilities and other redistributors. The parts sold by the Company include avionics, rotable and expendable airframe and engine components for commercial aircraft, including Airbus, Boeing and McDonnell-Douglas aircraft and Pratt & Whitney and Rolls-Royce jet engines. During fiscal 1996, the Company supplied parts to over 771 customers worldwide, approximately 676 of which were domestic customers and approximately 95 of which were foreign customers. Currently, the Company specializes in replacement parts for McDonnell Douglas DC-9 aircraft. Management believes that the Company has one of the most extensive inventories of aftermarket DC-9 parts in the industry. For fiscal 1996, the Company's operating revenues were approximately $23.2 million, its gross profit was approximately $9.1 million and its pretax income was approximately $2.3 million.



    The Company believes that the annual worldwide market for aircraft spare parts is approximately $10 billion, of which approximately $1.3 billion represents sales of aircraft spare parts to the redistribution market and that the Company's sales represented approximately 2% of such market during fiscal 1996. The redistribution market is highly fragmented, with a limited number of large, well capitalized companies selling a broad range of aircraft spare parts, and numerous smaller competitors serving distinct market niches. The Company believes that significant trends affecting the redistribution market will continue to increase its overall size while reducing the number of competitors. Factors causing the expansion of the redistribution market include the increasing size and age of the world-wide airline fleet and the increasing pressures on airlines and maintenance and repair facilities to control their costs.


    Although the Company's current financial condition is weak, the Company has been successful over the last two years in positioning itself as one of the premier redistributors of aircraft spare parts. Upon the successful implementation of the Restructuring, the Company believes that it will have the financial viability to implement its operating strategy and to become one of the select number of redistributors well positioned to fully service the aircraft spare parts requirements of its customers.

OPERATING STRATEGY

    The Company is, therefore, undertaking the Restructuring to improve its financial flexibility and allow it to implement its operating strategy. The Company's operating strategy has two components. First, the Company intends to increase its revenues and operating income through continued customer penetration in its existing markets and expansion into new markets. The Company intends to achieve this by continuing to increase its share of the market for spare parts for certain widely operated aircraft models, including, in particular, the DC-9 (which is no longer in production) and the MD-80. Although the MD-80 is still in production, many of the DC-9's parts are interchangeable with the MD-80, which, given the Company's experience and knowledge with the DC-9, gives it a competitive advantage. The Company intends to capitalize on the limited availability of spare parts for such aircraft models by acquiring (i) pools of inventory from airlines that cease to operate such aircraft or that desire to reduce their levels of parts inventory and (ii) aircraft for parting out when the purchase price justifies doing so. In this regard, the Company purchased an inventory of DC-9 and MD-80 parts from Pt. Garuda Indonesia, an Indonesian airline, in May 1996 for total consideration of approximately $2.6 million. This inventory, which has an appraised fair market value in excess of $7.5 million, became available following Garuda's decision to discontinue operating DC-9 aircraft. The Company believes that its knowledge of the fleets of DC-9 and MD-80 aircraft currently in operation and its worldwide contacts in the commercial aviation industry will permit it to acquire other inventory pools and aircraft for parting out on favorable terms in the future.

    The second component of the Company's operating strategy is to achieve revenue and earnings growth by acquiring other companies engaged in the sale of aircraft parts as well as companies with product lines that would complement the Company's existing redistribution business. The Company

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
competes in a fragmented market in which numerous small companies serve distinct market niches. The Company believes that small aircraft parts redistributors, many of which are family owned and capital constrained, are unable to provide the extensive inventory and quality control necessary to comply with applicable regulatory and customer requirements and will provide acquisition opportunities for the Company. The Company believes that such acquisitions will permit it to expand its customer base by selling aircraft parts to airlines and others that are not now customers, to expand its product line with respect to aircraft in which the Company currently specializes, to strengthen its relationships with existing customers and to expand the types of aircraft in which the Company specializes. The Company, however, has not entered into an agreement to acquire any such company and there can be no assurance that the Company will be able to do so. Further, the Company will be unable to make acquisitions if the Restructuring is not consummated.

HISTORY

    The Company became a supplier of aircraft parts in the early 1980s by parting out DC-8 aircraft and reselling the resulting spare parts. Based upon the Company's success in parting out DC-8 aircraft, which ceased production in 1972, the Company began purchasing and parting out DC-9 aircraft in 1991. Production of DC-9 aircraft ceased in 1982. The DC-8 and DC-9 aircraft have life expectancies that have exceeded the manufacturer's original estimates. Beginning in 1992, the Company began purchasing and parting out Boeing 727 aircraft. The Company has acquired thirty-eight DC-8, eight DC-9, and six Boeing 727 aircraft for parting out since the Company began operations. In addition, the Company purchased the original testbed MD-80 from McDonnell Douglas and parted it out. The Company's extensive inventory of DC-9 parts also enables it to sell parts to operators of the MD-80 because a substantial number of DC-9 parts may be used on the MD-80.

    Traditionally, the Company obtained most of its parts inventory by parting out high quality aircraft. Although management expects that, if financing is available, it may acquire additional aircraft for parting out, management believes that the principal source of its inventory acquisitions during the next fiscal year will be purchases of excess inventory from aircraft operators. In the past, the Company acquired aircraft for parting out only if its initial estimate of the timing and value of parts sales for such aircraft would allow the Company to recover the purchase price within 180 days through the sale of a portion of parts, and to sell the remaining parts for amounts in excess of the purchase price over the subsequent five years. Aircraft that are available at appropriate prices are increasingly difficult to locate because of, among other things, the continued trend of start-up, low-cost airlines to use narrow-body aircraft such as the DC-9. However, the emergence of the start-up, low-cost airlines has enhanced the value of the Company's existing inventory because in order to assure reliable operations, such airlines need to maintain a minimum supply of spare parts or establish relationships with spare parts suppliers. Because of the Company's position as a primary source of spare parts for the DC-9 aircraft and because the start-up airlines generally lack the resources to maintain extensive supplies of spare parts, the Company believes that it will continue to be an active parts supplier for such airlines.

    In addition to its DC-9 spare parts, the Company maintains inventories of spare parts for the Boeing 727, 737 and 747 aircraft, the McDonnell Douglas DC-8 and MD-80 aircraft and the Lockheed L1011 and L100/C130. The Company also generates additional revenues by brokering third party spare parts on behalf of customers and by arranging for the repair or exchange of customers' spare parts with FAA-certified repair facilities.

    Management believes that its customer relationships are important to the Company's operational success. The Company has established relationships with many domestic and foreign aircraft operators and, subject to the availability of financing, maintains an adequate level of inventory in order to service such customers in a timely manner. Management believes that availability and timely delivery of quality spare parts are the primary factors considered by customers when making a spare parts purchase decision.

INDUSTRY OVERVIEW

    GENERAL. The Company believes that the world-wide aircraft fleet is both growing and getting older. According to the World Jet Airplane Inventory for calendar 1995, the combined aircraft fleets of aircraft operators throughout the world at December 31, 1995 consisted of approximately 12,452 jet aircraft, the average age of which was approximately 13.1 years. A significant number of the spare parts used in these aircraft are supplied by different types of companies, including original equipment manufacturers ("OEMs") and numerous redistributors, such as the Company, fixed-base operators, FAA-certified overhaul facilities, traders and brokers. Management believes that the fragmented nature of the aircraft spare parts industry creates opportunities for small well-capitalized and financed companies with proven infrastructures to exploit niche markets in certain types of aircraft, such as the DC-9 and MD-80.

    Economic factors have prompted many airlines to defer aircraft procurement programs and extend the useful life of older equipment. Consequently, many aircraft operators are postponing, deferring or canceling orders for new aircraft and are retaining their older aircraft. Certain U.S. and European operators have implemented measures such as the installation of FAA-approved hush kits and extended life maintenance programs to extend the useful lives of older aircraft in their fleets. In addition, many foreign and domestic start-up aircraft operators are establishing their fleets through the acquisition of the less expensive second generation aircraft even though such older aircraft typically require more maintenance and replacement parts than new aircraft.

    Furthermore, increased competition in the airline industry has led to the emergence of several start-up low-cost airlines which use DC-9s and MD-80s, including ValuJet, Spirit Airlines and Reno Air. The start-up airlines generally offer service on specific high traffic, short-haul routes rather than attempting to compete with the extensive hub-and-spoke systems used by the major carriers to obtain long-haul traffic. Second generation aircraft (such as the DC-9) are able to operate profitably on these high-traffic, short-haul routes.

    In addition to the growth in the number of older aircraft in service, cost and availability considerations are causing airlines to reduce the size of their spare parts inventories and, therefore, to utilize aircraft spare parts sold by redistributors to provide parts that are no longer in production. As airlines adopt just-in-time inventory procurement processes, inventory storage and handling devolves to suppliers such as the Company, thus increasing the percentage of parts sold by redistributors relative to those sold by parts manufacturers. Furthermore, in order to reduce purchasing costs, airlines have been reducing the number of "approved" suppliers.

    As a result of these supplier reductions, there has been and the Company believes there will continue to be a consolidation in the redistribution market even as the redistribution market is expected to grow. The Company believes that only those redistributors with extensive inventories, adequate capital and the ability to comply with applicable regulatory and customer requirements regarding part quality and traceability will be able to capitalize on these trends. The Company currently maintains an inventory of over 50,500 line items consisting of more than 565,000 parts, which the Company believes will enhance its ability to respond well to such market trends.

    AVAILABILITY OF REPLACEMENT PARTS. Aircraft and parts manufacturers typically provide their customers with replacement parts throughout the production life of the aircraft. Other sources for new aircraft parts include authorized subcontractors for the OEMs, new parts distributors and aircraft operators with excess inventories. Once an aircraft is no longer in production, a manufacturer will continue to supply spare parts to its customers for an extended period of time, which varies among aircraft types. For example, spare parts for the DC-8 aircraft were available from the aircraft manufacturer until 1987, 15 years after the DC-8 model type ceased production. However, manufacturers generally have no obligation to supply or maintain parts for an aircraft operator that was not the original purchaser of the aircraft.

    As OEMs cease manufacturing replacement parts, and as other sources of new parts become increasingly scarce, aircraft operators must locate alternative sources for quality aftermarket parts to maintain the reliable operation of their aircraft. Often, aircraft operators will opt for quality aftermarket parts even when new parts are still in production. Aftermarket aircraft parts must meet the same FAA standards as new parts but generally cost less than new parts, and are often more readily available.

    NOISE ABATEMENT REGULATIONS. The FAA classifies aircraft in three groups, Stage 1, Stage 2 and Stage 3, in order of decreasing noise characteristics. In 1980 the FAA adopted a rule prohibiting the operation of Stage 1 aircraft in or to the United States. In response to a Congressional requirement, the FAA submitted a report to Congress in April 1986 which presented various approaches to encourage or require the replacement of Stage 2 aircraft with Stage 3 aircraft. The FAA noise abatement regulations that were adopted require aircraft operators to phase out their noisier aircraft gradually by either replacing them with quieter Stage 3 aircraft or equipping them with hush kits to comply with noise abatement regulations according to the following schedule: by December 31, 1994, each aircraft operator was required either to reduce the number of Stage 2 aircraft it operated by 25% or operate a fleet composed of not less than 55% Stage 3 aircraft; by December 31, 1996, each aircraft operator must either reduce its Stage 2 aircraft by 50% or operate a fleet composed of not less than 65% Stage 3 aircraft; by December 31, 1998 at least 75% of an aircraft operator's Stage 2 aircraft must be eliminated, or its overall fleet must be composed of 75% Stage 3 aircraft; and by December 31, 1999, 100% of the fleet must be composed of Stage 3 aircraft, subject to certain waivers.

OPERATIONS OF THE COMPANY

    "PARTING OUT" AND INVENTORY ACQUISITION. The purchase and dismantling of an aircraft and the resale of the dismantled parts for use on other aircraft is commonly called "parting out." Traditionally, the Company obtained most of its spare parts inventory by parting out high quality aircraft. When the Company acquires an aircraft for parting out, the aircraft is delivered to an inventory storage facility. The aircraft is then removed from the U.S. registry. The seller of the aircraft will often provide the Company with a computerized data base listing all the parts and equipment on the aircraft which is verified by the Company. If a computerized listing of parts is not available, the Company will conduct its own inventory of the aircraft to be parted out. The parts and equipment are catalogued and all the relevant information regarding the parts, including each part's repair history, is entered into the Company's computer database. Management believes that it is essential that such information be immediately available in order to facilitate sales by the Company's sales personnel. In certain instances, parts which are in high demand are pre-sold prior to the delivery of the aircraft to the Company. High value parts such as engines and engine components are also often pre-sold. Pre-selling allows the Company to recover a significant amount of its investment within a short time from the date of the aircraft delivery.

    An aircraft purchased for parting out is often in the same condition as the aircraft that will utilize the spare parts. Sellers are usually motivated to dispose of their aircraft at part out prices for a variety of reasons, including the seller's need for immediate liquidity or inability to economically lease the aircraft to third parties. Additionally, such aircraft may require extensive maintenance or overhaul or may require government-mandated improvements which are uneconomical for the sellers to perform.

    In addition to purchasing whole aircraft, the Company also acquires spare parts by bidding on the inventory of companies that are eliminating certain portions of their spare parts inventory due to the retirement of an aircraft type from their fleet, the downsizing of operations or the dissolution of its business as a whole. Management believes that its principal source of inventory acquisitions during the next fiscal year will be from such sales.

    Modern aircraft design emphasizes the use of components that may be reused repeatedly after inspection and overhaul. Because of the reusable nature of such "rotable" parts, sales of rotable parts offer greater profit potential than the nonreusable "consumable" parts. Vendors offer rotable parts in different conditions, designated by industry standards. A component may be sold in "serviceable" condition, meaning that the unit may be installed on an aircraft without further inspection. "As removed - not for failure" designates a component that was removed from an aircraft for some reason other than malfunction and may be reinstalled after inspection. The remaining condition, "unserviceable," designates the need for the part to be overhauled prior to inspection and installation. The FAA requires rotable and other spare parts to be inspected at FAA-certified repair facilities prior to installation on an aircraft. However, the FAA does not prohibit the sale of aftermarket parts that have not been inspected and certified.

    PRODUCT LINES. Historically, the Company maintained a large inventory of aftermarket parts for the DC-8 aircraft. The DC-8, an early model Stage 1 aircraft, has not been produced since 1972. The FAA's enactment of noise abatement restrictions in 1980 grounded all DC-8s powered by JT3 and JT4 class engines in use in the United States and required such aircraft to be refitted with modern, quieter engines. Because of the expense involved in installing new engines, the use of DC-8 aircraft in the United States declined. Certain devices known as "hush kits" were invented in order to bring the JT3 engines within acceptable noise limits. In late 1985, the FAA approved the first hush kit for certain JT3 engines and an additional hush kit was approved for other JT3 engines in 1987. The effect of these changes was to create new demand for DC-8 parts because a DC-8 equipped with a hush kit is among the lowest cost aircraft to operate per ton mile. Accordingly, the Company believes that the DC-8s will continue to be used by freight carriers and other operators and that the sale of DC-8 parts will continue to be a source of revenues in the foreseeable future. However, it is expected that sales of DC-8 parts will continue to decline in correspondence with the decrease of DC-8s in operation.

    Because of the limited number of DC-8s in operation, the Company began expanding its inventory to include parts for Stage 2 aircraft, such as the DC-9 aircraft. Currently, the Company specializes in replacement parts for DC-9 aircraft. The noise abatement regulations issued by the FAA require aircraft operators to phase out their noisier Stage 2 jets by the year 2000 unless they are retrofitted with hush kits to bring them into compliance with the Stage 3 noise requirements. The Company believes that retrofitting with hush kits as well as the extended life maintenance programs instituted by many aircraft operators will increase the useful life of DC-9s. In addition to the Company's inventory of McDonnell Douglas DC-8 and DC-9 parts, the Company's inventory also includes spare parts for the Boeing 727, 737, and 747 aircraft, the McDonnell Douglas MD-80 aircraft and the Lockheed L1011 and L100/C130 aircraft and for the Pratt & Whitney JT-8D engine series. Many of the parts on the MD-80, which is still in production, are interchangeable with similar parts for the DC-9.

    MARKETING. The Company has developed a sales and marketing infrastructure which includes well-trained and knowledgeable sales personnel, computerized inventory management, listing of parts in electronic industry data bank catalogues and a home page on the Internet. Crucial to the successful marketing of the Company's inventory is the Company's ability to make timely delivery of spare parts in reliable condition. The Company believes aircraft operators are more sensitive to reliability and timeliness than price.

    The Company's account executives are experienced and knowledgeable about the market segment in which the Company participates. Account executives understand maintenance requirements, parts for the aircraft type utilized in their markets, as well as list prices and fair values of most items sold. Furthermore, they are familiar with alternative sources for parts not inventoried by the Company.

    Market forces establish the price for aftermarket aircraft parts. No pricing service or catalogue exists for aftermarket components. Aftermarket aircraft parts prices are determined by referencing new parts catalogues with consideration given to existing supply and demand conditions. Often, aircraft operators will opt for quality aftermarket parts even when new parts are still in production. Aftermarket aircraft parts that meet the same FAA standards as new parts cost less than the same new parts and are often more readily available.

    In addition to directly marketing its inventory, the Company lists its inventory in the Air Transport Association's computerized data bank ("AIRS") and with the Inventory Locator Service ("ILS"), a proprietary computerized data bank. Both of these data bases are 24 hour electronic "marketplaces" where aircraft parts transactions take place.

CUSTOMERS

    GENERAL. The Company's customer base includes major passenger and cargo operators, smaller aircraft operators, overhaul facilities, FAA-certified repair facilities and other redistributors who may in turn resell to end users. Certain aircraft operators often buy through competitors instead of directly through the Company because of the operator's existing relationship with the competitor or the competitor's ability to overhaul the part sought.

    In addition to selling parts, the Company also sells entire aircraft from time to time. In a given period, a substantial portion of the Company's revenues may be attributable to the sale of aircraft. Such sales are unpredictable transactions, dependent, in part, upon the Company's ability to purchase an aircraft and resell it within a relatively brief period of time. The revenues from the sale of aircraft during a given period may result in the purchaser of the aircraft being considered a major customer of the Company for that period. The Company does not expect to make repeat aircraft sales to a given customer; therefore, changes in the identity of major customers are frequently due to the occurrence of aircraft sales.


    MAJOR CUSTOMERS. In fiscal 1993 and 1994, Transafrik Corp., a cargo carrier operating in Africa, accounted for a significant amount of the Company's revenue Prior to fiscal 1993, no customer accounted for more than 10% of the Company's net revenues, except Transafrik. In fiscal 1994, sales to Transafrik declined significantly. Transafrik accounted for less than one percent of the Company's total revenue in fiscal 1995 and fiscal 1996, compared with 25%, 18% and 10% of total revenue in fiscal 1992, 1993 and 1994, respectively. During fiscal 1995, the Company sought to reduce its vulnerability to a decrease in sales to any single customer by focusing its marketing on the identification and solicitation of new customers. The Company obtained approximately 240 new parts customers during fiscal 1995 and 242 new customers in fiscal 1996. In fiscal 1995, the Company instituted new compensation policies for its parts sales force. Pursuant to the new policies, all salesman are paid strictly on commission, sales to new customers are encouraged and commissions are not paid until accounts are collected. In addition, the Company has continued to decrease its exposure to more volatile international markets. Its domestic revenues as a percentage of total revenues has increased in each of the last four fiscal years, to approximately 85% in fiscal 1996 from 72% in fiscal 1995, 59% in fiscal 1994, and 40% in fiscal 1993.



    During fiscal 1996 and the first seven months of calendar year 1996, the Company's parts sales to ValuJet represented approximately 21% and 25%, respectively, of the Company's total revenues. On June 17, 1996, ValuJet entered into a consent decree with the FAA, pursuant to which ValuJet agreed to ground all its aircraft until it demonstrates compliance with specified safety and maintenance procedures. The Company also conducts business with other customers who provide services to ValuJet. Management cannot estimate the effect that the grounding of ValuJet has had or will have on sales to such customers.


    The following table lists the Company's customers which, based upon net revenues, accounted for more than 10% of net revenues for the fiscal years ended May 31, 1996 and 1995:


                                                        NET REVENUES
                     CUSTOMER                              (000'S)        PERCENTAGE OF TOTAL NET REVENUES
- ---------------------------------------------------  -------------------  ---------------------------------
1995:
  Aeroservices Carabobo C.A.                              $   2,716                        10.9
  Ajax Leasing Ltd.                                           5,625                        22.5
1996:
  ValuJet Airlines, Inc.                                      4,771                        20.6



    GEOGRAPHIC DISTRIBUTION OF CUSTOMERS. The Company sells aircraft and aircraft parts and leases aircraft to foreign and domestic customers. The footnotes to the Consolidated Financial Statements of the Company, which are set forth elsewhere in this Proxy Statement/Prospectus, provide certain information with respect to the geographic areas from which the Company has derived revenue during the three fiscal years ended on May 31, 1996. See also "Risk Factors -- Risk Factors Associated with Ownership of the Common Stock -- Risks Regarding Sales and Leases to Foreign Customers."

ADDITIONAL SERVICES


    AIRCRAFT AND ENGINE SALES AND LEASING. The Company has determined that its spare parts sales opportunities are enhanced by providing its existing and new customers with whole aircraft and engines through sale transactions. Such transactions allow the Company to expand its customer base for spare parts and to reduce the cost basis in its aircraft. The Company currently owns four aircraft. As of May 31, 1996, one of the aircraft was subject to a month-to-month lease. The Company expects to continue to broker sales of aircraft and engines when opportunities to do so arise.


    EXCHANGE TRANSACTIONS. An "exchange transaction" generally involves a high value/high turnover rotable part which an operator frequently replaces when performing aircraft maintenance. In an exchange transaction, a customer pays an exchange fee and returns a "core" unit to the Company within 14 days. A "core" unit is the same part which is being delivered to the customer by the Company, but in need of overhaul. The Company has the customer's core unit overhauled and bills the customer for the overhaul charges and retains the overhauled core unit in its inventory. The Company continues to emphasize exchange transactions because they are profitable and ensure that scarce parts remain in stock for future sales.

    BROKERED TRANSACTIONS. In a "brokered transaction" the Company fills a customer order for a part not held in the Company's inventory. The Company locates the part for the customer from another vendor and then resells the part to the customer. During fiscal 1996, brokered transactions accounted for approximately 13% of total revenues, as compared to approximately 19% of total revenues during fiscal 1995.

GOVERNMENT REGULATION

    The aviation industry is highly regulated in the United States by the FAA and in other countries by similar agencies. While the Company's business is not regulated, the aircraft spare parts which it sells to its customers must be accompanied by documentation that enables the customer to comply with applicable regulatory requirements. There can be no assurance that new and more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have an adverse impact on the Company.

PRODUCT LIABILITY

    The Company's business exposes it to possible claims for personal injury or death which may result from the failure of an aircraft spare part sold by it. In this regard, the Company maintains liability insurance in the amount of $10 million. While the Company maintains what it believes to be adequate liability insurance to protect it from such claims, and while no lawsuit has ever been filed against the Company based upon a products liability theory, no assurance can be given that claims will not arise in the future or that such insurance coverage will be adequate. Additionally, there can be no assurance that insurance coverages can be maintained in the future at an acceptable cost. Any such liability not covered by insurance could have a material adverse effect on the financial condition of the Company.

COMPETITION


    The aircraft spare parts redistribution market is highly fragmented. Customers in need of aircraft parts have access, through computer-generated inventory catalogues, to a broad array of suppliers, including aircraft manufacturers, airlines and aircraft services companies. The dominant companies in the aircraft parts aftermarket are AAR Corp., Aviation Sales Company and Banner Aerospace. These companies are larger than the Company and have greater financial resources. The Company also competes with numerous smaller, independent dealers, which generally participate in niche markets. The Company believes that none of its competitors account for a significant amount of the spare parts market for DC-8, DC-9 and MD-80 aircraft, the types of narrow-bodied aircraft in which the Company specializes. Competition in the redistribution market is generally based on price, availability and quality of product, including traceability.

EMPLOYEES



    As of August 15, 1996, the Company had approximately 25 employees. Of these, two are executive officers, six are sales personnel, seven are accounting, finance, data processing, and administrative personnel, one is a quality assurance specialist and the remainder are inventory and warehouse operations personnel. The Company is not a party to any collective bargaining agreement. The Company believes its relations with its employees are good.


LEGAL PROCEEDINGS

    The Company is not now a party to any litigation or other legal proceeding. The Company may become a defendant in legal proceedings in the ordinary course of business.

                                   MANAGEMENT

    The following table sets forth the names, ages and positions of the executive officers and directors of the Company as of the date of the Proxy Statement/Prospectus. A summary of the background and experience of each of these individuals is set forth following the table.

          NAME             AGE              POSITION HELD                DIRECTOR SINCE
- -------------------------  --- ----------------------------------------  --------------
Alexius A. Dyer III (1)    40  Chairman of the Board, President and           1992
                                Chief Executive Officer

George Murnane III (2)     38  Executive Vice President and Chief              N/A
                                Financial Officer

Kyle R. Kirkland (3)(4)    34  Director                                       1992

E. James Mueller           50  Director                                       1991
(1)(3)(4)

- ------------------------
(1) Member of Executive Committee

(2) Mr. Murnane is a nominee to the Board of Directors

(3) Member of Audit Committee

(4) Member of Compensation Committee

    ALEXIUS A. DYER III has been the Chief Executive Officer of the Company and Chairman of the Company's Board of Directors since February 1995. Mr. Dyer has been a director of the Company since 1992. Mr. Dyer served as President of the Company from February 1994 to February 1995. From February 1991 to February 1994, Mr. Dyer served as Executive Vice President of Capital Markets of the Company. Additionally, during 1991, he served as the President and director of the Company's subsidiary, Barnstorm Leasing, Inc., which was merged into the Company in July 1992.

    GEORGE MURNANE III has been Executive Vice President and Chief Financial Officer of the Company since June 1996. From March 1996 through June 1996, Mr. Murnane served as a consultant for the aviation industry. From October 1995 through February 1996 he served as Executive Vice President and Chief Operating Officer of Atlas Air, Inc., an air cargo company. From 1986 to 1995 he was affiliated with the New York investment banking firm of Merrill Lynch & Co., most recently as Director in the firm's Transportation Group.


    KYLE R. KIRKLAND has been a director of the Company since July 1992. Mr. Kirkland was appointed to the Board in connection with the Company's issuance of the Senior Notes. Mr. Kirkland has served as the President of Kirkland Messina, Inc., an investment banking firm, since March 1994. Mr. Kirkland was employed as Senior Vice President of Dabney/Resnick, Inc. ("D/R") from June 1991 until February 1994. D/R acted as the placement agent for the Senior Notes and the Subordinated Debentures. Mr. Kirkland was employed as an investment banker with Canyon Partners, Inc. and with Drexel Burnham Lambert, Inc. from March 1990 through June 1991 and from July 1988 through March 1990, respectively. Mr. Kirkland is also a director of Steinway Musical Instruments, Inc.

    E. JAMES MUELLER has been a director of the Company since 1991. Mr. Mueller has been a principal with J.M. Associates, Inc., a business development consulting firm, since January 1992. From June 1978 through December 1991, Mr. Mueller was the Vice President of Sales/Marketing of Air Cargo Associates, Inc., a Connecticut airline charter brokerage/sales corporation. The Company has entered into a commission agreement with J.M. Associates, Inc., pursuant to which J.M. Associates, Inc. is compensated for originating transactions for the Company. See "Certain Relationships and Related Transactions."


COMPOSITION OF THE BOARD

    Pursuant to the Board Amendment, (i) the number of directors of the Company shall be fixed at seven members; and (ii) the number of directors constituting the Board shall not be changed without the affirmative vote of at least 75% of the issued and outstanding shares of Common Stock.

COMMITTEES OF THE BOARD

    The Compensation Committee of the Board of Directors reviews all aspects of compensation of executive officers of the Company and makes recommendations on such matters to the full Board of Directors. The Compensation Committee was created by action of the Board of Directors after the end of fiscal 1992.

    The Audit Committee makes recommendations to the Board concerning the selection of outside auditors, reviews the financial statements of the Company and considers such other matters in relation to the internal and external audit of the financial affairs of the Company as may be necessary or appropriate in order to facilitate accurate and timely financial reporting. The Audit Committee also reviews proposals for major transactions.

    The Board of Directors also created an Executive Committee after the end of fiscal 1992.

    The Company does not maintain a standing nominating committee or other committee performing similar functions.

EXECUTIVE COMPENSATION

    The following sets forth certain information regarding the aggregate cash compensation paid to or earned by the Company's Chief Executive Officer during fiscal 1994, 1995 and 1996. Mr. Murnane became Chief Financial Officer of the Company on June 17, 1996.


                           SUMMARY COMPENSATION TABLE



                                                                      LONG-TERM
                                                                     COMPENSATION
                                          ANNUAL COMPENSATION           AWARDS
NAME AND                               --------------------------  ----------------
PRINCIPAL POSITION            YEAR       SALARY($)     BONUS($)    OPTIONS/SARS(#)
- --------------------------  ---------  -------------  -----------  ----------------
Alexius A. Dyer III,             1996   $   135,000       80,000(1)        --
  President and Chief            1995       133,108       --             107,000
  Executive Officer              1994       108,865       20,000          --


- ------------------------

(1) Mr. Dyer's fiscal 1996 bonus consists of $80,000 paid to him upon execution of his employment agreement and an additional amount to be earned by him pursuant to the terms of his employment agreement and to be determined by the Compensation Committee. See "-- Employment Agreement."

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
FISCAL YEAR END OPTION/SAR VALUE


    Shown below is information with respect to all unexercised options to purchase the Company's Common Stock granted to Mr. Alexius A. Dyer III, the Company's sole executive officer at May 31, 1996, through the end of fiscal 1995 under the Company's option plans. No options were exercised during fiscal year 1996. At May 31, 1996, the exercise price of all such unexercised options exceeded the market value of the underlying Common Stock.



                                                                        NUMBER OF UNEXERCISED
                                                                          OPTIONS AT FY-END
NAME                                                                   EXERCISABLE/UNEXERCISABLE
- ---------------------------------------------------------------------  -----------------------
Alexius A. Dyer III (1)..............................................        173,667/33,333(2)


- ------------------------

(1) All options granted under the prior stock option plan will be canceled in connection with the Restructuring.



(2) Includes 66,667 shares of Common Sock that may be acquired pursuant to the vested portion of a Stock Purchase Warrant granted to Mr. Dyer on October 15, 1993. The exercise price is $3.00 per share.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the Compensation Committee, Kyle R. Kirkland and E. James Mueller, have never been employees of the Company. No interlocks existed and no insiders participated in the Compensation Committee's deliberations or decisions regarding fiscal 1995 salaries.

COMPENSATION OF DIRECTORS


    The non-employee members of the Company's Board of Directors received a $25,000 fee for their service on the Board during fiscal 1996 pursuant to a Director's Compensation Plan that was adopted during fiscal 1995. During fiscal 1995, the non-employee members of the Company's Board of Directors received a $25,000 fee for their service on the Board pursuant to the Director's Compensation Plan. During fiscal 1994, non-employee members of the Board of Directors received options to purchase 15,000 shares of Common Stock upon their appointment or election to the Board. Such grants vest in increments of 5,000 shares per year. Additional grants of 15,000 shares are made upon election to the Board after all previous grants have vested. These additional grants also vest in 5,000 share increments. The exercise price of all grants is the fair market value of the Common Stock at the date of grant. All options granted under the prior stock option plan will be cancelled in connection with the Restructuring. Directors are also reimbursed for expense incurred in connection with the attendance of Board meetings.


THE STOCK OPTION PLAN

    The following information regarding the Stock Option Plan is being provided to the stockholders of the Company in connection with the solicitation of proxies for approval of the Stock Option Plan. The following description of the Stock Option Plan is a summary only and does not purport to be complete. This summary is qualified in its entirety by reference to the Stock Option Plan, which is attached hereto as Appendix B. Stockholders are urged to read the Stock Option Plan.

    PLAN DESCRIPTION


    The Stock Option Plan is intended to provide a means to attract, retain and motivate selected employees and non-employee directors of the Company. The Stock Option Plan provides for the grant to eligible employees of incentive stock options, non-qualified stock options, share appreciation rights, restricted shares, restricted share units, performance shares and performance units, dividend equivalents and other share-based awards (collectively "awards"). All employees (approximately 25 persons) and directors (seven persons) are eligible to participate in the Stock Option Plan. The portion of the Stock Option Plan applicable to employees will be administered by the Compensation Committee. The Compensation Committee will have the full and final authority to select employees to whom awards may be granted, to determine the type of awards to be granted to such employees and to make all administrative determinations required by the Stock Option Plan. The Compensation Committee also will have authority to waive conditions relating to an award or accelerate vesting of awards. The Stock Option Plan provides for certain grants of nonqualified stock options to non-employee directors. An aggregate of 598,782 shares of Common Stock have been reserved for issuance under the Stock Option Plan, subject to anti-dilution adjustments in the event of certain changes in the Company's capital structure.


    In connection with the Restructuring, after the adoption of the Stock Option Plan, the Company intends to grant shares of restricted stock and/or options to purchase the following numbers of shares of Common Stock to the following persons or groups:

                                                                                           NUMBER OF STOCK OPTIONS
                                                                                              AND/OR SHARES OF
                                                                                              RESTRICTED STOCK
NAME                                                                                            TO BE GRANTED
- -----------------------------------------------------------------------------------------  -----------------------
Alexius A. Dyer III......................................................................            224,543
All executive officers as a group (2 persons)............................................            329,330
All other employees as a group...........................................................            119,756

    Forty percent of such options will vest immediately with 15% vesting annually over the next four years. The Company also intends to grant options representing up to 2.5% of the outstanding Common Stock to non-employee directors. The number of options to be granted to non-employee directors will be determined by the Company prior to the consummation of the Restructuring. The Company intends to reserve for future issuance to non-employee directors any shares not granted as restricted stock and not covered by options issued upon consummation of the Restructuring.

    STOCK OPTIONS. The Stock Option Plan authorizes the granting of both incentive stock options and non-qualified stock options. At the discretion of the Compensation Committee, awards of options to employees under the Stock Option Plan may be granted in tandem with other types of awards. Incentive stock options granted to employees under the Stock Option Plan, and any accompanying share appreciation rights, must generally expire within 10 years after the date of grant. The exercise prices of incentive stock options must be equal to at least 100% of the fair market value of the Common Stock on the date of grant. The exercise prices of non-qualified stock options may be more or less than the fair market value of the Common Stock on the date of grant. Awards under the Stock Option Plan to employees, except for vested shares, are not transferable by the holder other than by will or applicable laws of descent or distribution, except pursuant to a designation filed by an employee with the Company as to who shall receive the benefits specified under the Stock Option Plan upon the death of such employee.

    RESTRICTED STOCK. The Stock Option Plan authorizes the Compensation Committee to grant shares of restricted stock to employees, subject to the terms and conditions imposed by the Compensation Committee. These terms may include a restriction period during which the shares of Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered and during which such shares may be subject to forfeiture if one or more conditions established by the Compensation Committee are not satisfied. Except for such restrictions on transfer and such other restrictions as the Compensation Committee may impose, the recipient of restricted stock will have all the rights of a holder of Common Stock as to such restricted stock including the right to vote the shares and the right to receive dividends. Except as provided by the Compensation Committee at the time of grant or otherwise, upon a termination of employment for any reason during the restriction period, all shares still subject to restriction will be forfeited by the employee. The Stock Option Plan also authorizes the Compensation Committee to grant restricted share units to an employee, under which shares of Common Stock or cash will be delivered to the employee after the expiration of the restriction period.

    SHARE APPRECIATION RIGHTS. The Stock Option Plan authorizes the Compensation Committee to grant share appreciation rights to employees, subject to the terms and conditions imposed by the Compensation Committee. Share appreciation rights give an employee the right to receive the excess of the fair market value of shares of Common Stock at a particular time over the exercise price of the share appreciation rights, as set by the Compensation Committee. Terms within the discretion of the Compensation Committee may include the time of exercise, the form of consideration payable at exercise, and the method by which shares of Common Stock will be delivered or deemed to be delivered to an employee.

    PERFORMANCE SHARES AND PERFORMANCE UNITS. The Stock Option Plan also authorizes the Compensation Committee to grant performance shares or performance units to employees, subject to the terms and conditions imposed by the Compensation Committee. These awards provide shares of Common Stock or cash to an employee upon the satisfaction of certain performance objectives, as determined by the Compensation Committee. Awards may be fixed or may vary in accordance with the level of such performance. The Compensation Committee may revise the performance objectives to reflect the occurrence of significant events which it expects to have a substantial effect on the performance objectives. Except as provided by the Compensation Committee at the time of grant or otherwise, upon a termination of employment during the performance period, all shares and units relating to such performance period will be forfeited by the employee.

    DIVIDEND EQUIVALENTS. The Stock Option Plan also authorizes the Compensation Committee to grant dividend equivalents to employees. These awards relate to other awards of shares, rights or units and generally give an employee the right to receive cash or other property equal to any dividends paid on the shares of Common Stock underlying such other awards. Such dividend equivalents may either be paid when accrued or deemed to have been reinvested in additional shares of Common Stock. Dividend equivalents will be subject to all conditions and restrictions of the underlying awards to which they relate.

    In addition to the foregoing types of awards, the Stock Option Plan also authorizes the Compensation Committee, subject to limitations under applicable law, to grant employees any other awards based on shares of Common Stock, including the award of unrestricted shares purely as a bonus and not subject to any conditions. Cash awards, as an element of or supplement to any other award, are also authorized under the Stock Option Plan. In all cases, the Compensation Committee shall determine the terms and conditions of such awards.


    The Stock Option Plan may be amended, altered, suspended, discontinued or terminated from time to time by the Board of Directors, except that stockholder approval is required, in accordance with Section 422 of the Code, for any amendment (a) to increase the number of shares of Common Stock reserved for issuance under the Stock Option Plan or (b) to change the class of employees eligible to participate in the Stock Option Plan; provided, however, that no such amendment may impair the rights of any participant without his consent.


    The Stock Option Plan provides that, if the Compensation Committee determines that a stock dividend, recapitalization, stock split, reorganization, merger, consolidation, spin-off, combination, or similar corporate transaction affects the Common Stock such that an adjustment is appropriate to prevent dilution or enlargement of rights of employees participating in the Stock Option Plan, the Compensation Committee has discretion to adjust the number and kind of shares to be issued under the Stock Option Plan and the terms of any award. The Stock Option Plan provides that such adjustments with respect to non-employee director's options shall be made automatically. In addition, the Compensation Committee is authorized to make adjustments in the terms of awards in recognition of certain unusual or non-recurring events affecting the Company and its financial statements.

    FEDERAL INCOME TAX CONSEQUENCES OF OPTION GRANTS

    The following discussion outlines generally the federal income tax consequences of option awards under the Stock Option Plan. Individual circumstances may vary these results. The federal income tax law and regulations are frequently amended, and each participant should rely on his own tax counsel for advice regarding federal income tax treatment under the Stock Option Plan.

    NON-QUALIFIED STOCK OPTIONS. The recipient of a non-qualified stock option under the Stock Option Plan is not subject to any federal income tax upon the grant of such option nor does the grant of the option result in an income tax deduction for the Company. As a result of the exercise of an option, the recipient will recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares transferred to the recipient upon exercise over the exercise price. Such fair market value generally will be determined on the date the shares of Common Stock are transferred pursuant to the exercise. However, if the recipient is subject to Section 16(b) of the Exchange Act, the date on which the fair market value of the shares transferred will be determined is delayed until the earlier of the last day of the six-month period beginning on the date the "property" is "purchased" or the first day on which a sale of the "property purchased" will not subject the recipient to suit under Section 16(b) of the Exchange Act. Alternatively, if the recipient is subject to Section 16(b) of the Exchange Act and makes a timely election under
Section 83(b) of the Code, such fair market value will be determined on the date the shares are transferred pursuant to the exercise without regard to the effect of Section 16(b) of the Exchange Act. The recipient will recognize ordinary income in the year in which the fair market value of the shares transferred is determined. The Company generally will be entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the recipient when such ordinary income is recognized by the recipient, provided the Company satisfies applicable federal income tax reporting requirements. The Company's deduction, however, is subject to a $1,000,000 limitation on the deduction of certain employee remuneration under Section 162(m) of the Code, unless an exception for performance-based compensation under such section applies.


    Depending on the period the shares of Common Stock are held after exercise, the sale or other taxable disposition of shares acquired through the exercise of a non-qualified stock option generally will result in a short- or a long-term capital gain or loss equal to the difference between the amount realized on such disposition and the fair market value of such shares when the non-qualified stock option was exercised.

    Special rules apply to a recipient who exercises a non-qualified stock option by paying the exercise price, in whole or in part, by the transfer of shares of Common Stock to the Company.

    INCENTIVE STOCK OPTIONS. An employee is not subject to any federal income tax upon the grant of an incentive stock option pursuant to the Stock Option Plan, nor does the grant of an incentive stock option result in an income tax deduction for the Company. Further, an employee will not recognize income for federal income tax purposes and the Company normally will not be entitled to any federal income tax deduction as a result of the exercise of an incentive stock option and the related transfer of shares of Common Stock to the employee. However, the excess of the fair market value of the shares transferred upon the exercise of the incentive stock option over the exercise price for such shares generally will constitute an item of alternative minimum tax adjustment to the employee for the year in which the option is exercised. Thus, certain employees may increase their federal income tax liability as a result of the exercise of an incentive stock option under the alternative minimum tax rules of the Code.

    If the shares of Common Stock transferred pursuant to the exercise of an incentive stock option are disposed of within two years from the date the option is granted or within one year from the date the option is exercised, the employee generally will recognize ordinary income equal to the lesser of (1) the gain recognized (i.e., the excess of the amount realized on the disposition over the exercise price) or (2) the excess of the fair market value of the shares transferred upon exercise over the exercise price for such shares. If the employee is subject to Section 16(b) of the Exchange Act, special rules may apply to determine the amount of ordinary income recognized upon the disposition. The balance, if any, of the employee's gain over the amount treated as ordinary income on disposition generally will be treated as long- or short-term capital gain depending upon whether the holding period applicable to long-term capital assets is satisfied. The Company generally would be entitled to a federal income tax deduction equal to any ordinary income recognized by the employee, provided the

Company satisfies applicable federal income tax reporting requirements and subject to the limitation on the deduction of certain employee remuneration as mandated by Section 162(m) of the Code, absent an exception for the performance-based compensation under such section.

    If the shares of Common Stock transferred upon the exercise of an incentive stock option are disposed of after the holding periods have been satisfied, such disposition generally will result in a long-term capital gain or loss treatment with respect to the difference between the amount realized on the disposition and the exercise price. The Company will not be entitled to a federal income tax deduction as a result of a disposition of such shares after these holding periods have been satisfied.

    RECOMMENDATION OF THE BOARD OF DIRECTORS

    The Board of Directors of the Company has unanimously approved the Stock Option Plan and has determined that the Stock Option Plan is in the best interest of the Company and its stockholders. Accordingly, the Board of Directors unanimously recommends that the stockholders of the Company vote to approve the Stock Option Plan.

EMPLOYMENT AGREEMENT

    As of December 1, 1995, the Company entered into a two-year employment agreement with Mr. Alexius A. Dyer III, the President, Chief Executive Officer and Chairman of the Company. The employment agreement provides for payment of a base salary of $135,000 per annum for each year during the stated term; provided that the base salary shall automatically increase to $150,000 per annum effective upon consummation of the Restructuring. Further, pursuant to the employment agreement, the Company paid Mr. Dyer a bonus of $80,000 upon his execution of the employment agreement as an inducement for entering into the agreement.

    The employment agreement provides that Mr. Dyer is entitled to an annual bonus during the stated term in an amount equal to 5% of the Company's net income before extraordinary and non-recurring items and income taxes, subject to two adjustments. First, in computing net income, the Company is required to exclude any item of revenue (including COD income) or expense attributable to the Restructuring or to any litigation commenced by or against the Company. Second, items of revenue and expense attributable to the sale of aircraft are not considered extraordinary or non-recurring items.

    Pursuant to the employment agreement, if Mr. Dyer is terminated without cause prior to the end of the term of the employment agreement, the Company is required to pay to Mr. Dyer the base salary for the remaining term of the agreement plus an amount equal to a pro rata portion (based on months employed during the current fiscal year) of the bonus paid to him during the previous fiscal year. If Mr. Dyer terminates the employment agreement following the occurrence of a "Change of Control" (as defined) or the consummation of the Restructuring, the Company is obligated to pay to him an amount equal to the average annual compensation paid to him during the two most recent fiscal years of the Company.

CERTAIN TRANSACTIONS


    The Company has engaged Kirkland Messina, Inc., an investment banking firm, to act as the exclusive financial advisor and agent to the Company in connection with the origination of the Credit Agreement. Mr. Kyle R. Kirkland, a director of the Company, is an executive officer of Kirkland Messina, Inc. Kirkland Messina, Inc. will receive customary compensation for its services pursuant to such engagement. For a description of the interests of executive officers and directors that may present them with potential conflicts of interest with respect to the Restructuring, see "The Restructuring -- Interests of Certain Persons in the Restructuring." During fiscal 1996, the Company paid commissions totaling $85,000 to J.M. Associates, Inc., a company controlled by E. James Mueller, a director of the Company. Under the terms of a commission agreement, J.M. Associates, Inc. is entitled to 3-4% of revenues originated by Mr. Mueller.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding (i) each person known to the Company who may be considered a beneficial owner of more than 5% of the outstanding shares of the Company's Common Stock and (ii) by the Company's Chief Executive Officer, who is the only officer of the Company whose salary exceeds $100,000, and each of the Company's directors and by all directors and executive officers as a group as of May 31, 1996:


                                                                       SHARES
                                                                    BENEFICIALLY        PERCENTAGE OF
                                                                        OWNED        OUTSTANDING SHARES
                                                                  -----------------  -------------------
Alexius A. Dyer III (1).........................................        174,667(2)             4.00

E. James Mueller (1)............................................         15,000(3)            *

Kyle R. Kirkland (1)............................................        107,237(4)             2.65

All Directors and Executive Officers as a Group (3 persons).....        296,904                6.87

Lynda Wellman (1)(5)............................................      1,999,700               49.48

Richard R. Wellman (1)(5).......................................      1,999,700               49.48

Sun Life Insurance Company of America (6).......................        514,865               12.74
11601 Wilshire Boulevard, 12th Floor Los Angeles, California
 90025-1748


- ------------------------
*   Less than one percent of the shares of Common Stock outstanding.

(1) The address for Messrs. Dyer, Mueller and Kirkland is c/o International Airline Support Group, Inc., 8095 N.W. 64th Street, Miami, Florida 33166. The address for Mr. and Mrs. Wellman is 7540 Lochness Drive, Miami Lakes, Florida 33014.

(2) Includes 107,000 shares of Common Stock that may be obtained by Mr. Dyer upon exercise by him of options granted to him pursuant to the Employee Stock Option Plan and 66,667 shares of Common Stock that may be acquired pursuant to the vested portion of a Stock Purchase Warrant granted to Mr. Dyer on October 15, 1993. The exercise prices for the options and warrants are $.19 and $3.00 per share, respectively. The options will be canceled as part of the Restructuring and new options will be granted as part of the Restructuring. See "Management -- The Stock Option Plan."

(3) Represents shares that may be obtained by Mr. Mueller upon exercise by him of options granted to him pursuant to the Non-Employee Directors Stock Option Plan. The exercise price is $4.625 per share. These options will be cancelled as part of the Restructuring. The options will be canceled as part of the Restructuring and new options will be granted as part of the Restructuring. See "Management -- The Stock Option Plan."

(4) Represents shares that may be obtained by Mr. Kirkland upon exercise of options granted to him pursuant to the Non-Employee Directors Stock Option Plan and upon the exercise of warrants granted to him as an officer of the placement agent for the Senior Notes. The exercise prices for the options and warrants are $5.125 and $5.3875 per share, respectively. These options will be canceled pursuant to the Restructuring. The options will be canceled as part of the Restructuring and new options will be granted as part of the Restructuring. See "Management -- The Stock Option Plan."

(5) For purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. and Mrs. Wellman are deemed to be the beneficial owners of the Common Stock owned by the other. Mr. and Mrs. Wellman executed an irrevocable proxy, in connection with their resignation of their positions with the Company on January 31, 1995, authorizing the Board of Directors of the Company to vote 1,980,000 shares of the Company's Common Stock owned by the Wellmans. The Wellmans affirmed the proxy in October 1995. The proxy expires in January 1997.


(6) Sun Life Insurance Company of America ("Sun Life"), a subsidiary of SunAmerica Corporation ("SunAmerica"), is the registered owner of exercisable warrants to purchase 514,865 shares of the Company's Common Stock at an exercise price of $5.3875. Sun Life acquired the warrants in connection with its purchase of Senior Notes. Under the Exchange Act, SunAmerica may be deemed the beneficial owner of the shares described herein. These warrants will expire on the date of the Closing pursuant to the Old Warrant Amendment.

                         DESCRIPTION OF THE AMENDMENTS

    This Proxy Statement/Prospectus constitutes a consent solicitation for consents to the Amendments to the Purchase Agreements. The Amendments will delete certain financial covenants contained in the Purchase Agreements. The Amendments will delete the covenants requiring the Company to (i) maintain a specified interest coverage ratio, (ii) maintain a specified consolidated net worth, (iii) provide demand registration rights with respect to the Common Stock issuable upon conversion and the covenant that limits the ability of the Company to engage in certain lines of business. For a description of such covenants, see "Description of the Convertible Debentures -- Certain Covenants -- Interest Coverage Ratio; -- Maintenance of Consolidated Net Worth; -- Demand Registration Rights; and -- Limitation on Activities."

                      DESCRIPTION OF THE CREDIT AGREEMENT


    Pursuant to the Credit Agreement between the Company and BNY Financial Corporation (the "Lender"), the Lender will provide a $3,000,000 term loan (the "Term Loan") and will agree to provide loans from time to time, in its reasonable discretion, pursuant to an $11,000,000 revolving credit (the "Revolver"; the Term Loan and the Revolver, collectively the "Credit Facility"). The Credit Facility shall be secured by a first lien on substantially all assets of the Company, including accounts receivable, amounts receivable under aircraft leases, inventory, equipment and intangibles.



    Availability under the Revolver is subject to a borrowing base consisting of
(i) up to 85% of Eligible Accounts and Eligible Lease Payment Receivables (in each case after subtraction of any Collateral Reserves) PLUS (ii) the lesser of
(A) up to 100% of the total cost of Eligible Inventory plus $500,000 (after subtracting any Collateral Reserves), (B) up to 75% of the Forced Liquidation Value of Eligible Inventory (after subtracting any Collateral Reserves) and (C) $8,000,000, MINUS (iii) the Revolver Reserve. The Revolver Reserve is an amount determined by the Lender from time to time in its discretion not to exceed the difference between the outstanding principal amount of the Term Loan at such time minus the Term Loan Borrowing Base at such time. The Term Loan Borrowing Base at any time is calculated as an amount equal to the sum of (i) up to 80% of the Forced Liquidation Value of all Approved Aircraft located in jurisdictions other than Kenya (after subtraction of Collateral Reserves) PLUS (ii) up to 50% of the Forced Liquidation Value of all Approved Aircraft domiciled in Kenya (after subtraction of Collateral Reserves). The foregoing percentages applicable to the Revolver and Term Loan Borrowing Bases are subject to the discretion of the Lender. The Revolver is subject to mandatory prepayment to the extent that outstanding amount thereunder on any day exceed the Revolver Borrowing Base minus the Revolver Reserve. The Term Loan is subject to mandatory prepayment to the extent that the outstanding principal balance of the Term Loan exceeds the Term Loan Borrowing Base plus the Revolver Reserve.



    Borrowings under the Credit Agreement shall bear interest at a daily floating rate equal to the higher of (i) the Prime Rate or (ii) the Federal Funds Rate plus 0.5%, in each case plus a margin of 2.0%. Interest shall be payable monthly in arrears. In addition, a closing fee in the amount of $70,000, is payable upon the closing of the Credit Agreement, and a monthly facility fee of $7,500 is payable until the earlier of maturity or termination of the Credit Facility.

    The Credit Facility will mature on the fifth anniversary of the closing of the Credit Agreement. Amounts outstanding under the Revolver may be prepaid from time to time and thereafter may be reborrowed subject to the terms of the Credit Agreement. The principal balance of the Term Loan shall be payable in monthly installments of $33,333 during the first year of the Term Loan, $41,666 during the second year of the Term Loan, $50,000 during the third year of the Term Loan, $58,333 during the fourth year of the Term Loan, and $66,666 during the fifth year of the Term Loan, with the unpaid principal balance due and payable on the final maturity date. The Term Loan is subject to mandatory prepayment in an amount equal to the lesser of (i) 100% of the net proceeds of the sale of Approved Aircraft and (ii) the sum of the Revolver Reserve and the amount by which the Term Loan Borrowing Base is reduced by the sale of such Approved Aircraft. In addition, the Revolver is subject to prepayment in an amount equal to 100% of the net proceeds of the sale of other assets, but amounts so prepaid may be reborrowed subject to the terms of the Revolver.



    If the Company terminates the Credit Facility during the first year following the closing of the Credit Agreement, the Company must pay to the Lender an early termination fee equal to 3% of the amount of the Credit Facility immediately prior to termination. If such termination occurs during the second year following the closing of the Credit Agreement, the early termination fee payable is equal to 2% of the amount of the Credit Facility immediately prior to termination. If such termination occurs during the third year following the closing of the Credit Agreement, the early termination fee payable is equal to 1% of the amount of the Credit Facility immediately prior to termination.



    Covenants contained in the Credit Agreement include (i) limitations on indebtedness, (ii) limitations on liens, (iii) limitations on guarantee obligations, (iv) limitations on mergers, consolidations, liquidations and the like, prohibition upon the sale of substantially all of the assets of the Company, and prohibition on material changes in the present method of conducting business, (v) limitations on asset sales, (vi) limitations on dividends, (vii) limitations on capital expenditures, (viii) limitations on investments, loans and advances, (ix) limitations on optional prepayment and modification of debt instruments, (x) limitations on transactions with affiliates, (xi) limitations on negative pledges, (xii) limitations on changes in fiscal year, (xiii) prohibition on new business lines, (xiv) limitations on amendments to the Company's certificate of incorporation or bylaws in a manner that would adversely affect the interests of the Lender, and (xv) certain requirements regarding financial tests and ratios (the "Financial Covenants").



    The covenant regarding limitations on indebtedness prohibits the Company from incurring additional indebtedness other than (i) indebtedness incurred under the Credit Facility, (ii) indebtedness incurred to finance the acquisition of fixed or capital assets (whether pursuant to a loan, a financing lease or otherwise) in an aggregate principal amount not exceeding $100,000 at any time outstanding, (iii) indebtedness subordinated in right of payment to the Credit Facility on terms and conditions satisfactory to the Lender and (iv) additional indebtedness not exceeding $50,000 in aggregate principal amount at any time outstanding.



    The Financial Covenants include a fixed charge coverage ratio, a tangible net worth test and a current ratio. The Credit Agreement provides that the Company must maintain a fixed charge coverage ratio that is greater than or equal to 1:1 from the closing date through the fiscal quarter ending November, 1996 and thereafter a fixed charge coverage ratio that is greater than or equal to 1.1:1. The fixed charge coverage ratio will be measured on the basis of a trailing four fiscal quarter basis, provided that for the first three fiscal quarters after the closing of the Credit Agreement the fixed charge coverage ratio shall be measured from the closing date to the relevant fiscal quarter end.

    The tangible net worth covenant will require that the Company achieve a positive tangible net worth as of the last day of the fiscal quarter ending November 1996, and that the Company's tangible net worth on the last day of each fiscal quarter thereafter has increased in the amounts specified below:



                                                                   AMOUNT BY WHICH TANGIBLE
                                                                NET WORTH MUST EXCEED TANGIBLE
FISCAL QUARTER END                                              NET WORTH ON NOVEMBER 30, 1996
- --------------------------------------------------------------  ------------------------------
February, 1997................................................             $ 65,000
May, 1997.....................................................             $130,000
August, 1997..................................................             $200,000
November, 1997................................................             $285,000
February, 1998................................................             $360,000
May 1, 1998...................................................             $440,000
August 1, 1998................................................             $530,000
November, 1998................................................             $625,000
February, 1999................................................             $720,000
Each Fiscal Quarter End Thereafter............................    Amount required for prior
                                                                   fiscal quarter end plus
                                                                           $80,000.



The Credit Agreement also requires that the Company maintain a monthly current ratio that is greater than or equal to 1:1. The current ratio will be the ratio of (i) current asset, to (ii) the sum of current liabilities plus outstandings under the Revolver, minus current maturities under the Term Loan.



    Events of Default under the Credit Agreement include (i) failure by the Company to make any payment of principal, interest or other amount owing under the Credit Agreement when due and payable that, in the case of interest and other amounts (other than principal), continues unremedied for a period of three days; (ii) any representation or warranty by the Company proving to have been materially false or misleading when made; (iii) the breach of certain negative and financial covenants contained in the Credit Agreement; (iv) the breach of any other obligation under the Credit Agreement that shall continue unremedied for a period of thirty days; (v) the failure to make any payment in respect of material indebtedness of the Company, or the default by the Company with respect to any such indebtedness the effect of which is to cause or permit the holder or holders of such indebtedness cause such indebtedness to become due prior to its stated maturity; (vi) the institution of bankruptcy or insolvency proceedings by or against the Company which, in the case of a proceeding instituted against the Company, remains undismissed, undischarged or unbonded for a period of sixty days, (vii) the application for the appointment of a receiver, or the failure of the Company generally to, or the inability of the Company to, or the admission by the Company in writing of its inability to, pay its debts as they become due;
(viii) the occurrence of a "prohibited transaction" or certain other events relative to ERISA involving an amount material to the Company; (ix) the entering against the Company of one or more judgments or decrees involving liability of a material amount that is not paid or covered by insurance; if such judgment or decree has not been vacated, discharged, stayed or bonded pending appeal within thirty days; and (x) the termination of certain security documents or the liens evidenced thereby. Upon the occurrence and during the continuance of an Event of Default (other than an Event of Default described in clause (vi) above), the Lender may, by notice to the Company, declare the Credit Facility terminated and declare all amounts outstanding under the Credit Agreement and the other documents executed by the Company in connection therewith to be due and payable whereupon the same shall immediately become due and payable. If an Event of Default described in clause (vi) above has occurred and is continuing, the Credit Facility shall immediately terminate and all amounts outstanding under the Credit Agreement and the other documents executed in connection therewith shall immediately become due and payable.

                   DESCRIPTION OF THE CONVERTIBLE DEBENTURES

    The Convertible Debentures were issued by the Company pursuant to the several Security Purchase Agreement each dated as of September 8, 1993 (each, a "Purchase Agreement" and collectively, the "Purchase Agreements"). The following statements are subject to the detailed provisions of the Purchase Agreements and are qualified in their entirety by reference to the Purchase Agreements, a form of which is filed as an exhibit to the Registration Statement of which this Proxy Statement/ Prospectus is a part and is also available for inspection at the offices of the Company.

GENERAL

    The Convertible Debentures represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under " -- Subordination of Convertible Debentures," and convertible into Common Stock as described under " -- Conversion." At May 31, 1996, $10,000,000 principal amount of Convertible Debentures were outstanding. The Convertible Debentures mature on August 31, 2003, unless earlier redeemed at the option of the Company or at the option of a Holder upon a Change of Control (as defined below). See " -- Redemption" and "Purchase of Convertible Debentures Upon a Change of Control." The Convertible Debentures are not subject to a sinking fund. The Convertible Debentures are issued in fully registered form only in denominations of $1,000 or any integral multiple thereof.

    No established trading market exists for the Convertible Debentures. See "
- -- Market Information."

    Interest at the annual rate of 8.0% is payable quarterly in arrears on each February 28, May 31, August 31 and November 30. The Company has not paid interest since February 28, 1995. As of May 31, 1996, the amount of interest arrearages on the Convertible Debentures was approximately $1 million.

REDEMPTION

    MANDATORY. The Company is required to redeem on August 31, 2003, the aggregate amount of outstanding Convertible Debentures at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date.

    OPTIONAL. The Convertible Debentures may be redeemed upon 30 days notice, in whole or in part, on any interest payment date after August 31, 1996 (three year non-call) at the following prices (expressed as a percentage of par) if redeemed during the twelve month period beginning August 31 of the year indicated below, plus accrued interest:

YEAR                                                                          REDEMPTION PRICE
- ----------------------------------------------------------------------------  ----------------
1996........................................................................        106.00%
1997........................................................................        105.15%
1998........................................................................        104.30%
1999........................................................................        103.45%
2000........................................................................        102.60%
2001........................................................................        101.75%
2002........................................................................        100.85%
2003 and thereafter.........................................................        100.00%

    The Company is required to give written notice of redemption of the Convertible Debentures pursuant to the Purchase Agreements to each Holder of any outstanding Convertible Debentures not less than 30 nor more than 60 days prior to the date fixed for such redemption in such notice, which notice shall specify the principal amount to be redeemed, together with the premium to be paid thereon and the date fixed for such redemption. Upon the giving of notice of any redemption as provided in related Purchase Agreement, the Company will redeem on the date therein fixed for redemption the applicable redemption price of the Convertible Debentures so to be redeemed as specified in such notice, together with interest accrued thereon to such date fixed for redemption.

CONVERSION


    The Convertible Debentures may be converted at their principal amount or any portion thereof which is an integral multiple of $1,000 at any time prior to the close of business on August 31, 2003 subject to prior redemption or purchase at the option of the Holder of Convertible Debentures into shares of the Company's Common Stock par value $.001 per share (calculated as to each conversion to the nearest 1/100th of a share), at the conversion price of $4.00 per share (the "Conversion Price"), subject to adjustment as described below. The conversion price per share for any Convertible Debenture not tendered pursuant to the Exchange Offer will be $108, subject to adjustment as described below. The Company will not be required to issue fractional shares of Common Stock but will pay a cash adjustment in lieu thereof. In the case of any Convertible Debenture or portion thereof called for redemption, conversion rights will expire at the close of business on the business day immediately preceding the date fixed for redemption. A Convertible Debenture for which a Holder of Convertible Debentures has delivered notice exercising the option of such Holder of Convertible Debentures to require the Company to purchase such Convertible Debenture may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the Holder of Convertible Debentures prior to the close of business on the purchase date in accordance with the Securities Purchase Agreement. Convertible Debentures surrendered for conversion during the period from the close of business on any record date next preceding any date specified in the related Purchase Agreement as the fixed date on which an installment of interest thereon is due and payable (the "Interest Payment Date") to the opening of business on such Interest Payment Date (except Convertible Debentures called for redemption) must be accompanied by payment of an amount equal to the interest thereon which the Holder of Convertible Debentures is to receive. In the case of any Convertible Debenture which has been converted after any record date but on or before the next Interest Payment Date (except Convertible Debentures called for redemption within such period), the interest payable on such Interest Payment Date shall be paid notwithstanding such conversion, and such interest shall be paid to the Holder of such Convertible Debenture on such record date. Except as described above, no interest on converted Convertible Debentures will be payable by the Company on any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends is to be made upon conversion.


    The Conversion Price is subject to adjustment as set forth in the Securities Purchase Agreement in certain events, including (i) the subdivision, combination or reclassification of the outstanding Common Stock of the Company; (ii) the issuance of Common Stock as a dividend or distribution on Common Stock; (iii) the issuance of rights, warrants or options (expiring within 45 days after the record date in respect of such rights, warrants or options) to an affiliate and/or all holders of Common Stock entitling them to acquire shares of Common Stock (or securities convertible into or exchangeable for Common Stock) at less than the current market price (as defined in the Purchase Agreements) of the Common Stock; (iv) the distribution to all holders of Common Stock or shares of any class of capital stock other than Common Stock, of cash or assets (including securities, but excluding any regular or quarterly cash dividends or distributions paid out of consolidated current or retained earnings), any rights, options warrants to purchase securities of the Company, and the issuance of any class of capital stock as a dividend or distribution on Common Stock; or
(v) certain mergers, consolidations or sales of assets. There will be no upward adjustment in the Conversion Price except in the event of a reverse stock split. The Company is not required to make any adjustment in the Conversion Price of less than $0.05, but the same will be carried forward and taken into account in the computation of any subsequent adjustment.

    Conversion Price adjustments or omissions in making such adjustments may, under certain circumstances, be deemed to be distributions that could be taxable as dividends under the Internal Revenue Code to Holders of Convertible Debentures or to holders of Common Stock.

    In case of any reclassification (excluding those referred to above), merger, consolidation or sale of substantially all the assets of the Company as an entirety, the Holder of each outstanding Convertible Debenture shall have the right to convert such Convertible Debenture only into the kind and amount of securities, cash and other property receivable by a holder of the number of shares of Common Stock into which such Convertible Debentures might have been converted immediately prior to the effective date of the transaction.

    The Company shall at all times reserve and keep available, free from preemptive rights, out of authorized but unissued Common Stock, the full number of shares of Common Stock then issuable upon the conversion of all outstanding Convertible Debentures. All outstanding shares of Common Stock are, and the shares of Common Stock issuable upon conversion of the Convertible Debentures will be, upon issuance, validly issued, fully paid and nonassessable.

SUBORDINATION OF CONVERTIBLE DEBENTURES

    The payment of the principal of, premium, if any, interest on and all other amounts with respect to the Convertible Debentures is subordinated in right of payment, to the extent set forth in the Purchase Agreements, to the prior payment in full of all Senior Indebtedness (as defined below) of the Company. By reason of such subordination of the Company, whether in bankruptcy, insolvency, reorganization, marshaling of assets and liabilities of the Company or similar events, certain general creditors of Company may recover more, ratably, than the Holders of the Convertible Debentures. There are no restrictions in the Purchase Agreements on the amount of Senior Indebtedness or any other indebtedness that may be incurred by the Company or any of its subsidiaries, and the Convertible Debentures will be subordinate to substantially all future indebtedness of the Company and its subsidiaries. No payment on account of principal of, premium, if any, interest on, or any other amounts with respect to the Convertible Debentures may be made unless all amounts then due for principal of, premium, if any, and sinking fund requirements and interest on, and any other amounts with respect to any Senior Indebtedness have been paid; and no payment on account of principal of, premium, if any, interest on, or any other amounts with respect to the Convertible Debentures may be made unless there shall not have existed at the time of payment or immediately after giving effect thereto any default in the payment of any amounts with respect to Senior Indebtedness or any event of default with respect to any Senior Indebtedness permitting acceleration of maturity of such Senior Indebtedness. Upon any distribution of the assets of the Company or upon any dissolution, winding up, liquidation, or reorganization of the Company, the holders of Senior Indebtedness will be entitled to receive payment in full before the Holders of the Convertible Debentures are entitled to receive any payment.

    Senior Indebtedness is defined in the Purchase Agreement as the principal of or premium, if any, unpaid interest on and any other amounts with respect to (i) indebtedness for borrowed money for the payment of which the Company is responsible or liable or the payment of which the Company has guaranteed, whether such indebtedness is outstanding as of the date of the Securities Purchase Agreement or thereafter created, incurred, assumed or guaranteed by the Company, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is specifically provided that such indebtedness is not superior in right of payment to the Convertible Debentures; (ii) capital lease obligations determined in accordance with generally accepted accounting principals; (iii) any reimbursement and cash collateralization obligations under letters of credit; (iv) obligations under bankers' acceptances and interest rate hedge or currency hedge agreements; (v) all interest on such amounts accruing after the commencement of any bankruptcy or similar proceeding of which the Company or any of its subsidiaries is the subject, whether or not a claim for post-petition interest is allowed as a claim in any such proceeding, and including all fees, expenses and other amounts payable in connection therewith; and (vi) renewals, extensions, modifications and refundings of any such indebtedness or obligations.

    The Convertible Debentures will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's subsidiaries. Any right of the Company to receive assets of any such subsidiary upon the latter's liquidation or reorganization (and the consequent right of the Holders of the Convertible Debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinated to any obligations secured by the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

    At May 31, 1996, the aggregate amount of Senior Indebtedness of the Company and indebtedness of its consolidated subsidiaries was approximately $18.4 million.

PURCHASE OF CONVERTIBLE DEBENTURES UPON A CHANGE OF CONTROL

    In the event of any Change in Control (as defined below) of the Company occurring prior to maturity, each Holder of Convertible Debentures will have the right, at the Holder's option, subject to the terms and conditions of the Purchase Agreements, to require the Company to purchase all or any part (provided that the remaining principal amount thereof is $1,000 or an integral multiple thereof), of the Holder's Convertible Debentures on the date that is no later than 30 business days after the occurrence of such Change in Control (the "Change in Control Purchase Date") at a cash price equal to 100% of the principal amount thereof plus accrued interest to and including the Change in Control Purchase Date (the "Change in Control Purchase Price").

    Within 15 business days after the Change in Control, the Company is obligated to mail to the registered agent for the Holders of the Convertible Debentures (the "Agent") and to all Holders of Convertible Debentures at their addresses shown in the register of the registrar (and to beneficial owners as required by applicable law) a notice regarding the Change in Control, which notice shall state, among other things: (i) the last date on which the purchase right may be exercised; (ii) the Change in Control Purchase Price; (iii) the Change in Control Purchase Date; (iv) the name and address of the Agent (if other than the Company) and of any other office or agency maintained for the purpose of surrender of the Convertible Debentures for purchase; and (v) the procedures that Holders of Convertible Debentures must follow to exercise these rights. The Company will cause a copy of such notice to be published in a daily newspaper of national circulation.

    To exercise this right, the Holder of Convertible Debentures must deliver written notice (a "Change in Control Purchase Notice") to the Agent or to any other office or agency maintained for such purpose, of the exercise of such right prior to the close of business on the Change in Control Purchase Date. The Change in Control Purchase Notice must state: (i) the certificate numbers on the Convertible Debentures to be delivered by the Holder of Convertible Debentures thereof for purchase by the Company; (ii) the portion of the principal amount of the Convertible Debentures to be purchased, which portion must be $1,000 or an integral multiple thereof; and (iii) that such Convertible Debentures are to be purchased by the Company on the Change in Control Purchase Date pursuant to the applicable provisions of the Convertible Debentures.

    Any Change in Control Purchase Notice may be withdrawn by the Holder of Convertible Debentures by a written notice of withdrawal delivered to the Agent or to any other office or agency maintained for such purpose on or prior to the close of business on the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount and the certificate numbers of the Convertible Debentures as to which the withdrawal notice relates and the principal amount, if any, which remains subject to the original Change in Control Purchase Notice.

    Under the Securities Purchase Agreement, a "Change in Control" of the Company is deemed to have occurred at such time as (x) there shall be consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Company's Voting Stock (as defined below) would be converted into cash, securities or other property, other than, in either case, a merger of the Company in which the holders of Voting Stock of the Company immediately prior to the merger have directly or indirectly, at least a majority of Voting Stock of the surviving corporation immediately after the merger or (y) any person, including its Affiliates, other than Lynda Wellman, Richard Wellman or the Company, its subsidiaries or their employee benefit plans, files a Schedule 13D or 14D-l (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of the Company's Voting Stock. "Voting Stock" means, with respect to any person, capital stock of such person having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

    Notwithstanding the foregoing, a Change in Control as described above shall not be deemed to have occurred if (i) the Closing Price per share of the Common Stock for any five trading days within the period of ten consecutive trading days ending immediately before the Change in Control (in the case of a Change in Control described in clause (x) above) or, in the case of a Change in Control described in clause (y) above, within such period or within the period of ten consecutive trading days commencing on the date immediately after the later of the Change in Control or the public announcement of the Change in Control, is at least equal to 105% of the conversion price in effect on the date immediately preceding the date of such Change in Control or public announcement, as the case may be, (ii) the average Closing Price per share of the Common Stock for the ten consecutive trading days ending immediately before the Change in Control (in the case of a Change in Control described in clause (x) above) or, in case of a Change in Control described in clause (y) above, for such period or for the ten consecutive trading days commencing on the date immediately after the later of the Change in Control or the public announcement of the Change in Control, is greater than 100% of the conversion price in effect on the date immediately preceding the date of such Change in Control or public announcement, as the case may be, (iii) all of the consideration to the holders of Common Stock in the transaction giving rise to such Change in Control consists of cash, securities that are, or immediately upon issuance will be, listed on the national securities exchange or quoted on The Nasdaq National Market System, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the daily closing prices of such securities during the ten consecutive trading days commencing with the sixth trading day following consummation of such transaction) allocable to each share of Common Stock is greater than 100% of the conversion price in effect on the date immediately preceding the closing date of such transaction or (iv) at least 90% of the consideration in any consolidation, merger, recapitalization or business combination, however effected, accounted for as a pooling of interests, consists of common stock which is (or will, upon consummation of such transaction or event, be) listed on a national securities exchange or approved for quotation on The Nasdaq National Market System.

CERTAIN COVENANTS

    Payment of Convertible Debentures. The Company shall pay the principal of and interest on the Convertible Debentures on the dates and in a manner provided in the Convertible Debentures. Principal and interest shall be considered paid on the date due if the Paying Agent (other than the Company or a Subsidiary thereof) holds on the date money designated for and sufficient to pay all principal of and interest on the Convertible Debentures then due.

    To the extent lawful, the Company shall pay interest on (I) overdue principal, at 10.0% per annum, compounded quarterly and (ii) installments of overdue interest at 10.0% per annum. Interest is payable on overdue principal and interest regardless of the applicable grace period.

    DEMAND REGISTRATION RIGHTS. Holders of at least 51.0% principal amount of the Convertible Debentures acting jointly, and as one class, may demand that the Company have a Registration Statement under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Common Stock issuable upon conversion of the Convertible Debentures, filed within six months and declared effective within nine months following the date of such demand (the "Demand Date"), which Registration Statement would permit public trading of such Common Stock, and to keep such registration effective for three years thereafter. This covenant will be deleted pursuant to the Amendments.

    PIGGYBACK REGISTRATION RIGHTS. Whenever the Company proposes to register any of its securities under the 1933 Act and the registration form to be used may be used for the registration of Registerable Securities (a "Piggyback Registration"), the Company will give prompt notice to all holders of Registerable Securities of its intention to effect such registration and, subject to underwriter cutbacks, will include in such registration all Registerable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice. For purposes of the Convertible Debentures, "Registerable Securities" means any shares of Common Stock into which the Convertible Debentures have been converted.

    FINANCIAL INFORMATION. The Company will deliver to the Holders of Convertible Debentures copies of the annual and quarterly reports and other information, documents, and other reports which the Company is required to file with the SEC pursuant to any provision of the Securities and Exchange Act of 1934, and of any other reports or information which the Company delivers or makes available to any of its security holders, within five (5) days of filing such reports with the SEC or of delivery to the Company's security holders, as the case may be.

    So long as any of the Convertible Debentures remain outstanding, the Company shall cause quarterly reports for the first three quarters of each fiscal year and annual reports which it would be required to file under any provision of the Exchange Act if it had a class of securities listed on a national securities exchange, together with copies of a consolidating balance sheet of the Company and its subsidiaries as of the end of each such accounting period and of the related consolidating statements of income and cash flow for the portion of the year then ended, to be mailed to the Holders of Convertible Debentures at their address appearing in the register within five (5) days of when such report would have been required to be filed under Section 13 of the Exchange Act.

    The Company shall also make such reports available promptly to prospective purchasers of the Convertible Debentures, beneficial Holders of the Convertible Debentures, securities analysts and broker-dealers upon their reasonable request.

    INSPECTION RIGHTS. Holders of at least $1 million in aggregate principal amount of the Convertible Debentures (at issuance), at such Holders' expense (unless a Default or an Event of Default has occurred and is continuing, in which case at the Company's expense), shall have the right to visit and inspect any of the properties of the Company and its Subsidiaries, to examine the books of account and records of the Company and its Subsidiaries, to be provided with copies and extracts therefrom, to discuss the affairs, finances and accounts of the Company and its Subsidiaries with, and to be advised as to the same by, its and their officers and employees and their independent public accountants (and the Company authorizes such independent public accountants to discuss the Company's and its Subsidiaries financial matters with such Holder of Convertible Debentures or its representatives, regardless of whether any representative of the Company or any of its Subsidiaries is present, but provided that an officer of the Company will be afforded a reasonable opportunity to be present at any such discussion), all at such reasonable times and intervals during normal business hours and upon reasonable prior notice. The Company will likewise afford such Holders the opportunity to obtain any information, to the extent the Company or any of its Subsidiaries possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy or any of the representations and warranties made by the Company under the Securities Purchase Agreement. Each Holder of Convertible Debentures agrees to keep all information received pursuant to the "DISCLOSURE" section of the Securities Purchase Agreement confidential, except that disclosure can be made: (I) to any governmental body (including for this purpose the National Association of Insurance Commissioners) having jurisdiction over the holder of the Convertible Debentures in the law or ordinary course of business; (ii) to any other person pursuant to subpoena or other process, whether legal, administrative or other;
(iii) to the Holder of the Convertible Debentures' officers, directors, trustees, employees, legal counsel, financial advisors, auditors or accountants who need access to such information in connection with their duties, provided that such party agrees to keep such information confidential in accordance with this paragraph; (iv) to any transferee or prospective institutional purchaser of a Debenture who agrees to be bound by this paragraph; or (v) to the extent necessary in

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
the enforcement of such Holder of Convertible Debentures' rights under the Securities Purchase Agreement and under the Convertible Debentures during the continuance of a Default or Event of Default.

    INTEREST COVERAGE RATIO. The Company shall not permit the Interest Coverage Ratio (defined as the ratio of Consolidated Cash Flow to Total Net Interest Expense) of the Company for the immediately preceding four fiscal quarters as determined as of the last day of each fiscal quarter beginning May 31, 1994 to be less than 2.0 to 1.0. This covenant will be deleted pursuant to the Amendments.

    MAINTENANCE OF CONSOLIDATED NET WORTH. The Company shall furnish to the Holders of Convertible Debentures an Officer's Certificate within 60 days after the end of the first three fiscal quarters of the Company's Fiscal Year and 90 days after the end of its Fiscal Year, setting forth the Consolidated Net Worth (defined as common equity) of the Company as of the end of such fiscal quarter or Fiscal Year. For each four fiscal quarter period ending on the dates set forth below, the Consolidated Net Worth of the Company at the end of at least one of the four fiscal quarters ending during such period shall be equal to or greater than the amount set forth across from such dates for such fiscal quarters:

                                                                          ONE QUARTER WITH A
                                                                        CONSOLIDATED NET WORTH
DATE                                                                         OF AT LEAST:
- ----------------------------------------------------------------------  ----------------------
November 30, 1993.....................................................     $      6,000,000
February 28, 1994.....................................................            6,000,000

May 31, 1994..........................................................            6,000,000
August 31, 1994.......................................................            8,000,000
November 30, 1994.....................................................            8,000,000
February 28, 1995.....................................................            8,000,000

May 31, 1995..........................................................            8,000,000
August 31, 1995.......................................................           10,000,000
November 30, 1995.....................................................           10,000,000
February 29, 1996.....................................................           10,000,000

May 31, 1996..........................................................           10,000,000
August 31, 1996.......................................................           11,000,000
November 30, 1996.....................................................           11,000,000
February 28, 1997.....................................................           11,000,000

May 31, 1997..........................................................           11,000,000
August 31, 1997.......................................................           12,000,000
November 30, 1997.....................................................           12,000,000
February 28, 1998.....................................................           12,000,000

May 31,1998...........................................................           12,000,000
August 31, 1998.......................................................           13,000,000
November 30, 1998.....................................................           13,000,000
February 28, 1999.....................................................           13,000,000

May 31, 1999..........................................................           13,000,000
August 31, 2000.......................................................           14,000,000
November 30, 2000.....................................................           14,000,000
February 29, 2000.....................................................           14,000,000

May 31, 2000..........................................................           14,000,000
August 31, 2000 and thereafter........................................           15,000,000

This covenant will be deleted pursuant to the Amendments.

    COMPLIANCE CERTIFICATE. The Company shall deliver to the Holders of Convertible Debentures, within 45 days after the end of each of the first three fiscal quarters of each Fiscal Year and within 90 days after the end of each Fiscal Year, an Officers' Certificate stating that a review of the activities of the Company during the preceding Fiscal Year, as the case may be, has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Securities Purchase Agreement, and further stating that, to the best knowledge of each such Officer signing such certificate, the Company has kept, observed, performed and fulfilled each and every covenant contained in the Securities Purchase Agreement, and is not in default in the performance or observance of any of the terms, provisions and conditions hereof, and to the best of such Officer's knowledge, no event has occurred and is continuing which is, or after notice or lapse of time or both would become, a Default or an Event of Default, or if such an event has occurred and is continuing, specifying each such event known to such Officer and the nature and status thereof.

    The Company, so long as any of the Convertible Debentures are outstanding, shall deliver to the Holders of Convertible Debentures, forthwith upon becoming aware of any Default, Event of Default or default in the performance of any covenant, agreement or condition contained in the Convertible Debentures, the Securities Purchase Agreement or any of the Collateral Documents, an Officer's Certificate specifying such Default, Event of Default and the nature and status thereof.

    STAY, EXTENSION AND USURY LAWS. The Company covenants (to the extent it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law which would prohibit or forgive the Company from paying all or a portion of the principal of or interest on the Convertible Debentures as contemplated herein, wherever enacted, now or at any time hereinafter in force, or which may materially affect the covenants or the performance of the Securities Purchase Agreement in a manner inconsistent with the provisions of the Securities Purchase Agreement. The Company expressly waives all benefit or advantage of any such law, and will covenant that it will not hinder, delay or impede the execution of any power granted to the Holders of Convertible Debentures, but will suffer and permit the execution of every such power as though no such law had been enacted. If a court of competent jurisdiction proscribes that the Company may not waive its rights to take the benefit or advantage of any stay or extension law or any usury law or other law in accordance with the prior sentence, then the obligation to pay interest on the Convertible Debentures shall be reduced to the maximum legal limit under applicable law governing the interest payable in connection with the Convertible Debentures.

    LIMITATION ON ACTIVITIES. The Company shall not be permitted to engage in any business or investment activities other than those necessary for, incident to, connected with, or arising out of its principal activities in the aircraft parts industry or a directly related industry. This covenant will be deleted pursuant to the Amendments.

    SALE OF ASSETS. The Company shall not sell, lease, transfer or dispose of any of its interest in its respective properties or assets, whether real, personal or mixed, or tangible or intangible, other than in the ordinary course of business consistent with prudent business practice.

    ACCOUNTING CHANGES. The Company will use one of the following accounting firms, or their respective successors: Arthur Andersen, Coopers & Lybrand, Deloitte & Touche, Ernst & Young, KPMG Peat Marwick, Price Waterhouse, or Grant Thornton.

    INVESTMENT COMPANY ACT. The Company shall not become an investment act company subject to registration under the Investment Company Act of 1940, as amended.

    LIMITATION ON MERGER CONSOLIDATION OR SALE. Except for certain limited circumstances, the Company shall not without the consent of a majority of the Holders of Convertible Debentures consolidate or merge with or into, or sell, transfer, lease or convey all or substantially all of its assets to, any person, provided HOWEVER, that the Company will be permitted to consolidate or merge a wholly-owned subsidiary into the Company or another wholly-owned subsidiary of the Company. Such action, in certain instances, will result in a redemption of the Convertible Debentures at the option of the Holders of Convertible Debentures subject to the redemption provisions contained in the Change of Control covenant herein.

    EXISTENCE. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence in accordance with the organizational documents of the Company and the rights (charter and statutory), licenses and franchises of the Company; PROVIDED, HOWEVER, that the Company shall not be required to preserve any such right, license or franchise if the Board of Directors of the Company shall determine in good faith in accordance with the Company's charter documents that the preservation thereof is no longer desirable in the conduct of the business of the Company taken as a whole and that the loss thereof is not adverse in any material respect to the Holders of Convertible Debentures.

    MAINTENANCE OF PROPERTIES. The Company shall maintain, preserve, protect and keep its properties in good repair, working order and condition (ordinary wear and tear excepted), and make necessary and proper repairs, renewals and replacements so that its business carried on in connection therewith may be properly conducted at all times consistent with past practices of International Airline Support Group, Inc.

    MAINTENANCE OF INSURANCE. The Company shall, and shall cause each of its Subsidiaries to, maintain insurance in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Company and its subsidiaries operate.

    All insurance shall be maintained with insurance carriers having an A.M. Best & Co. rating of
"A-" or better.

    BOOKS AND RECORDS. The Company shall keep books and records which accurately reflect all of its business affairs and transactions and permit any Holder of Convertible Debentures or any of its representatives, at reasonable times and intervals during normal business hours, and upon reasonable prior notice, to visit the Company offices, to discuss financial matters with representatives of senior management and independent public accountants (and the Company shall authorize such independent public accountants to discuss the Company's financial matters with any Holder of Convertible Debentures or its representative whether or not any representative of the Company is available to be present but provided that an officer of the Company shall be afforded a reasonable opportunity to be present at any such discussion) and to examine (and, at the expense of the Company, photocopy extracts from) any of its books or other corporate records.

    COMPLIANCE WITH ERISA.  The Company shall not permit any ERISA Affiliate to
(i) terminate, any Welfare Plan so as to result in any liability of the Company or ERISA Affiliate to the PBGC; (ii) permit to exist any other event or condition that presents a material risk of such termination by the PBGC of any Welfare Plan, including, but not limited to, the occurrence of any Reportable Event; (iii) withdraw, or permit any ERISA Affiliate to incur any withdrawal liability with respect to any Multi employer Plan; or (iv) permit a Reportable Event to occur with respect to any Welfare Plan which would present a material risk to the Company of incurring a liability on account of such Welfare Plan.

    TRANSFER OF THE CONVERTIBLE DEBENTURES. The Convertible Debentures may not be transferred except in compliance with the Securities Act of 1933, as amended, and no other Holder of the Convertible Debentures may transfer any Convertible Debentures in an aggregate principal amount less than the lessor of (i) all of the Convertible Debentures held by such Holder of Convertible Debentures or (ii) $500,000.

    MODIFICATION OF CERTAIN AGREEMENTS. With the consent of the Holders of at least a majority in aggregate principal amount of the outstanding Convertible Debentures, the Agent and the Company may execute a supplemental agreement to add provisions to, or change in any manner or eliminate any provisions of, the Securities Purchase Agreement or modify in any manner the rights of the Holders of Convertible Debentures; provided however, that, without the consent of the Holder of each outstanding Convertible Debenture, no such supplemental agreement shall (i) extend the stated maturity of any Convertible Debenture, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof or reduce the premium payable upon the redemption thereof or the amount payable thereon in the event of acceleration or the amount thereof payable in bankruptcy; (ii) reduce the aforesaid percentage of Holders of Convertible Debentures which are required to consent to any such supplemental agreement; or (iii) make any change that adversely affects the right to convert or the conversion price for any Convertible Debenture; provided further that no such supplemental agreement shall modify or eliminate the provisions of the Securities Purchase Agreement relating to the subordination of the Convertible Debentures in any manner that might terminate or impair the subordination of the Convertible Debentures to Senior Indebtedness without the prior written consent of all the holders of the Senior Indebtedness.

EVENTS OF DEFAULT

    An "Event of Default" occurs under the Purchase Agreements if:

           (i)
           there is a default in the payment of the principal of or premium, if any, on any Convertible Debenture when and as the same shall become due and payable, whether at stated maturity, by acceleration, by notice of prepayment or otherwise; or

          (ii)
           default shall be made in the payment of any interest on any Convertible Debenture when and as such interest shall become due and payable, and such default shall have continued for a period of 10 days; or

         (iii)
           default shall be made in the performance or observance of any covenant, agreement or condition continued in the "INTEREST COVERAGE
    RATIO," "CHANGE IN CONTROL," or "MAINTENANCE OF CONSOLIDATED NET WORTH" sections of the Purchase Agreements; or

          (iv)
           default shall be made in the performance or observance of any other covenant, agreement or condition contained in the Purchase Agreements or the related registration rights agreement, and such default shall have continued for a period of 30 days after such default shall first have become known to the Company; or

           (v)
           any event shall occur or any condition shall exist in respect of any Indebtedness of the Company (other than the Convertible Debentures)
    in any aggregate principal amount of $500,000 or more, or under any agreement securing or relating to any of such Indebtedness, the effect of which is to cause the acceleration of the maturity of such Indebtedness, or any such Indebtedness shall not have been paid at the final maturity date thereof and any applicable grace period shall have expired; or

          (vi)
           the Company shall (a) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property, (b) be generally unable to pay its debts as such debts become due, (c) make a general assignment for the benefit of its creditors, (d) commence a voluntary case under Title 11, United States Code or any similar federal or state law for the relief of debtors (the "Bankruptcy Laws") (as now or hereafter in effect), (e) file a petition seeking to take advantage of any other law providing for the relief of debtors, (f) fail to controvert in a timely or appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under such Bankruptcy Laws, (g) take any action under the laws of its jurisdiction of incorporation analogous to any of the foregoing, or (h) take any corporate action for the purpose of effecting any of the foregoing; or

         (vii)
           a proceeding or case shall be commenced, without the application or consent of the Company in any court of competent jurisdiction, seeking (1) the liquidation, reorganization, dissolution, winding up, or composition or readjustment of its debts, (2) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets, or (3) similar relief in respect of it, under any law providing for the relief of debtors, and such proceeding or case shall continue undismissed, or unstayed and in effect, for a period of 30 days; or an order for relief shall be entered in an involuntary case under such Bankruptcy Laws, against the Company; or action under the laws of the jurisdiction of incorporation of the Company analogous to any of the foregoing shall be taken with respect to the Company and shall continue unstayed and in effect for any period of 30 days; or

        (viii)
           final judgment for the payment of money shall be rendered by a court of competent jurisdiction against the Company and the Company shall not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof within 60 days from the date of entry thereof and within said period of 60 days, or such longer period during which execution of such judgment shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal, and such judgment together with all other such judgments shall exceed in the aggregate $500,000;

          (ix)
           any representation or warranty made by the Company in the Securities Purchase Agreement or in any certificate or other instrument delivered hereunder or thereunder or pursuant hereto or thereto or in connection with any provision hereof of thereof shall be false or incorrect; or

           (x)
           either the Company or any of its ERISA Affiliates as employers under any multi-employer plan, within the meaning of Section 4001(a)(3) of
    ERISA, shall have incurred, in connection with a complete or partial withdrawal from such multi-employer plan, withdrawal liability that is reasonably likely to have a material adverse effect on the business, business prospects, operations, properties or financial condition of the Company, or of the Company and its Subsidiaries;

then (A) upon the occurrence of any Event of Default described in subsection
(vi) or (vii) above, the unpaid principal amount of all Convertible Debentures, together with the interest accrued thereon and all other amounts payable by the Company hereunder and, to the extent permitted by applicable law, an amount equal to the premium that would be payable if the Company were redeeming the Convertible Debentures at such time pursuant to Purchase Agreements (or if such time is prior to August 31, 1996, then on September 1, 1996), shall automatically become immediately due and payable, without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by the Company or (B) upon the occurrence of any other Event of Default, the Holders of at least a majority in principal amount of the then outstanding Convertible Debentures, provided that Convertible Debentures owned by the Company or any affiliate of the Company shall be disregarded and not deemed outstanding for this purpose (the "Majority Holders"), may, by written notice to the Company, declare the unpaid principal amount of all Convertible Debentures to be, and the same shall forthwith become, due and payable, together with the interest accrued thereon and all other amounts payable by the Company hereunder and, to the extent permitted by applicable law, an amount equal to the premium that would be payable if the Company were redeeming the Debentures at such time pursuant to the Purchase Agreements (or if such time is prior to August 31, 1996, then on September 1, 1996), provided that, during the existence of an Event of Default described in clauses (i) or (ii) above with respect to any Convertible Debenture, the Holder of such Convertible Debentures may, by written notice to the Company declare such Convertible Debenture to be, and the same shall forthwith become, due and payable, together with the interest accrued thereon and all other amounts payable by the Company hereunder and, to the extent permitted by applicable law, an amount equal to the premium that would be payable if the Company were redeeming the Convertible Debentures at the time pursuant to the Purchase Agreements (of if such time is prior to August 31, 1996, then on September 1, 1996). If any Holder of any Convertible Debenture shall exercise the option specified in the proviso to the preceding sentence, the Company will forthwith give written notice thereof to the Holders of all other outstanding Convertible Debentures and each such Holder of Convertible Debentures may (whether or not such notice is given or received), by written notice to the Company, declare the principal of all Convertible Debentures held by it to be, and the same shall forthwith become, due and payable, together with the interest accrued thereon and all other amounts payable by the Company hereunder and, to the extent permitted by applicable law, an amount equal to the premium that would be payable if the Company were redeeming the Debentures at the time pursuant to the Purchase Agreements (or if such time is prior to August 31, 1996, then on September 1, 1996).

    However, if at any time after any Convertible Debenture shall have so become due and payable, the Company shall pay all arrears of interest on the Convertible Debentures and all payments on account of the principal of and premium (if any) on the Convertible Debentures which shall have become due otherwise than by acceleration (with interest on such principal, premium (if any) and, to the extent permitted by law, on overdue payments of interest, at the rate specified in the Convertible Debentures) and all Events of Default (other than nonpayment of principal of and accrued interest on Convertible Debentures, and amounts equal to premium as aforesaid, due and payable solely by virtue of acceleration) shall be remedied or waived pursuant to the Purchase Agreements, then, and in every such case, the Majority Holders, by written notice to the Company, may rescind and annul any such acceleration and its consequences; but no such action shall affect any subsequent Default or Event of Default or impair any right consequent thereon.

    Within forty-five days after the end of the first three fiscal quarters of the Company's fiscal year and within ninety days after the end of its fiscal year, an Officer's Certificate of Compliance with the Agreement must be delivered to the Holders of Convertible Debentures. A written statement regarding any Events of Default discovered by the Company's independent certified public accountants must be delivered to the Holders of Convertible Debentures within ninety days of the end of the fiscal year. Immediately upon becoming aware of any default, event of default, or default in the performance of any covenant, agreement or condition contained in the Convertible Debentures or the Purchase Agreements, written specifying such default, event of default, or default in performance and the nature and status thereof must be delivered to the Holders of the Convertible Debentures. Such notice must be in writing and delivered, telecopied or mailed, first class postage prepaid to the Holders of the Convertible Debentures at their addresses as set forth in the Purchase Agreements or at such other address as has been designated by a Holder of Convertible Debentures by written notice to the Company.

MARKET INFORMATION


    No active trading market for the Convertible Debentures exists. Because there are only approximately 50 holders of Convertible Debentures, trading in the Convertible Debentures is extremely limited and sporadic. The last trade of the Convertible Debentures known to the Company occurred in October, 1995, when the largest single holder of the Convertible Debentures sold all of the Convertible Debentures held by it for a cash price equal to $150 per $1,000 principal amount of the Convertible Debentures, to one or more other substantial Holders of the Convertible Debentures. Convertible Debentures not tendered in the Exchange Offer may experience a significant decrease in liquidity.


MODIFICATIONS OF THE TERMS OF THE CONVERTIBLE DEBENTURES OR THE RIGHTS OF THE HOLDERS OF THE CONVERTIBLE DEBENTURES

    The Purchase Agreements permit the Company to amend or waive compliance with any term, covenant, agreement or condition of the Purchase Agreements by one or more substantially concurrent written instruments signed by the Majority Holders; provided, however, that (i) no such amendment or waiver shall: (a) reduce the principal of, or reduce the rate of or change the time for payment of interest on or any premium payable upon redemption or the amount payable in bankruptcy with respect to, any Convertible Debenture, or extend the maturity of any Convertible Debenture, without the consent of the Holder of each Convertible Debenture so affected; or (b) modify any of the provisions of the Securities Purchase Agreement or of the Convertible Debentures with respect to the payment or prepayment thereof, or reduce the percentage of the Holders of Convertible Debentures required to approve any such amendment or effectuate any such waiver, without the consent of the Holders of all of the Convertible Debentures at the time outstanding; or (c) make any change that adversely affects the right to convert or the conversion price of any Convertible Debenture, without the consent of the Holders of all of the Convertible Debentures at the time outstanding; or (d) modify or eliminate the provisions of the Securities Purchase Agreement relating to the subordination of the Convertible Debentures in any manner that might terminate or impair the subordination of the Convertible Debentures to Senior Indebtedness, without the prior written consent of the holders of Senior Indebtedness, and (ii) no such waiver shall extend to or affect any obligation not expressly waived or impair any right consequent thereon.

    Any amendment or waiver to the Convertible Debentures or the Purchase Agreements shall apply equally to all the Holders of the Convertible Debentures and shall be binding upon them, upon each future Holder of any Convertible Debenture and upon the Company, in each case whether or not a notation thereof shall have been placed on any Convertible Debenture.

    So long as any outstanding Convertible Debentures are owned by any institutional Holder, the Company will not solicit, request or negotiate for or with respect to any proposed waiver or amendment of any of the provisions of the Purchase Agreements or the Convertible Debentures unless each Holder of Convertible Debentures (irrespective of the amount of Convertible Debentures then owned by it) shall be informed thereof by the Company and shall be afforded the opportunity of considering the same and shall be supplied by the Company with sufficient information to enable it to make an informed decision with respect thereto. Executed or true and correct copies of any amendment or waiver effected pursuant to the provisions of the Purchase Agreements shall be delivered by the Company to each Holder of Convertible Debentures forthwith following the date on which the same shall have been executed and delivered as set forth herein. Neither the Company nor any of its subsidiaries will, directly or indirectly, pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, to any Holder of Convertible Debentures as consideration for or as an inducement to the entering into by any Holder of Convertible Debentures or any amendment or waiver of any of the terms and provisions of the Purchase Agreements unless such remuneration is concurrently paid, on the same terms, ratably to the Holders of all of the Convertible Debentures outstanding at the time such offer is made, and who consented to such amendment or waiver.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    After the Restructuring, the authorized capital stock of the Company will consist of 20,000,000 shares of Common Stock, par value $.001 per share and 2,000,000 shares of Preferred Stock par value $.001 per share. As of May 31, 1996, there were 4,041,779 shares of Common Stock outstanding which were held of
record by 105 stockholders and beneficially by     stockholders and no shares of
Preferred Stock outstanding. Immediately following completion of the Restructuring, there will be 2,395,105 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.


COMMON STOCK

    Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of an outstanding Preferred Stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and nonassessable.

    The transfer agent for the Common Stock is The First Union National Bank of North Carolina.

PREFERRED STOCK

    Pursuant to the Preferred Stock Authorization, the Company's Board of Directors will have the authority to issue shares of Preferred Stock in one or more series and to fix, by resolution, the voting powers, full or limited or no voting powers, and such designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Delaware law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the stockholders. Any share of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights or both.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

    The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy consent, tender offer, merger, or otherwise, and thereby protect the continuity of the Company's management.

DIRECTORS' LIABILITY

    The Company has included in its Restated Certificate provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (provided that such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit) and in its Bylaws provisions to indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

    STOCKHOLDER ACTION BY WRITTEN CONSENT. The Certificate of Incorporation will be amended to provide that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, and the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action is specifically denied. This provision of the Certificate of Incorporation may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.


    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws will be amended to provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 30 days nor more than 60 days prior to the meeting; provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provision may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting. As set forth below, this provision of the Bylaws may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.


    ADJOURNMENT OF MEETINGS OF STOCKHOLDERS. The Bylaws will be amended to provide that when a meeting of stockholders of the Company is convened, the presiding officer, if directed by the Board of Directors, may adjourn the meeting if no quorum is present for the transaction of business or if the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders or to otherwise effectively exercise their voting rights. This provision will, under certain circumstances, make more difficult or delay actions by the stockholders opposed by the Board of Directors. The effect of such provision could be to delay the timing of a stockholders' meeting, including in cases where stockholders have brought proposals before the stockholders which are in opposition to those brought by the Board of Directors and therefore may provide the Board of Directors with additional flexibility in responding to such stockholder proposals. As set forth below, this provision of the Bylaws may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.

    AMENDMENT OF THE BYLAWS. The Certificate of Incorporation will be amended to provide that no provision of the Bylaw may be amended, altered, changed or repealed by the stockholders of the Company, nor may any provision of the Bylaws inconsistent with such provision be adopted by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock. This provision will make it more difficult for stockholders to make changes to the Bylaws that are opposed by the Board of Directors. This provision of the Certificate of Incorporation may not be amended, modified or repealed by the stockholders of the Company, except with the consent of holders of three-fourths of the Company's outstanding Common Stock.

    If adopted, the Charter Amendments will not become effective unless and until the Closing occurs. Adoption of the Charter Amendments requires the affirmative vote of the holders of a majority at the shares of Common Stock outstanding. See "Stockholders' Meeting, Voting Rights and Proxies -- Proposed Amendment to the Company's Certificate of Incorporation: Provisions Affecting Corporate Governance" and "Description of Capital Stock."

                                 LEGAL MATTERS

    Certain legal matters in connection with the Restructuring, including the validity of the shares of Common Stock to be issued pursuant to the Exchange Offer, will be passed upon for the Company by King & Spalding.

                                    EXPERTS

    The audited financial statements and schedules of the Company for the three years ended May 31, 1995 are included in this Proxy Statement/Prospectus in reliance upon the report of Grant Thornton LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

    Any holder of Common Stock and any person who will become a holder of Common Stock who wishes to present a proposal for inclusion in the Company's proxy statement for the next annual meeting of stockholders must comply with the rules and regulations of the Commission then in effect. Such proposal must be received by the Secretary of the Company at 8095 N.W. 64th Street, Miami, Florida 33166,
no later than             , 1997, in order to be considered for inclusion in the
Company's next annual meeting proxy statement.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
Audited Consolidated Financial Statements
    Report of independent certified public accountants.....................................................         F-
    Consolidated balance sheets as of May 31, 1995 and 1996................................................         F-
    Consolidated statements of operations for the years ended May 31, 1994, 1995 and 1996..................         F-
    Consolidated statements of stockholders' equity (deficit) for the years ended May 31, 1994, 1995 and
     1996..................................................................................................         F-
    Consolidated statements of cash flows for the years ended May 31, 1994, 1995 and 1996..................         F-
    Notes to consolidated financial statements.............................................................         F-

                        REPORT OF INDEPENDENT CERTIFIED
                              PUBLIC ACCOUNTANTS


The Board of Directors and Stockholders
International Airline Support Group, Inc.

We have audited the accompanying consolidated balance sheets of International Airline Support Group, Inc. and Subsidiaries as of May 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of International Airline Support Group, Inc. and Subsidiaries as of May 31, 1995 and 1996 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, the Company is in default under its debt agreements which could result in the lenders demanding payment under the Company's long-term debt agreements, raising substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited Schedule II of International Airline Support Group, Inc. and Subsidiaries for each of the three years in the period ended May 31, 1996. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

GRANT THORNTON LLP

Miami, Florida
July 12, 1996

          INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                              MAY 31, 1995 AND 1996


                                    ASSETS

                                                                                 1995            1996
                                                                                 ----            ----

Current assets
   Cash and cash equivalents (Note A)                                         $  848,331      $  940,274
   Accounts receivable, net of allowance for doubtful accounts
    of approximately $619,000 in 1995 and $735,000 in 1996                     2,592,463       2,014,691
   Notes receivable                                                              313,490               -
   Inventories (Notes A, C and D)                                              6,497,270       9,277,315
   Deferred tax benefit - current, net of valuation allowance
    of $1,146,000 in 1995 and $960,000 in 1996 (Note F)                                -               -
   Other current assets                                                           31,480          68,798

                                                                             -----------     -----------
             Total current assets                                             10,283,034      12,301,078

Property and equipment (Notes A, D, E and R)
   Land                                                                          330,457               -
   Aircraft held for lease                                                     3,289,613       2,974,760
   Building and leasehold improvements                                           715,772          36,815
   Machinery and equipment                                                       940,948         972,507
                                                                             -----------     -----------
                                                                               5,276,790       3,984,082
   Less accumulated depreciation                                               1,980,927       2,051,620
   Land and building held for sale, net                                                -         750,000
                                                                             -----------     -----------
            Property and equipment, net                                        3,295,863       2,682,462
                                                                             -----------     -----------
Other assets
   Deferred debt costs, net (Note A)                                             931,932         762,431
   Deferred tax benefit, net of valuation allowance of
    $3,894,000 in 1995 and $3,011,000 in 1996 (Note F)                                 -               -
   Deferred restructuring fees                                                         -         334,860
   Deposits and other assets                                                           -          51,500
                                                                             -----------     -----------
                                                                                 931,932       1,148,791
                                                                             -----------     -----------

                                                                             $14,510,829     $16,132,331
                                                                             -----------     -----------
                                                                             -----------     -----------

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
   Current maturities of long-term obligations (Note D)                       $ 1,812,040     $ 3,695,108
   Long-term obligations in default classified as current (Notes B and D)      18,083,334      14,041,667
   Accounts payable                                                             1,650,078       2,171,496
   Accrued expenses (Note O)                                                    2,226,900       3,233,231
                                                                              -----------     -----------
            Total current liabilities                                          23,772,352      23,141,502

Long-term obligations, less current maturities (Notes B and D)                    440,377         406,760

Commitments and contingencies (Notes E, M and P)                                        -               -

Stockholders' equity (deficit) (Notes G and H)
   Preferred Stock - $.001 par value; authorized 500,000 shares;
    0 shares outstanding in 1995 and 1996.                                              -               -
   Common stock - $.001 par value; authorized 20,000,000 shares;
    issued and outstanding  4,041,779 shares in 1995 and 1996.                      4,042           4,042
   Additional paid-in capital                                                   2,654,332       2,654,332
   Accumulated deficit                                                        (12,360,274)    (10,074,305)
                                                                              -----------     -----------
           Total stockholders' deficit                                         (9,701,900)     (7,415,931)
                                                                              -----------     -----------

                                                                              $14,510,829     $16,132,331
                                                                              -----------     -----------
                                                                              -----------     -----------


The accompanying notes are an integral part of these statements.

              INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF OPERATIONS

                           YEARS ENDED MAY 31, 1994, 1995 AND 1996


                                                            1994                1995                1996
                                                       -------------       ------------        -------------
Revenues
    Net sales                                           $ 16,746,932        $ 21,998,869        $ 21,410,201
    Lease revenue                                          1,986,450           2,984,218           1,794,768
                                                       -------------       -------------       -------------
            Total revenues                                18,733,382          24,983,087          23,204,969

Cost of sales (Note N)                                    22,104,131          17,712,427          13,207,671
Selling, general and administrative
 expenses (Notes N and O)                                  6,943,147           4,358,119           3,921,795
Provision (recovery) for doubtful accounts                 1,487,969            (334,571)            464,099
Depreciation and amortization                              2,475,071           1,400,832           1,153,477
Losses of service center subsidiary (Note Q)               1,922,086             675,860                   -
                                                       -------------       -------------       -------------
            Total operating costs                         34,932,404          23,812,667          18,747,042
                                                       -------------       -------------       -------------

            Income (loss) from operations                (16,199,022)          1,170,420           4,457,927

Interest expense                                           2,953,220           2,564,318           2,191,968
Interest and other income                                    (87,600)           (602,943)            (34,058)
Unusual and nonrecurring items (Note P)                            -            (177,115)                  -
                                                       -------------       -------------       -------------
            Earnings (loss) before income taxes,
             equity in loss of joint venture, and
             extraordinary item                          (19,064,642)           (613,840)          2,300,017

Provision for income taxes (benefit) (Note F)             (2,475,185)                  -              14,048
                                                       -------------       -------------       -------------
            Earnings (loss) before equity in loss of
             joint venture and extraordinary item        (16,589,457)           (613,840)          2,285,969

Equity in loss of joint venture (Note J)                    (423,224)                  -                   -
                                                       -------------       -------------       -------------

            Earnings (loss) before extraordinary item    (17,012,681)           (613,840)          2,285,969

Extraordinary loss on the extinguishment of debt
 (Note D)                                                   (363,022)                  -                   -
                                                       -------------       -------------       -------------
            Net earnings (loss)                        $ (17,375,703)        $  (613,840)       $  2,285,969
                                                       -------------       -------------       -------------
                                                       -------------       -------------       -------------

Per share data:
    Primary earnings (loss) per common and common
     equivalent shares
        Earnings (loss) before extraordinary item          $  (4.21)             $  (.15)             $  .57
        Extraordinary item                                     (.09)                   -                   -
                                                           ---------           ---------            --------
            Net earnings (loss)                            $  (4.30)             $  (.15)             $  .57
                                                           ---------           ---------            --------
                                                           ---------           ---------            --------
    Weighted average shares outstanding used in
     primary calculation                                  4,041,779            4,041,779           4,041,779
                                                       -------------       -------------       -------------
                                                       -------------       -------------       -------------


    Fully-diluted earnings (loss) per common and
     common equivalent shares
        Earnings (loss) before extraordinary item           $ (4.21)             $  (.15)             $  .47
        Extraordinary item                                     (.09)                   -                   -
                                                           ---------           ---------            --------
            Net earnings (loss)                             $ (4.30)             $  (.15)             $  .47
                                                           ---------           ---------            --------
                                                           ---------           ---------            --------

    Weighted average shares outstanding used in
     fully-diluted calculation                            4,041,779            4,041,779           6,541,779
                                                       -------------       -------------       -------------
                                                       -------------       -------------       -------------



The accompanying notes are an integral part of these statements.

        INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                   Common Stock
                                            -------------------------          Additional         Retained
                                             Number of           Par            Paid-In           Earnings
                                               Shares           Value           Capital           (Deficit)            Total
                                            -----------       --------       -------------     --------------    -------------
Balance at June 1, 1993                       4,009,112       $  4,009        $  2,540,030      $   5,629,269     $  8,173,308
Issuance of common stock                         32,667             33             114,302                  -          114,335
Net loss                                              -              -                   -        (17,375,703)     (17,375,703)
                                            -----------       --------       -------------     --------------    -------------
Balance at May 31, 1994                       4,041,779          4,042           2,654,332        (11,746,434)      (9,088,060)
Net loss                                              -              -                   -           (613,840)        (613,840)
                                            -----------       --------       -------------     --------------    -------------
Balance at May 31, 1995                       4,041,779          4,042           2,654,332        (12,360,274)      (9,701,900)
Net earnings                                          -              -                   -          2,285,969        2,285,969
                                            -----------       --------       -------------     --------------    -------------
Balance at May 31, 1996                       4,041,779       $  4,042        $  2,654,332      $ (10,074,305)    $ (7,415,931)
                                            -----------       --------       -------------     --------------    -------------
                                            -----------       --------       -------------     --------------    -------------


The accompanying notes are an integral part of these financial statements.

           INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED MAY 31, 1994, 1995 AND 1996

                                                                            1994                1995               1996
                                                                        ------------        -----------        -----------

Cash flows from operating activities:
    Net earnings (loss)                                               $  (17,375,703)      $   (613,840)      $  2,285,969
    Adjustments to reconcile net earnings (loss) to net cash
     provided by (used in) operating activities:
        Depreciation and amortization                                      2,865,610          1,693,301          1,372,979
        Depreciation - service center                                        284,452            196,322                  -
        Gain on sale of aircraft held for lease                                    -                  -           (864,795)
        Gain on Express One transaction                                            -            (70,631)                 -
        Loss on Wellman transaction                                                -             33,575                  -
        (Increase) decrease in deferred tax benefit                           69,000            (23,696)                 -
        Equity in loss of  joint venture                                     423,224                  -                  -
        Decrease (increase) in accounts receivable                           (83,108)         1,224,560            577,770
        Decrease in notes receivable                                         800,000            806,510            313,490
        Decrease (increase) in income tax refund                          (1,930,000)         1,930,000                  -
        (Increase) decrease in inventories                                 8,243,147          4,910,834         (3,030,045)
        (Increase) decrease in other current assets                          981,557            154,271            (37,318)
        (Increase) decrease in other assets                                 (112,999)           178,322            (51,500)
        Increase (decrease) in accounts payable and accrued expenses       5,012,896         (4,591,430)         1,527,750
        (Decrease) in income taxes payable                                  (211,666)                 -                  -
                                                                        ------------        -----------        -----------
            Net cash provided by (used in) operating activities           (1,033,590)         5,828,098          2,094,300


Cash flows from investing activities:
    Proceeds from maturity of restricted certificates of deposit             356,115                  -                  -
    Capital expenditures                                                  (3,635,919)          (135,936)          (875,281)
    Proceeds from sale of aircraft held for lease                          1,000,000                  -          1,450,000
                                                                        ------------        -----------        -----------
            Net cash provided by (used in) investing activities           (2,279,804)          (135,936)           574,719

Cash flows from financing activities:
    Net payments under line of credit                                     (1,000,000)                 -                  -
    Borrowings under notes and leases                                     10,000,000                  -                  -
    Increase in deferred restructuring costs                                       -                  -           (334,860)
    Increase in deferred debt costs                                         (341,326)                 -            (50,000)
    Repayments of debt obligations                                        (5,760,432)        (4,939,621)        (2,192,216)
                                                                        ------------        -----------        -----------
            Net cash (used in) provided by financing activities            2,898,242         (4,939,621)        (2,577,076)
                                                                        ------------        -----------        -----------
Net increase (decrease) in cash and cash equivalents                        (415,152)           752,541             91,943
Cash and cash equivalents at beginning of period                             510,942             95,790            848,331
                                                                        ------------        -----------        -----------
Cash and cash equivalents at end of period                              $     95,790        $   848,331        $   940,274
                                                                        ------------        -----------        -----------
                                                                        ------------        -----------        -----------

Supplemental disclosures of cash flow information (Note K):
    Cash paid during the year for:
        Interest                                                        $  2,736,233        $ 2,167,279        $ 1,206,028
                                                                        ------------        -----------        -----------
                                                                        ------------        -----------        -----------
        Income taxes                                                    $          -        $         -        $    36,910
                                                                        ------------        -----------        -----------
                                                                        ------------        -----------        -----------


The accompanying notes are an integral part of these statements.

          INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        MAY 31, 1994, 1995 AND 1996

NOTE A - DESCRIPTION OF COMPANY BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  International Airline Support Group, Inc. and Subsidiaries (the "Company") is primarily engaged in the sale of aircraft, aircraft parts, leasing of aircraft and related services. Since its inception in 1982, the Company has become a primary source of replacement parts for widely operated aircraft models which are no longer in production such as the McDonnell Douglas DC-8 and DC-9. The Company supplies parts to over 500 customers worldwide. The Company previously was engaged in other activities through the Company's wholly-owned subsidiary, International Airline Service Center, Inc. ("Service Center"), which was an FAA certified repair facility engaged in the performance of maintenance checks required by the FAA on narrow body aircraft (see Note Q). The Company's other wholly-owned subsidiary, Brent Aviation, Inc. d/b/a Custom Air Transport was previously engaged in the flight operation of cargo aircraft (see Note P).

  a) Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in nonconsolidated entities are reported on the equity method.

  b) Cash and Cash Equivalents

  The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Included as cash equivalents at May 31, 1996 is $1,100,000 in certificates of deposit with a stated maturity of seven days.

  Cash balances in financial institution accounts are secured by the Federal Deposit Insurance Corporation ("FDIC") for amounts up to $100,000, per customer. At May 31, 1996, the Company's uninsured cash balances approximated $1,472,000.

  c) Inventories

  Inventories are stated at the lower of cost or market. The cost of aircraft parts is determined on a specific identification basis for those parts purchased individually or in lots where specific identification is practical. For parts acquired through whole aircraft purchases, the costs are assigned to pools which are amortized as part sales take place. The amortization is based upon the actual sales, except in any periods where sales are lower than expected, the estimated sales per the initial sales projection are used (which has a maximum life of 5 years). The amount of cost amortized is based upon the gross profit percentage as calculated from the estimated sales value of the parts. The sales value estimates are monitored by management, and adjusted periodically as necessary. Certain aircraft, which were previously leased have been classified as held for sale and are included in inventory.

  At May 31, 1995 and 1996, approximately 80% and 97%, respectively, of the ending inventory (including aircraft held for sale) was costed under the specific identification method, and the remaining 20% and 3%, respectively, was costed under the pooling method.

  d) Property and Equipment

  Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated life utilizing straight-line and accelerated methods. The estimated lives of the depreciable assets range from 5 to 31.5 years. Overhaul costs on aircraft held for lease are capitalized and depreciated over the estimated service life of the overhaul. For income tax purposes, accelerated methods of depreciation are generally used. Deferred income taxes are provided for the difference between depreciation expense for tax and financial reporting purposes.

          INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                       MAY 31, 1994, 1995 AND 1996


NOTE A - DESCRIPTION OF COMPANY BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
         - Continued

  e) Deferred Debt Costs

  Deferred debt costs principally relate to the costs associated with obtaining the Company's Senior Secured Notes and Convertible Subordinated Debentures. These costs are being amortized using the interest method over the life of the respective debt issue. Accumulated amortization at May 31, 1995 and 1996, was approximately $1,094,000 and $1,307,000, respectively.

  f) Earnings Per Share

  Primary earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding and common stock equivalents. Stock options and warrants are considered common stock equivalents unless their inclusion would be anti-dilutive. For the purpose of computing common stock equivalents for stock options and warrants, the modified treasury stock method was not used as the effect would be antidilutive. The Company's Convertible Subordinated Debentures ("Debentures") are not considered common stock equivalents for the purpose of computing primary earnings per share as the effective yield on the securities exceeded 66-2/3% of the average Aa corporate bond rate at the time of issuance.


  Fully diluted earnings (loss) per shares is computed for 1996 as if the Debentures were converted into common stock as of the beginning of the period (see Note D). Stock options and warrants are not considered common stock equivalents for the purpose of computing fully diluted earnings
  (loss) per share as the effect would be antidilutive under the modified treasury stock method. The Debentures and stock options and warrants are not considered common stock equivalents in fiscal years 1994 and 1995 due to the net losses for those periods.

  g) Revenue Recognition

  Revenue from the sale of parts is recognized when products are shipped to the customer. Revenue from the sale of aircraft is recognized when all consideration has been received and the buyer has taken delivery and acceptance of the aircraft. Lease revenue is recognized on an accrual basis, unless collectibility is uncertain.

  h) Employee Benefit Plan

  In fiscal 1992, the Company established a contributory 401(K) plan. The plan is a defined contribution plan covering all eligible employees of the Company, to which the Company makes certain discretionary matching contributions based upon the level of its employees' contributions. The amount charged to earnings in fiscal 1994, 1995 and 1996 were insignificant. The Company does not provide any health or other benefits to retirees.

  i) Stock Options

  Options granted under the Company's Stock Option Plans are accounted for under APB 25, "Accounting for Stock Issued to Employees," and related interpretations. In November 1995, the Financial Accounting Standards Board issued Statement 123, "Accounting for Stock-Based Compensation," which will require additional proforma disclosures for companies that will continue to account for employee stock options under the intrinsic value method specified in APB 25. The Company plans to continue to apply APB 25 and the only effect of adopting Statement 123 in fiscal 1997 will be the new disclosure requirement.

          INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                       MAY 31, 1994, 1995 AND 1996


NOTE A - DESCRIPTION OF COMPANY BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
          - Continued

  j) Fair Value of Financial Instruments

  The carrying value of cash and cash equivalents, trade receivables, and accounts payable approximate fair value due to the short term maturities of these instruments.

  k) Reclassifications

  Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

  l) Income Taxes

  Income taxes are provided based on earnings reported for tax return purposes in addition to a provision for deferred income taxes. Deferred income taxes are provided in order to reflect the tax consequences in future years of differences between the financial statement and tax basis on assets and liabilities at each year end.

  m) Management Estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at May 31, 1995 and 1996 and revenues and expenses during the periods then ended. The actual outcome of the estimates could differ from these estimates made in the preparation of the financial statements.

  n) Land and Building Held for Sale

  The land and building (the "property") held for sale represents the Company's corporate offices and adjacent warehouse located in Miami, Florida. Subsequent to May 31, 1996, the Company entered into a contract to sell the property, with an expected sales date in November 1996. As of May 31, 1995 and 1996, the net book value of the property was approximately $963,000 and $750,000, respectively. As of May 31, 1996, the property was written down to its market value, less estimated selling expenses. Included in depreciation expense for the year ended May 31, 1996 is approximately $190,000 relating to this write down.

NOTE B - GOING CONCERN

  Primarily as a result of the net losses experienced in fiscal 1994 and 1995, and the classification of certain debt obligations as current, the Company has a significant deficit in working capital and stockholders' equity. Currently, the Company is not in compliance with certain financial and other covenants under the loan agreements relating to the 12% Senior Secured Notes ("Notes"), issued July 1992, and the 8% Convertible Subordinated Debentures ("Debentures"), issued September 1993 (see Long-Term Obligations Note D). The Notes are secured by substantially all of the assets of the Company and the Debentures are subordinated in right of payment to the Notes.

  Excluding amounts scheduled to be repaid in fiscal 1997 under the terms of the agreements, $14,041,667 is subject to accelerated maturity and, as such, has been classified as a current liability in the Consolidated Balance Sheets at May 31, 1996. The Company has presented a restructuring proposal to the holders of the Notes and the Debentures which is described in a Registration Statement filed on Form S-4 filed by the Company with the Securities and Exchange Commission on July 12, 1996 (see Note R). However, there can be no assurance that the Company will be able to consummate a restructuring of its indebtedness. If the lenders were to accelerate maturity, the Company would not have sufficient funds to repay the debt obligations.

          INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                       MAY 31, 1994, 1995 AND 1996

NOTE B - GOING CONCERN - Continued

  As a result of the above factors, there exists substantial doubt about the Company's ability to continue in existence.

NOTE C - INVENTORY

  Inventories at May 31, 1995 and 1996 consisted of the following:

                                          1995          1996
                                      -----------   -----------

      Aircraft parts                  $ 4,063,352   $ 7,938,049
      Aircraft available for sale       2,433,918     1,339,266
                                      -----------   -----------
                                      $ 6,497,270   $ 9,277,315
                                      -----------   -----------
                                      -----------   -----------
NOTE D - LONG-TERM OBLIGATIONS

  Long-term obligations at May 31, 1995 and 1996 consisted of the following:

                                                      1995          1996
                                                  -----------   -----------

     12% Senior Secured Notes                     $ 9,850,000   $ 7,700,000

     8% Convertible Subordinated Debentures        10,000,000    10,000,000

     Mortgage note payable to bank                    455,420       429,260

     Notes payable due in equal monthly
      installments through October  1997,
      bearing interest at 9.5% to 11.5%
      collateralized by equipment                      16,363         8,000

     Capitalized lease obligations (Note E)            13,968         6,275
                                                  -----------    ----------

                                                   20,335,751    18,143,535

     Less:  Current maturities and long-term
             obligations in default classified
             as current                            19,895,374    17,736,775
                                                  -----------    ----------

                                                  $   440,377    $  406,760
                                                  -----------    ----------
                                                  -----------    ----------

  In July 1992, the Company issued $18.0 million of five (5) year 12% Senior Secured Notes ("Notes") due July 1997. In September of 1993, the note agreement was amended, to require a payment of $3,450,000 with the proceeds from the issuance of the Convertible Subordinated Debentures ("Debentures") and subsequent sinking fund payments of $3,233,333 in July 1994 and 1995 and $4,041,667 in July 1996 and 1997.

  In connection with this extinguishment, the Company recorded as an extraordinary item the loss on retirement of debt. Such costs included a 6% prepayment penalty as well as that portion of the deferred debt issuance costs associated with the Notes retired. In May 1996, the Company prepaid, without penalty $383,334 of the amount due in July 1996. The notes are secured by substantially all the assets of the Company. Warrants to purchase 1,093,528 shares of common stock were issued to the Noteholders at an exercise price of $5.38. The warrants have a five year term and carry restrictions regarding exercise and registration of the underlying shares. The security purchase agreement contains restrictive covenants requiring the Company to maintain a minimum net worth as well as certain financial ratios, restricts dividends and limits capital expenditures, indebtedness, liens, certain business activities and inventory purchases. The Company is in default of the loan agreement.

          INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                       MAY 31, 1994, 1995 AND 1996

NOTE D - LONG-TERM OBLIGATIONS - Continued

  In September 1993, the Company issued $10.0 million in Convertible Subordinated Debentures ("Debentures"), due August 2003, through a private placement offering. The Debentures may be redeemed in whole or in part after August 1996, upon 30 days notice by the Company. The Debentures are convertible to the Company's common stock at a price of $4.00 per share (2,500,000 shares). The Debentures conversion options carry restrictions regarding conversion and registration of the underlying shares. The Debenture holders have certain demand and piggy-back registration rights on the underlying shares. The Debentures have a fixed annual interest rate of 8%, with such interest payable quarterly. The securities purchase agreement contains restrictive covenants requiring the Company to maintain a certain level of consolidated net worth and certain financial ratios related to interest expense coverage. The Company is in default of the loan agreement.

  In May 1995, the Company received a notice of payment blockage from the holder of a majority of the Notes. The payment blockage prevented the Company from any scheduled interest payment on the Debentures, through November 1995. Irrespective of the payment blockage, the Company has not made any of the scheduled interest payments on the Debentures since February 1995. Included in the May 31, 1995 and 1996, financial statements is $200,000 and $1,000,000 representing accrued interest on the Debentures.

  In September 1992, the Company entered into a promissory note and mortgage and security agreement with a bank. The promissory note is payable in equal monthly installments of $2,180 plus interest through September 1997 when the remaining balance is due. The note has an interest rate of 1% above the bank's prime rate. The note is secured by a first mortgage on the land and building in Miami, Florida (see Note A). This property also has a junior mortgage in favor the holders of the notes.

  The scheduled maturities of long-term obligations in each of the next five years subsequent to May 31, 1996 are as follows: 1997 - $3,695,108, 1998 - $4,448,426, 1999 - $0, 2000 - $0, 2001 -$0 and thereafter $10,000,000.
  However, the Company is in default under the terms of the securities purchase agreement for the Notes and the Debentures. If the holders were to demand repayment, $14,041,667, which is scheduled to be paid subsequent to May 31, 1997, would be due immediately.

NOTE E - LEASES

  The Company conducts a portion of its operations utilizing leased equipment which has been capitalized. Following is a schedule of future minimum rental payments under capital leases together with the present value of future minimum rentals as of May 31, 1996.

        Future minimum lease payments                         $ 7,890
        Less amount representing interest                       1,615
                                                              -------
        Present value of  future minimum lease payments         6,275
        Current maturities                                      5,092
                                                              -------

        Long term obligations under capital leases             $1,183
                                                              -------
                                                              -------

  Capitalized equipment leases are accounted for and amortized as company-owned equipment. The following is a schedule of leased equipment under capital leases:

                                                 1995          1996
                                             ----------    ----------

        Equipment                            $  298,279    $  298,279
        Less:  Accumulated amortization         279,863       292,244
                                             ----------    ----------

                                             $   18,416    $    6,035
                                             ----------    ----------
                                             ----------    ----------

          INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                       MAY 31, 1994, 1995 AND 1996

NOTE E - LEASES - Continued

  The Company leased warehouse and hangar facilities as well as certain equipment under long-term operating lease agreements. Rental expense under these leases for the years ended May 31, 1994, 1995 and 1996 was approximately $242,000, $220,000 and $53,000, respectively. At May 31, 1996, there are no future minimum payments on non-cancellable operating leases.

  The Company currently leases an aircraft to a customer under a month to month operating lease. In addition to minimum base rentals, the lease agreement requires additional rent based upon aircraft usage. The net investment in aircraft held for or leased to customers was $2,210,202 and $1,849,143 at May 31, 1995 and 1996, respectively.

NOTE F - INCOME TAXES

  The provision for income taxes for the years ended May 31, 1994, 1995 and 1996 is as follows:

                                   1994            1995            1996
                              -------------      ---------      ----------
      Current provision:
        Federal               $ (2,544,185)      $       -      $   14,048
        State                            -               -               -
                              ------------       ---------      ----------
                                (2,544,185)              -          14,048
      Deferred provision            69,000               -               -
                              ------------       ---------      ----------
                              $ (2,475,185)      $       -      $   14,048
                              ------------       ---------      ----------
                              ------------       ---------      ----------

  The tax effect of the Company's temporary differences and carryforwards is as follows:

                                                                  1995             1996
                                                             -------------     -------------
       Deferred tax (benefits) - current:
         Reserve for overhaul costs                          $   (545,000)     $   (332,000)
         Bad debt reserve                                        (233,000)         (276,000)
         Inventory capitalization                                (188,000)         (145,000)
         Accrued payroll                                          (37,000)                -
         Accrued legal settlement costs                          (116,000)           (1,000)
         Accrued vacation                                         (16,000)          (15,000)
         Accrued - other                                          (11,000)           (4,000)
         Accrued repair costs                                           -          (187,000)
                                                             ------------      ------------

                                                             $ (1,146,000)     $   (960,000)
                                                             ------------      ------------
                                                             ------------      ------------

                                                                   1995              1996
                                                             ------------      -------------

       Deferred tax liabilities (benefits) - non-current:
         Depreciation                                        $    226,000      $    (17,000)
         Aircraft - capitalized maintenance                        36,000            36,000
         Restructuring charges                                   (702,000)         (160,000)
         Accrued interest income                                 (106,000)                -
         Net operating loss carryforward - federal             (2,941,000)       (2,467,000)
         Net operating loss carryforward - state                 (277,000)         (260,000)
         Minimum tax credit - federal                            (122,000)         (135,000)
         Other, net                                                (8,000)           (8,000)
                                                             ------------      ------------

                                                             $ (3,894,000)     $ (3,011,000)
                                                             ------------      ------------
                                                             ------------      ------------


          INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                       MAY 31, 1994, 1995 AND 1996

NOTE F - INCOME TAXES - Continued

  The Company has recorded valuation allowances equal to the amount of the deferred tax benefits at May 31, 1995 and 1996. The valuation allowance has decreased by $1,069,000 in fiscal 1996.

  The following table summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows:

                                                         1994     1995    1996
                                                         ----     ----    ----

      Statutory federal rate                            (34.0)%  (34.0)%  34.0%
      Operating losses with no current tax benefit       19.6     34.0     -.
      Tax benefit from net operating loss carryforward    -.       -.    (33.4)
                                                        ------   ------  ------

      Effective tax rate                                (14.4)%    -.      0.6%
                                                        ------   ------  ------
                                                        ------   ------  ------


  The Company has net operating loss carryforwards for federal and state purposes of approximately $7.3 and $7.2 million, respectively. The net operating losses will expire at various points through the year 2010. The Company has a federal minimum tax credit carryover of approximately $135,000 which may be utilized in future years to the extent that the regular tax liability exceeds the alternative minimum tax. Certain provisions of the tax law may limit the net operating loss and credit carryforwards available for use in any given year in the event of a significant change in ownership interest.

NOTE G - COMMON AND PREFERRED STOCK

  In July 1993, the Company amended the Articles of Incorporation to authorize the issuance of up to 500,000 shares of preferred stock. No such stock has been issued.

  In June 1993, the Company issued 32,667 shares of common stock to an individual in exchange for certain aircraft parts included in the Company's inventory.

NOTE H - STOCK OPTIONS

  The Stockholders in October 1989 approved a Stock Option Plan pursuant to which 350,000 shares of the Company's common stock were reserved for the grant of options to employees and directors of the Company or its subsidiaries. The issuance of the options and the form of the options shall be at the discretion of the Company's Compensation Committee. Information with respect to stock options under the plan is as follows:


                                             Number of Shares
                                --------------------------------------------
                                 Reserved       Outstanding       Available
                                ----------     -------------     -----------
      Balance June 1, 1994        315,000         150,500          164,500
      Granted                           -         265,000         (265,000)
      Expired                           -         (54,000)          54,000
      Canceled                          -         (66,500)          66,500
                                ---------      ----------         --------

      Balance May 31, 1995        315,000         295,000           20,000
      Granted                           -               -                -
      Expired                           -               -                -
      Canceled                          -         (25,500)          25,500
                                ---------      ----------         --------

      Balance May 31, 1996        315,000         269,500           45,500
                                ---------      ----------         --------
                                ---------      ----------         --------

          INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                       MAY 31, 1994, 1995 AND 1996

NOTE H - STOCK OPTIONS - Continued



  Effective in December 1994, the outstanding employee stock options were canceled and new options were issued through an Incentive Stock Option Agreement. Options were granted to purchase 265,000 shares at an exercise price of $.19, which equaled the fair market value of the Company's stock on the effective date of the grant. All options granted were fully vested at May 31, 1995, and expire in December 1999. Included in the above table are options granted to directors to purchase 30,000 shares at exercise prices ranging from $4.625 to $4.875 per share.

  In April 1992, the Company granted a lender options to purchase 100,000 and 50,000 shares with exercise prices of $4.875 and $4.625, respectively. The options expire in October 1996.

  In connection with the settlement of a legal dispute arising from a loan to the Company, in April 1992, the Company issued an option to the lender to purchase 200,000 shares at $3.25 per share, which approximated the market price on the date of the grant.

NOTE I - SALES TO MAJOR CUSTOMERS/FOREIGN AND DOMESTIC

  The Company sells aircraft and aircraft parts, and leases aircraft to foreign and domestic customers. Most of the Company's sales take place on an unsecured basis, and a majority of the sales are to aircraft operators.

  The information with respect to sales and lease revenue, by geographic area, is presented in the table below for the years ended May 31, 1994, 1995 and 1996.

                                                 (IN THOUSANDS)

                                          1994        1995        1996
                                       ---------   ---------   ----------

          United States                $  10,978   $  18,048   $  19,800
          Africa and Middle East           4,636       1,204         623
          Europe                             374       1,350         177
          Latin America                    2,178       4,347       2,454
          Canada                             558          34           -
          Asia                                 9           -         151
                                       ---------   ---------   ---------
                                       $  18,733   $  24,983   $  23,205
                                       ---------   ---------   ---------
                                       ---------   ---------   ---------

  The Company had part sales to a domestic customer which accounted for approximately 21% of net sales in fiscal 1996 and less than 10% of net sales in fiscal 1995. The Company did not have any sales to this customer in fiscal 1994. However, this customer has been the subject of intense scrutiny by the FAA since the crash of one of its aircraft in early May 1996. On June 17, 1996, the customer entered into a consent decree with the FAA. Pursuant to the consent decree, the customer agreed to ground all of its aircraft until it demonstrates compliance with specified safety and maintenance
  procedures.  The customer has not yet resumed operations.    Additionally,
  the Company has customers which in turn do business with this customer.
  There is no way to estimate the sales volumes to these other customers which may also be impacted by the aforementioned events. No other customer accounted for more than 10% of the Company's sales in fiscal 1996.

                                                                    (continued)

          INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                       MAY 31, 1994, 1995 AND 1996



NOTE I - SALES TO MAJOR CUSTOMERS/FOREIGN AND DOMESTIC - Continued

  The Company had sales to a Venezuelan customer which accounted for approximately 11% of net sales in fiscal 1995 and less than 10% in fiscal year 1994. Additionally, the Company sold 3 aircraft to a United States customer which represented 23% of net sales in fiscal 1995. The Company did not have any sales to this customer in previous fiscal years. The Company had sales to one African customer which accounted for less than 10% of net sales during the years ended May 31, 1996 and 1995, and 10% of net sales during the year ended May 31, 1994.

  The Company's allowance for doubtful accounts is based on management's estimates of the creditworthiness of its customers, and, in the opinion of management is believed to be set in an amount sufficient to respond to normal business conditions. Should such conditions deteriorate or any major credit customer default on its obligations to the Company, this allowance may need to be increased which may have an adverse impact upon the Company's earnings.

NOTE J - INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

  The Company had a 50% interest in A.P. Number 1, Inc., a joint venture corporation created to purchase, sell and lease aircraft and engines. In fiscal 1993, the Company advanced $5,000 and executed as co-maker, together with the Company's Joint Venture partner, a promissory note for $2,900,000 due October 31, 1993. The promissory note was also signed as co-maker by the then Chairman of the Company personally. The proceeds of the loan were advanced to the joint venture without any specific terms regarding repayment of principal or payment of interest, and the funds were used to purchase three aircraft.

  The joint venture's operations were not successful, and the joint venture was not able to make the required payments under the terms of the note. The Company was in default under the terms of the note due to nonpayment of principal and interest and in February 1994, the Company agreed upon a settlement with the lender, whereby the lender received title to the three
  (3) aircraft and $500,000 from the Company.

  All remaining liabilities have been satisfied and the joint venture has been dissolved. The Company's loss relating to the joint venture, as shown in the statement of operations for fiscal 1994, includes its share of the joint venture operating losses ($280,000) and its loss upon dissolution ($143,224).

NOTE K - SUPPLEMENTAL CASH FLOW DISCLOSURE

  During fiscal 1994, the Company acquired approximately $1,140,000 in equipment under a leasing arrangement which was classified as a capital lease obligation at May 31, 1994.

  The net change in inventory in fiscal 1995 and 1996, as derived from the change in balance sheet amounts, has been adjusted for the following items:


                                                                  1995            1996
                                                              -------------   -----------

    Net increase (decrease) in inventory                      $ (2,222,504)   $ 2,780,045
    Write-down of aircraft                                               -        250,000
    Transfer of aircraft from held for lease to inventory       (2,688,330)             -
                                                              ------------    -----------

         Cash flow impact from change in inventory            $ (4,910,834)   $ 3,030,045
                                                              ------------    -----------
                                                              ------------    -----------


  In fiscal 1994, the Company issued 32,667 shares of common stock in exchange for certain inventory.

            INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                         MAY 31, 1994, 1995 AND 1996

NOTE L - RELATED PARTY TRANSACTIONS

  During the year ended May 31, 1994, the Company sold an aircraft for $400,000 to a business partner of an outside director of the Company based upon management's best estimate of the aircraft's fair market value. The Company recorded a loss of approximately $106,000 on this transaction.

  In fiscal 1994, the Company paid approximately $54,000 to a director under a consulting agreement which originated in fiscal 1993. In 1994, the consulting agreement was terminated and a commission agreement was entered into. This consulting agreement, which originated in fiscal 1993, was terminated in 1994, and a commission agreement was entered into. Under the commission agreement, the director is entitled to 3-4% of revenues generated from sales to customers brought in by the director. In fiscal 1995 and 1996, the Company paid commissions of approximately $33,000 and $85,000, respectively.

  In connection with the issuance of the Senior Secured Notes, the Company's placement agent received a $720,000 placement fee, together with a warrant to purchase 273,382 shares of common stock at $5.3875 per share. In connection with the issuance of the Convertible Subordinated Debentures, this same placement agent received a $600,000 placement fee. A director of the Company was an employee of the placement agent.

  In fiscal 1994, the Company rented a condominium unit from an entity controlled by an officer/director. Total rent paid in fiscal 1994 was approximately $9,000.

NOTE M - FOURTH QUARTER ADJUSTMENTS

  The Company recorded a fourth quarter adjustment in 1994 in the amount of approximately $2,476,000 which related to reducing certain estimated tax benefits recorded in the third quarter, for which a 100% valuation allowance was established at year-end. Also, an adjustment was made for $110,000 reversing an inventory part included erroneously twice in inventory in the first, second, and third quarters. Also in the fourth quarter, certain charges recorded initially as restructuring charges in the third quarter were re-classified to cost of goods sold.

  The Company recorded a fourth quarter adjustment in 1996 in the amount of approximately $385,000 which related to capitalizing the costs incurred as a result of the planned restructuring (see Note R). Approximately $306,000 of these costs were expensed in the first three quarters of fiscal 1996.

NOTE N - COST OF SALES

  In the third quarter of fiscal 1994, the Company adopted a restructuring program designed to reduce costs, improve liquidity, and increase stockholder value. The restructuring program included the termination of the Company's President, other reductions in personnel, the sale of certain fixed assets and an intensive review of the Company's product lines and inventories.

  Cost of sales for fiscal 1994 includes charges aggregating $9.6 million relating to the following:

    1. Reductions of approximately $2.0 million in the carrying amount of the Company's inventory part pools resulting from changes in sales estimates and related inventory values, reflecting the deteriorating economic conditions in the industry.

    2. In March 1994, the Company entered into an agreement to sell three aircraft upon completion of certain repairs and maintenance that was expected to be completed in fiscal 1995. The Company recorded a provision of approximately $2.4 million at May 31, 1994, for the estimated excess of the final cost of the repairs and maintenance over the sales price, after overhauling the aircraft to meet the customer's contract specifications.

                                                                     (continued)

            INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                         MAY 31, 1994, 1995 AND 1996

NOTE N - COST OF SALES - Continued

    3. Writedowns approximating $3.1 million relating to weak current market conditions and the review of realizability of Company assets performed during the Company's restructuring program.

    4. Losses totaling approximately $2.1 million relating to the sale of a leased aircraft and the write-off of another aircraft due to a default by the lessee under the terms of the lease. In June 1995, the Company recovered this aircraft.

NOTE O - ACCRUED LIABILITIES

  Accrued liabilities consist of the following items:

                                              1995             1996
                                           ----------      ----------
  Customer deposits                        $  426,453     $   367,669
  Accrued repair costs                        224,406         187,157
  Accrued legal costs                          60,000               -
  Accrued interest                            399,030       1,165,468
  Accrued payroll                             282,834         399,886
  Accrued property taxes                        2,730          31,144
  Accrued commissions                         159,536         167,741
  Reserve for repair of leased aircraft       570,940         480,308
  Other                                       100,971         433,858
                                           ----------      ----------
                                           $2,226,900      $3,233,231
                                           ----------      ----------
                                           ----------      ----------

NOTE P - WELLMAN TRANSACTION

  In January 1995, the Company entered into an agreement with the former President and former Secretary of the Company whereby the Company transferred all of the outstanding stock of Brent Aviation, a wholly-owned subsidiary, to an affiliate of the former employees. In addition, the Company also transferred certain spare parts, components, inventory and equipment for B-727 series aircraft, and a McDonnell Douglas DC-4 aircraft. In consideration, the Company received $230,000 and agreed to lease a B-727 to the affiliate on a month-to-month basis.

  In addition, the employees resigned from all positions as officers or directors, granted a proxy to the Company enabling the Company's directors to vote 1.98 million shares of common stock held by the employees for a period of two years, and agreed not to compete or interfere with any of the businesses of the Company and its remaining subsidiaries for a period of two years. The Company further agreed to pay the former Secretary one year's salary as severance. As of May 31, 1995, $95,000 of the accrued severance was unpaid and was recorded in accrued liabilities. In fiscal 1996, this liability was paid in full. The Company also agreed to terminate its leasehold interest in a facility located at Grayson County, Texas Airport, allowing Brent Aviation to lease such facility for its operations.

NOTE Q - DISPOSAL OF SERVICE CENTER OPERATIONS


  In June 1994, the Company's Board of Directors unanimously voted to cease operations and to sell or otherwise dispose of the Company's wholly-owned subsidiary, International Airline Service Center, Inc. ("IASC"), which was an FAA certified repair facility engaged in the performance of maintenance check required by the FAA on narrow body aircraft, following the sale of certain of the Company's aircraft being serviced under contract by IASC.


                                                                     (continued)
                                     F-17

            INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                         MAY 31, 1994, 1995 AND 1996

NOTE Q - DISPOSAL OF SERVICE CENTER OPERATIONS - Continued

  During the third quarter of 1995, IASC fulfilled its obligations to service the aircraft and ceased operations. On January 31, 1995, IASC entered into an agreement with a third party, pursuant to which IASC assigned its interest in a certain equipment lease with a net book value of $826,965 at May 31, 1995, to the third party, and the third party assumed IASC's interests and obligations under such lease. IASC's interest in the lease as of May 31, 1995 was $897,596. Thus a gain of $70,631 was recognized as a result of the transaction. Pursuant to the transaction, IASC disposed of substantially all of its operating assets.

  As of May 31, 1995, IASC had an insignificant amount of assets and liabilities recorded on its books.

NOTE R - SUBSEQUENT EVENTS

  Subsequent to May 31, 1996, the Company entered into a contact to sell its premises in Miami, Florida for $850,000 in cash, less applicable selling costs. As the premises were written down to the estimated net realizable value as of May 31, 1996, no gain or loss is expected to be recognized upon completion on this transaction. The write down is included in depreciation expense in fiscal 1996.

  On July 12, 1996, the Company announced that it did not intend to pay the scheduled $3.7 million principal installment due on the Notes on July 17, 1996, pending redemption of the Senior Notes in connection with a restructuring of its indebtedness. The debt restructuring is described in a Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission, also on July 12, 1996. Pursuant to the proposed restructuring, the Company would offer to exchange (the "Exchange Offer")
  224.54 shares of its Common Stock for each $1,000 principal amount of the Convertible Debentures. In connection with the restructuring, the Company also intends to solicit proxies form the holders of its Common Stock to approve a 1-for-27 reverse stock split, to effect certain amendments to its Certificates of Incorporation and to approve a stock option plan. Consummation of the restructuring is subject to certain conditions.

  The Company also announced that, on July 11, 1996, the holder of a majority of the outstanding principal amount of the Notes (the "Majority Noteholders") executed a "Standstill Agreement" with the Company pursuant to which such holder agreed that it would refrain (to the extent provided therein) from exercising any rights or remedies it may have with respect to the Event of Default with respect to the Notes that will occur upon the Event of Default with respect to the Notes that will occur upon the Company's failure to pay the July 17, 1996 installment of principal.

  The obligations of the Majority Noteholder pursuant to the Standstill Agreement terminate on the earlier of (i) the 120th day following the date of the Standstill Agreement; (ii) the consummation of the restructuring; and
  (iii) the occurrence of certain specified events, including, among other things, the exercise by any creditor of the Company of any remedies against the Company with respect to the Company's obligations to such creditor and the first date on which, in the reasonable determination of the Majority Noteholder, any one of the conditions precedent to the restructuring is no longer capable of being satisfied.

          INTERNATIONAL AIRLINE SUPPORT GROUP, INC. AND SUBSIDIARIES

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS

                    YEARS ENDED MAY 31, 1994, 1995 AND 1996


                     COLUMN A                                COLUMN B            COLUMN C           COLUMN D       COLUMN E
                     --------                                --------    -----------------------    --------       --------
                                                                                Additions
                                                                         -----------------------
                                                            Balance at   Charged to     Charged                    Balance at
                                                            Beginning     Costs and     to Other                     End of
                   Description                              of Period      Expenses     Accounts    Deductions       Period
                   -----------                              ----------   ----------     --------    ----------      ---------
Year ended May 31, 1994
- -----------------------

   Reserves deducted from assets to which they apply:
     Allowance for possible losses on
      accounts receivable                                    $ 450,000   $ 1,337,969    $ 28,850    $ 876,605 (a)   $  940,214
                                                             ---------   -----------    --------    ---------       ----------
                                                             ---------   -----------    --------    ---------       ----------


Year ended May 31, 1995
- -----------------------

   Reserves deducted from assets to which they apply:
     Allowance for possible losses on
      accounts receivable                                    $ 940,214   $   406,147    $      -    $ 727,176 (a)   $  619,185
                                                             ---------   -----------    --------    ---------       ----------
                                                             ---------   -----------    --------    ---------       ----------

Year ended May 31, 1996
- -----------------------

   Reserves deducted from assets to which they apply:
     Allowance for possible losses on
      accounts receivable                                    $ 619,185   $  482,375     $      -    $ 366,874 (a)   $  734,686
                                                             ---------   -----------    --------    ---------       ----------
                                                             ---------   -----------    --------    ---------       ----------


(a)  Write-off of accounts receivable against the reserve.

                                APPENDIX A -- PROPOSED
                        RESTATED CERTIFICATE OF INCORPORATION

                                 RESTATED AND AMENDED
                             CERTIFICATE OF INCORPORATION
                                          OF
                      INTERNATIONAL AIRLINE SUPPORT GROUP, INC.


    International Airline Support Group, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

    1. The name of the corporation is International Airline Support Group, Inc. (the "Corporation"). The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 20, 1989.

    2. Pursuant to Sections 242 and 245 of the Delaware General Corporation Law, this Restated and Amended Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of the Corporation.

    3. This Restated and Amended Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

    4. Upon the filing in the Office of the Secretary of State of the State of Delaware of this Restated and Amended Certificate of Incorporation, the shares of common stock, par value $.001 per share, of the Corporation (the "Common Stock") issued and outstanding immediately prior to such filing of this Restated and Amended Certificate of Incorporation are hereby automatically reclassified and changed without any action on the part of the stockholders of the Corporation so that each twenty-seven (27) shares of Common Stock become one
(1) share of common stock, par value $.001 per share, of the Corporation, neither increasing nor decreasing the Corporation's stated capital thereby.

    5. The text of the Certificate of Incorporation as heretofore amended or supplemented is hereby restated and further amended to read in its entirety as follows:


                                      ARTICLE I
    The name of the Corporation is International Airline Support Group, Inc.

                                     ARTICLE II

    The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, New Castle County, Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

                                     ARTICLE III

    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

                                     ARTICLE IV

    The Corporation shall have authority to issue 20,000,000 shares of common stock, par value $.001 per share ("Common Stock"), and 2,000,000 shares of preferred stock, par value $.001 per share ("Preferred Stock").

                                      ARTICLE V

    The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware to establish from time to time the number of shares to be included in each such series and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

    The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

         (a) The number of shares constituting that series and the distinctive designation of that series;

         (b) The dividend rate on the shares of that series, if any, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

         (c) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

         (d) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

         (e) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

         (f) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

         (g) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

         (h) Any other relative rights, preferences and limitations of that series.

                                     ARTICLE VI

    Upon the filing of this Restated and Amended Certificate of Incorporation, the new Board of Directors of the Corporation shall consist of seven (7) members, but the number may be increased or decreased in the manner provided in the Bylaws of the Corporation; provided, however, that the number of directors constituting the full Board of Directors shall not be changed without the affirmative vote of at least seventy-five percent (75%) of the issued and outstanding shares of Common Stock. The names and mailing addresses of the persons who are to serve as the new directors of the Corporation upon the filing of this Restated and Amended Certificate of Incorporation are:

                        Alexius A. Dyer III
                        International Airline Support Group, Inc.
                        8095 N.W. 64th Street
                        Miami, Florida 33166

                        George Murnane III
                        International Airline Support Group, Inc.
                        8095 N.W. 64th Street
                        Miami, Florida 33166

                        E. James Mueller
                        International Airline Support Group, Inc.
                        8095 N.W. 64th Street
                        Miami, Florida 33166

                        Kyle R. Kirkland
                        International Airline Support Group, Inc.
                        8095 N.W. 64th Street
                        Miami, Florida 33166

                        --------------------------
                        --------------------------
                        --------------------------
                        --------------------------

                        --------------------------
                        --------------------------
                        --------------------------
                        --------------------------

                        --------------------------
                        --------------------------
                        --------------------------
                        --------------------------

                                     ARTICLE VII

    SECTION 1. The Board of Directors shall have the power to adopt, amend or repeal any provision of the Bylaws of the Corporation. Notwithstanding any other provision of this Restated and Amended Certificate of Incorporation or the Bylaws of the Corporation (and notwithstanding that some lesser percentage may be specified by law), no provision of the Bylaws of the Corporation shall be amended, modified or repealed by the stockholders of the Corporation, nor shall any provision of the Bylaws of the Corporation inconsistent with any such provision be adopted by the stockholders of the

Corporation, unless approved by the affirmative vote of at least seventy-five percent (75%) of the issued and outstanding shares of Common Stock.

    SECTION 2. Notwithstanding any other provision of this Restated Certificate of Incorporation or the Bylaws of the Corporation (and notwithstanding that some lesser percentage may be specified by law), no provision of Articles IV, V, VI, VII, VIII, or X of this Restated and Amended Certificate of Incorporation shall be amended, modified or repealed, nor shall any provision of this Restated and Amended Certificate of Incorporation inconsistent with any such provision be adopted, by the stockholders of the Corporation, unless approved by the affirmative vote of at least seventy-five percent (75%) of the issued and outstanding shares of Common Stock.

                                    ARTICLE VIII

    A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or
(iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of this Article by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of or prior to such repeal or modification.

                                     ARTICLE IX

    The provisions of Section 203 of the Delaware General Corporation Law, as in effect on the date hereof and as amended hereafter, shall not be applicable to the Corporation.

                                      ARTICLE X

    Notwithstanding any other provision of this Restated and Amended
Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding anything to the contrary specified by law, no action required or permitted to be taken at any annual or special meeting of the stockholders of the Corporation may be taken without such a meeting, and the power of stockholders of the Corporation to consent in writing to the taking of such action without a meeting, as contemplated by Section 228 of the Delaware General Corporation Law, is hereby specifically denied.

                                     ARTICLE XI

    Elections of directors need not be by written ballot except and to the extent provided in the Bylaws of the Corporation.

    IN WITNESS WHEREOF, this Restated and Amended Certificate of Incorporation has been signed as of this ___ day of _______________, 1996.


                               INTERNATIONAL AIRLINE SUPPORT GROUP, INC.


                               By:
                                   -------------------------------------------


                               Title:
                                      ----------------------------------------

                               Attest:


                               By:
                                   ------------------------------------------

                               Title:
                                      ---------------------------------------

                                APPENDIX B -- PROPOSED
                                  STOCK OPTION PLAN

                      INTERNATIONAL AIRLINE SUPPORT GROUP, INC.

            -------------------------------------------------------------

                    1996 LONG TERM INCENTIVE AND SHARE AWARD PLAN

            -------------------------------------------------------------

Section                                                                    Page
- -------                                                                    ----

    I.   Purposes..........................................................B-3

    II.  Definitions.......................................................B-3

    III. Administration....................................................B-5

         (A)  Authority of the Committee...................................B-5
         (B)  Manner of Exercise of Committee Authority....................B-6
         (C)  Limitation of Liability......................................B-7

    IV.  Shares Subject to the Plan........................................B-7

    V.   Specific Terms of Awards..........................................B-8

         (A)  General......................................................B-8
         (B)  Options......................................................B-8
         (C)  SARs.........................................................B-9
         (D)  Restricted Shares............................................B-10
         (E)  Restricted Share Units.......................................B-11
         (F)  Performance Shares and Performance Units.....................B-11
         (G)  Dividend Equivalents.........................................B-12
         (H)  Other Share-Based Awards.....................................B-13

    VI.  Certain Provisions Applicable to Awards...........................B-13

         (A)  Stand-Alone, Additional, Tandem and Substitute Awards........B-13
         (B)  Terms of Awards..............................................B-14
         (C)  Form of Payment Under Award..................................B-14
         (D)  Nontransferability...........................................B-14

    VII. Director's Options................................................B-14

         (A)  Annual Grant.................................................B-14

         (B)  Market Value.................................................B-14
         (C)  Termination of Service.......................................B-15
         (D)  Time and Method of Exercise..................................B-15
         (E)  Nontransferability...........................................B-15
         (F)  Adjustments..................................................B-15
         (G)  Administration...............................................B-15

   VIII. General Provisions................................................B-16

         (A)  Compliance with Legal and Trading Requirements...............B-16
         (B)  No Right to Continued Employment or Service..................B-16
         (C)  Taxes........................................................B-16
         (D)  Changes to the Plan and Awards...............................B-16
         (E)  No Rights to Awards; No Stockholder Rights...................B-17
         (F)  Unfunded Status of Awards....................................B-17
         (G)  Nonexclusivity of the Plan...................................B-17
         (H)  Not Compensation for Benefit Plans...........................B-18
         (I)  No Fractional Shares.........................................B-18
         (J)  Governing Law................................................B-18
         (K)  Effective Date; Plan Termination.............................B-18
         (L)  Titles and Headings..........................................B-18

                      INTERNATIONAL AIRLINE SUPPORT GROUP, INC.

            -------------------------------------------------------------

                    1996 LONG TERM INCENTIVE AND SHARE AWARD PLAN

            -------------------------------------------------------------


I. PURPOSES. The purposes of the 1996 Long Term Incentive and Share Award Plan are to advance the interests of International Airline Support Group, Inc. and its stockholders by providing a means to attract, retain, and motivate selected employees and non-employee directors of the Company, upon whose judgment, initiative and efforts the continued success, growth and development of the Company is dependent.

II. DEFINITIONS. For purposes of the Plan, the following terms shall be defined as set forth below:

    A. "Affiliate" means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under the Plan, provided that the Company directly or indirectly owns at least 20% of the combined voting power of all classes of stock of such entity or at least 20% of the ownership interests in such entity.

    B. "Award" means any Option, SAR, Restricted Share, Restricted Share Unit, Performance Share, Performance Unit, Dividend Equivalent, or Other Share-Based Award granted to an Eligible Employee under the Plan.

    C. "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award.

    D. "Beneficiary" means the person, persons, trust or trusts which have been designated by such Eligible Employee in his most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Eligible Employee, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

    E. "Board" means the Board of Directors of the Company.

    F. "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations thereunder.


    G. "Committee" means the Compensation Committee of the Board, or such other Board committee as may be designated by the Board to administer the Plan.

    H. "Company" means International Airline Support Group, Inc., a corporation organized under the laws of Delaware, or any successor corporation.


    I. "Director" means a member of the Board who is not an executive officer of the Company.

    J. "Director's Option" means a NQSO granted to a Director under Section
VII.

    K. "Dividend Equivalent" means a right, granted under Section V.G., to receive cash, Shares, or other property equal in value to dividends paid with respect to a specified number of Shares. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis.

    L. "Eligible Employee" means any employee of the Company or its Subsidiaries and Affiliates, including any director who is an employee.

    M. "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include successor provisions thereto and regulations thereunder.

    N. "Fair Market Value" means, with respect to Shares or other property, the fair market value of such Shares or other property determined by such methods or procedures as shall be established from time to time by the Committee. If a public market for the Company's Shares shall exist, unless otherwise determined by the Committee in good faith, the Fair Market Value of Shares shall mean the mean between the high and low selling prices per Share on the immediate preceding date (or, if the Shares were not traded on that day, the next preceding day that the Shares were traded) on the principal exchange or market on which the Shares are traded, as such prices are officially quoted on such exchange or market.

    O. "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

    P. "NQSO" means any Option that is not an ISO.

    Q. "Option" means a right, granted under Section V.B. or Section VII, to purchase Shares.

    R. "Other Share-Based Award" means a right, granted under Section V.H., that relates to or is valued by reference to Shares.

    S. "Participant" means an Eligible Employee or Director who has been granted an Award or Director's Option under the Plan.

    T. "Performance Share" means a performance share granted under Section V.F.

    U. "Performance Unit" means a performance unit granted under Section V.F.

    V. "Plan" means this 1996 Long Term Incentive and Share Award Plan.

    W. "Restricted Shares" means an Award of Shares under Section V.D. that may be subject to certain restrictions and to a risk of forfeiture.

    X. "Restricted Share Unit" means a right, granted under Section V.E., to receive Shares or cash at the end of a specified deferral period.

    Y. "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

    Z. "SAR" or "Share Appreciation Right" means the right, granted under
Section V.C., to be paid an amount measured by the difference between the exercise price of the right and the Fair Market Value of Shares on the date of exercise of the right, with payment to be made in cash, Shares, or property as specified in the Award or determined by the Committee.

    AA. "Shares" means shares of common stock, $.001 par value per share, of the Company.

    BB. "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns shares possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

III.  ADMINISTRATION.

    A. AUTHORITY OF THE COMMITTEE. Except as provided in Section VII, the Plan shall be administered by the Committee, and the Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

         1. to select Eligible Employees to whom Awards may be granted;

         2. to designate Affiliates;

         3. to determine the type or types of Awards to be granted to each Eligible Employee;

         4. to determine the type and number of Awards to be granted, the number of Shares to which an Award may relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price, or purchase price, and any bases for adjusting such exercise, grant or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an

Award, and waiver or accelerations thereof, and waivers of performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

         5. to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, exchanged, or surrendered;

         6. to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Eligible Employee;

         7. to prescribe the form of each Award Agreement, which need not be identical for each Eligible Employee;

         8. to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

         9. to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder;

         10. to accelerate the exercisability or vesting of all or any portion of any Award or to extend the period during which an Award is exercisable; and

         11. to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

    B. MANNER OF EXERCISE OF COMMITTEE AUTHORITY. The Committee shall have sole discretion in exercising its authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all persons, including the Company, Subsidiaries, Affiliates, Eligible Employees, any person claiming any rights under the Plan from or through any Eligible Employee, and stockholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.

    C. LIMITATION OF LIABILITY. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company's independent certified public accountants, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

IV.  SHARES SUBJECT TO THE PLAN.

    A. Subject to adjustment as provided in Section IV.C. hereof, the total number of Shares reserved for issuance in connection with Awards and Director's Options under the Plan shall be 598,782. No Award or Director's Option may be granted if the number of Shares to which such Award or Director's Option relates, when added to the number of Shares previously issued under the Plan, exceeds the number of Shares reserved under the preceding sentence. If any Awards or Director's Options are forfeited, canceled, terminated, exchanged or surrendered or such Award or Director's Option is settled in cash or otherwise terminates without a distribution of Shares to the Participant, any Shares counted against the number of Shares reserved and available under the Plan with respect to such Award or Director's Option shall, to the extent of any such forfeiture, settlement, termination, cancellation, exchange or surrender, again be available for Awards or Director's Options under the Plan; PROVIDED, HOWEVER, that in the case of forfeiture, cancellation, exchange or surrender of Restricted Shares or Restricted Share Units with respect to which dividends or Dividend Equivalents were accrued but unpaid, such dividends and Dividend Equivalents are also forfeited, canceled, exchange or surrendered. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be canceled to the extent of the number of Shares as to which the Award is exercised.

    B. Any Shares distributed pursuant to an Award or Director's Option may consist, in whole or in part, of authorized and unissued Shares or treasury Shares, including Shares acquired by purchase in the open market or in private transactions.

    C. In the event that the Committee shall determine that any dividend in Shares, recapitalization, Share split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Eligible Employees under the Plan, then the Committee shall make such equitable changes or adjustments as to deems appropriate and, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares which may thereafter be issued under the Plan, (ii) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards, and (iii) the exercise price, grant price, or purchase price relating to any Award; PROVIDED, HOWEVER, in each case that, with respect to ISOs, such adjustment shall be made in accordance with
Section 424(a) of the Code, unless the Committee determines otherwise. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria and performance objectives included in, Awards in recognition of unusual or non-recurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, or accounting principles; provided, however, that, if an Award Agreement specifically so provides, the Committee shall not have discretion to increase the amount of compensation payable under the Award to the extent such an increase would cause the Award to lose its qualification as performance-based compensation for purposes of Section 162(m)(4)(C) of the Code and the regulations thereunder.


V.  SPECIFIC TERMS OF AWARDS.

    A. GENERAL. Awards may be granted on the terms and conditions set forth in this Section V. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section VIII.D.), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding forfeiture of Awards or continued exercisability of Awards in the event of termination of employment by the Eligible Employee.

    B. OPTIONS. The Committee is authorized to grant Options, which may be NQSOs or ISOs, to Eligible Employees on the following terms and conditions:

         1. EXERCISE PRICE. The exercise price per Share purchasable under an Option shall be determined by the Committee, and the Committee may, without limitation, set an exercise price that is based upon achievement of performance criteria if deemed appropriate by the Committee.

         2. TIME AND METHOD OF EXERCISE. The Committee shall determine at the date of grant or thereafter the time or times at which an Option may be exercised in whole or in part (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), the methods by which such exercise price may be paid or deemed to be paid (including, without limitation, broker-assisted exercise arrangements), the form of such payment (including, without limitation, cash, Shares, notes or other property), and the methods by which Shares will be delivered or deemed to be delivered to Eligible Employees.

         3. ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that no ISO shall be granted more than ten years after the earlier of the date of adoption or stockholder approval of the Plan.

    C. SARs. The Committee is authorized to grant SARs (Share Appreciation Rights) to Eligible Employees on the following terms and conditions:

         1. RIGHT TO PAYMENT. An SAR shall confer on the Eligible Employee to whom it is granted a right to receive with respect to each Share subject thereto, upon exercise thereof, the excess of (a) the Fair Market Value of one Share on the date of exercise (or, if the Committee shall so determine in the case of any such right, the Fair Market Value of one Share at any time during a specified period before or after the date of exercise) over (b) the exercise price of the SAR as determined by the Committee as of the date of grant of the SAR (which, in the case of an SAR granted in tandem with an Option, shall be equal to the exercise price of the underlying Option).

         2. OTHER TERMS. The Committee shall determine, at the time of grant or thereafter, the time or times at which an SAR may be exercised in whole or in part, the method of exercise, method of settlement, form of consideration payable in settlement, method by which Shares will be delivered or deemed to be delivered to Eligible Employees, whether or not an SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR. Unless the Committee determines otherwise, an SAR (a) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter or (b) granted in tandem with an ISO may only be granted at the time of grant of the related ISO.

    D. RESTRICTED SHARES. The Committee is authorized to grant Restricted Shares to Eligible Employees on the following terms and conditions:

         1. ISSUANCE AND RESTRICTIONS. Restricted Shares shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Shares, an Eligible Employee granted Restricted Shares shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Shares and the right to receive dividends thereon.

         2. FORFEITURE. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon termination of employment during the applicable restriction period, Restricted Shares and any accrued but unpaid dividends or Dividend Equivalents that are at that time subject to restrictions shall be forfeited; PROVIDED, HOWEVER, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Shares will be waived in whole or in part in the event of termination resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Shares.

         3. CERTIFICATES FOR SHARES. Restricted Shares granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Eligible Employee, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company shall retain physical possession of the certificate.

         4. DIVIDENDS. Dividends paid on Restricted Shares shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Committee, in cash or in unrestricted Shares having a Fair Market Value equal to the amount of such dividends. Shares distributed in connection with a Share split or dividend in Shares, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Shares with respect to which such Shares or other property has been distributed.

    E. RESTRICTED SHARE UNITS. The Committee is authorized to grant Restricted Share Units to Eligible Employees, subject to the following terms and conditions:

         1. AWARD AND RESTRICTIONS. Delivery of Shares or cash, as the case may be, will occur upon expiration of the deferral period specified for Restricted Share Units by the Committee (or, if permitted by the Committee, as elected by the Eligible Employee). In addition, Restricted Share Units shall be subject to such restrictions as the Committee may impose, if any (including, without limitation, the achievement of performance criteria if deemed appropriate by the Committee), at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine.

         2. FORFEITURE. Except as otherwise determined by the Committee at date of grant or thereafter, upon termination of employment (as determined under criteria established by the Committee) during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Share Units), or upon failure to satisfy any other conditions precedent to the delivery of Shares or cash to which such Restricted Share Units relate, all Restricted Share Units that are at that time subject to deferral or restriction shall be forfeited; PROVIDED, HOWEVER, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Share Units will be waived in whole or in part in the event of termination resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Share Units.

    F. PERFORMANCE SHARES AND PERFORMANCE UNITS. The Committee is authorized to grant Performance Shares or Performance Units or both to Eligible Employees on the following terms and conditions:

         1. PERFORMANCE PERIOD. The Committee shall determine a performance period (the "Performance Period") of one or more years and shall determine the performance objectives for grants of Performance Shares and Performance Units. Performance objectives may vary from Eligible Employee to Eligible Employee and shall be based upon such performance criteria as the Committee may deem appropriate. Performance Periods may overlap and Eligible Employees may participate simultaneously with respect to Performance Shares and Performance Units for which different Performance Periods are prescribed.

         2. AWARD VALUE. At the beginning of a Performance Period, the Committee shall determine for each Eligible Employee or group of Eligible Employees with respect to that Performance Period the range of number of Shares, if any, in the case of Performance Shares, and the range of dollar values, if any, in the case of Performance Units, which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee, which shall be paid to an Eligible Employee as an Award if the relevant measure of Company performance for the Performance Period is met.

         3. SIGNIFICANT EVENTS. If during the course of a Performance Period there shall occur significant events as determined by the Committee which the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective; PROVIDED, HOWEVER, that, if an Award Agreement so provides, the Committee shall not have discretion to increase the amount of compensation payable under the Award to the extent such an increase would cause the Award to lose its qualification as performance-based compensation for purposes of Section 162(m)(4)(C) of the Code and the regulations thereunder.

         4. FORFEITURE. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon termination of employment during the applicable Performance Period, Performance Shares and Performance Units for which the Performance Period was prescribed shall be forfeited; PROVIDED, HOWEVER, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in an individual case, that restrictions or forfeiture conditions related to Performance Shares and Performance Units will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Performance Shares and Performance Units.

         5. PAYMENT. Each Performance Share or Performance Unit may be paid in whole Shares, or cash, or a combination of Shares and cash either as a lump sum payment or in installments, all as the Committee shall determine, at the time of grant of the Performance Share or Performance Unit or otherwise, commencing as soon as practicable after the end of the relevant Performance Period.

    G. DIVIDEND EQUIVALENTS. The Committee is authorized to grant Dividend Equivalents to Eligible Employees. The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, or other investment vehicles as the Committee may specify, provided that Dividend Equivalents (other than freestanding Dividend Equivalents) shall be subject to all conditions and restrictions of the underlying Awards to which they relate.

    H. OTHER SHARE-BASED AWARDS. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Employees such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, unrestricted shares awarded purely as a "bonus" and not subject to any restrictions or conditions, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified Subsidiaries or Affiliates. The Committee shall determine the terms and conditions of such Awards at date of grant or thereafter. Shares delivered pursuant to an Award in the nature of a purchase right granted under this
Section V.H. shall be purchased for such consideration, paid for in such times, by such methods, and in such forms, including, without limitation, cash, Shares, notes or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, shall also be authorized pursuant to this Section 5(h).

VI.  CERTAIN PROVISIONS APPLICABLE TO AWARDS.

    A. STAND-ALONE, ADDITIONAL, TANDEM AND SUBSTITUTE AWARDS. Awards granted under the Plan may, in the discretion of the Committee, be granted to Eligible Employees either alone or in addition to, in tandem with, or in exchange or substitution for, any other Award granted under the Plan or any award granted under any other plan or agreement of the Company, any Subsidiary or Affiliate, or any business entity to be acquired by the Company or a Subsidiary or Affiliate, or any other right of an Eligible Employee to receive payment from the Company or any Subsidiary or Affiliate. Awards may be granted in addition to or in tandem with such other Awards or awards, and may be granted either as of the same time as or a different time from the grant of such other Awards or awards. The per Share exercise price of any Option, grant price of any SAR, or purchase price of any other Award conferring a right to purchase Shares which is granted, in connection with the substitution of awards granted under any other plan or agreement of the Company or any Subsidiary or Affiliate or any business entity to be acquired by the Company or any Subsidiary or Affiliate, shall be determined by the Committee, in its discretion.

    B. TERMS OF AWARDS. The term of each Award granted to an Eligible Employee shall be for such period as may be determined by the Committee; PROVIDED, HOWEVER, that in no event shall the term of any ISO or an SAR granted in tandem therewith exceed a period of ten years from the date of its grant (or such shorter period as may be applicable under Section 422 of the Code).

    C. FORM OF PAYMENT UNDER AWARDS. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Shares, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments.


    D. NONTRANSFERABILITY. Awards (except for vested Shares) shall not be transferable by an Eligible Employee except by will or the laws of descent and distribution (except pursuant to a Beneficiary designation) and shall be exercisable during the lifetime of an Eligible Employee only by such Eligible Employee or his guardian or legal representative. An Eligible Employee's rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to claims of the Eligible Employee's creditors. Each Award, or the Shares issued pursuant to such Award, shall be held (subject to expiration or forfeiture, as the case may be) for at least six months following the date of grant of such Award.


VII.  DIRECTOR'S OPTIONS.

    A. ANNUAL GRANT.  On the Effective Date, each Director in office on such
date shall automatically be granted a NQSO to purchase [     ] Shares with an
exercise price per Share of $_________. In addition, on each anniversary, such date, beginning with the anniversary occurring in 1997, each Director in office
on such date shall automatically be granted a NQSO to purchase [    ]  Shares
with an exercise price per Share equal to 100 percent of the Market Value of one Share on the date of grant; provided, however, that such price shall be at least equal to the par value of a Share. Each Option granted to a Director under this paragraph (1) shall become fully exercisable on the date of grant, and shall expire (unless terminated earlier under paragraph (2) below) on the tenth anniversary of the date of grant.


    B. MARKET VALUE. For purposes of this Section VII, Market Value shall mean the mean between the high and low selling prices per Share on the immediately preceding date (or, if the Shares were not traded on that day, the next preceding day that the Shares were traded) on the principal exchange or market on which the Shares are traded, as such prices are officially quoted on such exchange or market. If no public trading market for the Shares shall exist, Market Value shall mean $_________ per share.

    C. TERMINATION OF SERVICE. If a person ceases to be a Director, (i) due to retirement after attainment of age 65, or (ii) due to death or disability, all of his outstanding Options may be exercised at any time prior to the expiration dates of such Options. If the Director's service terminates for any other reason, all of his outstanding Options may be exercised at any time within six months after the date of such termination, but no later than the expiration date of the Options.

    D. TIME AND METHOD OF EXERCISE. The exercise price of a Director's Option shall be paid to the Company at the time of exercise either in cash or in Shares already owned by the optionee and having a total Market Value equal to the exercise price, or in a combination of cash and such Shares.


    E. NONTRANSFERABILITY. No Director's Option granted under the Plan shall be transferable other than by will or by the laws of descent and distribution. During the lifetime of the optionee, a Director's Option shall be exercisable only by him or by his guardian or legal representative. Each Director's
Option, or the Shares issued pursuant to such option, shall be held (subject to expiration) by the Director for at least six months following the date of grant of such Director's Option.

    F. ADJUSTMENTS. In the event that subsequent to the Effective Date any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other such change, affects the Shares such that they are increased or decreased or changed into or exchanged for a different number or kind of shares, other securities of the Company or of another corporation or other consideration, then in order to maintain the proportionate interest of the Director and preserve the value of the Director's Option, (1) there shall automatically be substituted for each Share subject to an unexercised Director's Option and each Share to be issued under Section VII.A. subsequent to such event the number and kind of shares, other securities or other consideration into which each outstanding Share shall be changed or for which each such Share shall be exchanged, and (2) the exercise price shall be increased or decreased proportionately so that the aggregate purchase price for the Shares subject to any unexercised Director's Option shall remain the same as immediately prior to such event.

    G. ADMINISTRATION. To the extent the Plan relates to Director's Options, it is intended to operate automatically and not require administration. However, to the extent that administration is necessary with respect to such grants, the Plan shall be administered by the Secretary of the Company. Since the Director's Options are awarded automatically, this function will be limited to ministerial matters. The plan administrator will have no discretion with respect to the selection of Director optionees, the determination of the exercise price of Director's Options, the timing of such grants or number of Shares covered by the Director's Options.

VIII.  GENERAL PROVISIONS.

    A. COMPLIANCE WITH LEGAL AND TRADING REQUIREMENTS. The Plan, the granting and exercising of Awards or Director's Options thereunder, and the other obligations of the Company under the Plan and any Award Agreement, shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under any Award or Director's Option until completion of such stock exchange or market system listing or registration or qualification of such Shares or other required action under any state or federal law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of the Plan shall be interpreted or construed to obligate the Company to register any Shares under federal or state law.

    B. NO RIGHT TO CONTINUED EMPLOYMENT OR SERVICE. Neither the Plan or any action taken thereunder shall be construed as giving any employee or director the right to be retained in the employ or service of the Company or any of its Subsidiaries or Affiliates, nor shall it interfere in any way with the right of the Company or any of its Subsidiaries or Affiliates to terminate any employee's or director's employment or service at any time.

    C. TAXES. The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to an Eligible Employee, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Eligible Employees to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of an Eligible Employee's tax obligations.

    D. CHANGES TO THE PLAN AND AWARDS. The Board may amend, alter, suspend, discontinue, or terminate the Plan or the Committee's authority to grant awards under the Plan without the consent of stockholders of the Company or Participants, except that any such amendment, alteration, suspension, discontinuation, or termination shall be subject to the approval of the Company's stockholders to the extent such stockholders' approval is required under Section
422 of the Code; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of the Plan may impair the rights or, in any other manner, adversely affect the rights of such Participant under any Award or Director's Option theretofore granted to him.


    E. NO RIGHTS TO AWARDS; NO STOCKHOLDER RIGHTS. No Eligible Employee or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Employees and employees. No award shall confer on any Eligible Employee any of the rights of a stockholder of the Company unless and until Shares are duly issued or transferred to the Eligible Employee in accordance with the terms of the Award.

    F. UNFUNDED STATUS OF AWARDS. The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award or Director's Option, nothing contained in the Plan or any Award or Director's Option shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

    G. NONEXCLUSIVITY OF THE PLAN. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of options and other awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

    H. NOT COMPENSATION FOR BENEFIT PLANS. No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company for the benefit of its employees or directors unless the Company shall determine otherwise.

    I. NO FRACTIONAL SHARES. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award or Director's Option. In the case of Awards to Eligible Employees, the Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated. In the case of Director's Options, cash shall be paid in lieu of such fractional shares.

    J. GOVERNING LAW. The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan, and any Award Agreement shall be determined in accordance with the laws of Delaware without giving effect to principles of conflict of laws.

    K. EFFECTIVE DATE; PLAN TERMINATION. The Plan shall become effective as of ___________ (the "Effective Date") upon approval by the affirmative votes of the holders of a majority of voting securities of the Company. The Plan shall terminate as to future awards on the date which is ten (10) years after the Effective Date.

    L. TITLES AND HEADINGS. The titles and headings of the sections in the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The following summary is qualified in its entirety by reference to the complete text of the statute referred to below, the Company's Certificate of Incorporation and Bylaws.

    The Registrant's Bylaws provides that each person who was or is made a party to, is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, or is contacted by any governmental or regulatory body in connection with any investigation or inquiry, by reason of the fact that he or she is or was a director or executive officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding or investigation is alleged action in an official capacity or in any other capacity as set forth above shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law as it currently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Registrant to provide broader indemnification rights than such law permitted the Registrant to provide prior to such amendment).

    Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify a director, officer, employee or agent of the corporation (or other entity if such person is serving in such capacity at the corporation's request) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or other entity if such person is serving in such capacity at the corporation's request) against expenses (including attorneys' fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

    The Registrant's Certificate of Incorporation provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction in which the director derived an improper personal benefit.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    a.  Exhibits


 EXHIBIT                                             DESCRIPTION
- ---------  ------------------------------------------------------------------------------------------------
   *2.1.1  Form of Standstill Agreement dated July 8, 1996 among the Registrant and the holders of the
            Registrant's 12% Senior Secured Notes due 1997 who are signatories thereto.
    2.1.2  Form of Standstill Agreement dated July 11, 1996 among the Registrant and the holders of the
            Registrant's 12% Senior Secured Notes due 1997 who are signatories thereto (incorporated by reference to Exhibit 2.1.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996 (the "1996 Form 10-K")).
     *2.2  Form of Warrant Agreement Amendment No. 1, dated as of July 9, 1996, among the Registrant and the holders of the Warrants, dated July 17, 1992, who are signatories thereto.
     *2.3  Letter, dated June 7, 1996, from BNY Financial Corporation to the Registrant with attached Term
            Sheet.
      3.1  Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the
            Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1993 (the "1993 Form
            10-K").
      3.2  Restated and Amended Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the
            1993 Form 10-K).
      3.3  Proposed Form of Amended and Restated Certificate of Incorporation of the Registrant (attached as Appendix A to the Proxy Statement/Prospectus forming a part of this Registration Statement).
     *3.4  Proposed form of Amended and Restated Bylaws of the Registrant.
      4.1  Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the 1993 Form
            10-K).
      4.2  Form of Warrant issued to holders of Senior Notes (incorporated by reference to Exhibit 4-A to the Registrant's Form 8-K dated July 17, 1992 (the "July 1992 Form 8-K")).
      4.3  Form of 8% Convertible Subordinated Debentures due August 31, 2003 (incorporated by reference to
            Exhibit 4.3 of the 1993 Form 10-K).
     *4.4  Form of 12% Senior Secured Notes.
     *5.1  Opinion of King & Spalding as to the legality of the securities being registered.
      8.1  Opinion of King & Spalding as to tax matters (filed herewith).
  *10.1.1  Employment Agreement, dated as of December 1, 1995, between the Registrant and Alexius A. Dyer
            III.
   10.2.1  Employee Stock Option Plan (incorporated by reference to Exhibit 10.2.1. of the 1993 Form 10-K).
   10.2.2  Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.2.2 of the 1993
            Form 10-K).
   10.2.3  401(k) Plan (incorporated by reference to Exhibit 10-H of the Registrant's Annual Report in Form
            10-K for the fiscal year ended May 31, 1992 (the "1992 Form 10-K")).
   10.2.4  Bonus Plan (incorporated by reference to Exhibit 10.2.4 of the 1992 Form 10-K).
   10.2.5  Cafeteria Plan (incorporated by reference to Exhibit 10.2.5 of the 1993 Form 10-K).

 EXHIBIT                                             DESCRIPTION
- ---------  ------------------------------------------------------------------------------------------------
   10.2.6  Proposed Form of 1996 Long-Term Incentive and Share Award Plan (attached as Appendix B to the
            Proxy Statement/Prospectus forming a part of this Registration Statement).
   10.3.1  Form of Securities Purchase Agreement dated as of July 17, 1992 among Registrant and the
            Purchasers listed therein, as amended (Incorporated by reference to Exhibit 10-A of the
            Registrant's July 1992 Form 8-K).
   10.3.2  Consent, Amendment and Waiver dated as of September 8, 1993 among Registrant and the parties listed therein (incorporated by reference to Exhibit 10.9.2 of the 1993 Form 10-K).
     10.4  Representative Indemnity Agreement between Registrant and its Directors and Executive Officers.
            (incorporated by reference to Exhibit 10.12 of the 1993 Form 10-K).
   10.5.1  Securities Purchase Agreement dated as of September 8, 1993 among Registrant and the Purchasers listed therein (incorporated by reference to Exhibit 10.13 of the 1993 Form 10-K).
     10.6  Form of Registration Rights Agreement dated as of September 8, 1993, among Registrant and the
            Purchasers listed therein (incorporated by reference to Exhibit 10.14 of the 1993 Form 10-K).
     10.7  Settlement Stipulation, dated January 31, 1995, among Admark International, Ltd., Plaintiff and
            Norville Trading Company Ltd., International Airline Support Group, Inc., and Richard R.
            Wellman, Defendants (incorporated by reference to Exhibit 10.7.3 of the Registrant's Annual
            Report in Form 10-K for the fiscal year ended May 31, 1995 (the "1995 Form 10-K")).
     10.8  Purchase Agreement, dated January 1995, among International Airline Support Group, Inc., Richard
            R. Wellman, Lynda Wellman, and Custom Air Holdings, Inc., including as an exhibit the "General
            Proxy" executed by Richard R. Wellman and Lynda Wellman (incorporated by reference to Exhibit
            10.1 to the Registrant's Form 10-Q/A for the quarter ended August 31, 1994).
    10.10  Assignment and Assumption Agreement, dated January 31, 1995, between International Airline
            Service Center, Inc. and Express One International, Inc. (incorporated by reference to Exhibit
            10.2 to the Registrant's Form 10-Q/A for the quarter ended August 31, 1994).
    10.11  Notice of Payment Blockage, dated May 25, 1995 (incorporated by reference to Exhibit 10.11 of the 1995 Form 10-K).
   *10.12  Form of Engagement Letter dated February 16, 1996, between the Registrant and Kirkland Messina,
            Inc.
    10.13  Form of Depositary Agreement between the Registrant and First Union National Bank of North
            Carolina (incorporated by reference to Exhibit 10.13 to the Registrant's 1996 Form 10-K).
    10.14  Commission Agreement dated December 1, 1995 between the Registrant and J.M. Associates, Inc.
            (incorporated by reference to Exhibit 10.14 to the Registrant's 1996 Form 10-K).
       11  Statement regarding computation of per share earnings (filed herewith).
       12  Statement regarding computation of ratios (filed herewith).
       21  Subsidiaries of Registrant (filed herewith).
     23.1  Consent of Grant Thornton L.L.P. (filed herewith).
    *23.2  Consent of King & Spalding (included in Exhibit 5.1).

 EXHIBIT                                             DESCRIPTION
- ---------  ------------------------------------------------------------------------------------------------
    *24.1  Power of attorney of the officers and directors of Registrant signing this Registration
            Statement.
    *99.1  Form of Consent and Letter of Transmittal for the Registrant's 8% Convertible Subordinated
            Debentures due August 31, 2003.
    *99.2  Form of Notice of Guaranteed Delivery for the Registrant's 8% Convertible Subordinated
            Debentures due August 31, 2003.
    *99.2  Form of Proxy with respect to the solicitation of the holders of the Registrant's Common Stock.


- ------------------------

* previously filed.



b.         Financial Statement Schedules.
           Schedule II  Valuation and Qualifying Accounts


ITEM 22.  UNDERTAKINGS

    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on August 16, 1996.

                                INTERNATIONAL AIRLINE SUPPORT
                                GROUP, INC.

                                By             /s/ GEORGE MURNANE III
                                     ------------------------------------------
                                                 George Murnane III
                                            EXECUTIVE VICE PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                         TITLE                    DATE
- ------------------------------  ------------------------------  ---------------

              *                 Chairman of the Board,
- ------------------------------    President, Chief Executive    August 16, 1996
     Alexius A. Dyer III          Officer and Director

              *
- ------------------------------  Executive Vice President and    August 16, 1996
      George Murnane III          Chief Financial Officer

              *                 Vice President -- Finance,
- ------------------------------    Controller and Chief          August 16, 1996
       Robert K. Norris           Accounting Officer

              *
- ------------------------------  Director                        August 16, 1996
       E. James Mueller

              *
- ------------------------------  Director                        August 16, 1996
       Kyle R. Kirkland

*By   /s/ GEORGE MURNANE III
    --------------------------
        George Murnane III
         ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


EXHIBITS                                                                                                        PAGE
- ---------                                                                                                       -----
   *2.1.1  Form of Standstill Agreement dated July 8, 1996 among the Registrant and the holders of the
            Registrant's 12% Senior Secured Notes due 1997 who are signatories thereto.
    2.1.2  Form of Standstill Agreement dated July 11, 1996 among the Registrant and the holders of the
            Registrant's 12% Senior Secured Notes due 1997 who are signatories thereto (incorporated by reference to Exhibit 2.1.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996 (the "1996 Form 10-K")).
     *2.2  Form of Warrant Agreement Amendment No. 1, dated as of July 9, 1996, among the Registrant and the holders of the Warrants, dated July 17, 1992, who are signatories thereto.
     *2.3  Letter, dated June 7, 1996, from BNY Financial Corporation to the Registrant with attached Term
            Sheet.
      3.1  Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the
            Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1993 (the "1993 Form
            10-K").
      3.2  Restated and Amended Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the
            1993 Form 10-K).
      3.3  Proposed Form of Amended and Restated Certificate of Incorporation of the Registrant (attached as Appendix A to the Proxy Statement/Prospectus forming a part of this Registration Statement).
     *3.4  Proposed form of Amended and Restated Bylaws of the Registrant.
      4.1  Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the 1993 Form
            10-K).
      4.2  Form of Warrant issued to holders of Senior Notes (incorporated by reference to Exhibit 4-A to the Registrant's Form 8-K dated July 17, 1992 (the "July 1992 Form 8-K")).
      4.3  Form of 8% Convertible Subordinated Debentures due August 31, 2003 (incorporated by reference to
            Exhibit 4.3 of the 1993 Form 10-K).
     *4.4  Form of 12% Senior Secured Notes.
     *5.1  Opinion of King & Spalding as to the legality of the securities being registered.
      8.1  Opinion of King & Spalding as to tax matters (filed herewith).
  *10.1.1  Employment Agreement, dated as of December 1, 1995, between the Registrant and Alexius A. Dyer
            III.
   10.2.1  Employee Stock Option Plan (incorporated by reference to Exhibit 10.2.1. of the 1993 Form 10-K).
   10.2.2  Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.2.2 of the 1993
            Form 10-K).
   10.2.3  401(k) Plan (incorporated by reference to Exhibit 10-H of the Registrant's Annual Report in Form
            10-K for the fiscal year ended May 31, 1992 (the "1992 Form 10-K")).
   10.2.4  Bonus Plan (incorporated by reference to Exhibit 10.2.4 of the 1992 Form 10-K).
   10.2.5  Cafeteria Plan (incorporated by reference to Exhibit 10.2.5 of the 1993 Form 10-K).

EXHIBITS                                                                                                        PAGE
- ---------                                                                                                       -----
   10.2.6  Proposed Form of 1996 Long-Term Incentive and Share Award Plan (attached as Appendix B to the
            Proxy Statement/Prospectus forming a part of this Registration Statement).
   10.3.1  Form of Securities Purchase Agreement dated as of July 17, 1992 among Registrant and the
            Purchasers listed therein, as amended (Incorporated by reference to Exhibit 10-A of the
            Registrant's July 1992 Form 8-K).
   10.3.2  Consent, Amendment and Waiver dated as of September 8, 1993 among Registrant and the parties listed therein (incorporated by reference to Exhibit 10.9.2 of the 1993 Form 10-K).
     10.4  Representative Indemnity Agreement between Registrant and its Directors and Executive Officers.
            (incorporated by reference to Exhibit 10.12 of the 1993 Form 10-K).
   10.5.1  Securities Purchase Agreement dated as of September 8, 1993 among Registrant and the Purchasers listed therein (incorporated by reference to Exhibit 10.13 of the 1993 Form 10-K).
     10.6  Form of Registration Rights Agreement dated as of September 8, 1993, among Registrant and the
            Purchasers listed therein (incorporated by reference to Exhibit 10.14 of the 1993 Form 10-K).
     10.7  Settlement Stipulation, dated January 31, 1995, among Admark International, Ltd., Plaintiff and
            Norville Trading Company Ltd., International Airline Support Group, Inc., and Richard R.
            Wellman, Defendants (incorporated by reference to Exhibit 10.7.3 of the Registrant's Annual
            Report in Form 10-K for the fiscal year ended May 31, 1995 (the "1995 Form 10-K")).
     10.8  Purchase Agreement, dated January 1995, among International Airline Support Group, Inc., Richard
            R. Wellman, Lynda Wellman, and Custom Air Holdings, Inc., including as an exhibit the "General
            Proxy" executed by Richard R. Wellman and Lynda Wellman (incorporated by reference to Exhibit
            10.1 to the Registrant's Form 10-Q/A for the quarter ended August 31, 1994).
    10.10  Assignment and Assumption Agreement, dated January 31, 1995, between International Airline
            Service Center, Inc. and Express One International, Inc. (incorporated by reference to Exhibit
            10.2 to the Registrant's Form 10-Q/A for the quarter ended August 31, 1994).
    10.11  Notice of Payment Blockage, dated May 25, 1995 (incorporated by reference to Exhibit 10.11 of the 1995 Form 10-K).
   *10.12  Form of Engagement Letter dated February 16, 1996, between the Registrant and Kirkland Messina,
            Inc.
    10.13  Form of Depositary Agreement between the Registrant and First Union National Bank of North
            Carolina (incorporated by reference to Exhibit 10.13 to the Registrant's 1996 Form 10-K).
    10.14  Commission Agreement dated December 1, 1995 between the Registrant and J.M. Associates, Inc.
            (incorporated by reference to Exhibit 10.14 to the Registrant's 1996 Form 10-K).
       11  Statement regarding computation of per share earnings (filed herewith).
       12  Statement regarding computation of ratios (filed herewith).
       21  Subsidiaries of Registrant (filed herewith).
     23.1  Consent of Grant Thornton L.L.P. (filed herewith).
    *23.2  Consent of King & Spalding (included in Exhibit 5.1).

EXHIBITS                                                                                                        PAGE
- ---------                                                                                                       -----
    *24.1  Power of attorney of the officers and directors of Registrant signing this Registration
            Statement.
    *99.1  Form of Consent and Letter of Transmittal for the Registrant's 8% Convertible Subordinated
            Debentures due August 31, 2003.
    *99.2  Form of Notice of Guaranteed Delivery for the Registrant's 8% Convertible Subordinated
            Debentures due August 31, 2003.
    *99.2  Form of Proxy with respect to the solicitation of the holders of the Registrant's Common Stock.


- ------------------------

* previously filed.